82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/83 date 31.03.2006 pages incl. cover ____________

Sec[redacted]ssion
Off
Cor
450
Was ... U.S.A.

06012341

Dear Sirs!

SUPPL

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. «Information on the earned and (or) paid out income on the Issuer's securities» (English and Russian versions – 1 page each);
2. «Information about events that may significantly affect price of securities of the Issuer» – (English and Russian version - 1 page each);
3. News release about approval of contenders in the Board of Directors and Audit Committee of OJSC «CenterTelecom» - 2 pages;
4. News release about the Company's Corporate Governance Rating confirmation by the Russian Institute of Directors - 1 page.
5. «Information about events resulting in one-time increase (decrease) of net profit or net loss of the Issuer by more than 10 percent»
6. «Information on the record dates set by the Issuer» (English and Russian versions – 1 page each);
7. «Information on the record dates set by the Issuer» (English and Russian versions – 1 page each);
8. Quarterly report of the Issuer for Q4 2005 (English and Russian versions - 281 pages each);

General Director S.V. Pridantsev

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

dlw 4/10

82- 5198

NOTICE OF A MATERIAL FACT

INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0300194A30032006*

2. Contents of the notice
2.1. Fact (facts) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: ***revenues decrease in Q4 2005 comparing with Q3 2005 was due to creation of the reserve for payment of incentives to the Company's employees at the total sum of 130.8 million rubles and the reserve on doubtful accounts receivable (CJSC «Regional Communication Company») at the sum of 61.5 million rubles.***
2.2. Date of the event (events) resulting in the one-time increase (decrease) of the net profit or loss of the issuer by more than 10 percent: ***March 30, 2006.***
2.3. Net profit of the issuer in the reporting period (Q3 2005) preceding the reporting period when the relevant fact occurred: ***160 765 (One hundred sixty thousand and seven hundred sixty five) thousand rubles.***
2.4. Net profit of the issuer in the reporting period (Q4 2005) when the relevant event (events) occurred: ***120 453 (One hundred twenty thousand and four hundred fifty three) thousand rubles.***
2.5. Change in the net profit in absolute and relative (percentage) terms: Absolute change in the net profit: ***-40 312 (Forty thousand and three hundred twelve) thousand rubles.*** Percentage change in the net profit: ***-25.08%.***

3. Signatures		
3.1. General Director OJSC «CenterTelecom»	______________ Seal	S.V. Pridantsev
3.2. Date: March 30, 2006.		
3.3. Chief Accountant OJSC «CenterTelecom»	______________	A.D. Kartashov
3.4. Date: March 30, 2006.		

82-5798

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*"Приложение к Вестнику ФСФР", "Российская газета"*

1.9. Код существенного факта	*0300194A30032006*

2.Содержание сообщения
2.1. Факт (факты), повлекший разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***уменьшение прибыли в 4 квартале 2005 года по сравнению с 3 кварталом 2005 года связано с созданием резерва на выплату премий работникам Общества на общую сумму 130,8 млн. рублей и созданием резерва по сомнительной дебиторской задолженности (ЗАО «Региональная Компания Связи») на сумму 61,5 млн. рублей.*** 2.2. Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***30.03.2006 года.*** 2.3. Значение чистой прибыли эмитента за отчетный период (3 квартал 2005г.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): ***160 765 (Сто шестьдесят тысяч семьсот шестьдесят пять) тыс. рублей.*** 2.4. Значение чистой прибыли эмитента за отчетный период (4 квартал 2005г.), в котором появился соответствующий факт (факты): ***120 453 (Сто двадцать тысяч четыреста пятьдесят три) тыс. рублей.*** 2.5. Изменение чистой прибыли эмитента в абсолютном и процентном отношении: Абсолютное изменение чистой прибыли: ***-40 312 (Сорок тысяч триста двенадцать) тыс.рублей.*** Процентное изменение чистой прибыли: ***-25,08%.***

3. Подписи		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В.Приданцев
3.2. Дата 30 марта 2006 года		
3.3. Главный бухгалтер ОАО «ЦентрТелеком»		А.Д.Карташов
3.4. Дата 30 марта 2006 года		

82-5198

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

«INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS»:

«About inclusion of D. V. Karmanov in the Management Board of the Company and definition of his term of office»

2.1. Date of the Company's Board of Directors meeting: ***March 6, 2006.***

2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting:

March 7, 2006, Minutes № 20.

2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

Inclusion of Deputy General Director - Human Resources Director of OJSC «CenterTelecom» Dmitry Valeryevich Karmanov in the Management Board of the Company with the term of office starting with March 6, 2006 to August 1, 2006 inclusive.

2.4. Information about the member of the OJSC «CenterTelecom» Management Board:

given name and surname of the person: ***Dmitry V. Karmanov;***

Interest in the legal (charter) capital of the Company: ***no interest;***

Percentage of the ordinary shares of the Company: ***no interest;***

Interest in daughter/affiliated companies of the Company: ***no interest;***

Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***

Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

3. Signature

3.1. General Director

OJSC «CenterTelecom» ______________________ S.V. Pridantsev

Seal

3.2. Date: March 7, 2006.

82-5198

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

СВЕДЕНИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ:
О введении в состав Правления Общества Карманова Д.В. и определении срока его полномочий.

2.1. Дата проведения заседания совета директоров ОАО «ЦентрТелеком»: ***06 марта 2006г.***

2.2. Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком»: ***07 марта 2006г., протокол № 20.***

2.3. Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:
Ввести в состав Правления Общества заместителя Генерального директора – директора по персоналу ОАО «ЦентрТелеком» Карманова Дмитрия Валерьевича со сроком полномочий с 6 марта 2006 года по 1 августа 2006 года включительно.

2.4. Сведения о члене Правления ОАО «ЦентрТелеком»:

фамилия, имя, отчество: ***Карманов Дмитрий Валерьевич;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет***;

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком" _______________ С.В. Приданцев

3.2. Дата «07» марта 2006г. М.П.

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1 General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta***

1.9. Code of the material fact	*0600194A17032006; 0900194A17032006*

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***interest-bearing documentary non-convertible series 03 bearer bonds to be centrally kept with a custodian (hereafter – Bonds)***   2.2. State registration number of the securities issue, date of the state registration: ***4-18-00194-A, August 1, 2003.***   2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***   2.4. The issuer's governing body which passed decision on the interest (coupon) rate of the Company's issued bonds: ***Coupon rate is determined pursuant to the Decision on Securities Issue (state registration number 4-18-00194-A dated August 1, 2003 approved by the CenterTelecom Board of Directors on June 18, 2003 (Minutes № 11). The fifth coupon rate is 12.35% p. a.***   2.5. The date at which the decision on the coupon size of the Company's issued bonds was made: ***June 18, 2003.***   2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***June 18, 2003.***   2.7. The essence of the issuer's obligations: ***payment of the fifth coupon yield on the Bonds.***   Total amount of payable interest on the Issuer's Bonds: ***123 160 000 (One hundred twenty three million and one hundred and sixty thousand) rubles 00 kopecks.***   Total amount of interest payable per Bond: ***61 (Sixty one) rubles 58 kopecks.***   2.8. Form of effecting income payments on the issuer securities: ***currency of the Russian Federation by non-cash transaction.***   2.9. Date at which the issuer's obligations should be met: ***March 17, 2006.***   2.10. Total amount of interest paid on the Bonds: ***123 160 000 (One hundred twenty three million and one hundred and sixty thousand) rubles 00 kopecks.***   2.11. Obligation fulfillment confirmation: ***obligation performed in full measure.***

3. Signature		
3.1. General Director Open Joint-Stock Company «Central Telecommunication Company»	________________ (Signature)	S.V. Pridantsev
3.2. Date: March 17, 2006	Seal	

82 - 5198

СООБЩЕНИЕ О СУЩЕСТВЕННЫХ ФАКТАХ
«СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА»
«СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Известия», «Приложение к Вестнику ФСФР»***

1.9. Коды существенных фактов	***0600194A17032006; 0900194A17032006***

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***документарные процентные неконвертируемые облигации на предъявителя серии 03 с обязательным централизованным хранением (далее – Облигации).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-18-00194-А, 01 августа 2003г.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг.***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***Размер купона определяется в соответствии с Решением о выпуске Облигаций (государственный регистрационный номер 4-18-00194-А от 01 августа 2003г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 18 июня 2003г. (протокол № 11). Процентная ставка по пятому купону составляет 12,35% годовых.***
2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***18 июня 2003г.***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***18 июня 2003г.***
2.7. Содержание обязательства эмитента: ***выплата пятого купонного дохода по Облигациям.*** Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***123 160 000 (Сто двадцать три миллиона сто шестьдесят тысяч) рублей 00 копеек.*** Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***61 (Шестьдесят один) рубль 58 копеек.***
2.8. Форма выплаты доходов по ценным бумагам эмитента: ***денежные средства в валюте Российской Федерации в безналичном порядке.***
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента должно быть исполнено: ***17 марта 2006г.***
2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента: ***123 160 000 (Сто двадцать три миллиона сто шестьдесят тысяч) рублей 00 копеек.***
2.11. Факт исполнения обязательства эмитента: ***обязательство исполнено в полном объеме.***

3. Подпись		
3.1. Генеральный директор Открытого акционерного общества «Центральная телекоммуникационная компания»	(подпись)	С.В. Приданцев
3.2. Дата «17» марта 2006 г.	М.П.	

82-5198

CENTERTELECOM

22.03.2006 **News release**

CONTENDERS FOR BOARD OF DIRECTORS AND AUDIT COMMITTEE OF OJSC «CENTERTELECOM» WERE APPROVED

Moscow, March 17, 2006. The Board of Directors of OJSC «CenterTelecom» at the meeting held on March 6, 2006 approved the list of contenders for the Company's Board of Directors and Audit Committee. 24 contenders claim 11 positions in the Board of Directors and 9 contenders - 7 positions in the Audit Committee.

The Board of Directors acknowledged legally qualified suggestions of the following shareholders of the Company:

- OJSC «Svyazinvest» (holding 50.688 % of the voting shares);
- Russian Federal Property Fund (holding 9.5916 % of the voting shares);
- «Lindsell Enterprises Limited», «Reardon Enterprises Ltd.» (altogether holding 2.07 % of the voting shares);
- CJSC CB «Citybank» acting on the base of proxies from «Protsvetanie Holdings Limited», «Medvezhonok Holdings Limited», «Lorca Holding Limited» (altogether holding 2.172 % of the voting shares);
- CJSC «UBS Nominees» acting on the base of proxy «Red Hand Investments Limited» (holding 2.367 % of the voting shares).

The following persons listed in the legally qualified suggestions have been included in the list of contenders for the Board of Directors of OJSC «CenterTelecom» elections:

- **Boris D. Antonyuk** – Deputy Minister of Information Technologies and Communication of the Russian Federation
- **Nikolai B. Arutyunov** – Head of the Analytic Division of the Moscow representative office of NCH Advisors, Inc.
- **Andrei V. Beskorovayny** – Head of the Federal Communication Agency
- **Olga S. Borisova** – Expert of the back-office of the «Prosperity Capital Management Ltd.» Moscow representative office
- **Alexander M. Branis** – Director of the Moscow representative office of «Prosperity Capital Management Ltd.».
- **Stanislav G. Vartanyan** – Executive Director of the Investor Protection Association
- **Valery V. Degtyarev** – General Director of CJSC «Professional Telecommunications»
- **Vladimir V. Dudchenko** – Head of Analytic Division of the Moscow representative office of «NCH Advisors, Inc.».
- **Alexander N. Kiselev** – Aide to the Minister of Information technologies and Communication of the Russian Federation
- **Vladimir V. Kozin** – Director of Direct Investments and Assets Department of OJSC «Svyazinvest»
- **Dmitry A. Kononov** – Deputy Head of Transport and Communications Restructuring Division under Department for State Tariff Regulation and Infrastructure Reforms of the Russian Ministry of Economic Development and Trade
- **Sergei S. Konkov** – Head of Department of the Russian Federal Property Fund
- **Sergei I. Kuznetsov** – First Deputy General Director of OJSC «Svyazinvest»
- **Natalya V. Loginova** – Deputy Head of Division of the Federal Agency on Federal Property Management

- **Olga V. Leyn** – Expert in management of unit investment trusts assets of «Prosperity Capital Management Ltd.».
- **Ivan N. Mazalov** – Director of the Moscow representative office of «Prosperity Capital Management Ltd.».
- **Dmitry A. Milovantsev** – Deputy Minister of Information Technologies and Communication of the Russian Federation
- **Andrei V. Morozov** – Lawyer of the Moscow representative office of «NCH Advisors, Inc.».
- **Oksana V. Petrova** – Deputy Head of Division under Corporate Governance Department of OJSC «Svyazinvest».
- **Elena A. Pigareva** – Senior Expert of the Moscow region Territorial Department of the Federal Agency on Federal Property Management.
- **Victor D. Savchenko** – Executive Director – Director of Legal Department of OJSC «Svyazinvest».
- **Elena P. Selvich** – Director of Finance Department of OJSC «Svyazinvest».
- **Roman A. Filkin** – Director of the Moscow representative office of «Prosperity Capital Management Ltd.».
- **Valery N. Yashin** – General Director of OJSC «Svyazinvest»

The following persons listed in the legally qualified suggestions have been included in the list of contenders for the Audit Committee of OJSC «CenterTelecom» elections:

- **Stanislav P. Avdiyants** – Executive Director – Director of Economic and Tariff Policy of OJSC «Svyazinvest»;
- **Valentina F. Veremyanina** – Deputy Director of Legal Department of OJSC «Svyazinvest»;
- **Elena P. Degtyareva** – Senior Expert of Telecommunications Department of OJSC «Svyazinvest»;
- **Olga G. Koroleva** – Chief Accountant of OJSC «Svyazinvest»;
- **Sergei V. Podosinov** – Head of Division under Internal Audit Department of OJSC «Svyazinvest»;
- **Igor G. Polovnev** – Economist of Investor Protection Association;
- **Ilya V. Ponomarev** – Deputy Director of Economic Planning and Budgeting Department of OJSC «Svyazinvest»;
- **Ivan V. Topolya** – Deputy Head of Division under Accounting Department of OJSC «Svyazinvest»;
- **Alexander V. Shevchuk** – Expert of Investor Protection Association.

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).

82-5198

CENTER TELECOM

RID has confirmed Corporate Governance Score of OJSC «CenterTelecom»

Moscow, March 22, 2006. The Russian Institute of Directors (RID) and Rating Agency «Expert RA» has confirmed the National Corporate Governance Score of OJSC «CenterTelecom» at «A» level.
This was announced at the Presentation of the National Corporate Governance Rating (NCGR) according to the results of 2005 held on March 20 this year.

According to the results of 2005, OJSC «CenterTelecom» was given the highest «A» score: the level of corporate governance of the companies with this score is estimated as rather high owing to the fact that they meet the requirements of the Russian legislation in the field of corporate management, follow basic recommendations of the Russian Corporate Conduct Code, observe the rights of the companies' shareholders, their governing bodies conduct rather efficient operations and information transparency.

Alongside with OJSC «CenterTelecom» the «A» score was given to six more Russian companies: OJSC «Joint-Stock Financial Corporation Sistema», OJSC «RBC Information Systems», OJSC «Rostelecom», OJSC «North-West Telecom», OJSC «UralSvyazInform» and OJSC «Mosenergo».

Since 2004 the NCGR has been the project of the Russian Institute of Directors Consortium and Rating Agency «Expert RA». It is the independent expertise of companies' compliance with the key Russian and international standards of corporate governance in the field of shareholders' rights protection, governing and control bodies performance, information disclosure and consideration of the interested parties-participants of the corporate relations interests.

For details contact:
Director of Securities and Corporate Governance Department
Elena Romskaya
+7 (495) 793-2319
esidorovich@centertelecom.ru

Head of Investors Relations Division
Andrei Kalinchenko
+7 (495) 793-2340
kalin@centertelecom.ru

Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru
www.centertelecom.ru

82-5198

NOTICE OF MATERIAL FACT
"INFORMATION ON THE RECORD DATES SET BY THE ISSUER"

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Kurskaya pravda*

1.9. Code of the material fact	*0800194A28032006*

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***registered uncertified interest-bearing series «6-K» bonds of OJSC «CenterTelecom», state registration number 4-08-00194-A dated October 11, 2002 (hereafter – «Bonds»).*** 2.2. The purpose of finalizing the list of holders of registered securities: ***payment of fixed interest yield on the Bonds and Bonds redemption.*** 2.3. The record date to finalize the list of owners of registered securities: ***April 7, 2006.*** 2.4. Date of compiling the minutes of the meeting of the Issuer's authorized governing body, at which the decision to set the record date to finalize the list of owners of registered securities of the Issuer was made or other decision, which is the reason for setting the record date to finalize such list: ***the date to finalize the list of the Bonds owners is set by the Order of General Director of OJSC «CenterTelecom» № 04-01-03/2093 dated March 28, 2006 in compliance with the Decision on Securities Issue (state registration number 4-08-00194-A dated October 11, 2002).***

3. Signature		
3.1. General Direcor OJSC «CenterTelecom»	______________ Seal	S.V. Pridantsev
3.2. Date: March 28, 2006.		

82-5198

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Курская правда», «Приложение к Вестнику ФСФР»***

1.9. Код существенного факта	***0800194A28032006***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: ***именные бездокументарные процентные облигации ОАО «ЦентрТелеком» серии «6-К», государственный регистрационный номер 4-08-00194-А от 11 октября 2002 года (далее – «Облигации»).***

2.2. Цель, для которой составляется список владельцев именных ценных бумаг: ***выплата фиксированного процентного дохода по Облигациям и погашение Облигаций.***

2.3. Дата, на которую составляется список владельцев именных ценных бумаг: ***07 апреля 2006 года.***

2.4. Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: ***дата составления списка владельцев Облигаций установлена Распоряжением Генерального директора ОАО «ЦентрТелеком» № 04-01-03/2093 от 28 марта 2006 года в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-08-00194-А от 11 октября 2002 года).***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком» ____________ С.В. Приданцев

М.П.

3.2. Дата «28» марта 2006г.

Российская Федерация * Г.Р. № 1025006174710 * Открытое акционерное общество Центральная телекоммуникационная компания ЦЕНТР ТЕЛЕКОМ

82-5198

NOTICE OF MATERIAL FACT
"INFORMATION ON THE RECORD DATES SET BY THE ISSUER"

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Kurskaya pravda*

1.9. Code of the material fact	*0800194A28032006*

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***registered uncertified interest-bearing series «7-K» bonds of OJSC «CenterTelecom», state registration number 4-09-00194-A dated October 11, 2002 (hereafter – «Bonds»).***   2.2. The purpose of finalizing the list of holders of registered securities: ***payment of fixed interest yield on the Bonds and Bonds redemption.***   2.3. The record date to finalize the list of owners of registered securities: ***April 7, 2006.***   2.4. Date of compiling the minutes of the meeting of the Issuer's authorized governing body, at which the decision to set the record date to finalize the list of owners of registered securities of the Issuer was made or other decision, which is the reason for setting the record date to finalize such list: ***the date to finalize the list of the Bonds owners is set by the Order of General Director of OJSC «CenterTelecom» № 04-01-03/2092 dated March 28, 2006 in compliance with the Decision on Securities Issue (state registration number 4-09-00194-A dated October 11, 2002).***

3. Signature		
3.1. General Direcor OJSC «CenterTelecom»	____________________ М.П.	S.V. Pridantsev
3.2. Date: March 28, 2006.		

82-5798

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Курская правда», «Приложение к Вестнику ФСФР»***

1.9. Код существенного факта	***0800194А28032006***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: ***именные бездокументарные процентные облигации ОАО «ЦентрТелеком» серии «7-К», государственный регистрационный номер 4-09-00194-А от 11 октября 2002 года (далее – «Облигации»).***

2.2. Цель, для которой составляется список владельцев именных ценных бумаг: ***выплата фиксированного процентного дохода по Облигациям и погашение Облигаций.***

2.3. Дата, на которую составляется список владельцев именных ценных бумаг: ***07 апреля 2006 года.***

2.4. Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: ***дата составления списка владельцев Облигаций установлена Распоряжением Генерального директора ОАО «ЦентрТелеком» № 04-01-03/2092 от 28 марта 2006 года в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-09-00194-А от 11 октября 2002 года).***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В. Приданцев
3.2. Дата «28» марта 2006г.		

Открытое акционерное общество «Центральная телекоммуникационная компания» • Российская Федерация • ГР № 1025006174710 • ЦЕНТР ТЕЛЕКОМ

82-5198

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество

"Центральная телекоммуникационная компания"

Код эмитента:	0	0	1	9	4	–	А

за IV квартал 2005 года

Место нахождения эмитента: ***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, д.23***

Почтовый адрес эмитента: ***125993 г. Москва, ГСП-3, Дегтярный пер., дом 6, стр.2***

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ОАО «ЦентрТелеком»		***С.В. Приданцев***
(наименование должности руководителя эмитента)	(подпись)	(И.О. Фамилия)
Дата «14» февраля 2006 г.		
Главный бухгалтер ОАО «ЦентрТелеком»		***А.Д. Карташов***
(наименование должности лица, осуществляющего функции главного бухгалтера эмитента)	(подпись)	(И.О. Фамилия)
Дата «14» февраля 2006 г.	М.П.	

Контактное лицо: ***Заместитель директора Департамента ценных бумаг и корпоративного управления Сударева Наталья Александровна***

(указываются должность, фамилия, имя, отчество контактного лица эмитента)

Телефон: ***(495) 209-38-49***

(указывается номер (номера) телефона контактного лица)

Факс: ***(495) 793-24-38***

(указывается номер (номера) факса эмитента)

Адрес электронной почты: ***ocb@centertelecom.ru***

(указывается адрес электронной почты контактного лица (если имеется))

Адрес страницы (страниц) в сети Интернет, на которой раскрывается информация, содержащаяся в настоящем ежеквартальном отчете ***www.centertelecom.ru***

Оглавление

Введение

Полное фирменное наименование эмитента.
на русском языке - *Открытое акционерное общество "Центральная телекоммуникационная компания";*
на английском языке - *Joint-Stock Central Telecommunication Company.*

Сокращенное фирменное наименование эмитента:
на русском языке - *ОАО "ЦентрТелеком";*
на английском языке - *JSC CenterTelecom.*

Место нахождения эмитента:
Российская Федерация, 141400 г. Химки Московской области, ул. Пролетарская, дом 23.
Почтовый адрес эмитента:
125993 г. Москва, ГСП-3, Дегтярный пер., дом 6, стр.2

Тел.: (495) 209-3434 **Факс:** (495) 209-3007
Адрес электронной почты: info@centertelecom.ru
Адрес страницы в сети "Интернет", на которой публикуется полный текст ежеквартального отчета эмитента: http://www.centertelecom.ru/ru/investor/stock/stockreports/

Основные сведения о ценных бумагах эмитента, находящихся в обращении:

Сведения об акциях эмитента.

Вид ценных бумаг: ***акции***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска (руб.): ***3 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 578 006 833 (Один миллиард пятьсот семьдесят восемь миллионов шесть тысяч восемьсот тридцать три) штук.***

Вид ценных бумаг: ***акции***
Категория: ***привилегированные типа А***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска (руб.): ***3 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***525 992 822 (Пятьсот двадцать пять миллионов девятьсот девяносто две тысячи восемьсот двадцать две) штуки.***

Сведения об облигациях эмитента.

Вид ценных бумаг: ***облигации***
Серия: ***1-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным

отчетом об итогах выпуска: *11 397 шт.*

Вид ценных бумаг: ***облигации***
Серия: ***2-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 000 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***260 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***3-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 396 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***4-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 000 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***70 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***5-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***3 600 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***498 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***6-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные документарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***7-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***8-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***9-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***50 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***10-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***200 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***11-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***2-И***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***50 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***212 701 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***3-И***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***6 000 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***349 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***4-И***

Тип: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость одной ценной бумаги выпуска: ***4 000 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***68 шт.***

Вид ценных бумаг: ***облигации документарные процентные неконвертируемые на предъявителя серии 03***

Серия: ***03***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Номинальная стоимость одной ценной бумаги выпуска: ***1 000 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***2 000 000 шт.***

Вид ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением***

Серия: ***04***

Тип: ***процентные***

Полное наименование ценных бумаг выпуска: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением***

количество ценных бумаг выпуска: ***7 000 000 шт.***

Количество размещенных ценных бумаг:***5 622 595 шт.***

номинальная стоимость (в случае, если наличие номинальной стоимости предусмотрено законодательством Российской Федерации): ***1 000 руб.***

Иная информация: отсутствует.

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и / или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет

1.1. Лица, входящие в состав органов управления эмитента

Совет директоров эмитента

Председатель

Яшин Валерий Николаевич, 1941г.р.

Члены совета директоров:

Мазалов Иван Николаевич, 1972 г.р.
Амарян Рубен Андроникович, 1949 г.р.
Дегтярев Валерий Викторович, 1957 г.р.
Антонюк Борис Дмитриевич, 1949 г.р.
Кузнецов Сергей Иванович, 1953 г.р.
Грибов Александр Павлович, 1972 г.р.
Бескоровайный Андрей Владимирович, 1958 г.р.
Милованцев Дмитрий Александрович, 1971 г.р.
Киселев Александр Николаевич, 1962 г.р.
Фингер Григорий Моисеевич, 1966 г.р.

Единоличный исполнительный орган – Генеральный директор

В течение отчетного квартала Генеральным директором ОАО «ЦентрТелеком» являлся *Амарян Рубен Андроникович, 1949 г.р.*

25 января 2006г. решением Совета директоров ОАО «ЦентрТелеком» (Протокол № 15 от 25 января 2006г.) единоличным исполнительным органом - Генеральным директором ОАО «ЦентрТелеком» назначен *Приданцев Сергей Владимирович, 1967 г.р.*

Коллегиальный исполнительный орган - Правление

Амарян Рубен Андроникович, 1949 г.р. - Председатель правления
Журавлева Элла Михайловна, 1961 г.р.
Забузова Елена Викторовна, 1950 г.р.
Константинова Раиса Павловна, 1954 г.р.
Локотков Алексей Алексеевич, 1950 г.р.
Межуев Николай Викторович, 1962 г.р.
Пегасов Максим Александрович, 1966 г.р.
Приданцев Сергей Владимирович, 1967 г.р.
Савченко Виктор Дмитриевич, 1960 г.р.
Соцкова Татьяна Николаевна, 1958 г.р.
Сычев Валерий Павлович, 1947 г.р.

1.2.Сведения о банковских счетах эмитента

Перечень основных счетов ОАО "ЦентрТелеком" по состоянию на 31.12.2005 г.

Наименование филиала / структурного подразделения	Полное наименование банка (головной)	Сокращенное фирменное наименование банка	Местонахождение банка (место государственной регистрации банка)	Наименование филиала банка (где обслуживается)	Адрес филиала банка (где обслуживается)	ИНН банка	Расчетный счет подразделения	БИК филиала банка	Кор. счет филиала банка	Тип счета
ОАО «ЦентрТелеком» /Генеральная дирекция	Филиал № 7701 Внешторгбанк Розничные услуги (закрытое акционерное общество)	Филиал № 7701 ЗАО Внешторгбанк Розничные услуги	127006, г.Москва, ул. Долгоруковская, д.5	Филиал № 7701 ЗАО Внешторгбанк Розничные услуги	107045, г.Москва, Сухаревская площадь, д.14/7	7710353606	40702810400010017541	044583153	30101810200000000153	расчетный
ОАО «ЦентрТелеком» /Генеральная дирекция	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810000120612326	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» /Генеральная дирекция	Акционерный коммерческий банк "РОСБАНК" (открытое акционерное общество)	АКБ "Росбанк" (ОАО)	107078, г.Москва, ул. Маши Порываевой, д. 11	Доп. офис "Волоколамское" АКБ "Росбанк"	125080, г.Москва, Волоколамское шоссе, д.1	7730060164	40702810830020011606	044525256	30101810000000000256	расчетный
ОАО «ЦентрТелеком» /Генеральная дирекция	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810740020100852	044525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» /Генеральная дирекция	Банк внешней торговли (открытое акционерное общество)	ОАО Внешторгбанк	103031г. Москва, ул. Кузнецкий мост, 16	ОАО Внешторгбанк	109147, г. Москва, ул. Марксистская, 5	7702070139	40702810000090220287	044525187	30101810700000000187	расчетный
ОАО «ЦентрТелеком» /Генеральная	"АЛЬФА-БАНК" (открытое акционерное	ОАО "АЛЬФА-БАНК"	107078, г. Москва, ул. Каланчёвская,	ОАО "АЛЬФА-БАНК"	123242, г. Москва, ул. Красная Пресня,	7728168971	40702810201400000637	044525593	30101810200000000593	расчетный

дирекция	общество)		д.27		д. 12, стр.1					
ОАО «ЦентрТелеком» /Генеральная дирекция	"Банк Москвы" (открытое акционерное общество)	ОАО "Банк Москвы"	107996, г. Москва, ул. Рождественка, д. 8/15, стр.3	ОАО « Банк Москвы» отделение «Никольское»	107996, г. Москва, ул. Рождественка, д. 8/15, стр.3	7702000406	40702810200510000613	044525219	30101810500000000219	расчетный
ОАО «ЦентрТелеком» Белгородский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Белгородский филиал АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810800000013101	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Белгородский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Белгородский филиал АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810100120612336	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Брянский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Брянский филиал АКБ «Промсвязьбанк» (ЗАО)	241038, г. Брянск, ул. Сталелитейная, д.2	7744000912	40702810320000388801	041501777	30101810800000000777	расчетный
ОАО «ЦентрТелеком» Брянский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Брянский филиал АКБ «Промсвязьбанк» (ЗАО)	241038, г. Брянск, ул. Сталелитейная, д.2	7744000912	40702810620000388802	041501777	30101810800000000777	расчетный
ОАО «ЦентрТелеком» Владимирский филиал	Акционерный коммерческий банк «Московский Индустриальный банк» (открытое акционерное общество)	ОАО АКБ «МИБ»	115419, г. Москва, ул. Орджоникидзе, д.5	Филиал АКБ «Московский Индустриальный банк»	600015, г. Владимир, пр-т Ленина, д. 35	7725039953	40702810800261001682	041708716	30101810200000000716	расчетный
ОАО «ЦентрТелеком» Владимирский филиал	Акционерный коммерческий банк «Московский Индустриальный банк» (открытое акционерное общество)	ОАО АКБ «МИБ»	115419, г. Москва, ул. Орджоникидзе, д.5	Филиал АКБ «Московский Индустриальный банк»	600015, г. Владимир, пр-т Ленина, д. 35	7725039953	40702810100262001682	041708716	30101810200000000716	расчетный

ОАО «ЦентрТелеком» Воронежский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Воронежский филиал АКБ «Промсвязьбанк» (ЗАО)	394006, г. Воронеж, ул. 20 лет Октября, д.78	7744000912	40702810200010000319	042007882	30101810700000000882	расчетный
ОАО «ЦентрТелеком» Воронежский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	д/о «Центральный» АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810800120612335	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Калужский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Калужское ОСБ № 8608	248003, г. Калуга, ул. М. Горького, д.63	7707083893	40702810322240104184	042908612	30101810100000000612	расчетный
ОАО «ЦентрТелеком» Калужский филиал	Калужский газовый и энергетический акционерный банк»Газэнергобанк» (открытое акционерное общество)	АКБ «Газэнергобанк» (ОАО)	248030, г. Калуга, ул. Плеханова, д.4	Калужский газовый и энергетический акционерный банк»Газэнергобанк»	248030, г. Калуга, ул. Плеханова, д.4	4026006420	40702810500000000687	042908701	30101810600000000701	расчетный
ОАО «ЦентрТелеком» Курский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Курское ОСБ № 8596	305004, г. Курск, ул. Ленина, д.67	7707083893	40702810133020103140	043807606	30101810300000000606	расчетный
ОАО «ЦентрТелеком» Курский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810040020101027	04525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» Липецкий филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Липецкое ОСБ № 8593	398600, г. Липецк, ул. Первомайская, д.3	7707083893	40702810435000102700	044206604	30101810800000000604	расчетный

	акционерное общество)									
ОАО «ЦентрТелеком» Липецкий филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Липецкое ОСБ № 8593	398600, г. Липецк, ул. Первомайская, д.3	7707083893	40702810535000102710	044206604	30101810800000000604	расчетный
ОАО «ЦентрТелеком» Московский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г. Москва, Волоколамское шоссе, д.2 стр.1	7744000912	40702810700120612338	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Московский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г. Москва, Волоколамское шоссе, д.2 стр.1	7744000912	40702810400120612337	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Московский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г. Москва, Волоколамское шоссе, д.2 стр.1	7744000912	40702810400030612375	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Орловский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Орловское ОСБ № 8595	302028, г. Орел, ул. Брестская, д.8	7707083893	40702810047000110794	045402601	30101810300000000601	расчетный
ОАО «ЦентрТелеком» Орловский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Орловское ОСБ № 8595	302028, г. Орел, ул. Брестская, д.8	7707083893	40702810347000110795	045402601	30101810300000000601	расчетный

ОАО «ЦентрТелеком» Рязанский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Рязанское ОСБ № 8606	390000, г. Рязань, ул. Пожалостина, д.19	7707083893	40702810353000161505	046126614	30101810500000000614	расчетный
ОАО «ЦентрТелеком» Рязанский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Рязанское ОСБ № 8606	390000, г. Рязань, ул. Пожалостина, д.19	7707083893	40702810653000161506	046126614	30101810500000000614	расчетный
ОАО «ЦентрТелеком» Смоленский филиал	Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)	МКБ «Связь-Банк» (ОАО)	125375, г. Москва, ул. Тверская, д.7	Смоленский филиал ОАО АКБ «Связь-Банк»	214018, г. Смоленск, ул. Панфилова, д.5	7710301140	40702810100291000196	046614737	30101810400000000737	расчетный
ОАО «ЦентрТелеком» Смоленский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Смоленский филиал АКБ «Промсвязьбанк» (ЗАО)	214000, г. Смоленск, ул. Пржевальского, д. 7а	7744000912	40702810720000894302	046614720	30101810200000000720	расчетный
ОАО «ЦентрТелеком» Тамбовский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Тамбовское ОСБ № 8594	392002, г. Тамбов, ул. К. Маркса, д.130	7707083893	40702810061000103297	046850649	30101810800000000649	расчетный
ОАО «ЦентрТелеком» Тамбовский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810740020101026	044525225	30101810400000000225	расчетный

ОАО «ЦентрТелеком» Тверской филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810040020101111	044525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» Тверской филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810340020101112	044525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» Тульский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810500120612334	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Тульский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810300120612301	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Верхневолжский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	ЯФ АКБ «Промсвязьбанк» (ЗАО)	150003, г. Ярославль, Республиканский пр., д.16	7744000912	40702810610000212901	047888707	30101810800000000707	расчетный
ОАО «ЦентрТелеком» Верхневолжский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	ЯФ АКБ «Промсвязьбанк» (ЗАО)	150003, г. Ярославль, Республиканский пр., д.16	7744000912	40702810910000212902	047888707	30101810800000000707	расчетный

1.3. Сведения об аудиторе эмитента

Полное фирменное наименование аудитора:
Общество с ограниченной ответственностью "Эрнст энд Янг"
Сокращенное фирменное наименование: ***ООО "Эрнст энд Янг"***
Место нахождения аудиторской организации:
Россия, 115035, Москва, Садовническая наб., 77, стр.1
Тел.: *7 (495) 755 9700* Факс: *7 (495) 755 9701*
Адрес электронной почты: ***vadim.balashov@ru.eyi.com***
Данные о лицензии аудитора:
Номер лицензии: ***Е002138***
Дата выдачи: ***30.09.2002***
Срок действия: ***до 30.09.2007***
Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

Факторы, которые могут оказать влияние на независимость аудитора от эмитента, в том числе информация о наличии существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента):

- наличие долей участия аудитора (должностных лиц аудитора) в уставном (складочном) капитале (паевом фонде) эмитента: ***такие доли отсутствуют.***
- предоставление заемных средств аудитору (должностным лицам аудитора) эмитентом: ***указанные средства не предоставлялись.***
- наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***указанные связи отсутствуют.***
- сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора (аудитором): ***указанные лица отсутствуют.***

Порядок выбора аудитора эмитента:

наличие процедуры тендера, связанного с выбором аудитора, и его основные условия: *процедура тендера отсутствует.*

процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров (участников), в том числе орган управления, принимающий соответствующее решение:

Аудитор избирается общим собранием акционеров Общества. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового Общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества.

Информация о работах, проводимых аудитором в рамках специальных аудиторских заданий: *работы не проводились.*

Порядок определения размера вознаграждения аудитора: *Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждается Советом директоров Общества.*

<u>Аудитор с которым заключен договор на конец отчетного квартала:</u>

В 4 квартале 2005 года заключен договор с аудиторской компанией ООО «Эрнст Энд Янг» (№ договора 1& C/2005-276/6121/05-DO от 10.10.05) на проведение аудита российской бухгалтерской отчетности за 2005 год и аудита финансовой отчетности по МСФО за 2005 год.

По договору, заключенному с аудиторской компанией ООО «Эрнст Энд Янг» в октябре 2005 года, Обществом выплачен аванс в размере 7 206 тыс.руб. согласно порядка оплаты услуг, аудиторской компанией выполнены работы на сумму 4 817 тыс.руб., таким образом задолженность аудиторской компании перед Обществом по состоянию на 31.12.05г. составила 2 389 тыс.руб. Задолженность не является просроченной.

Доля участия аудитора (должностных лиц аудитора) в уставном капитале эмитента отсутствует. Заемные средства аудитору (должностным лицам аудитора) за 2005г. эмитентом не предоставлялись.

Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) не имеется.

1.4. Сведения об оценщике эмитента

Для определения рыночной стоимости размещаемых ценных бумаг и размещенных ценных бумаг, находящихся в обращении (обязательства по которым не исполнены): ***оценщик не привлекался;***

Для определения рыночной стоимости имущества, являющегося предметом залога по размещаемым облигациям эмитента с залоговым обеспечением или размещенным облигациям эмитента с залоговым обеспечением, обязательства по которым не исполнены: ***оценщик не привлекался;***

Для определения рыночной стоимости основных средств или недвижимого имущества эмитента, в отношении которых эмитентом осуществлялась переоценка стоимости, отраженная в иных разделах ежеквартального отчета: ***оценщик не привлекался;***

Для оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг, информация о которых указывается в ежеквартальном отчете: ***оценщик не привлекался.***

Сведения об оценщике эмитента, являющегося акционерным инвестиционным фондом: ***эмитент не является акционерным инвестиционным фондом***

1.5. Сведения о консультантах эмитента

Полное фирменное наименование: ***Открытое акционерное общество "Федеральная фондовая корпорация"***

Сокращенное фирменное наименование: ***ОАО "ФФК"***

Место нахождения: ***Российская Федерация, 119034, г. Москва, ул. Остоженка, 25***

Контактный телефон: ***(495)737-86-30, (495)737-86-31***

Факс: ***(495) 737-86-32***

Адрес электронной почты: ***fsc@fscorp.ru***

Номер, дата выдачи и срок действия лицензии профессионального участника рынка ценных бумаг, наименование органа, выдавшего такую лицензию:

Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности

Номер лицензии: ***№ 077-06174-100000***

Дата выдачи: ***29 августа 2003 г.***

Срок действия: ***без ограничения срока действия.***

Наименование органа, выдавшего такую лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности

Номер лицензии: ***№ 077-06178-010000***

Дата выдачи: ***29 августа 2003 г.***

Срок действия: ***без ограничения срока действия***

Наименование органа, выдавшего такую лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Услуги, оказываемые консультантом: осуществление мониторинга раскрытия ОАО

“ЦентрТелеком” информации в следующих формах: сообщений о существенных фактах, ежеквартальных отчетах. Мониторинг раскрытия информации заключается в проверке соответствия сроков раскрытия информации, порядка и полноты раскрываемой информации требованиям действующих нормативных правовых актов Российской Федерации, включая нормативные правовые акты ФКЦБ России.

Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***www.fscorp.ru***

Иных консультантов эмитент не имеет.

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет

Главный бухгалтер ОАО «ЦентрТелеком» ***Карташов Андрей Дмитриевич*** назначен на должность Приказом Генерального директора ОАО «ЦентрТелеком» от 07.02.2006г. № 23/к.

Тел. (495)793-23-17, Факс (495)209-53-50.

II. Основная информация о финансово-экономическом состоянии эмитента

2.1. Показатели финансово-экономической деятельности эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 2.1 «Показатели финансово-экономической деятельности эмитента», не указывается.

2.2. Рыночная капитализация эмитента

Рыночная капитализация эмитента за 5 последних завершенных финансовых лет:

Расчетный месяц	Капитализация, USD
Декабрь 2001г.	16 226 717
Декабрь 2002г.	153 428 191
Декабрь 2003г.	690 638 646
Декабрь 2004 г.	567 423 035
Декабрь 2005 г.	987 565 206

Ценные бумаги эмитента прошли листинг и допущены к обращению на ЗАО «Фондовая биржа ММВБ» (CTLK, CTLKP), на Классическом рынке НП «Фондовая биржа РТС»(ESMO, ESMOP), Биржевом рынке ОАО «Фондовая биржа РТС»(ESMOG, ESMOPG).

Американские Депозитарные Расписки (АДР)на обыкновенные акции общества торгуются на:

- Внебиржевом рынке США-ОТС (CRMUY);
- Франкфуртской бирже (CRMUy.F);
- Берлинской фондовой бирже (CRMUy.BE).

Описание методики (методик) определения рыночной капитализации эмитента:

Для расчета капитализации ценных бумаг взяты данные, представленные на официальном сайте НП «Фондовая биржа РТС»

Данные рассчитаны на основе двухсторонних сделок, заключенных во время торговой сессии.

Рыночная капитализация рассчитывалась как произведение количества акций соответствующей категории на средневзвешенную цену одной акции этой категории, рассчитанную по 10 наиболее крупным сделкам, совершенным через организатора торговли на рынке ценных бумаг за последний месяц отчетного периода (или за 3 месяца, предшествующих

завершению каждого отчетного периода. (согласно Постановлению ФКЦБ России от 24.12.2003 г. №03-52/пс).

С июня 2005 года рыночная капитализация рассчитывалась как произведение количества акций соответствующей категории на средневзвешенную цену одной акции этой категории, рассчитанную по 10 наиболее крупным сделкам, совершенным через организатора торговли на рынке ценных бумаг в месяце, предшествующем месяцу, в котором заканчивается последний отчетный квартал.

Капитализация эмитента за 2001 год определялась как произведение количества привилегированных акций на средневзвешенную цену одной акции (по обыкновенным акциям сделок было за три месяца 3).

2.3. Обязательства эмитента

2.3.1. Кредиторская задолженность

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 2.3.1 «Кредиторская задолженность», не указывается.

2.3.2. Кредитная история эмитента

Кредитные договора и договора займа, имеющие сумму основного долга 5 и более процентов от балансовой стоимости активов по состоянию на 31.12.05г., отсутствуют.

Кредитные договора и договора займа, имеющие сумму основного долга 5 и более процентов от балансовой стоимости активов за 5 последних завершенных финансовых лет отсутствовали.

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам

Общая сумма обязательств эмитента из представленного им обеспечения и общей сумме обязательств третьих лиц, по которым эмитент представил обеспечение, в том числе в форме залога или поручительства.

Сумма обязательств на 30.09.05г.: 14 910 938 тыс.руб.

в том числе:

стоимость залога (обязательства эмитента: 9 562 422 тыс. руб.

сумма поручительства по обязательствам, выданным третьим лицам: 3 010 203 тыс.руб.

За 9 месяцев 2005г. обязательства эмитента по представлению обеспечения третьим лицам (в т.ч. в форме залога и поручительства), составляющие не менее 5% от балансовой стоимости активов, отсутствуют (5% от балансовой стоимости активов составляет 2 219 365 тыс.руб.), т.к. вышеприведенные суммы включают разные обязательства, каждое из которых менее 5%.

Информация по состоянию на 31.12.2005г. будет представлена после составления Годовой бухгалтерской отчетности за 2005 год.

2.3.4. Прочие обязательства эмитента

Прочих обязательств нет.

2.4. Цели эмиссии и направления использования средств, полученных в результате

размещения эмиссионных ценных бумаг

Размещение эмиссионных ценных бумаг в отчетном квартале не осуществлялось.

2.5. Риски, связанные с приобретением размещаемых (размещенных) эмиссионных ценных бумаг

2.5.1. Отраслевые риски

Основными факторами риска, которые учитывает Общество при ведении своей деятельности, являются:

1. Идущие процессы интеграции альтернативных телекоммуникационных компаний в крупные межнациональные холдинги.

2. Риски, связанные с возможным изменением цен на сырье, услуги, используемые эмитентом в своей деятельности. К таким рискам прежде всего относятся риски, связанные с изменением тарифов операторов дальней связи, а также изменение цен основных поставщиков оборудования. Такие риски не оказывают существенного влияния на деятельность Эмитента.

Риски, связанные с изменением цен на регулируемые государством услуги связи, могут повлечь кратковременное снижение спроса на данные услуги и обострение конкуренции. В этих условиях ОАО «ЦентрТелеком» будет активно продвигать услуги, предоставляемые по нерегулируемым тарифам, тем самым не допуская существенного снижения доходов.

3. В связи с изменениями нормативно-правовых документов в области связи с 01.01.06 ОАО «ЦентрТелеком» - оператор сети зоновой телефонной связи и будет присоединяться к операторам МГ и МН (дальней) связи – ОАО «Ростелеком» и другим, имеющим соответствующую лицензию. Доходами ОАО «ЦентрТелеком» будут являться платежи Ростелекома и других операторов дальней связи за зоновое инициирование и завершение МГ и МН вызовов, а также агентское вознаграждение за осуществление функций по проведению расчетов с пользователями и выставление им счетов, ведение работы с дебиторами и претензионной работы и т.п. Т.о. изменения нормативной базы отрасли «Связь» приводит к изменениям технических, организационных и экономических моделей межоператорских взаимоотношений и бизнес-процессов предоставления услуг связи абонентам.

Необходимо отметить, что ОАО "ЦентрТелеком", учитывает возможные негативные последствия указанных рисков и предпринимает усилия по их преодолению.

ОАО "ЦентрТелеком" реализует маркетинговую стратегию, основной целью которой является сохранение доли рынка, повышение доходности от нерегулируемых услуг связи, а также повышение конкурентоспособности компании на рынке услуг связи.

Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими экономическими факторами:

- снижением спроса со стороны делового сектора в связи с падением мировых цен на энергоносители и цветные металлы;
- общим падением объемов производства и снижением темпов экономического роста;
- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;
- ростом конкуренции в отрасли мобильной связи со стороны российских и иностранных операторов связи, экспансией на рынок мобильной связи операторов конкурирующих форматов;
- осуществлением платежей Общества за терминацию трафика на сеть других операторов в соответствии с ФЗ «О связи»;
- изменением договорных отношений с ОАО «Ростелеком», при которых доходы от услуг междугородной и международной связи не принадлежат Обществу;
- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в

законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

В случае негативного развития ситуации Эмитент планирует использовать конкурентные преимущества. Факторы конкурентоспособности эмитента:

- разветвленная сетевая инфраструктура;
- высокое качество обслуживания, несмотря на рост клиентской базы.

Кроме того, Эмитент планирует:

- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу компании;
- скорректировать ценовую и маркетинговую политику компании;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

ОАО «ЦентрТелеком» управляет рисками, связанными с деятельностью компании. В целом, влияние отраслевых рисков на деятельность Эмитента и исполнение обязательств по ценным бумагам можно оценить как минимальное. У компании существует единая сетевая инфраструктура на территории ЦФО. Это позволяет оказывать широкий спектр услуг на рынке телекоммуникаций, оставаться конкурентоспособной компанией и повышать рентабельность услуг.

2.5.2. Страновые и региональные риски

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период, предшествующий дате окончания последнего отчетного квартала.

Правительство Российской Федерации оказывает влияние на деятельность Эмитента посредством принятия законодательных и регулятивных мер, что может в значительной степени повлиять на финансовое положение и результаты деятельности Эмитента.

Основными факторами возникновения политических рисков являются:

- несовершенство законодательной базы, регулирующей экономические отношения;
- недостаточная эффективность судебной системы;
- неустойчивость власти субъектов Российской Федерации.

К числу прочих факторов риска, которые могут повлиять на деятельность Эмитента, также относятся:

- неопределенность в образовании тарифов, устанавливаемых МАП и их влияния на операции компании;
- изменение действующего законодательства в области бухгалтерского учета.

Политическую, равно как и экономическую, ситуацию в стране можно оценить как стабильную в среднесрочном периоде.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Центральный Федеральный округ является финансовым центром и местом сосредоточения российских и зарубежных финансовых институтов, что является положительным фактором для развития деятельности Эмитента. Данный регион относится к наиболее перспективным, с быстро растущей экономикой. Его динамичное развитие дает основания делать положительный прогноз в отношении развития Эмитента.

Дальнейшее улучшение экономического состояния региона, безусловно, положительно скажется на деятельности Эмитента и благоприятно отразится на его возможностях исполнять свои обязательства по ценным бумагам.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:

Отрицательных изменений ситуации в регионе и в России в целом, которые могут негативно повлиять на деятельность и экономическое положение Эмитента, в ближайшее время Эмитентом не прогнозируется.

Однако в случае неблагоприятного развития экономической ситуации в регионах России и странах СНГ действия Эмитента будут направлены на временное снижение стоимости предоставляемых услуг и/или расширение спектра предоставляемых услуг.

Региональные риски (*риски, связанные с возможными военными конфликтами, введением чрезвычайного положения и забастовками)*

Социально-политическая обстановка в 1 квартале 2006 года на территории деятельности Эмитента будет характеризоваться как спокойная.

Риск открытого военного конфликта, введение чрезвычайного положения в регионе не может быть оценен Эмитентом. В случае наступления указанных событий Эмитент будет действовать в соответствии с действующим законодательством.

Риски, связанные с географическими особенностями региона (*чрезвычайные ситуации природного характера*).

Прогноз чрезвычайных ситуаций природного характера

Риску возникновения чрезвычайных ситуаций природного характера подвержены все области Центрального федерального округа.

Солнечная и геомагнитная активность

В 1 квартале 2006г. прогнозируется уменьшение солнечной и геомагнитной активности по сравнению с 1 кварталом 2005г. и ожидается близким к среднему по возмущенности. В период геомагнитных возмущений ухудшится самочувствие и работоспособность работающего персонала, особенно старшего поколения. Именно в этот период не исключены техногенные чрезвычайные ситуации, обусловленные ошибками операторов и авариями в сложных электронных и электронно-механических системах, однако существенного влияния на деятельность Эмитента не окажут.

Климатические

Метеорологическая обстановка (температурный режим) не будет существенно отличаться от ежегодных среднемесячных температур в течение всего квартала.

Однако, существует вероятность возникновения опасных метеоявлений, обусловленных сильными осадками, сильным ветром , налипанием мокрого снега.

Отклонения климатических условий от ординарных могут повлечь аварии с нарушением нормальной жизнедеятельности населенных пунктов и функционирования объектов связи, однако, в целом, существенного влияния на деятельность Эмитента не окажут.

Природные пожары

Условия для возникновения крупных природных пожаров на территории ЦФО в данный период отсутствуют.

Землетрясение

Вероятность возникновения землетрясения на территории ЦФО в данный период маловероятна.

Экзогенные процессы

В 1 квартале 2006г. сохранится вероятность проявления карстовых процессов, особенно в г. Москве, Тульской, Курской и Воронежской областях. В случае их возникновения они будут иметь локальный (объектовый) характер.

Прочие процессы (оползни, лавины, сели, эрозия берегов) не представляют опасности для территории ЦФО в данный период.

Риски, связанные с чрезвычайными ситуациями техногенного характера

Прогноз техногенных чрезвычайных ситуаций

В 2006 году сохранится тенденция роста количества аварий и нарушений роботы коммунальных систем. Наибольшая вероятность возникновения чрезвычайных ситуаций местного и локального уровня, связанных в авариями на коммунальных системах жизнеобеспечения, прогнозируется в Московской, Владимирской, Ивановской, Тульской, Тамбовской областях.

Аварии на электроэнергетических системах, коммунальных системах жизнеобеспечения могут повлечь существенные дополнительные финансовые расходы Эмитента.

Сохраниться тенденция высокой аварийности на транспорте. В значительной степени это обусловлено несоответствием пропускной способности и состояния дорог нарастающему количеству автомобильного транспорта, в том числе большегрузного.

В промышленности наибольшее количество аварий прогнозируется на подъемных сооружениях, магистральных трубопроводах, объектах газоснабжения, в угольной промышленности (по 16-18% от общего количества аварий по отраслям промышленности, поднадзорным Госгортехнадзору).

Риски, связанные с «человеческим фактором»

В 55% случаев причиной аварий н объектах экономики является «человеческий фактор» (нарушения правил эксплуатации и неподготовленность персонала и инфраструктуры к зиме) и только 30% связано с износом оборудования.

Тенденция возникновения аварий и ЧС подобного характера в 2006 году сохранится.

Радиационная опасность

Радиационно-опасными районами являются районы размещения объектов, использующих в своей деятельности ядерные реакторы: Москва, Курская, Воронежская, Смоленская, Тверская и Калужская области.

Вероятность возникновения нарушений уровня «ноль» в работе АЭС (функциональные отклонения или отклонения в управлении, которые не представляют какого-либо риска и не имеют значения для безопасности) продолжает оставаться.

Химическая опасность

Риску подвержены в первую очередь г. Москва и Московская область, Брянская, Курская, Тамбовская, Тверская, Тульская, Рязанская, Воронежская и Ярославская области. Угроза возникновения химической опасности остается, так как полной гарантии своевременного определения начала утечки химически опасных веществ (по состоянию на сегодняшний день) не существует. При аварии на одном из химически опасных объектов может возникнуть большой очаг химического заражения (след) и людские потери при этом могут оказаться весьма значительными.

Чрезвычайные ситуации биолого-социального характера

В зимний период 2006 года (январь, февраль, март) будет наблюдаться рост болезней, управляемых средствами специфической профилактики: корь, краснуха, дифтерия, эпидемический паротит, коклюш, менингококковая инфекция.

В течение года сохраниться вероятность завоза холеры из зарубежных стран всеми видами международного транспорта на любую административную территорию ЦФО.

Заболеваемость гриппом вероятнее всего будет находится на обычном сезонном уровне, в январе и начале февраля – несколько выше.

Сохранится вероятность возникновения высоко патогенного возбудителя инфекции на транзитных территориях перелета птиц во время миграции с риском возникновения эпизоотий в промышленном птицеводстве. Сохраняется вероятность инфицирования вирусом гриппа птиц людей, особенно контактирующих с домашней и дикой птицей.

Сохранится неблагоприятная тенденция по большинству медико-демографических показателей. Численность постоянного населения ЦФО России снижается, в основном из-за естественной убыли населения (превышение числа умерших над числом родившихся). Самый высокий показатель отмечен в Центральном федеральном округе. Несмотря на тенденцию увеличения рождаемости, общий ее коэффициент в ЦФО останется в целом ниже среднего уровня. Самые низкие показатели зарегистрированы в Тульской, Тамбовской, Воронежской, Рязанской и Смоленской областях. Высоким сохранится уровень смертности, в первую очередь за счет болезней системы кровообращения. Наиболее высокие показатели смертности отмечаются в Тверской и Тульской областях.

Чрезвычайные ситуации биолого-социального характера, в случае их возникновения, будут иметь локальных характер и существенного влияния на деятельность Эмитента на окажут (по крайней мере в данный период).

В целом, в первом квартале 2006 года обстановка будет характеризоваться как спокойная. Это позволяет осуществлять Эмитенту хозяйственную деятельность с минимальными рисками.

2.5.3. Финансовые риски

Подверженность эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:

Изменение процентных ставок кредитными организациями, в сторону увеличения, возможно в случае изменения экономической ситуации в стране, а также в случае нарушения эмитентом договорных обязательств: сроков возврата кредита, уплаты процентов и пр., и как следствие, применение коммерческими банками штрафных санкций и увеличение процентных ставок за пользование кредитными ресурсами.

Сумма просроченной задолженности эмитента по заёмным средствам по отношению к общей величине заёмных средств за третий квартал 2005 года является несущественной величиной. Дополнительные расходы эмитента, связанные со штрафными санкциями за несвоевременное исполнение обязательств, не оказывают какого-либо существенного влияния на финансовое состояние эмитента.

В условиях уменьшения ЦБ РФ ставок рефинансирования эмитентом реализуются мероприятия по изменению условий действующих кредитных договоров и соглашений в сторону уменьшения стоимости кредитов, подлежат погашению договора с дорогими кредитными ресурсами.

Подверженность финансового состояния эмитента, его ликвидности, источников финансирования, результатов деятельности и т.п. изменению валютного курса (валютные риски):

Изменение валютного курса приведёт к немедленному изменению курса обмена иностранных валют. ОАО «ЦентрТелеком» имеет ряд обязательств по кредитам, товарным кредитам, лизингу выраженных в иностранной валюте и значительное изменение валютного курса может оказать влияние на финансовое состояние Общества.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:

В случае существенного изменения валютного курса, с целью уменьшения влияния данного риска эмитент предполагает:

- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу компании;
- увеличить стоимость тарифов на оказываемые услуги связи;
- скорректировать ценовую и маркетинговую политику компании;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

Влияние инфляции на выплаты по ценным бумагам:

До конца срока исполнения Эмитентом своих обязательств по облигационным займам, «Прогнозом экономического развития Общества на период 2004-2010 гг.» предусмотрен опережающий темп роста тарифов и операционной маржи на основные оказываемые услуги по сравнению с темпами роста инфляции. Соответствующая среднегодовая инфляция оценивается Эмитентом на уровне 10 - 12%. Данный фактор риска не окажет существенного влияния на финансовые показатели деятельности Эмитента и не скажется на его способности исполнять обязательства по ценным бумагам.

Критические для эмитента значения инфляции и предполагаемые действия эмитента по уменьшению риска, вызванного инфляцией:

По мнению Эмитента, критические значения инфляции лежат значительно выше величины инфляции прогнозируемой на 2005-2009 года и составляют 30-40% годовых. При достижении критических значений инфляции Эмитент будет производить адекватное увеличение цен на собственную продукцию, уменьшая при этом негативное влияние вышеназванного фактора. В случае если значение инфляции превысит указанные значения, Эмитент планирует увеличить цены на реализуемые услуги связи, а также провести

мероприятия по сокращению внутренних издержек, принять меры по снижению дебиторской задолженности и сокращению ее средних сроков.

Показатели финансовой отчетности эмитента, наиболее подверженные изменению в результате влияния указанных финансовых рисков:

Показатели финансовой отчетности эмитента, наиболее подверженные изменению в результате влияния финансовых рисков, влияющих на показатели финансовой отчетности эмитента, вероятность их возникновения и характер изменений в отчетности:

Отчет о прибылях и убытках
010 “Выручка по продаже товаров, продукции, работ, услуг”.
020 “Себестоимость проданных товаров, продукции, работ, услуг”
120 “Внереализационные доходы”
130 “Внереализационные расходы”
140 “Прибыль (убыток) до налогообложения

Вероятность возникновения финансовых рисков.

Вероятность возникновения в настоящее время финансовых рисков из-за стабильного состояния эмитента, а также относительно стабильного состояния твёрдых валют невелика.

Характер изменений в отчетности.

Основным риском, влияющим на финансовую отчетность Эмитента, является возможность резкого изменения темпов инфляции от прогнозируемого уровня. Рост инфляции, если не последует адекватная реакция в управлении деятельностью Эмитента, может вызвать увеличение себестоимости проданных товаров, продукции (работ, услуг) отражаемых в бухгалтерской отчетности ф. № 2 "Отчет о прибылях и убытках" по строке 020 и как следствие, уменьшение прибыли (убытков) отражаемых в ф. № 2 по строке 140.

При осуществлении адекватной реакции руководством Эмитента на рост инфляции, ее увеличение может не повлиять на результаты деятельности. Тогда в ф. № 2 "Отчет о прибылях и убытках" будут увеличены показатели по стр. 010 "Выручка от продажи товаров, продукции (работ, услуг) и строке 020 "себестоимость проданных товаров, продукции (работ, услуг).

2.5.4. Правовые риски

Эмитент осуществляет основную деятельность в качестве оператора связи, не осуществляя при этом экспорта оказываемых им услуг связи, равно как и работ или товаров. В связи с этим правовые риски имеют место, в основном, при осуществлении эмитентом своей деятельности на внутреннем рынке, что характерно для большинства субъектов предпринимательской деятельности, работающих на территории Российской Федерации.

На внешнем рынке правовые риски эмитента связаны с заключением и исполнением внешнеторговых контрактов на поставку оборудования связи, выполнение работ, оказание услуг.

В сфере валютного законодательства:

Изменения в Федеральный закон от 10.12.2003 № 173-ФЗ «О валютном регулировании и валютном контроле», другие федеральные законы в области валютного регулирования в отчетном периоде не принимались и не вступали в силу.

Из подзаконных актов можно назвать принятые в соответствии с частью 1 статьи 18 и частями 7 и 8 статьи 12 Федерального закона «О валютном регулировании и валютном контроле» постановления Правительства Российской Федерации от 17.10.2005 № 623 «Об утверждении Правил осуществления предварительной регистрации счетов (вкладов), открытого в банке за пределами территории Российской Федерации» и от 28.12.2005 № 819 «Об утверждении Правил представления резидентами налоговым органам отчетов о движении средств по счетам (вкладам) в банках за пределами территории Российской Федерации», которые не затрагивают деятельности Эмитента, поскольку у него не имеется счетов, открытых за пределами Российской Федерации. Можно также назвать приказ Федеральной налоговой службы от 08.09.2005 № САЭ-3-26/439 «Об утверждении Порядка подтверждения постоянного местопребывания (резидентства) в Российской Федерации», который также не несет рисков

для Эмитента, поскольку регламентирует вопросы, связанные с подтверждением статуса налогового резидента, в том числе российских организаций, в целях избежания двойного налогообложения.

В сфере налогового законодательства:

В IV квартале 2005г. был принят ряд федеральных законов о внесении изменений в части первую и вторую Налогового кодекса Российской Федерации, однако вступили в силу они с 1 января 2006г. и, кроме того, многие из принятых изменений регулируют вопросы, которые не касаются деятельности Эмитента.

Из подзаконных актов можно назвать вступивший в действие с 11 ноября 2005г. Регламент организации работы с налогоплательщиками, плательщиками сборов, страховых взносов на обязательное пенсионное страхование и налоговыми агентами, утвержденный приказом Федеральной налоговой службы от 09.09.2005 № САЭ-3-01/444@. Одновременно утратил силу приказ МНС России от 10.08.2004 № САЭ-3-27/468 «Об утверждении Регламента организации работы с налогоплательщиками».

Таким образом, в отчетном периоде эмитент являющийся добросовестным налогоплательщиком и не имеющий просроченной задолженности по налогам и сборам в бюджеты всех уровней вследствие соблюдения и правильного применения норм налогового законодательства, не имел повышенных рисков в связи с изменением налогового законодательства.

В сфере таможенного законодательства:

В сфере таможенного регулирования не произошло каких-либо существенных изменений законодательства. В Таможенный кодекс Российской Федерации внесены изменения, касающиеся квалификации специалистов по таможенному оформлению (Федеральный закон от 31.12.2005 № 204-ФЗ), которые вступят в силу 31 января 2006г. Федеральным законом от 08.11.2005 № 144-ФЗ внесены изменения в Закон Российской Федерации «О таможенном тарифе», которые также вступят в силу только с 1 июля 2006г.

Повышенных рисков для эмитента все вышеуказанные изменения не влекут.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено:

В соответствии с Федеральным законом "О связи" перечень наименований услуг связи, вносимых в лицензии, и соответствующие перечни лицензионных условий устанавливаются Правительством РФ и ежегодно уточняются. Постановлением Правительства РФ от 18.02.2005 № 87 утверждены перечень наименований услуг связи и перечень лицензионных условий.

В соответствии с указом Президента РФ от 9 марта 2004 № 314 и постановлением Правительства РФ от 30.06.2004 № 318 лицензирование деятельности в области связи осуществляет Федеральная служба по надзору в сфере связи.

Постановлением Правительства Российской Федерации от 29.12.2005 № 837 внесены изменения в постановление Правительства Российской Федерации от 18.02.2005 № 87. Указанным постановлением изменены наименования трех видов деятельности в области связи, а также внесены изменения в лицензионные условия.

Для продления срока действия лицензии, а также внесения изменений и дополнений, связанных с изменением радиочастотного спектра и территории действия лицензии, документы представляются в том же объеме, что и при получении.

Существенные правовые риски, могущие возникнуть в связи с изменением в отчётном периоде судебной практики_по вопросам, связанным с деятельностью ОАО «ЦентрТелеком», которые могут негативно сказаться на результатах его деятельности, а также на результатах текущих судебных процессов, отсутствуют.

2.5.5. Риски, связанные с деятельностью эмитента

Считаем, что к существенным искам могут быть отнесены:

- иски, цена которых равна или превышает 10 процентов балансовой стоимости активов ОАО «ЦентрТелеком», что на 30 сентября 2005 года составляет 4 438 729 тыс. руб.;
- иски, которые препятствуют осуществлению хозяйственной деятельности или направлены на её запрещение или прекращение (иски о ликвидации, о признании ОАО

«ЦентрТелеком» и его дочерних и зависимых обществ несостоятельными (банкротами), об отчуждении имущества (активов), об оспаривании прав из лицензий, патентов, о взыскании задолженности по налогам и сборам в бюджет и внебюджетные фонды в существенном размере).

В отчётном периоде в судебных процессах, цена которых была бы равна или превышала 10 процентов балансовой стоимости активов, ОАО «ЦентрТелеком» участия не принимало.

В связи с вышеизложенным можно утверждать, что существенные правовые риски, связанные с участием ОАО «ЦентрТелеком» в текущих судебных процессах, отсутствуют.

Между тем в настоящее время ОАО «ЦентрТелеком» является стороной в ряде судебных процессов, которые касаются текущих вопросов в его деятельности и риск неблагоприятного решения по которым не превышает обычного для такого рода деятельности.

Риски, связанные с отсутствием возможности продлить действие лицензии могут быть связаны:

1) с изменением норм действующего законодательства в области лицензирования;

2) с реорганизацией лицензирующих органов.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе его дочерних обществ:

В отчётном квартале 2005 года указанные риски у ОАО «ЦентрТелеком» отсутствуют.

В настоящее время в Обществе не существует риска потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента.

III. Подробная информация об эмитенте

3.1. История создания и развитие эмитента

3.1.1. Данные о фирменном наименовании эмитента

Полное фирменное наименование эмитента: ***Открытое акционерное общество «Центральная телекоммуникационная компания».***

Сокращенное наименование: ***ОАО «ЦентрТелеком».***

Общество создано в июне 1994 года (свидетельство о государственной регистрации № 127 от 20.06.94.) в результате реорганизации в форме преобразования Государственного предприятия связи и информатизации «Россвязьинформ» (ГПСИ) Московской области в акционерное общество открытого типа «Электросвязь» Московской области.

Акционерное общество открытого типа «Электросвязь» Московской области (сокращенное наименование - АООТ «Электросвязь» Московской области) переименовано в Открытое акционерное общество «Электросвязь» Московской области (Изменения и дополнения № 3 в Устав открытого акционерного общества «Электросвязь» Московской области, утвержденные Собранием акционеров АО «Электросвязь» Московской области, Протокол № 3 от 27 июня 1997г.). Изменения зарегистрированы Московской областной регистрационной палатой 23 июля 1997 года.

Решением Общего собрания акционеров (протокол от 1 июня 2001 года № 7) Общество переименовано в Открытое акционерное общество «Центральная телекоммуникационная компания», сокращенное наименование – ОАО «ЦентрТелеком».

3.1.2. Сведения о государственной регистрации эмитента

Номер государственной регистрации юридического лица: ***№ 127***

Дата регистрации: ***20.06.1994***

Наименование органа, осуществившего государственную регистрацию: ***Администрация Московской области.***

В соответствии с данными, указанными в свидетельстве о внесении записи в Единый государственный реестр юридических лиц о юридическом лице, зарегистрированном до 1 июля 2002 года:

Основной государственный регистрационный номер: ***1025006174710***

Дата регистрации: ***01.11.2002***

Наименование регистрирующего органа: ***Инспекция МНС России по г. Химки Московской области.***

3.1.3. Сведения о создании и развитии эмитента

Срок существования эмитента: с июня 1994 года по настоящее время (11 лет 7 месяцев).

Срок, до которого будет существовать: эмитент создан на неопределенный срок.

Краткая история создания и развития эмитента:

ОАО «ЦентрТелеком» - один из крупнейших российских операторов телекоммуникаций. Компания располагает более 6 миллионами линий доступа, ей принадлежит инфраструктура телекоммуникаций в самом густонаселенном федеральном округе России. Здесь проживает около 20% населения страны, хорошо развита промышленность, инновационная сфера, сельское хозяйство.

Абонентами ОАО «ЦентрТелеком» в 17 субъектах федерации являются государственные организации, население и преобладающая часть бизнеса. ОАО «ЦентрТелеком» имеет лицензии на предоставление широкого спектра телекоммуникационных услуг: традиционные услуги телефонной связи, доступ к сети Интернет, передача данных, эфирное и кабельное телевидение, сети проводного и УКВ радиовещания, транкинг, предоставление в аренду каналов и других ресурсов. Оказывает другим операторам услуги по присоединению к сети связи общего пользования.

В условиях конкуренции компания ведёт активную рыночную политику: сохраняя доминирующее положение в секторе стационарной телефонии, наращивает объёмы продаж новых услуг, тарифы на которые не регулируются государством.

В секторе традиционной телефонии доля ОАО «ЦентрТелеком» по доходам в целом и во всех регионах сохраняется на уровне выше 80 %, имеет невысокий темп снижения. Доля Общества на рынке местной связи составляет 86,1%, доля рынка по доходам от дальней связи составляет 87%. При планируемых компанией темпах развития услуг позиция в секторе традиционных услуг будет сохранена.

В сегменте рынка услуг по доступу к Интернет конкуренция особенно сильна. Региональные филиалы ОАО «ЦентрТелеком» пока удерживают лидирующие позиции, их услугами пользуются в среднем 43,4% корпоративных пользователей и около 72% в секторе «население». Доля ОАО «ЦентрТелеком» на рынке услуг Интернет в ЦФО составляет порядка 58 %.

Цели создания эмитента:

Основными целями Общества является извлечение прибыли и обеспечение населения, органов государственной власти, иных организаций услугами связи.

Миссия эмитента:

Свою миссию ОАО «ЦентрТелеком» видит в предоставлении современных высококачественных телекоммуникационных решений и сервиса мирового уровня на территории Центрального Федерального округа (ЦФО) с целью:

- удовлетворения потребностей клиентов на основании индивидуального подхода к каждому;
- обеспечения роста доходов акционеров и внесения достойного вклада в развитие общества, в котором компания ОАО «ЦентрТелеком» ведет свой бизнес;
- построения долгосрочных взаимовыгодных отношений с партнерами на принципах взаимного доверия, честности и открытости;
- обеспечения гармоничного раскрытия потенциала каждого сотрудника;
- выполнения функций государственного оператора связи.

3.1.4. Контактная информация

Место нахождения эмитента:
Российская Федерация, 141400, г.Химки Московской области, ул.Пролетарская,д.23
Почтовый адрес: *125993, ГСП-3, г.Москва, Дегтярный переулок, дом 6, строение 2*

Место нахождения постоянно действующего исполнительного органа эмитента:
125993, ГСП-3, г.Москва, Дегтярный переулок, дом 6, строение 2
Телефон:*(495) 209-34-34;* факс: *(495) 209-30-07*
E-mail: *Info@centertelecom.ru;*

Адрес страницы в сети "Интернет", на которой доступна информация об эмитенте, выпущенных или выпускаемых им ценных бумагах: *www.centertelecom.ru*

Специальные подразделения эмитента по работе с акционерами и инвесторами эмитента:
Департамент ценных бумаг и корпоративного управления;
Место нахождения *: 125993, ГСП-3, г.Москва, Дегтярный переулок, дом 6, строение 2*
Группа по работе с акционерами
Телефон:*(495) 793-26-54;* факс: *(495) 793-26-54*
E-mail: *vedeta@centertelecom.ru;*
Адрес страницы в сети "Интернет": *www.centertelecom.ru*
Отдел по связям с инвесторами
Телефон:*(495) 209-57-21;* факс: *(495) 209-58-15*
E-mail: *kalin@centertelecom.ru*
Адрес страницы в сети "Интернет": *www.centertelecom.ru*

3.1.5. Идентификационный номер налогоплательщика

Присвоенный эмитенту налоговыми органами идентификационный номер (ИНН): *5000000970*

3.1.6. Филиалы и представительства эмитента.

В отчетном квартале произошли следующие изменения:

1. Исполняющим обязанности заместителя Генерального директора - Директором Тульского филиала ОАО «ЦентрТелеком» назначен Жук Николай Евгеньевич.
2. Руководителям всех филиалов ОАО «ЦентрТелеком» выданы новые доверенности, срок действия которых определен до 01.11.2007г..

3.2. Основная хозяйственная деятельность эмитента

3.2.1. Отраслевая принадлежность эмитента

Коды основных отраслевых направлений деятельности эмитента согласно ОКВЭД
ОКВЭД - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2. Основная хозяйственная деятельность эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 3.2.2 «Основная хозяйственная деятельность эмитента», не указывается.

3.2.3. Основные виды продукции (работ, услуг)

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 3.2.3 «Основные виды продукции (работ, услуг)», не указывается.

3.2.4. Сырье (материалы) и поставщики эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 3.24 «Сырье (материалы) и поставщики эмитента», не указывается.

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента

Основные рынки, на которых эмитент осуществляет свою деятельность:

Основной деятельностью эмитента на рынке Центрального федерального округа (ЦФО) является предоставление услуг связи. ОАО «ЦентрТелеком» предоставляет услуги по доступу к телефонной сети общего пользования, услуги междугородной и международной телефонной связи, услуги Интернет и услуги сети передачи данных, услуги по аренде каналов, услуги проводного вещания и др.

В Центральный федеральный округ, который является сферой сосредоточения интересов Общества, входит 17 регионов, где проживает около 20 процентов населения РФ. Доля округа в валовом продукте России (без учета Москвы) оценивается экспертами на уровне 12,8%, что соответствует достаточно большому удельному весу по сравнению с другими федеральными округами России. По уровню жизни округ занимает 4-ое место среди Российских федеральных округов, а по доходам на душу населения - только седьмое. Для ЦФО характерно неравномерное экономическое развитие регионов. Округ объединяют регионы как с высоким уровнем развития – Московская, Ярославская, Белгородская области, так и с низким – Костромская, Ивановская и Орловская области.

В течение последних нескольких лет наблюдается закономерная тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг, в основном, мобильной связи. Не стал исключением и Центральный федеральный округ.

Начиная с 1999 года, доля фиксированной телефонии в структуре доходов начала снижаться в пользу нетрадиционных услуг связи, которые появились благодаря новым технологиям в отрасли.

Факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг):

- спад производства
- снижение платежеспособности основных потребителей
- нарастающая конкуренция со стороны альтернативных операторов.

Действия эмитента по уменьшению негативного влияния:

1. Завершение строительства МСС (мультисервисных сетей), что дает возможность существенно расширить спектр предоставляемых услуг и одновременно улучшить их качество.
2. Формирование «пакетных» услуг на базе современных мультисервисных сетей.
3. Расширение задействованной номерной емкости и увеличение числа абонентов.
4. Использование открытого программного обеспечения в технологических процессах (особенно для коммутационного оборудования).
5. Использование лизинговых схем в процессе расширения производства.
6. Наличие услуг-заменителей. (В частности, в настоящее время все большее распространение получает услуга IP-телефонии, которая при определенном изменении конъюнктуры рынка может выступить заменой услуги традиционной дальней связи).
7. Использование потенциала дочерних компаний.

3.2.6. Сведения о наличии у эмитента лицензий

Лицензии, выданные Министерством Российской Федерации по связи и информатизации (Минсвязи России) и Федеральной службой по надзору в сфере связи России (Россвязьнадзор России)

№	Название лицензии	Номер лицензии	Дата регистрации лицензии в Едином реестре лицензий по связи	Срок действия лицензии	Территория действия лицензии.
1	Предоставление услуг местной и внутризоновой телефонной связи	№ 24064	24.10.2002	24.10.2012	Центральный федеральный округ, включая г. Москва
2	Предоставление услуг местной, междугородной и международной телефонной связи	№ 23250	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
3	Предоставление в аренду каналов связи	№ 23247	14.11.2002	14.11.2007	1. Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
4	Предоставление услуг передачи данных	№ 23248	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.

5	Предоставление услуг телематических служб	№ 23249	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
6	Предоставление услуг телеграфной связи	№ 24065	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
7	Предоставление услуг в области в области оказания услуг связи в сети передачи данных, за исключением передачи голосовой информации	№ 36633	лицензия находится в Россвязь-надзоре России на стадии техничес-кого оформления	Федеральной службой по надзору в сфере связи принято решение от 21.11.2005 № 46 о выдаче лицензии № 36633 на осуществление деятельности в области оказания услуг связи в сети передачи данных, за исключением передачи голосовой информации. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Калужская область
8	Предоставление услуг в области в области оказания услуг связи по передаче голосовой информации в сети передаче данных	№ 37053	лицензия находится в Россвязь-надзоре России на стадии техничес-кого оформления	Федеральной службой по надзору в сфере связи принято решение от 12.12.2005№ 51 о выдаче лицензии № 37053 на осуществление деятельности в области оказания услуг связи в сети передачи данных, за исключением передачи голосовой информации. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Калужская область
9	Предоставление услуг по трансляции звуковых программ по сети	№ 24339	28.11.2002	28.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская,

	проводного вещания				Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская область.
10	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 25058	07.02.2003	07.02.2008	п. Восточный, п. Северное, п. Некрасовка, мкр. Косино г. Москвы.
11	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24066	14.11.2002	14.11.2005, срок действия продлен в порядке выдачи лицензии № 36270, срок действия которой до 14.11.2010. Федеральной службой по надзору в сфере связи принято решение от 31.10.2005 № 43 о выдаче лицензии № 36270 на осуществление деятельности в области оказания услуг подвижной радиотелефонной связи. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Ивановская область
12	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30244	30.12.2003	30.12.2013	Ивановская область
13	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24067	14.11.2002	14.11.2005, срок действия продлен в порядке выдачи лицензии № 36271, срок действия которой до 14.11.2010. Федеральной службой по надзору в сфере связи принято решение от 31.10.2005 № 43 о выдаче лицензии № 36271 на осуществление деятельности в области оказания услуг подвижной радиотелефонной связи. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления	Костромская область

14	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30245	30.12.2003	30.12.2013	Костромская область
15	Предоставление услуг сотовой радиотелефонной связи в диапазоне 900 /1800 МГц	№ 24069	14.11.2002	01.03.2006	Тамбовская область
16	Предоставление услуг сотовой радиотелефонной связи в диапазоне 800 МГц	№ 24070	28.11.2002	01.10.2006	Тульская область
17	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 24068	14.11.2002	14.11.2005, срок действия продлен в порядке выдачи лицензии № 36269, срок действия по которой до 14.11.2010. Федеральной службой по надзору в сфере связи принято решение от 31.10.2005 № 43 о выдаче лицензии № 36269 на осуществление деятельности в области оказания услуг подвижной радиотелефонной связи. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления	Ярославская область
18	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30246	30.12.2003	30.12.2013	Ярославская область
19	Предоставление услуг персонального радиовызова	№ 23251	14.11.2002	14.11.2005 В связи с отсутствием необходимости пролонгация лицензии непредусмотрена.	Ивановская область
20	Предоставление услуг	№ 23252	14.11.2002	14.11.2005	Ярославская область

	персонального радиовызова			В связи с отсутствием необходимости пролонгация лицензии непредусмотрена.	
21	Предоставление услуг подвижной радиотелефонной связи	№ 24325	14.11.2002	14.11.2007	Белгородская область
22	Предоставление услуг подвижной радиотелефонной связи	№ 24326	14.11.2002	14.11.2007	Владимирская область
23	Предоставление услуг подвижной радиотелефонной связи	№ 24327	14.11.2002	14.11.2007	Воронежская область
24	Предоставление услуг подвижной радиотелефонной связи	№ 24328	14.11.2002	14.11.2007	Ивановская область
25	Предоставление услуг радиотелефонной связи	№ 24695	30.12.2002	30.12.2007	Ивановская область
26	Предоставление услуг подвижной радиотелефонной связи	№ 24329	14.11.2002	14.11.2007	Калужская область
27	Предоставление услуг подвижной радиотелефонной связи	№ 24330	14.11.2002	14.11.2007	Курская область
28	Предоставление услуг подвижной радиотелефонной связи	№ 24331	14.11.2002	14.11.2007	Липецкая область
29	Предоставление услуг подвижной радиотелефонной связи	№ 24332	14.11.2002	14.11.2007	Московская область
30	Предоставление услуг подвижной	№ 24333	14.11.2002	14.11.2007	Орловская область

	радиотелефонной связи				
31	Предоставление услуг подвижной радиотелефонной связи	№ 24334	14.11.2002	14.11.2007	Рязанская область
32	Предоставление услуг подвижной радиотелефонной связи	№ 24335	14.11.2002	14.11.2007	Смоленская область
33	Предоставление услуг подвижной радиотелефонной связи	№ 24336	14.11.2002	14.11.2007	Тверская область
34	Предоставление услуг подвижной радиотелефонной связи	№ 24337	14.11.2002	14.11.2007	Тульская область
35	Предоставление услуг подвижной радиотелефонной связи	№ 24338	14.11.2002	14.11.2007	Ярославская область
36	Предоставление услуг по фирной трансляции звуковых программ	№ 16541	17.10.2000	17.10.2005 Федеральной службой по надзору в сфере связи принято решение от 14.09.2005 № 33 о выдаче лицензии № 35111 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Владимирская область
37	Предоставление услуг связи для целей эфирного вещания	№ 34303	01.08.2005	29.10.2008	Воронежская область
38	Предоставление услуг связи для целей эфирного вещания	№ 34302	25.08.2005	08.10.2009	Ивановская область

39	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 23533	29.08.2002	29.08.2007	г. Иваново
40	Предоставление услуг по трансляции телевизионных программ по сети кабельного телевидения	№ 27631	18.08.2003	20.08.2006	п. Воротынск Бабынинского района Калужской области
41	Предоставление услуг по эфирной трансляции звуковых программ	№ 17394	15.02.2001	15.02.2006	Калужская область
42	Предоставление услуг по эфирной трансляции телевизионных программ	№ 28681	31.10.2003	27.08.2008	Калужская область
43	Предоставление услуг связи для целей эфирного вещания	№ 32187	10.05.2005	10.05.2008	Костромская область
44	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 28953	12.11.2003	12.11.2006	г. Кострома
45	Предоставление услуг связи для целей эфирного вещания	№ 32839	22.06.2005	30.06.2008	г. Щигры Курской области
46	Предоставление услуг по эфирной трансляции звуковых программ	№ 23557	29.08.2002	29.08.2007	п. Горшечное Курской области
47	Предоставление услуг связи для целей	№ 31082	25.03.2005	18.03.2010	г. Курск

	кабельного вещания				
48	Предоставление услуг по эфирной трансляции звуковых программ	№ 23543	29.08.2002	29.08.2007	Липецкая область
49	Предоставление услуг связи для целей эфирного вещания	№ 32046	31.05.2005	23.07.2009	Липецкая область
50	Предоставление услуг связи для целей эфирного вещания	№ 36678		Федеральной службой по надзору в сфере связи принято решение от 21.11.2005 № 46 о выдаче лицензии № 36687 на осуществление деятельности в области оказания услугсвязи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Липецкая область, Долгоруково
51	Предоставление услуг по эфирной трансляции телевизионных программ	№ 23924	04.10.2002	04.10.2007	г. Серпухов, Солнечногорск, Чехов Московской области
52	Предоставление услуг по эфирной трансляции телевизионных программ	№ 20413	10.12.2001	10.12.2006	Московская область
53	Предоставление услуг связи для целей эфирного вещания	№ 31551	26.04.2005	22.04.2008	Московская область
54	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№28932	12.11.2003	12.11.2006	г. Коломна, г. Лосино – Петровского Щелковского района, г. Орехово-Зуево и Орехово-Зуевского района Московской области
55	Предоставление услуг по эфирной трансляции звуковых программ	№ 18299	18.05.2001	18.05.2006	Тамбовская область

56	Предоставление услуг связи для целей кабельного вещания	№ 31083	15.03.2005	18.03.2010	г. Ярославль
57	Предоставление услуг по эфирной трансляции звуковых программ	№ 26670	05.06.2003	16.07.2007	г. Ярославль и близ. нас. пункты Ярославской области

Лицензии на осуществление телерадиовещания и кабельного телевидения.

№	Название лицензии	Номер лицензии	Наименование средства массовой информации	Вид массовой информации	Дата выдачи	Срок действия	Территория действия лицензии.
1	Осуществление радиовещания	№ 7585	"Новохоперские зори"	Радиовещание эфирное	27.08.2003	30.11.2005 продление не предусмотрено	Воронежская область (Елань-Колено и близлежащие нас. пункты, Новохоперск и близлежащие нас. пункты)
2	Осуществление радиовещания	№ 7696	"Терновская волна"	Радиовещание эфирное	08.10.2003	29.04.2008	с. Терновка Воронежской области
3	Осуществление радиовещания	№ 8528	"Ива-Радио"	Радиовещание эфирное	15.10.2004	08.04.2009	Ивановская область (г. Вичуга и близ. нас. пункты, г. Фурманов и близ. нас. пункты, г. Шуя и близ. нас. пункты, г. Южа и близ. нас. пункты.)
4	Осуществление радиовещания	№ 7508	"Ива-Радио"	Радиовещание проводное	24.07.2003	24.07.2008	г. Иваново, Ивановская область
5	Осуществление телевизионного вещания	№ 7655	"Сеть кабельного телевидения Ивановской области"	Телевидение кабельное	23.09.2003	23.09.2008	г. Иваново
6	Осуществление телевизионного вещания	№ 7586	"Земля Калужская"	Телевидение эфирное	27.08.2003	27.08.2008	г. Людиново Калужской области и близ. нас. пункты.
7	Осуществление телевизионного вещания	№ 9084	"Земля Калужская"	Телевидение эфирное	05.07.2005	07.07.2010	Г. Кондрово Калужской области

8	Осуществление радиовещания	№ 8572	"Радио"Элекс"	Радиовещание проводное	01.12.2004	11.11.2009	г. Калуга
9	Осуществление телевизионного вещания	№ 8531	"КостромаТелеком-медиа"	Кабельное телевидение	18.10.2004	18.10.2009	г. Кострома
10	Осуществление радиовещания	№ 7220	"Курск-Канал Мелодия"	Радиовещание проводное	24.04.2003	14.02.2006	г. Курск, Курская область
11	Осуществление радиовещания	№ 8729	"Липецкое Информрадио"	Радиовещание проводное	15.02.2005	20.10.2008	г. Липецк и Липецкая область
12	Осуществление радиовещания	№ 9040	"Информ-связь"	Радиовещание эфирное	21.06.2005	21.06.2010	с. Волово, г. Данков, п.г.т. Добринка, с. Измалково, с. Плоты, с. Тербуны, г. Усмань, г. Чаплыгин Липецкой области
13	Осуществление радиовещания	№ 9011	"Информ-связь"	Радиовещание эфирное	07.06.2005	07.06.2010	С. Долгоруково Липецкой области
14	Осуществление радиовещания	№ 7192	"Радио "Шанс"	Радиовещание эфирное	18.04.2003	16.07.2007	г. Ярославль и близ. нас. пункты. (пункт установки передатчика – п. Дубки)
15	Осуществление радиовещания	№ 7246	"Радио "Шанс"	Радиовещание проводное	05.05.2003	24.10.2007	г. Ярославль
16	Осуществление телевизионного вещания	№ 7195	"Третья планета"	Кабельное телевидение	18.04.2003	07.05.2006	г. Ярославль

Лицензии по непрофильным видам деятельности.

№	Название лицензии	Номер лицензии	Дата регистрации лицензии	Срок действия лицензии	Территория действия лицензии.	Орган, выдавший лицензию
1	Строительство зданий и	ГС-1-99-02-27-0-	05.12.2002	05.12.2007	Российская Феде	Госстрой России

	сооружений I и II уровней ответственности в соответствии с государственным стандартом	5000000970-003321-1			рация	
2	Проектирование зданий и сооружений I и II уровней ответственности в соответствии с государственным стандартом	ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Российская Федерация	Госстрой России
3	Геодезическая деятельность	МОГ – 01056	21.11.2002	21.11.2007	Курская и Тамбовская области	Федеральная служба геодезии и картографии России
4	Картографическая деятельность	МОГ – 01057	21.11.2002	21.11.2007	Курская и Тамбовская области	Федеральная служба геодезии и картографии России
5	Медицинская деятельность	0824	03.02.2003	03.02.2008	Курская область	Комитет здравоохранения Курской области
6	Медицинская деятельность	50-01--000504	10.11.2005	10.11.2010	Орловская область	Федеральная служба по надзору в сфере здравоохранения и социального развития
7	Медицинская деятельность	69-01-000044	10.02.2005	10.02.2010	Тверская область	Федеральная служба по надзору в сфере здравоохранения и социального развития
8	Медицинская деятельность	0211/00841	20.12.2003	20.12.2008	Тульская область	Департамент здравоохранения Тульской области
9	Медицинская деятельность	721	18.11.2002	26.04.2008	Ярославская область	Департамент здравоохранения и фармации Администрации Ярославской области
10	Осуществление образовательной деятельности по	№ 54276	11.08.2003	12.08.2006	Московская область	Министерство образования Московской области

	образовательным программам					
11	Образовательная деятельность	№ 76242505/л 0094	10.03.2005	15.08.2007	Ярославская область	Департамент образования Администрации Ярославской области от имени Администрации Ярославской области
12	Деятельность по предупреждению и тушению пожаров	№ 1 /00818	21.02.2003	21.02.2008	Российская Федерация	Министерство Российской Федерации по делам гражданской обороны, чрезвычайными ситуациями и ликвидации последствий стихийных бедствий Главное управление Государственной противопожарной службы
13	Производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений	№ 2/ 01455	21.02.2003	21.02.2008	Российская Федерация	Министерство Российской Федерации по делам гражданской обороны, чрезвычайными ситуациями и ликвидации последствий стихийных бедствий Главное управление Государственной противопожарной службы
14	Деятельность по эксплуатации электрических сетей	50007938	28.04.2003	27.04.2008	Российская Федерация	Министерство энергетики Российской Федерации
15	Деятельность по эксплуатации тепловых сетей	№ ЭТ-02-000283(К)	28.04.2005	28.04.2010	Российская Федерация	Федеральная служба по экологическому, техническому и атомному надзору
16	Розничная продажа алкогольной продукции	№ БРН АР 06009	23.12.2002	23.12.2005 Продление срока действия лицензии не предусмотрено, в связи с нецелесообразностью.	Брянская область	Комитет лицензирования администрации Брянской области
17	Осуществление	№ 001500-Р	03.03.2004	03.03.2009	Российская	Государственный комитет РФ по

	деятельности по ремонту средств измерений				Федерация	стандартизации и метрологии
18	Осуществление деятельности по эксплуатации взрывоопасных производственных объектов	№ 00-ЭВ-002491 (С)	25.03.2004	25.03.2009	Российская Федерация	Федеральный горный и промышленный надзор России
19	Добыча подземных пресных вод для производственных нужд предприятия	№ 50359	07.12.2004	01.01.2015	Юго-западная часть г. Алексеевка Алексеевского района Белгородской области	Региональное агентство по недропользованию по ЦФО
20	Геологическое изучение недр и добыча пресных подземных вод для хозяйственно-питьевого водоснабжения базы отдыха	№ 53172	14.07.2003	01.01.2020	Участок недр расположен у д. Гомониха Красносельского района Костромская область	Управление природных ресурсов и охраны окружающей среды МПР России по Костромской области
21	Добыча питьевых подземных вод для хозяйственно-питьевого водоснабжения объекта	№ 56230	09.09.2004	20.06.2008	Тамбовская область	Главное управление природных ресурсов по Тамбовской области
22	На водопользование (поверхностные водные объекты) (Сброс дождевых сточных вод с территорий производственной базы в промзоне Лазурная г. Тверь)	№ 00333	10.10.2003	10.10.2006	г. Тверь	Главное управление природных ресурсов и охраны окружающей среды Министерства природных ресурсов России по Тверской области
23	Добыча питьевых	№ 57273	21.12.2004	01.09.2016	Дер. Юдинки	Региональное агентство по

	подземных вод для водоснабжения оздоровительного лагеря "Сигнал"				Алексеевского района Тульской области	недропользованию по ЦФО
24	Сброс сточных вод	№ 00191	10.11.2005	01.11.2008	Тульская область	Московско-Окское бассейновое управление
25	Осуществление работ по техническому обслуживанию шифровальных (криптографических) средств	1816 Х	20.09.2004	13.05.2009	Тамбовский филиал	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
26	Осуществление работ по распространению шифровальных (криптографических) средств	1817 Р	20.09.2004	13.05.2009	Тамбовский филиал	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
27	Осуществление работ на предоставление услуг в области шифрования информации	1818 У	20.09.2004	13.05.2009	Тамбовский филиал	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
28.	Осуществление деятельности по технической защите конфиденциальной информации	№ 0210	11.05.2004	11.05.2009	Филиалы ОАО "ЦентрТелеком"	Государственная техническая комиссия при президенте РФ
29	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну	№ 5500	16.12.2003	16.12.2008	г. Москва, Дегтярный пер., д. 6 стр. 2	Управление ФСБ России по г. Москве и Московской области

	1	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/2	28.01.2004	16.12.2008	г. Калуга, ул. Театральная, д. 38	Управление ФСБ России по г. Москве и Московской области
	2	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/9	28.01.2004	16.12.2008	Воронежская область, г. Лиски, ул. Ленина, д. 23	Управление ФСБ России по г. Москве и Московской области
	3	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/12	28.01.2004	16.12.2008	г. Курск, Красная площадь, д.8	Управление ФСБ России по г. Москве и Московской области
	4	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/13	28.01.2004	16.12.2008	Курская область, г. Фатеж, ул. Карла Маркса, д. 17	Управление ФСБ России по г. Москве и Московской области
	5	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/17	28.01.2004	16.12.2008	Г. Москва, ул. Народного Ополчения, д. 29 корп. 2	Управление ФСБ России по г. Москве и Московской области

	6	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/18	28.01.2004	16.12.2008	Московская область, г. Звенигород, ул. Некрасова, д. 6	Управление ФСБ России по г. Москве и Московской области
	7	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/19	28.01.2004	16.12.2008	Московская область, г. Егорьевск, ул. Карла Маркса, д. 69	Управление ФСБ России по г. Москве и Московской области
	8	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/20	14.04.2004	16.12.2008	г. Орел, ул. Ленина, д. 43	Управление ФСБ России по г. Москве и Московской области
	9	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/21	14.04.2004	16.12.2008	Орловская область, п.г.т. Кромы, ул. 25 Октября, д. 30	Управление ФСБ России по г. Москве и Московской области
	10	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/22	12.05.2004	16.12.2008	г. Рязань, ул. Щедрина, д. 43	Управление ФСБ России по г. Москве и Московской области

	11	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/23	12.05.2004	16.12.2008	Рязанская область, р.п. Старожилово, ул. Гагарина, д.7	Управление ФСБ России по г. Москве и Московской области
	12	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/24	14.06.2004	16.12.2008	Г. Тверь, ул. Новоторжская, д. 24	Управление ФСБ России по г. Москве и Московской области
	13	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/25	14.06.2004	16.12.2008	Тверская область, г. Торжок, ул. Студенческая, д.41	Управление ФСБ России по г. Москве и Московской области
	14	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/26	05.04.2005	16.12.2008	г. Тула, проспект Ленина, д. 33	Управление ФСБ России по г. Москве и Московской области
	15	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/27	05.04.2005	16.12.2008	Г. Брянск, площадь Карла Маркса, д. 9	Управление ФСБ России по г. Москве и Московской области

	16	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/28	05.04.2005	16.12.2008	Брянская область, г. Почеп, ул. Мира, д. 1Б	Управление ФСБ России по г. Москве и Московской области
	17	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/29	05.04.2005	16.12.2008	Брянская область, г. Трубчевск, ул. Севская, д. 14	Управление ФСБ России по г. Москве и Московской области
	18	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/30	05.04.2005	16.12.2008	г. Воронеж, пр. Революции, д. 35	Управление ФСБ России по г. Москве и Московской области
	19	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/31	05.04.2005	16.12.2008	Воронежская область, п.г.т. Анна, ул. Советская, д. 19	Управление ФСБ России по г. Москве и Московской области
	20	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/33	05.04.2005	16.12.2008	г. Смоленск, ул. Октябрьской революции, д.6	Управление ФСБ России по г. Москве и Московской области

	21	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/34	05.04.2005	16.12.2008	Смоленская область, г. Ярцево, микрорайон 15.	Управление ФСБ России по г. Москве и Московской области
	22	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/35	05.04.2005	16.12.2008	г. Тамбов, ул. Астраханская, д.2В	Управление ФСБ России по г. Москве и Московской области
	23	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/36	05.04.2005	16.12.2008	Тамбовская область, р.п. Сосновка, ул. Котовского, д.6	Управление ФСБ России по г. Москве и Московской области
	24	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/37	05.04.2005	16.12.2008	г. Владимир, ул. Горького, д. 42	Управление ФСБ России по г. Москве и Московской области
	25	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/38	15.06.2005	16.12.2008	г. Ярославль, ул. Комсомольская, д. 22	Управление ФСБ России по г. Москве и Московской области

26	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/39	15.06.2005	16.12.2008	г. Кострома, ул. Подлипаева, д.1	Управление ФСБ России по г. Москве и Московской области
27	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/40	09.09.2005	16.12.2008	г. Иваново, ул. Ул. 10 августа	Управление ФСБ России по г. Москве и Московской области
28	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	№ 5500/41	21.09.2005	16.12.2008	г. Белгород, ул. Площадь Соборная, д.3	Управление ФСБ России по г. Москве и Московской области
29	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну	№ 228	23.12.2004	16.12.2008	Г. Липецк, ул. Терешковой, 35а	Управление ФСБ России по Липецкой области
30	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 5501	16.12.2003	16.12.2008	г. Москва, Дегтярный пер., д. 6 стр.	Управление ФСБ России по г. Москве и Московской области
1.	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/10	05.04.2005	16.12.2008	г. Орел, ул. Ленина, д.43.	Управление ФСБ России по г. Москве и Московской области

	2	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/11	05.04.2005	16.12.2008	г. Курск, Красная площадь, д. 8	Управление ФСБ России по г. Москве и Московской области
	3	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/12	05.04.2005	16.12.2008	г. Калуга, ул. Театральная, д. 38	Управление ФСБ России по г. Москве и Московской области
	4	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 5501/13	05.04.2005	16.12.2008	г. Брянск, площадь Карла Маркса, д. 9	Управление ФСБ России по г. Москве и Московской области
	5	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/14	05.04.2005	16.12.2008	г. Воронеж, пр. Революции, д. 35.	Управление ФСБ России по г. Москве и Московской области
	6	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/15	05.04.2005	16.12.2008	г. Смоленск, ул. Октябрьской Революции, д. 6.	Управление ФСБ России по г. Москве и Московской области
	7	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/16	05.04.2005	16.12.2008	г. Тамбов, ул. Астраханская, д. 2в	Управление ФСБ России по г. Москве и Московской области
	8	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/17	05.04.2005	16.12.2008	г. Тула, проспект Ленина, д. 33	Управление ФСБ России по г. Москве и Московской области

	9	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/18	05.04.2005	16.12.2008	г. Рязань, ул. Щедрина, д. 43	Управление ФСБ России по г. Москве и Московской области
	10	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/19	15.06.2005	16.12.2008	г. Москва, ул. Народного Ополчения, д. 29, корп. 2	Управление ФСБ России по г. Москве и Московской области
	11	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/20	09.09.2005	16.12.2008	г. Иваново, ул. 10 августа, д.1	Управление ФСБ России по г. Москве и Московской области
	12	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/21	21.09.2005	16.12.2008	г. Белгород, ул. Площадь Соборная, д.3	Управление ФСБ России по г. Москве и Московской области
	13	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 229	23.12.2004	16.12.2008	г. Липецк, ул. Терешковой, д. 35а	Управление ФСБ России по г. Москве и Московской области
31		Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 М	11.11.2005	16.12.2008	ОАО "ЦентрТелеком"	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	1	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 1 М	11.11.2005	16.12.2008	г. Белгород, площадь Революции, дом 3	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России

	2	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 2 М	11.11.2005	16.12.2008	г. Брянск, площадь Карла Маркса, д. 9	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	3	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 3 М	11.11.2005	16.12.2008	г. Ярославль, улица Комсомольская, дом 22	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	4	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	2853/3/1 М	11.11.2005	16.12.2008	г. Иваново, улица 10 августа, дом 1	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	5	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 4 М	11.11.2005	16.12.2008	г. Владимир, улица Горького, дом 42	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	6	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 5 М	11.11.2005	16.12.2008	г. Воронеж, Проспект революции, дом 35.	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	7	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 6 М	11.11.2005	16.12.2008	г. Калуга, улица Театральная, дом 38	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	8	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 7 М	11.11.2005	16.12.2008	г. Курск, Красная площадь, дом 8	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России

	9	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 /8 М	11.11.2005	16.12.2008	г. Липецк, улица Терешковой, дом 35а	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	10	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 9 М	11.11.2005	16.12.2008	г. Москва, улица Народного ополчения , д. 29, корп. 2	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	11	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 10 М	11.11.2005	16.12.2008	г. Орел, Улица Ленина, дом 43	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	12	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 11 М	11.11.2005	16.12.2008	г. Смоленск, улица Октябрьской революции, дом 6	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	13	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 12 М	11.11.2005	16.12.2008	г. Тамбов, улица Астраханская, дом 2-в	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	14	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 13 М	11.11.2005	16.12.2008	г. Тверь, улица Новоторжская, дом 24	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
	15	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 2853 / 14 М	11.11.2005	16.12.2008	г. Тула, Проспект Ленина, дом 33	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России

3.2.7. Совместная деятельность эмитента

ОАО «ЦентрТелеком» участвует в совместной деятельности (Договор простого товарищества № 79/89 от 31 декабря 1998 г.) по созданию, развитию и коммерческой эксплуатации коммутационной системы сотовой связи стандарта CDMA–800 (доля – 30%).

Другие участники: ООО «Топснабинвест» (доля – 40%), ООО «Боулинг-Центр» (доля – 30%).

Величина вложений: 6 491 036 руб.

Цель вложений – получение прибыли.

Полученный финансовый результат за отчетный квартал будет представлен после составления Годовой бухгалтерской отчетности за 2005 год.

3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами, страховыми или кредитными организациями, ипотечными агентами

Эмитент не является акционерным инвестиционным фондом, страховой или кредитной организацией и ипотечным агентом.

3.2.9. Дополнительные требования к эмитентам, основной деятельностью которых является добыча полезных ископаемых

Добыча полезных ископаемых не является основной деятельностью эмитента.

Прогноз эмитента относительно вероятности продления специальных разрешений (лицензий):

Для продления срока действия лицензии в области связи заявление о продлении срока действия лицензии подается не позднее, чем за 2 месяца и не ранее чем за 6 месяцев до истечения срока ее действия. Как правило, ОАО "ЦентрТелеком" обеспечивает продление сроков действия лицензий.

Основным видом деятельности эмитента не является добыча полезных ископаемых.

3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи

а) Лицензии на предоставление услуг связи

Лицензии, выданные Министерством Российской Федерации по связи и информатизации (Минсвязи России) и Федеральной службой по надзору в сфере связи России (Россвязьнадзор России)

№	Название лицензии	Номер лицензии	Условия осуществление деятельности	Номерная емкость, Абонентская база, территория трансляции	Дата регистрации лицензии в Едином реестре лицензий по связи	Срок действия лицензии	Территория действия лицензии.
1.	Предоставление услуг местной и внутризоновой телефонной связи	№ 24064	- услуги местной и внутризоновой телефонной связи сети связи общего пользования; - услуги телефонной связи с использованием технических средств интеллектуальной сети связи.	Общая монтированная емкость не менее 6657000 номеров	24.10.2002	24.10.2012	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
2.	Предоставление услуг местной, междугородной и международной телефонной связи	№ 23250	- услуги местной, междугородной и международной телефонной связи сети связи общего пользования с использованием сети переговорных пунктов и сети таксофонов.	Общая монтированная емкость не менее 30044 таксофонов не менее 3837 переговорных пунктов	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и

							города Москвы.
3.	Предоставление в аренду каналов связи	№ 23247	- предоставление пользователям местные, междугородные каналы и тракты связи, каналы подачи программ телевидения, звукового вещания, физические цепи для передачи сигналов электросвязи.	Общее количество организуемых каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов 11083	14.11.2002	14.11.2007	1. Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
4.	Предоставление услуг передачи данных	№ 23248	- услуги передачи данных сети общего пользования.	Монтированная абонентская емкость сети должна обеспечить возможность подключения к концу срока действия лицензии не менее 257460 пользователей, в том числе к концу 2003 г. не менее 119338 пользователей	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
5.	Предоставление услуг телематических служб	№ 23249	- услуги телематических служб сети общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений,	Монтированная абонентская емкость должна обеспечивать подключение к концу действия лицензии не менее 502115, в том числе к концу 2003 г.	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская,

			информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеконференций)	не менее 270156. Пропускная способность передачи речевой информации к концу срока действия лицензии не менее 2986 одновременных разговоров, к концу 2003 г. не менее 970 одновременных разговоров. Число пользователей сеансов аудиоконференцсвязи и видеоконференцсвязи не менее 603. Количество ПКП к концу срока действия лицензии не менее 1097, к концу 2003 г. не менее 664.			Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
6.	Предоставление услуг телеграфной связи	№ 24065	- услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс)	Монтированная емкость телеграфных средств коммутации и передачи должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
7	Предоставление услуг в области в области оказания услуг связи в сети	№ 36633	-	-		Федеральной службой по надзору в сфере связи принято	Калужская область

	передачи данных, за исключением передачи голосовой информации					решение от 21.11.2005 № 46 о выдаче лицензии № 36633 на осуществление деятельности в области оказания услуг связи в сети передачи данных, за исключением передачи голосовой информации. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
	Предоставление услуг в области в области оказания услуг связи по передаче голосовой информации в сети передаче данных	№ 37053	-	-		Федеральной службой по надзору в сфере связи принято решение от 12.12.2005№ 51 о выдаче лицензии № 37053 на осуществление деятельности в области	Калужская область

						оказания услуг связи в сети передачи данных, за исключением передачи голосовой информации. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
9	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 24339	- услуги по трансляции звуковых программ по сети проводного вещания.	Число основных радиоретрансляционных точек на конец 2003 г. составляет - 3 572 487-	28.11.2002	28.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская область.
10	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 25058	- услуги по трансляции звуковых программ по сети проводного вещания.	Число основных радиоретрансляционных точек на конец 2003 г. составляет - 991.	07.02.2003	07.02.2008	п. Восточный, п. Северное, п. Некрасовка, мкр. Косино г. Москвы.
11	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24066	- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц	Монтированная емкость сети, процент охвата территории к концу 2004 г. - 2000 номеров 10% , к концу	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от	Ивановская область

				2005 г – 3000 номеров 60 %.		05.09.2005 № 22-10/6096, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 № 22052	
12	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30244	- услуги цифровой сотовой радиотелефонной связи в диапазоне 450 МГц по технологии IMT - MC	Монтированная емкость сети, к 2007 г. – 6000 номеров, к 2013 г. – 16000 номеров.	30.12.2003	30.12.2013	Ивановская область
13	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24067	- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц	Монтированная емкость сети, процент охвата территории к концу 2004 г. - 2000 номеров 10% , к концу 2005 г – 3000 номеров 60 %.	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 05.09.2005 № 22-10/6095, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 № 22054	Костромская область
14	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30245	- услуги цифровой сотовой радиотелефонной связи в диапазоне 450 МГц по технологии IMT - MC	Монтированная емкость сети, к 2007 г. – 6000 номеров, к 2013 г. – 16000 номеров.	30.12.2003	30.12.2013	Костромская область
15	Предоставление услуг сотовой радиотелефонной	№ 24069	- услуг сотовой радиотелефонной связи сети связи общего	Монтированная емкость сети, процент охвата территории на	14.11.2002	01.03.2006	Тамбовская область

	связи в диапазоне 900 МГц		пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц	0101.2006 не менее 80000 , 80%			
16	Предоставление услуг сотовой радиотелефонной связи в диапазоне 800 МГц	№ 24070	- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 800 МГц	Монтированная емкость сети, процент охвата территории на 0101.2006 не менее 1000 , 100%	28.11.2002	01.10.2006	Тульская область
17	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 24068	- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц	Монтированная емкость сети к концу 2004 г. - 3000 номеров 15% , к концу 2005 г – 10000 номеров 60 %.	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 07.09.2005 № 22-10/6097, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 № 22050	Ярославская область
18	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30246	- услуги цифровой сотовой радиотелефонной связи в диапазоне 450 МГц по технологии IMT - MC	Монтированная емкость сети, к 2007 г. – 6000 номеров, к 2013 г. – 16000 номеров.	30.12.2003	30.12.2013	Ярославская область
19	Предоставление услуг персонального радиовызова	№ 23251	- услуги персонального радиовызова сети связи общего пользования	Предельное количество – 10000, с использованием радиочастоты 159,6375 МГц.	14.11.2002	14.11.2005	Ивановская область
20	Предоставление	№	- услуги персонального	Предельное количество	14.11.2002	14.11.2005	Ярославская область

	услуг персонального радиовызова	23252	радиовызова сети связи общего пользования	– 20000, с использованием радиочастоты 157,225 МГц, 165,000 МГц.			
21	Предоставление услуг подвижной радиотелефонной связи	№ 24325	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 300, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Белгородская область
22	Предоставление услуг подвижной радиотелефонной связи	№ 24326	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 500, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Владимирская область
23	Предоставление услуг подвижной радиотелефонной связи	№ 24327	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 1800, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Воронежская область
24	Предоставление услуг подвижной радиотелефонной связи	№ 24328	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 800, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Ивановская область
25	Предоставление услуг радиотелефонной связи	№ 24695	- услуги радиотелефонной связи сети связи общего пользования	Монтируемая емкость к концу 2007 – не менее 600 номеров, в диапазоне частот 828-831 МГц и 873-876 МГц	30.12.2002	30.12.2007	Ивановская область
26	Предоставление услуг подвижной радиотелефонной связи	№ 24329	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 480, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Калужская область
27	Предоставление услуг подвижной радиотелефонной связи	№ 24330	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 400, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Курская область
28	Предоставление	№	- услуги подвижной	Предельное количество	14.11.2002	14.11.2007	Липецкая область

	услуг подвижной радиотелефонной связи	24331	радиотелефонной связи сети связи общего пользования	абонентов 400, с использованием диапазона 330 МГц			
29	Предоставление услуг подвижной радиотелефонной связи	№ 24332	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 4000, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Московская область
30	Предоставление услуг подвижной радиотелефонной связи	№ 24333	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 200, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Орловская область
31	Предоставление услуг подвижной радиотелефонной связи	№ 24334	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 500, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Рязанская область
32	Предоставление услуг подвижной радиотелефонной связи	№ 24335	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 500, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Смоленская область
33	Предоставление услуг подвижной радиотелефонной связи	№ 24336	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 270, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Тверская область
34	Предоставление услуг подвижной радиотелефонной связи	№ 24337	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 900, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Тульская область
35	Предоставление услуг подвижной радиотелефонной связи	№ 24338	- услуги подвижной радиотелефонной связи сети связи общего пользования	Предельное количество абонентов 400, с использованием диапазона 330 МГц	14.11.2002	14.11.2007	Ярославская область
36	Предоставление услуг по эфирной трансляции звуковых программ	№ 16541	- услуги по эфирной трансляции звуковых программ	Трансляции звуковых программ на территории Владимирской области	17.10.2000	17.10.2005 Федеральной службой по надзору в сфере	Владимирская область

						связи принято решение от 14.09.2005 № 33 о выдаче лицензии № 35111 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
37	Предоставление услуг связи для целей эфирного вещания	№ 34303	услуги связи для целей эфирного вещания	Оказания услуг на территории Воронежской области	01.08.2005	29.10.2008	Воронежская область
38	Предоставление услуг связи для целей эфирного вещания	№ 34302	услуги связи для целей эфирного вещания	Оказания услуг на территории Ивановской области	25.08.2005	08.10.2009	Ивановская область
39	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 23533	- услуги по трансляции телевизионных и звуковых программ по сети кабельного телевидения	До 10 тысяч абонентов	29.08.2002	29.08.2007	г. Иваново
40	Предоставление	№	- услуги по трансляции	До 1,3 тысяч абонентов	18.08.2003	20.08.2006	п. Воротынск Бабынинского

	услуг по трансляции телевизионных программ по сети кабельного телевидения	27631	телевизионных программ по сети кабельного телевидения				района Калужской области
41	Предоставление услуг по эфирной трансляции звуковых программ	№ 17394	- услуги по эфирной трансляции звуковых программ	Трансляции звуковых программ на территории Калужской области	15.02.2001	15.02.2006	Калужская область
42	Предоставление услуг по эфирной трансляции телевизионных программ	№ 28681	- услуги по эфирной трансляции телевизионных и звуковых программ	Трансляции телевизионных программ на территории Калужской области	31.10.2003	27.08.2008	Калужская область
43	Предоставление услуг связи для целей эфирного вещания	№ 32187	услуги связи для целей эфирного вещания	Оказания услуг на территории Костромской области	10.05.2005	10.05.2008	Костромская область
44	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 28953	- Предоставление услуг по эфирной трансляции телевизионных и звуковых программ по сети кабельного телевидения	До 60 тысяч абонентов	12.11.2003	12.11.2006	г. Кострома
45	Предоставление услуг связи для целей эфирного вещания	№ 32839	услуги связи для целей эфирного вещания	Оказания услуг на территории Курской области	22.06.2005	30.06.2008	г. Щигры Курской области
46	Предоставление услуг по эфирной трансляции звуковых программ	№ 23557	- услуги по эфирной трансляции звуковых программ	Трансляции звуковых программ на территории Курской области	29.08.2002	29.08.2007	п. Горшечное Курской области
47	Предоставление услуг связи для целей кабельного	№ 31082	- услуги связи для целей кабельного вещания	Оказания услуг на территории Курской области	25.03.2005	18.03.2010	г. Курск

	вещания						
48	Предоставление услуг по эфирной трансляции звуковых программ	№ 23543	- услуги по эфирной трансляции звуковых программ	Трансляции звуковых программ на территории Липецкой области	29.08.2002	29.08.2007	Липецкая область
49	Предоставление услуг связи для целей эфирного вещания звуковых программ	№ 32046	- услуги связи для целей эфирного вещания	Оказания услуг на территории Липецкой области	31.05.2005	23.07.2009	Липецкая область
50	Предоставление услуг связи для целей эфирного вещания	№ 36678				Федеральной службой по надзору в сфере связи принято решение от 21.11.2005 № 46 о выдаче лицензии № 36687 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Липецкая область, Долгоруково
51	Предоставление	№	- услуги по эфирной	Трансляции	04.10.2002	04.10.2007	г. Серпухов, Солнечногорск,

	услуг по эфирной трансляции телевизионных программ	23924	трансляции телевизионных программ с применением системы MMDS в полосе частот 2500 – 2700 МГц	телевизионных программ на территории г. Серпухова, Солнечногорска, Чехова Московской области			Чехов Московской области
52	Предоставление услуг по эфирной трансляции телевизионных программ	№ 20413	- услуги по эфирной трансляции телевизионных программ	Трансляции телевизионных программ на территории Московской области	10.12.2001	10.12.2006	Московская область
53	Предоставление услуг связи для целей эфирного вещания	№ 31551	- услуги связи для целей эфирного вещания	Трансляции звуковых программ на территории Московской области	26.04.2005	22.04.2008	Московская область
54	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 28932	- услуги по трансляции телевизионных и звуковых программ по сети кабельного телевидения	68 тысяч абонентов	12.11.2003	12.11.2006	г. Коломна, г. Лосино – Петровского Щелковского района, г. Орехово-Зуево и Орехово-Зуевского района Московской области
55	Предоставление услуг по эфирной трансляции звуковых программ	№ 18299	- услуги по эфирной трансляции звуковых программ	Трансляции звуковых программ на территории Тамбовской области	18.05.2001	18.05.2006	Тамбовская область
56	Предоставление услуг связи для целей кабельного вещания	№ 31083	- услуги связи для целей кабельного вещания	Оказания услуг на территории Ярославской области	15.03.2005	18.03.2010	г. Ярославль
57	Предоставление услуг по эфирной трансляции звуковых программ	№ 26670	- услуги по эфирной трансляции звуковых программ	Трансляции звуковых программ на территории Ярославской области	05.06.2003	16.07.2007	г. Ярославль и близ. нас. пункты Ярославской области

Условия и возможность продления срока лицензии:

1. Осуществление лицензиатом деятельности без нарушения условий лицензии.
2. Своевременное обращение в лицензирующий орган с заявлением о продлении срока действия лицензии и представление для этого необходимых документов, определенных Федеральным законом "О связи".
3. Соответствие деятельности, осуществляемой лицензиатом, установленным стандартам, требованиям, правилам.
4. Наличие технической возможности реализации лицензируемого вида деятельности.

Сроки выполнения эмитентом обязательств по созданию абонентской базы выполнены с условиями действия лицензий.

Степень выполнения эмитентом указанных обязательств: выполняются в объеме требований лицензий.

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензиям: форс-мажорные обстоятельства

Возможность наступления негативных факторов: не выявлены

б) Сети связи

Местная связь

ОАО "ЦентрТелеком" является основным оператором на телекоммуникационном рынке центральной части России в сфере предоставления услуг доступа к местной телефонной сети.

ОАО «ЦентрТелеком» является самым крупным из образованных в 2002 году межрегиональных операторов связи. Компания владеет развитой телекоммуникационной инфрастуктурой в наиболее густонаселенном регионе России, где проживает около 20% от общего населения страны.

Компания осуществляет деятельность в 17 субъектах федерации России.

ОАО «ЦентрТелеком» оказывает широкий спектр услуг, среди которых традиционные услуги телефонной связи, Интернет, передача данных, эфирное и кабельное телевидение, сети проводного и УКВ радиовещания, предоставление в аренду каналов и других ресурсов. Компания оказывает также другим операторам услуги по присоединению к сети связи общего пользования.

Монтированная емкость телефонной сети ОАО «ЦентрТелеком» по оперативным данным на 01.01.2006 г. составляет 6 937 138 номеров.

Сегодня местные телефонные сети представляют собой сложную инженерную систему, которая состоит почти из 9000 автоматических телефонных станций разных типов. Сеть связи ОАО «ЦентрТелеком» постоянно совершенствуется. Строятся новые электронные станции и узлы коммутации, создаются цифровые линии связи, организуются радиорелейные цифровые линии. Емкость цифровых АТС от общей монтированной емкости составляет по оперативным данным на 01.01.2006г. 50,7%. Развитие сети за счет установки электронных АТС отечественного и зарубежного производства позволяет помимо увеличения емкости сети, расширять спектр предоставляемых современных услуг связи, таких как Интернет, ISDN, передача данных и т.д.

Из общего количества монтированной емкости сети общего пользования ОАО "ЦентрТелеком", городские телефонные номера составляют 85%, номера сельских АТС – 15%. Это свидетельствует о преобладании в структуре местной связи компании городской телефонной сети.

Линейно-кабельные сооружения местной сети связи ОАО «ЦентрТелеком» создаются и используются для предоставления услуг в рамках действующих лицензий. Общая протяженность кабельных сетей в настоящий момент составляет 736,765 тыс. км и постоянно наращивается, из них с волоконно-оптическим кабелем 5,861 тыс. км.

Междугородная связь

ОАО "ЦентрТелеком" предоставляет услуги междугородной и международной связи на основе договоров с ведущим оператором дальней связи России ОАО "Ростелеком".

Коммутация трафика между местной телефонной сетью и магистральной сетью Ростелекома осуществляется автоматическими междугородными станциями (АМТС). В настоящий момент в ОАО «ЦентрТелеком» эксплуатируется 21 АМТС.

Для организации межстанционной и внутризоновой связи используются как волоконно-оптические, так и радиорелейные линии связи.

Протяженность внутризоновых линий передачи по оперативным данным на 01.01.2006 г. составляет 35562,36 км, из них волоконно-оптических линий передачи – 14907,89 км, что является базой для обеспечения высококачественных цифровых каналов и соединительных линий. Применяются только сертифицированные и отвечающие самым высоким требованиям волоконно-оптические кабели. За 4 квартал 2005 г. введено в эксплуатацию 1492,99 км внутризоновых ВОЛС.

Все районные центры и города областного подчинения имеют выход на автоматическую междугородную телефонную связь. Компания самостоятельно выставляет счета за услуги дальней связи своим абонентам, собирает плату за предоставленные услуги и производит расчеты с ОАО «Ростелеком» за пропуск трафика дальней связи.

Информация о радиочастотном ресурсе, выделенном ОАО «ЦентрТелеком» в соответствии с законодательством Российской Федерации для предоставления услуг связи, оказываемых с использованием радиоэлектронных средств на территории Центрального федерального округа Российской Федерации.

Для предоставления услуг связи ОАО «ЦентрТелеком», оказываемых с использованием радиоэлектронных средств, оформлен частотный ресурс:

1. Для предоставления услуг по эфирному телерадиовещанию (по эфирной трансляции программ телерадиовещания) на территории Белгородской, Владимирской, Воронежской, Ивановской, Калужской, Костромской, Курской, Липецкой, Московской, Тамбовской, Тверской, Ярославской - 153 радиочастоты, которые оформлены в 63 разрешениях на использование радиочастот (далее сокр. – разрешениях), выданных в соответствии с законодательством Российской Федерации.

2. Для предоставления услуг сотовой радиотелефонной связи в стандарте NMT-450 на территории Ивановской, Костромской и Ярославской областей - 440 радиочастот, которые оформлены в 8 разрешениях.

3. Для предоставления услуг сотовой радиотелефонной связи на территории Тамбовской области в стандарте:

GSM- 900 - 836 радиочастот, которые оформлены в 9 разрешениях;

GSM – 1800 - 196 радиочастот, которые оформлены в двух разрешениях.

4. Для предоставления услуг сотовой радиотелефонной связи в стандарте AMPS/DAMPS на территории г. Тулы - 24 радиочастоты, которые оформлены в одном разрешении.

5. Для предоставления услуг подвижной радиотелефонной связи в стандарте MPT 1327 («Алтай») на территории Белгородской, Владимирской, Воронежской, Ивановской, Калужской, Курской, Липецкой, Московской, Орловской, Рязанской, Смоленской, Тверской, Тульской, Ярославской областей – 1292 радиочастоты, которые оформлены в 34 разрешениях.

6. Для предоставления услуг персонального вызова на территории Ивановской и Ярославской областей – 16 радиочастот, которые оформлены в 2 разрешениях.

7. Для предоставления услуг местной телефонной связи с использованием оборудования беспроводного доступа на территории Белгородской, Владимирской, Воронежской, Ивановской, Калужской, Костромской, Курской, Липецкой, Московской, Орловской, Рязанской, Смоленской, Тульской областей – 415 радиочастот (радиоканала), которые оформлены в 96 разрешениях.

Кроме того, для организации систем передачи на местных и внутризоновых линиях связи с использованием радиорелейных средств - 510 радиочастот, которые оформлены в 113 разрешениях.

3.3. Планы будущей деятельности эмитента

Планы эмитента в отношении будущей деятельности и источников, будущих доходов, в том числе планы, касающиеся организации нового производства, расширения или сокращения производства, разработки новых видов продукции, модернизации и реконструкции основных средств, возможного изменения основной деятельности:

В 2006 году будут продолжены плановые мероприятия по развитию и модернизации местных и внутризоновых сетей связи, на основе применения современных технологий. За 2006 год предполагается ввести в эксплуатацию объекты, монтированная емкость которых должна составить более 130 тыс. №№. В Московском, Брянском, Тульском, Смоленском, Рязанском, Верхневолжском и Курском филиалах в 2006 году планируется проложить более 800 км внутризоновых волоконно-оптических линий связи.

Стратегическим направлением развития сетей связи общего пользования остается их постепенное преобразование в мультисервисные сети с предоставлением многообразных услуг и расширение пропускной способности с использованием оборудования xDSL..

В 2006 году в Верхневолжском, Липецком, Владимирском, Смоленском, Орловском и Курском филиалах, в связи с растущим реальным спросом на скоростные подключения к построенной мультисервисной сети по технологии ADSL (Интернет, VPN, Dial-up, Ethernet) и

растущей конкуренцией в динамично развивающемся секторе рынка новых услуг, планируется увеличение количества портов доступа.

Одним из приоритетных направлений деятельности ОАО «ЦентрТелеком» остается строительство Центров обработки вызовов. В Московском, Калужском и Верхневолжском филиалах продолжиться внедрение ЦОВ за счет увеличения объема «контенто-зависимых» услуг и обслуживаемого трафика.

В 2006 году предусмотрено проведение проектных работ для объектов 2007 года по организации доступа к узлу «112», в соответствии с Постановлением Правительства РФ №894 от 31.12.2004г. по организации доступа к единой экстренной оперативной службе «112».

По Программе Преобразования Биллинга на 2006 год планируется проект «Закупка основного оборудования в ЦОД», данный проект имеет статус особо важного, так как подразумевает развертывание на аппаратной платформе серверного программного обеспечения централизованной АСР.

В рамках создания инфраструктуры для развертывания Oracle E-Business Suite планируется проектирование и развертывание транзитных узлов и системы информационной безопасности.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях

На 31.12.2005 г. ОАО «ЦентрТелеком» участвовало в следующих некоммерческих организациях:

№	*Наименование организации*	*Год вступления/ срок участия*	*Функции (роль, место)*	*Цели участия*
1	Ассоциация открытых акционерных обществ электросвязи Центрального региона России	1995 г./10 лет	Координация деятельности в области связи в ЦФО. Представление общих интересов в государственных и иных органах и международных организациях.	Участие в работе по созданию новых форм организации в управлении предприятиями связи. Организация системы повышения квалификации руководителей, ведущих специалистов и других категорий работников связи. Содействие осуществлению инициатив органов государственной власти, направленных на развитие телекоммуникационных систем в регионе.
2	Ассоциация управления качеством связи и информатизации «Международный конгресс качества телекоммуникаций»	2000 г./5 лет	Содействие развитию и повышению качества государственного, корпоративного управления, инвестиционной привлекательности и конкурентоспособности организаций на рынке инфотелекоммуникаций.	Получение информации о качестве продукции и услуг телекоммуникационного рынка России, деятельности других телекоммуникационных компаний.
3	Ассоциация операторов пейджинговой связи	1996 г./9 лет	Координация работы операторов связи в области предоставления услуг пейджинговой связи.	Содействие развитию услуги пейджинговой связи.
4	Ассоциация операторов сетей МДКР (CDMA)	1998 г./7 лет	Разработка единых подходов к решению общих системно-сетевых вопросов.	Координация хозяйственной деятельности, защиты интересов операторов, осуществляющих предоставление услуг связи в стандарте CDMA. Взаимодействие с производителями оснащения для систем CDMA.
5	Международная ассоциация «Март»	2000 г./5 лет	Координация деятельности операторов связи в области предоставления услуг телевидения и радиовещания.	Предоставление технического и информационного содействия членам Ассоциации и региональным компаниям кабельного и эфирного телевидения.

6	Ассоциация операторов федеральной сети делового обслуживания «ИСКРА»	1999 г./6 лет	Содействие развитию Взаимоувязанной Сети Связи Российской Федерации, внедрению отечественной и зарубежной техники и программного обеспечения с целью повышения качества услуг связи «СДО Искра».	Участие в работе по развитию Взаимоувязанной Сети Связи Российской Федерации. Внедрение отечественной и зарубежной техники и программного обеспечения, способствующих расширению объема и повышению качества услуг связи «СДО-Искра».
7	Брянская областная ассоциация промышленных и коммерческих предприятий (работодателей)	1990 г./15 лет	Консолидация деятельности трудовых коллективов предприятий и организаций - членов Ассоциации в целях осуществления «Комплексной программы социально-экономического развития области».	Повышение эффективности работы и защиты интересов промышленных и коммерческих предприятий области. Объединение и координация деятельности работодателей области в решении задач по развитию экономики. Создание условий для ускорения развития и внедрения научно-технического прогресса на предприятиях.
8	Некоммерческое партнерство «Калужское объединение промышленников и предпринимателей «РЕГИОН»	1994 г./11 лет	Создание условий для ускорения развития и внедрения научно-технического прогресса на промышленных предприятиях.	Содействие развитию, кооперации и специализации производства в условиях формирования рыночных отношений. Повышение профессионального уровня руководителей и работников предприятий. Решение задач по стабилизации экономики и повышение жизненного уровня населения области.
9	Автономная некоммерческая организация «Калужский научный центр»	1997 г./8 лет	Ежегодно выплачивается стипендия им. Голубицкого 10 студентам МГТУ им. Баумана и Калужского Государственного Университета.	Развитие научно-технического потенциала региона.
10	Некоммерческое партнерство «ТелекомФорум»	2003 г./2 года	Поддержка процессов формирования в России информационного общества как составной части глобального информационного пространства. Содействие развитию информационно-телекоммуникационной инфраструктуры на территории Российской Федерации.	Решение в режиме неформального диалога вопросов взаимодействия с иностранными телекоммуникационными компаниями, Министерством информационных технологий и связи Российской Федерации, ОАО «Связьинвест», другими органами государственной власти, а также российскими предприятиями и организациями, работающими в области связи и информатизации.
11	Поволжская Ассоциация инженеров телекоммуникаций	1996 г./9 лет	Содействие внедрению новейших технологий на телекоммуникационные сети страны. Проведение реконструкции, модернизации и	Обучение молодежи и специалистов. Реконструкция и строительство цифровых АТС и их технологическое обслуживание.

	информатики "ТЕЛЕИНФО" (ПАИТИ)		цифровизации городских, районных и сельских узлов связи. Издание регионального научно-практического журнала «Телекоммуникационное поле регионов» (далее - «ТПР»). Проведение ежегодных Международных научно-технических семинаров, конференций. Самарского симпозиума телекоммуникаций.	Сотрудничество с региональным научно-практическим журналом «ТПР». Внедрение научно-технической продукции в рамках учебных программ.
12	Союз промышленников и предпринимателей Ивановской области	1996 г./9 лет	Внесение предложений исполнительным и законодательным органам власти Ивановской области и Российской Федерации в сфере оптимизации проводимой экономической политики.	Получение информации о тарифах монополий.
13	Ассоциация открытых акционерных обществ электросвязи Центрально-Черноземного региона	1997 г./8 лет	Решение задач по ускоренному развитию организаций связи и повышение жизненного уровня связистов. Содействие развитию, кооперации и специализации по предоставлению услуг связи. Обеспечение проведения государственной политики в области телекоммуникационных систем в ЦЧР путем реализации федеральных, отраслевых и региональных программ и проектов.	Координация деятельности отрасли в Центрально-Чернозёмном регионе. Представление общих интересов в государственных органах, в отношениях с иными лицами, в том числе с международными организациями.
14	Негосударственный пенсионный фонд "Телеком-Союз"	2002 г./3 года	Реализация социальных целей в форме выплат негосударственных пенсий участникам Фонда, выплат накопительной части трудовой пенсии застрахованным лицам и выплат профессиональных пенсий застрахованным лицам.	Обслуживание Фондом заслуженных работников филиалов и генеральной дирекции ОАО «ЦентрТелеком», получивших право на негосударственное пенсионное обеспечение.
15	Международная ассоциация DSM MoU операторов сотовой связи	1998 г./7 лет	Развитие систем стандарта GSM 900/1800, систем спутниковой связи GSM и GSM платформы. Обеспечение международного роуминга. Обслуживание и развитие стандартизированных услуг (голос, данные, мультимедиа) сертификация оборудования и выработка международных соглашений в отношении мобильных станций, SIM-карт (алгоритмы А3-А8, А5), сигнализации (MAP, INAP), биллинговой системы и системы расчетов (TAP1-TAP3), систем безопасности и звуковых кодов.	Получение алгоритмов шифрования SIM –card для сотовых телефонов с целью обеспечения конфиденциальности информации. Замена кодировок на сотовых телефонах (RUS-38 на Тамбов GSM).

16	Ассоциация операторов сетей сотовой подвижной связи стандарта GSM	1995 г./10 лет	Развитие систем стандарта GSM 900/1800, систем спутниковой связи GSM и GSM платформы. Обеспечение международного роуминга. Обслуживание и развитие стандартизированных услуг (голос, данные, мультимедиа).	Развитие стандартов, сертификация оборудования и выработка международных соглашений в отношении мобильных станций, SIM-карт (алгоритмы A3-A8, A5), сигнализации (MAP, INAP), биллинговой системы и системы расчетов (TAP1-TAP3), систем безопасности и звуковых кодов. Разработка проектов законов и постановлений в сфере телекоммуникаций, здравоохранения и безопасности окружающей среды.
17	Ассоциация операторов, предоставляющих услуги связи посредством таксофонов, производителей оборудования, научно-исследовательских, проектных и конструкторских организаций в области телекоммуникаций (АТО)	2001 г./4 года	Разработка, изготовление, внедрение таксофонного оборудования, систем управления, платежными средствами, средствами защиты, безопасности. Предоставление населению услуг на базе таксофонных систем.	Координация действий с российскими операторами связи при построении, развитии и эксплуатации таксофонной сети.
18	Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"	2002 г./3года	Исследование проблем развития рынка телекоммуникационных услуг. Содействие повышению конкурентоспособности организаций отрасли связи. Создание и поддержание привлекательного образа организаций связи и самого Партнерства для российских и зарубежных инвесторов и потребителей.	Исследование проблем развития рынка телекоммуникационных услуг. Совместная разработка проектов нормативных правовых актов, направленных на решение задач по повышению эффективности деятельности компаний отрасли связи. Обеспечение консультационного, информационного и иного содействия организациям отрасли связи. Совместное проведение мероприятий и осуществление программ, направленных на повышение эффективности функционирования компаний отрасли связи. Информационная деятельность, в том числе взаимодействие со средствами массовой информации.

19	Общественно-государственное объединение "Ассоциация Документальной "Электросвязи"	2002 г./3 года	Развитие интернет-технологий. Организация семинаров по информационной безопасности. Содействие реализации государственных программ в области инфокоммуникаций. Анализ процессов стандартизации в инфокоммуниациях.	Мониторинг услуг телекоммуникаций на территории Российской Федерации. Получение консультаций по вопросам информационных рисков и страхованию ответственности. Размещение бизнес-предложений для операторов связи в ежеквартальном аналитическом и информационном журнале «Документальная электросвязь».
20	Ассоциация операторов федеральной сотовой сети NMT-450	1995 г./10 лет	Координация работы операторов связи, оказывающих услуги в стандарте NMT-450	Сотрудничество с другими операторами стандарта nmt-450
21	Союз производителей и потребителей оборудования средств связи	2004 г./1 год	Объединение отечественных предприятий-разработчиков и производителей оборудования средств связи, поставщиков технических средств, операторов связи, проектных и других организаций по вопросам развития связи. Координация деятельности разработчиков, производителей и потребителей телекоммуникационного оборудования с целью повышения эффективности реализации современной научно-технической политики в отрасли связи.	Привлечение отечественных предприятий к заказам и поставкам оборудования, выполнению строительно-монтажных и пусконаладочных работ. Установление контактов с кредитными организациями, инвестиционными, внебюджетными и иными фондами с целью получения кредитов на выгодных условиях. Участие в выставках, ярмарках, презентациях, семинарах, симпозиумов в области связи.
22	Фонд "Российский Фонд истории связи"	2002 г./3 года	Реставрация музея связи им. А.С. Попова в Санкт-Петербурге. Учреждение именной стипендии им. А.С. Попова. Проведение всероссийской олимпиады по физике им. А.С. Попова. Реконструкция Санкт-Петербургского Главпочтамта. Ежегодное чествование ветеранов отечественной радиотехники и связи в День Радио, 7 мая.	Оказание спонсорской помощи при реставрации музея связи им. А.С. Попова в Санкт-Петербурге, учреждении именной стипендии им. А.С. Попова, проведении всероссийской олимпиады по физике им. А.С. Попова, реконструкции Санкт-Петербургского Главпочтамта, ежегодное чествование ветеранов отечественной радиотехники и связи в День Радио, 7 мая.

3.5. Дочерние и зависимые хозяйственные общества эмитента

1) Полное фирменное наименование: Закрытое акционерное общество "Телепорт Иваново (ТПИ)"

Сокращенное фирменное наименование: ЗАО «Телепорт Иваново»

Место нахождения: 153032, г. Иваново, ул. Ташкентская, д.90

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- услуги передачи данных;
- услуги сотовой и пейджинговой связи;
- торговля средствами связи

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения: Совет директоров данного дочернего общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Копытин Александр Анатольевич (1971).

2) Полное фирменное наименование: Общество с ограниченной ответственностью "МобилКом"

Сокращенное фирменное наименование: ООО "МобилКом"

Место нахождения: 600017, г. Владимир, ул. Мира, д.17

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг транкинговой связи предприятиям Владимирской области.
- Описание значения такого общества для деятельности эмитента:
- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения: Совет директоров данного дочернего общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего

общества с указанием года рождения: Копаченко Леонид Николаевич (1943).

3) Полное фирменное наименование: Открытое акционерное общество "Российская телекоммуникационная сеть"

Сокращенное фирменное наименование: ОАО РТС

Место нахождения: 101000, Россия, г. Москва, ул. Маросейка, д.2/15

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг электросвязи, системная интеграция в области построения корпоративных сетей, в т.ч. поставки телекоммуникационного оборудования.
- Описание значения такого общества для деятельности эмитента:
- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Полищук Виктор Абрамович (1938) – председатель Совета директоров

Бирюков Сергей Валерьевич (1956)

Амарян Рубен Андроникович (1949)

Козин Владимир Владимирович (1970)

Локотков Алексей Алексеевич (1950)

Назаров Сергей Викторович (1971)

Приданцев Сергей Владимирович (1967)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Бирюков Сергей Валерьевич (1956).

4) Полное фирменное наименование: Закрытое акционерное общество "АТС"

Сокращенное фирменное наименование: ЗАО АТС

Место нахождения: 170000, Россия, г. Тверь, ул. Новоторжская, 22-А

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – 0,011396%

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – 0,015194%

Описание основного вида деятельности общества:

- предоставление услуг местной и внутризоновой телефонной связи,
- предоставление услуг передачи данных и телематических служб.
- Описание значения такого общества для деятельности эмитента:
- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Савенков Евгений Иванович (1948) – председатель Совета директоров

Костенко Виталий Степанович (1944)

Савенков Сергей Евгеньевич (1969)

Сытин Дмитрий Александрович (1974)

Хохлов Михаил Юрьевич (1974)

Камнев Вячеслав Евгеньевич (1968)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Савенков Сергей Евгеньевич (1969).

5) Полное фирменное наименование: Общество с ограниченной ответственностью "Телеком-Строй"

Сокращенное фирменное наименование: ООО "Телеком-Строй"

Место нахождения: 153017, г. Иваново, 2-ой Минский пер, д.6

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- строительные и ремонтные работы.
- Описание значения такого общества для деятельности эмитента:
- компания является вспомогательной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Сапрыкин Андрей Валентинович (1957)- председатель совета директоров

Кузовкина Вера Викторовна (1970)

Шепелев Олег Иванович (1950)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Шепелев Олег Иванович (1950).

6) Полное фирменное наименование: Общество с ограниченной ответственностью "Телеком-Терминал"

Сокращенное фирменное наименование: ООО "Телеком-Терминал"

Место нахождения: 153000, г. Иваново, пр-т Ленина, д.13

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- торговля терминальными устройствами;
- ремонт терминальных устройств;
- сервисное обслуживание абонентов сети сотовой связи стандарта GSM 1800 н в рамках договора с ОАО «МТС», филиал в г. Иваново;
- оказание консультационных услуг по аппаратным средствам информационных систем связи.

Описание значения такого общества для деятельности эмитента:

- компания является вспомогательной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Грушин Сергей Анатольевич (1967) – председатель совета директоров

Беляева Анна Петровна (1972)

Тихонов Сергей Львович (1967)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Тихонов Сергей Львович (1967).

7) Полное фирменное наименование: Закрытое акционерное общество "Владимир Телесервис"

Сокращенное фирменное наименование: ЗАО "Владимир Телесервис"

Место нахождения: 600017, г. Владимир, ул. Гороховая, д.20

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг телематических служб и передачи данных на территории Владимирской области.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Ромская Елена Кимовна (1957) – председатель Совета директоров

Брехов Анатолий Ермолаевич (1952)

Мартышечкин Петр Николаевич (1956)

Кашенцева Ирина Юрьевна (1969)

Петров Владимир Александрович (1953)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Андреев Андрей Геннадьевич (1970).

8) Полное фирменное наименование: Общество с ограниченной ответственностью

"ТверьТелеком"

Сокращенное фирменное наименование: ООО "ТверьТелеком"

Место нахождения: 170000, г.Тверь, ул.Новоторжская, д.24

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 85 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- строительство и капитальный ремонт объектов связи;
- предоставление в аренду каналов связи;
- предоставление услуг местной и внутризоновой телефонной связи;
- предоставление услуг телематических служб;
- предоставление услуг местной, международной и междугородной связи по выделенной сети;
- предоставление услуг передачи данных.

Описания значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Ромская Елена Кимовна (1957) – председатель совета директоров

Грушин Сергей Анатольевич (1967)

Петров Владимир Александрович (1953)

Шатраков Артем Юрьевич (1972)

Шеденков Олег Станиславович (1975)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Костенко Виталий Степанович (1944).

9) Полное фирменное наименование: Общество с ограниченной ответственностью "ВладПейдж"

Сокращенное фирменное наименование: ООО "ВладПейдж"

Место нахождения: 600017, г.Владимир, ул.Горького, д.42

Размер доли участия эмитента в уставном капитале дочернего общества: 75 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Хозяйственная деятельность не ведется.

Годовым Общим собранием участников ООО "ВладПейдж" принято решение о ликвидации Общества. (Протокол от 31.05.2004г.)

Избрана ликвидационная комиссия в составе 8 человек:

1. Коровин Анатолий Николаевич (1946)
2. Удилов Александр Георгиевич (1955)
3. Антонова Ольга Александровна (1971)
4. Маркина Юлия Валерьевна (1975)
5. Бондарева-Битяй Юлия Викторовна (1975)

6. Романов Михаил Леонидович (1981)

7. Привалова Екатерина Борисовна (1973)

8. Джусоев Ливери Васильевич (1964)

10) Полное фирменное наименование: Закрытое акционерное общество "ЦентрТелеком Сервис"

Сокращенное фирменное наименование: ЗАО "ЦентрТелеком Сервис"

Место нахождения: 141400, г.Химки, Московская обл., ул. Пролетарская, д.23, комн.101

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 74,9 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 74,9%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг местной, междугородней, международной телефонной связи, услуг передачи данных;
- предоставление в аренду каналов связи.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Амарян Рубен Андроникович (1949) - председатель Совета директоров

Локотков Алексей Алексеевич (1950)

Приданцев Сергей Владимирович (1967)

Журавлева Элла Михайловна (1961)

Полищук Павел Викторович (1977)

Кондратов Вадим Михайлович (1969)

Кряжев Руслан Викторович (1967)

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Кондратов Вадим Михайлович (1969)

11) Полное фирменное наименование: Общество с ограниченной ответственностью Производственно-внедренческое предприятие "Связь-Сервис-Ирга"

Сокращенное фирменное наименование: ООО ПВП "Связь-Сервис-Ирга"

Место нахождения: 390046, г.Рязань, ул.Есенина, д.21

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 70 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- ремонт и обслуживание оборудования средств связи, проектирование линий связи.

Описание значения такого общества для деятельности эмитента:

- компания является вспомогательной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения: Совет директоров данного дочернего общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Бойцев Александр Викторович (1955).

12) Полное фирменное наименование: Общество с ограниченной ответственностью "Владимирский таксофон"

Сокращенное фирменное наименование: ООО "Владимирский таксофон"

Место нахождения: 600014, г.Владимир, пр-т Строителей, д.32-а

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 51 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- создание и организация в г. Владимир и Владимирской области сети универсальных карточных таксофонов для предоставления населению услуг местной, междугородной и международной связи, услуги сервисных телефонных карт (СТК).

Значение общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Коровин Анатолий Николаевич (1946) – председатель Совета директоров

Юркин Владимир Иванович (1951)

Саакян Ида Амаяковна (1944)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Юркин Владимир Иванович (1951).

13) Полное фирменное наименование: Закрытое акционерное общество "Телеком" Рязанской области

Сокращенное фирменное наименование: ЗАО "Телеком"

Место нахождения: 390006, г.Рязань, ул.Свободы, д.36

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 50,9 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 50,9%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг местной, междугородней и международной связи;
- услуги аренды оборудования.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Чемерикин Юрий Алексеевич (1954) – председатель Совета директоров

Шевнев Владимир Николаевич (1941)

Веретенников Владимир Иванович (1952)

Шатилов Владислав Николаевич(1959)

Аржанникова Людмила Александровна (1960)

Костромцов Андрей Львович (1961)

Сударева Наталья Александровна (1958)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Ушаков Валерий Александрович (1948) - председатель Правления

Савушкина Ирина Николаевна (1968)

Тулюпа Ольга Владимировна (1970)

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Ушаков Валерий Александрович (1948).

14) Полное фирменное наименование: Закрытое акционерное общество "ТелеРосс-Воронеж"

Сокращенное фирменное наименование: ЗАО "ТелеРосс-Воронеж"

Место нахождения: 394006, г. Воронеж, ул. Красноармейская, д.25

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 50 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 50%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимого обществу – доли нет

Описание основного вида деятельности общества:

- сдача в аренду оборудования средств связи.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Кудрявцев Александр Георгиевич (1954) – председатель Совета директоров

Хаустович Александр Владимирович (1949)

Сударева Наталья Александровна (1958)

Патока Андрей Евгеньевич (1969)

Петров Василий Михайлович (1956)

Кузовкина Вера Викторовна (1970)

Персональный состав коллегиального исполнительного органа зависимого общества с

указанием года рождения: Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения: Петров Василий Михайлович (1956).

15) Полное фирменное наименование: Закрытое акционерное общество "Смоленская Сотовая Связь"

Сокращенное фирменное наименование: ЗАО "Смоленская Сотовая Связь"

Место нахождения: 214000, г.Смоленск, ул.Октябрьской революции, д.6

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 40 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 40%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимому обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг сотовой связи стандарта AMPS-800, GSM-1800.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Совет директоров данного зависимого общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения: Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения: Чугунков Александр Николаевич (1965).

16) Полное фирменное наименование: Закрытое акционерное общество "Белгородская Сотовая Связь"

Сокращенное фирменное наименование: ЗАО "Белгородская Сотовая Связь"

Место нахождения: 308000, г. Белгород, пл. Революции, д.3

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 30 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 30%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимого обществу – доли нет

Описание значения такого общества для деятельности эмитента:

- предоставление услуг сотовой связи стандарта AMPS-800, GSM-1800.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Совет директоров данного зависимого общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения: Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого

общества с указанием года рождения: Слепокуров Александр Евгеньевич (1972).

17) Полное фирменное наименование: Закрытое акционерное общество "Страховая компания профсоюза работников связи "КОСТАРС"

Сокращенное фирменное наименование: ЗАО «СК Костарс»

Место нахождения: 117119, г. Москва, Ленинский проспект, 42;

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 28 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 28%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимого обществу – доли нет

Описание основного вида деятельности общества:

- страхование жизни работников связи.

Описание значения такого общества для деятельности эмитента:

- компания является непрофильной для ОАО «ЦентрТелеком». Участие в ее деятельности способствует предоставлению сотрудникам ОАО «ЦентрТелеком» услуг страхования жизни.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Назейкин Анатолий Георгиевич (1946) – председатель совета директоров

Шеденков Олег Станиславович (1975)

Рысакова Галина Васильевна (1967)

Агеев Дмитрий Александрович (1972)

Журавлева Элла Михайловна (1961)

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения: Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения: Полосухин Николай Александрович (1951).

18) Полное фирменное наименование: Открытое акционерное общество "Телекоммуникационная компания "Ринфотелс"

Сокращенное фирменное наименование: ОАО ТК "Ринфотелс"

Место нахождения: 390023, г. Рязань, ул. Есенина, д.43

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 26%

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 26%

Размер доли участия зависимого общества в уставном капитале эмитента – 0,001089%

Доля обыкновенных акций эмитента, принадлежащих зависимому обществу – 0,001452%

Описание основного вида деятельности общества:

- предоставление услуг передачи данных;
- услуги телематических служб;
- предоставление доступа в Интернет.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Ромская Елена Кимовна (1957) – председатель совета директоров

Бобылев Сергей Владимирович (1961)

Майзельс Игорь Михайлович (1954)

Мельков Валерий Петрович (1945)

Тулюпа Михаил Андреевич (1971)

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения: Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения: Бобылев Сергей Владимирович (1961).

Список Генеральных директоров, членов Советов директоров (Наблюдательных советов), членов Правления обществ, указанных в данном пункте, являющихся акционерами ОАО «ЦентрТелеком» на **31.12.2005.**

ФИО Генерального директора, члена Совета директоров (Наблюдательного совета) или Члена Правления	Доля данного лица в Уставном капитале ОАО «ЦентрТелеком», %	Доля обыкновенных акций ОАО «ЦентрТелеком», принадлежащих данному лицу, %
Амарян Рубен Андроникович	0,017239	0,022986
Бобылев Сергей Владимирович	0,000003	0,000003
Брехов Анатолий Ермолаевич	0,043099	0,055643
Журавлева Элла Михайловна	0,000820	0,001093
Коровин Анатолий Николаевич	0,000405	0,000270
Костенко Виталий Степанович	0,000024	0,000000
Локотков Алексей Алексеевич	0,006195	0,008260
Мартышечкин Петр Николаевич	0,001616	0,000951
Межуев Николай Викторович	0,000048	0,000063
Мельков Валерий Петрович	0,025474	0,033066
Ромская Елена Кимовна	0,000514	0,000685
Сапрыкин Андрей Валентинович	0,010306	0,012387
Сударева Наталья Александровна	0,000442	0,000350
Тулюпа Ольга Владимировна	0,002699	0,003598
Тулюпа Михаил Андреевич	0,002376	0,003169
Удилов Александр Георгиевич	0,000190	0,000051
Хаустович Александр Владимирович	0,102933	0,133398
Чемерикин Юрий Алексеевич	0,003327	0,004436
Шатраков Артем Юрьевич	0,000095	0,000127
Шевнев Владимир Николаевич	0,023227	0,028180
Юркин Владимир Иванович	0,000020	0,000027
Савенков Евгений Иванович	0,058008	0,074293
Ушаков Валерий Александрович	0,000358	0,000095

Остальные Генеральные директора, члены Советов директоров (Наблюдательных

советов) и члены Правлений обществ, указанных в данном пункте, не являются акционерами ОАО «ЦентрТелеком».

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента

3.6.1. Основные средства

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 3.6.1. «Основные средства», не указывается.

IV. Сведения о финансово-хозяйственной деятельности эмитента

4.1. Результаты финансово-хозяйственной деятельности эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 4.1. «Результаты финансово-хозяйственной деятельности эмитента», не указывается.

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 4.2. «Ликвидность эмитента, достаточность капитала и оборотных средств», не указывается.

4.3. Размер и структура капитала и оборотных средств эмитента

4.3.1. Размер и структура капитала и оборотных средств эмитента

Привести информацию о размере и структуре капитала и оборотных средств Общества за отчетный квартал не представляется возможным в связи с тем, что срок составления бухгалтерской отчетности за соответствующий отчетный период (4 кв.2005г.) еще не наступил.

Источниками финансирования оборотных средств являются, в основном, доходы от основной деятельности, а также краткосрочные банковские кредиты.

Факторы, которые могут повлечь изменение в политике финансирования оборотных средств:

- изменение уровня дебиторской задолженности, уровня запасов, скорости оборачиваемости оборотных средств;
- изменения, связанные с величиной банковских процентных ставок;
- изменение уровня рыночных цен на производственные запасы и другие виды товарно-материальных ценностей;
- изменение уровня цен на реализуемые эмитентом услуги.

Оценка вероятности их появления:

- политика Эмитента по управлению активами в части дебиторской задолженности и запасов направлена на уменьшение их уровня и сроков оборачиваемости. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно;
- стоимость банковских кредитов и ставка рефинансирования ЦБ РФ имеют тенденцию к снижению. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно;
- цены на используемые Эмитентов в процессе хозяйственной деятельности товарно-

материальные ценности не подвержены резким рыночным колебаниям. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно;

- рыночная стратегия Эмитента направлена на расширение деятельности в секторах с нерегулируемыми ценами и тарифами. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно.

4.3.2. Финансовые вложения эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 4.3.2. «Финансовые вложения эмитента», не указывается.

4.3.3. Нематериальные активы эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 4.3.3. «Нематериальные активы эмитента» не указывается.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований

В Обществе ведется работа по патентованию следующих объектов интеллектуальной собственности:

- "Приямок подземного малоканального сооружения связи" (изобретение). Обеспечивает технологичность и экономичность строительства и ремонта.
- "Способ автоматизированного проектирования и технического учета сооружений телекоммуникационной сети связи" (изобретение). Снижает трудоемкость процесса проектирования и технического учета сооружений связи при одновременном повышении информативности и достоверности проекта.
- "План-карта проекта и технического учета трасс подземных сооружений телекоммуникационной сети связи" (промышленный образец);
- "План-карта проекта и технического учета земляных работ при строительстве и реконструкции сооружений телекоммуникационной сети связи" (промышленный образец);
- "План-карта проекта и технического учета воздушной линии телекоммуникационной сети связи" (промышленный образец);
- "План-карта проекта и технического учета внутридомовой телефонной сети" (промышленный образец).

Также ОАО "ЦентрТелеком" осуществляет регистрацию:

- товарного знака "Стринт" (для продвижения услуг Интернет по технологии ADSL) – материалы по заявке Общества находятся на экспертизе заявленного обозначения.

Принято решение о выдаче ОАО "ЦентрТелеком" свидетельства на товарный знак "Твой интернет-стиль" от 16.12.2005.

Общество имеет:

1. Свидетельство на товарный знак от 11.03.2001 № 200257. Товарный знак используется Обществом для индивидуализации товаров, выполняемых работ и оказываемых услуг. Регистрация товарного знака Общества действует на всей территории Российской Федерации в течение 10 лет с 16 октября 2000 г.

2. Патент на изобретение от 10.09.2004 № 2231125 «Устройство для передачи сигналов тревожных сообщений по занятым цифровым каналам связи».

3. Патент на изобретение от 10.11.2005 № 2264042 «Сеть для вещания».

4. Патент на полезную модель от 27.03.2005 № 44693 «Приямок подземного малоканального сооружения связи».

5. Свидетельство об официальной регистрации базы данных «Абоненты телефонной сети Тульского филиала ОАО «ЦентрТелеком» от 27.10.2004 № 2004620254.
6. Свидетельство об официальной регистрации программы для ЭВМ «Система «Единая платежная карта» от 07.04.2005 № 2005610821.
7. Свидетельство об официальной регистрации программы для ЭВМ «Общий документооборот» от 07.04.2005 № 2005610822.
8. Свидетельство об официальной регистрации программы для ЭВМ «Управление персоналом» от 07.04.2005 № 2005610823.
9. Патент на полезную модель от 10.03.2002 № 22253 Пособие "Лицом к клиенту" для обучения персонала работе с клиентами в организациях, оказывающих юридическим и физическим лицам.
10. Свидетельство на товарный знак от 10.04.1997 № 151455 регистрация товарного знака Общества действует на всей территории российской Федерации в течение 10 лет с 30.09.1996 года.

Срок действия патентов, регистрации товарных знаков (знаков обслуживания) определяется в соответствии с действующим законодательством. В установленном порядке возможно продление срока действия патентов, регистрации товарного знака (знака обслуживания).

Затраты эмитента на осуществление научно-технической деятельности за счет собственных средств будут представлены после составления годовой бухгалтерской отчетности за 2005 год.

4.5. Анализ тенденций развития в сфере основной деятельности эмитента

В Центральном федеральном округе макроэкономическая ситуация по-прежнему остается благоприятной относительно других регионов РФ. Однако на развитии экономики ЦФО сказывается общее для России замедление темпов роста экономики. (В частности, снижение темпов роста ВВП и ускорение роста инфляции).

Л.Д. Рейман в докладе на тему «Отрасль в 2005 г.: предварительные итоги» отметил сохраняющуюся высокую динамику развития отрасли. Если в 2000 г. ее вклад в ВВП страны составлял немногим более 3%, то в 2005 г. он превысил 5%. Объем услуг связи, оказанных в 2005 году вырос на 31%. Рост доходов обусловлен не столько увеличением тарифов на услуги связи, сколько наращиванием абонентской базы и развитием сетей и услуг связи.

По прогнозу “Коминфо Консалтинг”, общий размер российского рынка телекоммуникационных услуг к 2006 году вырастет в 2,6 раза (по сравнению с 2002 г.) и составит свыше 550 миллиардов рублей. Рынок документальной электросвязи вырастет в 5 раз за счет роста рынка Интернет доступа и новых видов услуг – IP-телефонии, VPN и других.

В течение последних нескольких лет наблюдается закономерная тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг, в основном, мобильной связи. Не стал исключением и Центральный федеральный округ.

Доходы от услуг связи имеют позитивную тенденцию роста в целом по отрасли.

По итогам работы ОАО «ЦентрТелеком» в 4-м квартале прирост основных телефонных аппаратов составил 64 147. Рост доходов от услуг связи в 4-м квартале 2005 года по сравнению с 4-м кварталом 2004 года составляет 107 %.

В будущем основное негативное влияние стоит ожидать от обострения конкурентной ситуации, и особенно со стороны мобильных операторов.

Вероятность того, что мобильные операторы составят серьезную конкуренцию очень велика, т.к. они активно продвигаются на все региональные рынки и расширяют спектр предоставляемых услуг.

В будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента планируется использовать основные конкурентные преимущества. Однако необходимо отметить, что ОАО «ЦентрТелеком» учитывает возможные негативные последствия указанных рисков и принимает усилия по их преодолению.

Основными конкурентами ОАО "ЦентрТелеком" являются **национальные операторы**. Их совокупная доля, в зависимости от региона и вида услуг, колеблется от 1 до 18%. Успешно продвигается на рынке Черноземья компания "Коминком", на рынке Московской области – ОАО "Центральный телеграф".

Не менее опасны ведомственные операторы. Их доля существенна на рынке дальней связи и доступа в Интернет, а присутствие в сегменте местной телефонии ограничено. Эти операторы активно проникают в самые привлекательные сегменты рынка. Особенно активным ведомственным оператором является "ТрансТелеком".

Что касается компаний, предоставляющих услуги сотовой связи, то они внедряются в другие сегменты рынка услуг связи, например, услуги доступа в Интернет.

Локальные операторы сами по себе не являются конкурентами МРК, поскольку их работа ограничена отдельными территориями, но они являются перспективными партнёрами для национальных и ведомственных операторов, а также зачастую составляют серьезную конкуренцию региональным филиалам ОАО "ЦентрТелеком" на стратегически важных рынках. Отдельно стоит отметить IP-операторов, составляющих серьезную конкуренцию на рынке дальней связи и доступа в Интернет.

Значения долей, занимаемых, по мнению эмитента, им самим и его конкурентами, в процентах за **5 последних завершенных финансовых лет.**

Наименование компании	Доля рынка 2002 год, %	Доля рынка 2003 год, %	Доля рынка 2004 год, %	Доля рынка 2005 год, %
ЦентрТелеком	73%	64%	62%	55%
Equant	1%	1,2%	1,3%	1%
Голден Телеком	3%	3,6%	5%*	5,7%
Транстелеком	1,4%	2,4%	2,8%	3%
Коминком	0,2%	0,4%	-	-
Corbina	-	-	-	0,2%

Источник: «КоминфоКонсалтинг».

* - при оценке доли рынка ГолденТелеком в 2004 году учитывалось слияние с Коминком.

Информация представлена с 2002 года, т.к. ОАО «ЦентрТелеком» было образовано в 2002 г. Представить информацию по объему реализации услуг не представляется возможным из-за отсутствия данных.

<u>Перечень факторов конкурентоспособности эмитента:</u>

- разветвленная сетевая инфраструктура;
- высокое качество обслуживания, несмотря на рост клиентской базы.

<u>Степень их влияния, по мнению эмитента, на конкурентоспособность производимой продукции (работ, услуг):</u>

- разветвленная инфраструктура позволяет предоставлять полный спектр услуг, в т.ч. с использованием современных технических решений, что повышает конкурентоспособность компании
- высокое качество обслуживания обеспечивает компании положительный имидж и способствует привлечению новых клиентов.

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово-хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента

5.1. Сведения о структуре и компетенции органов управления эмитента

Высшим органом управления Общества является **общее собрание акционеров**.

В соответствии с Уставом Общества (статья 13) к компетенции общего собрания акционеров относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, Генеральному директору или Правлению Общества:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании);
2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;
5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании;
6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
8) увеличение уставного капитала Общества путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;
9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров - владельцев голосующих акций Общества,

принимающих участие в собрании;

14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";
17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
22) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании, за исключением голосов по акциям, принадлежащих указанному лицу и его аффилированным лицам;
23) принятие решения о передаче полномочий Генерального директора Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;

24) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

Общее собрание акционеров вправе принимать решения по вопросам, предусмотренным пунктами 2, 7, 8, 9, 15 – 19, 23 исключительно по предложению Совета директоров. При этом иные лица, имеющие в соответствии с действующим законодательством Российской Федерации полномочия вносить предложения в повестку дня годового или внеочередного общего собрания акционеров, не вправе требовать от Совета директоров внесения в повестку дня собрания перечисленных вопросов.

Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, которые не отнесены к его компетенции Федеральным законом "Об акционерных обществах".

Общее собрание не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменить повестку дня.

При решении на общем собрании акционеров вопросов о внесении изменений и дополнений в настоящий Устав, ограничивающих права акционеров – владельцев привилегированных акций Общества определенного типа, решение о таких изменениях и дополнениях считается принятым, если за него отдано не менее чем три четверти голосов акционеров – владельцев обыкновенных акций Общества, принимающих участие в собрании и три четверти голосов всех акционеров – владельцев привилегированных акций Общества определенного типа.

Совет директоров - коллегиальный орган управления Общества, осуществляющий общее руководство деятельностью Общества.

Совет директоров Общества ежегодно избирается годовым общим собранием акционеров в количестве 11 человек кумулятивным голосованием.

Общее собрание акционеров вправе принять решение о досрочном прекращении полномочий членов Совета директоров. При этом такое решение может быть принято только в отношении всех членов Совета директоров одновременно.

В случае досрочного прекращения полномочий Совета директоров полномочия нового состава Совета директоров действуют до ближайшего по срокам годового общего собрания.

В соответствии с Уставом Общества (статья 14) к компетенции Совета директоров Общества относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;
3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";
4) утверждение повестки дня общего собрания акционеров;
5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;
6) предварительное утверждение годового отчета Общества;
7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.13.2 настоящего Устава;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;
9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;
10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";
11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения.
12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;
13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;
14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;
15) использование резервного фонда и иных фондов Общества;
16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;
17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором договора, в том числе определение размера оплаты его услуг;
18) утверждение Положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, согласование кандидатов на должность его руководителя, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;
19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0.4 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;
20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;
21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";
22) Определение основных принципов построения организационной структуры Общества;
23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;
24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения руководителей указанных структурных подразделений от занимаемой должности;
25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
26) назначение Генерального директора Общества, определение срока его полномочий, а

также досрочное прекращение его полномочий;

27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;
28) образование Правления, определение срока его полномочий, а также досрочное прекращение полномочий членов Правления;
29) согласование совмещения лицом, осуществляющим функции Генерального директора Общества, членами Правления Общества должностей в органах управления других организаций;
30) разрешение лицу, осуществляющему функции Генерального директора Общества, работы по совместительству в оплачиваемой должности в других организациях;
31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;
32) назначение и освобождение от должности Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря;
33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором Общества, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;
34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;
35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п 18 п.13.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;
36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;
37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;
38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними, которая не является общедоступной;
39) утверждение Кодекса корпоративного управления Общества, внесение изменений и дополнений в него;
40) утверждение иных, помимо предусмотренных в пункте 14.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;
41) иные вопросы, предусмотренные Федеральным законом "Об акционерных обществах" и настоящим Уставом;
42) утверждение процедуры управления рисками в Обществе.

Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение Правления или Генерального директора Общества.

Решения по вопросам, указанным в пунктах 7 и 20, принимаются единогласно всеми членами Совета директоров Общества за исключением голосов выбывших членов Совета

директоров Общества.

В том случае, если единогласие Совета директоров Общества по вопросам, предусмотренным пунктами 7 и 20 не достигнуто, по решению Совета директоров Общества указанные вопросы могут быть вынесены на решение общего собрания акционеров. При этом решения по ним принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

Решения по вопросам, указанным в пункте 21, принимаются большинством голосов независимых директоров, не заинтересованных в совершении сделки.

В случае, если все члены Совета директоров Общества признаются заинтересованными лицами и (или) не являются независимыми директорами, сделка может быть одобрена решением общего собрания акционеров большинством голосов всех не заинтересованных в сделке акционеров – владельцев голосующих акций.

Иные, помимо перечисленных, вопросы, отнесенные к компетенции Совета директоров Федеральным законом «Об акционерных обществах» и настоящим Уставом, принимаются большинством голосов членов Совета директоров Общества, принимающих участие в заседании.

Руководство текущей деятельностью Общества осуществляется единоличным исполнительным органом Общества (Генеральным директором) и коллегиальным исполнительным органом Общества (Правлением). Исполнительные органы подотчетны совету директоров и общему собранию акционеров Общества.

Генеральный директор – единоличный исполнительный орган, осуществляющий руководство текущей деятельностью Общества. Генеральный директор назначается Советом директоров Общества.

Генеральный директор принимает решения по вопросам, не отнесенным Уставом Общества к компетенции общего собрания акционеров, Совета директоров и Правления Общества.

Генеральный директор осуществляет функции Председателя Правления Общества.

Генеральный директор без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества.

Права, обязанности, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор от имени Общества подписывается Председателем Совета директоров Общества.

Во время отсутствия Генерального директора (болезнь, командировка, отпуск и т.п.) правом выдачи доверенности от имени Общества пользуется должностное лицо, исполняющее в установленном порядке обязанности Генерального директора.

Совет директоров Общества вправе в любое время принять решение о досрочном прекращении полномочий Генерального директора Общества и о расторжении договора с ним.

Правление - коллегиальный исполнительный орган, организующий выполнение решений общего собрания акционеров и Совета директоров Общества.

Количественный и персональный состав Правления определяется решением Совета директоров Общества по предложению Генерального директора, членов Совета директоров Общества.

Правление образовывается на срок, определяемый Советом директоров Общества при назначении его членов.

По решению Совета директоров Общества полномочия любого члена (всех членов) Правления Общества могут быть прекращены досрочно.

В случае досрочного прекращения полномочий отдельных членов Правления, полномочия вновь назначенных членов Правления будут действовать в пределах срока, на который образовано Правление Общества.

В соответствии с Уставом Общества (статья 15) к компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;
2) решение вопросов, отнесенных к компетенции высших органов управления некоммерческих организаций, единственным учредителем (участником) которых является Общество, за исключением некоммерческих организаций, в которых высший орган управления формируется без участия учредителя (участника);
3) определение кадровой и социальной политики Общества;
4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;
5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению на общем собрании акционеров, Совете директоров и представление материалов комитетам Совета директоров;
6) организационно-техническое обеспечение деятельности органов Общества;
7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;
8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;
9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;
10) определение политики обеспечения безопасности Общества и филиалов;
11) определение порядка наделения филиала имуществом и изъятие закрепленного за филиалом имущества;
12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;
13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения указанных лиц от занимаемой должности;
14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;
15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;
16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;
17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;
18) утверждение организационной структуры Общества, включая основные функции;

Правление Общества вправе также принимать решения по иным вопросам руководства текущей деятельности Общества по поручению Совета директоров или по предложению Генерального директора Общества.

Порядок созыва и проведения заседаний Правления, а также порядок принятия решений Правления, размер и порядок выплаты вознаграждения членам Правления устанавливаются Положением о Правлении Общества, утверждаемым общим собранием акционеров Общества.

Права, обязанности и ответственность членов Правления определяются договором, заключаемым каждым из них с Обществом. Договор от имени Общества подписывается Генеральным директором Общества.

Информация о наличии кодекса корпоративного поведения или аналогичного документа:

20 февраля 2004 года Советом директоров компании утвержден Кодекс корпоративного управления ОАО "ЦентрТелеком", подготовленный с учетом замечаний и предложений экспертных организаций - Российского института директоров, Ассоциации независимых директоров, "Международной Финансовой Корпорации" (IFC).

В исследовании рейтингового агентства "Эксперт" и Российского института директоров Кодекс Общества был признан лучшим среди всех кодексов корпоративного поведения (управления) Российских предприятий (более 60-ти) с точки зрения его качества и наиболее полного соответствия положениям Кодекса ФКЦБ РФ.

Адрес страницы в сети Интернет, на которой в свободном доступе размещен текст данного документа:

Кодекс корпоративного управления ОАО "ЦентрТелеком" представлен в свободном доступе в сети Интернет на странице ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/*** сайта компании для ознакомления акционеров и инвесторов.

В отчетном квартале изменения в Устав Общества, а также во внутренние документы, регулирующие деятельность органов управления Общества, ***не вносились.***

Адрес страницы в сети Интернет, на которой в свободном доступе размещен текст действующей редакции Устава эмитента:

Устав и внутренние документы, регулирующие деятельность органов ОАО "ЦентрТелеком" представлены в свободном доступе в сети Интернет на страницах сайта компании для ознакомления акционеров и инвесторов:

Устав ОАО «ЦентрТелеком» - ***http://www.centertelecom.ru/ru/investor/internaldocs/ustav/***

Внутренние документы - ***http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/***

5.2. Информация о лицах, входящих в состав органов управления эмитента

Совет директоров

Председатель Совета директоров

Фамилия, имя, отчество: ***Яшин Валерий Николаевич***

Год рождения: ***1941***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2002***

Организация: ***Открытое акционерное общество "Петербургская телефонная сеть"***

(с 2001 г. Открытое акционерное общество *"Северо-Западный Телеком")*

Должность: ***член совета директоров***

Период: ***2000***

Организация: ***Открытое акционерное общество "Санкт-Петербургский междугородный международный телефон"***

Должность: ***Член наблюдательного совета***

Период: *2000 - 2002*
Организация: ***Открытое акционерное общество "Связьинвест-Медиа"***
Должность: ***Председатель Совета директоров***

Период: *2001 –2004*
Организация: ***Открытое акционерное общество "РТКомм.РУ"***
Должность: ***Председатель Совета директоров***

Период: *2001 - 2002*
Организация: ***Открытое акционерное общество "Электросвязь" Орловской области***
Должность: ***Председатель Совета директоров***

Период: *2001 - 2003*
Организация: ***Негосударственный пенсионный фонд "Ростелеком-Гарантия"***
Должность: ***Председатель Совета фонда***

Период: ***2000 - 2003***
Организация: ***Закрытое акционерное общество "МобиТел"***
Должность: ***Председатель Совета директоров***

Период: ***2000-наст.время***
Организация: ***Закрытое акционерное общество "Санкт-Петербургские Таксофоны"***
Должность: ***Председатель Совета директоров***

Период: ***2000-наст.время***
Организация: ***Открытое акционерное общество "Телекоминвест"***
Должность: ***Председатель Совета директоров***

Период: ***2000-наст.время***
Организация: ***Негосударственный пенсионный фонд "Телеком-Союз"***
Должность: ***Председатель Совета Фонда***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***
Должность: ***Генеральный директор -Председатель Правления***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области (с 2001г.-Открытое акционерное общество "Центральная телекоммуникационная компания")***
Должность: ***Председатель Совета директоров***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Московская городская телефонная сеть"***
Должность: ***Член Совета директоров***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"***

Должность: ***Председатель Совета директоров***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Национальная таксофонная сеть"***
Должность: ***Председатель Совета директоров***

Период: ***2002 - наст. время***
Организация: ***Фонд "Российский фонд истории связи"***
Должность: ***Член правления***

Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Северо-Западный Телеком"***
Должность: ***Председатель Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Закрытое акционерное общество "Футбольный клуб "Зенит"***
Должность: ***Член совета директоров***

Период: ***2004 - наст. время***
Организация: ***Страховое закрытое акционерное общество "Медэкспресс"***
Должность: ***Член Наблюдательного совета***

Доля в уставном капитале эмитента: ***0,012738%***
Доля обыкновенных акций эмитента: ***0,001901%***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Члены совета директоров
1) Фамилия, имя, отчество: ***Амарян Рубен Андроникович***
Год рождения: ***1949***
Образование: ***высшее***
Учёная степень: ***доктор технических наук***
Учёное звание: ***академик Международной академии связи, профессор Московской академии рынка труда и информационных технологий***

Должности за последние 5 лет:
Период: ***2000***
Организация: ***Открытое акционерное общество "Московская городская телефонная сеть"***

Должность: *Заместитель Генерального директора АО МГТС - начальник Управления инженерно-технического обеспечения "Сервис"*

Период: *2002 -2004*
Организация: *Закрытое акционерное общество "Московская телекоммуникационная компания" (с 2003г. Закрытое акционерное общество "ЦентрТелекомСервис Московской области")*
Должность: *Председатель Совета Директоров*

Период: *2002 - 2004*
Организация: *Акционерный коммерческий банк "ЛИНК-банк" (Открытое акционерное общество)*
Должность: *Председатель Совета директоров*

Период: *2003 –2004*
Организация: *Закрытое акционерное общество Научно технический центр "КОМСЕТ"*
Должность: *Член Совета Директоров*

Период: *2002 - 2002*
Организация: *Открытое акционерное общество Связи и Информатики Воронежской области*
Должность: *Член Совета директоров*

Период: *2000 – наст.время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001г. Открытое акционерное общество "Электросвязь" Московской области)*
Должность: *Генеральный директор, Председатель Правления*

Период: *2000 - наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001г. Открытое акционерное общество "Электросвязь" Московской области)*
Должность: *Член Совета директоров*

Период: *2002 - наст. время*
Организация: *Открытое акционерное общество "Национальная Таксофонная Сеть"*
Должность: *Член Совета директоров*

Период: *2003 - наст. время*
Организация: *Закрытое акционерное общество "ЦентрТелекомСервис"*
Должность: *Председатель Совета директоров*

Период: *2004 - наст. время*
Организация: *Открытое акционерное общество "Российская телекоммуникационная сеть"*
Должность: *Заместитель председателя Совета Директоров*

Период: *2004 - наст. время*
Организация: *Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»*

Должность: *Член Совета партнерства*

Доля в уставном капитале эмитента: *0,017239%*
Доля обыкновенных акций эмитента: *0,022986%*

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

2) Фамилия, имя, отчество: ***Антонюк Борис Дмитриевич***
Год рождения: ***1949***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000 - 2002***
Организация: ***Федеральное Государственное Унитарное Предприятие "Космическая связь"***
Должность: ***Генеральный директор***

Период: ***2002 - 2004***
Организация: ***Министерство Российской Федерации по связи и информатизации***
Должность: ***Первый заместитель Министра***

Период: ***2004 - наст. время***
Организация: ***Министерство информационных технологий и связи Российской Федерации***
Должность: ***заместитель Министра***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество «Московская междугородная телефонная станция № 9»***
Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания***

Должность: *Член Совета директоров*

Период: *2005 - наст. время*

Организация: *Открытое акционерное общество «Московская городская телефонная сеть»*

Должность: *Член Совета директоров*

Период: *2005 - наст. время*

Организация: *Открытое акционерное общество «Уралсвязьинформ»*

Должность: *Член Совета директоров*

Доля в уставном капитале эмитента: *доли не имеет*

Доля обыкновенных акций эмитента: *доли не имеет*

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*

Доля обыкновенных акций дочернего/зависимого общества: *не имеет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: *данной информацией Общество не располагает.*

3) Фамилия, имя, отчество: *Бескоровайный Андрей Владимирович*

Год рождения: *1958*

Образование: *высшее*

Должности за последние 5 лет:

Период: *2000*

Организация: *Закрытое акционерное общество «Северо-Западный GSM».(г.Санкт-Петербург)*

Должность: *заместитель Генерального директора.*

Период: *2001-2004*

Организация: *Федеральное государственное унитарное предприятие «Главный радиочастотный центр»*

Должность: *Первый заместитель директора, директор*

Период: *2004 –2004*

Организация: *Министерство Российской Федерации по связи и информатизации*

Должность: *Заместитель Министра*

Период: *2004-2005*

Организация: *Федеральное агентство связи*

Должность: *Заместитель Руководителя, Руководитель агентства.*

Период: ***2005-наст.время***
Организация: ***Федеральное агентство связи***
Должность: ***Руководитель агентства***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

4) Фамилия, имя, отчество: ***Грибов Александр Павлович***
Год рождения: *1972*
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Российский Фонд федерального имущества***
Должность: ***Главный специалист***

Период: ***2001 - 2002***
Организация: ***Российский Фонд федерального имущества***
Должность: ***Консультант***

Период: ***2002 - наст. время***
Организация: ***Российский Фонд федерального имущества***
Должность: *Заместитель начальника управления-начальник отдела по представительству в акционерных обществах*

Период: ***2004 - 2005***
Организация: *Открытое акционерное общество "Вниизарубежгеология"*
Должность: Член *Совета директоров*

Период: ***2004- 2005***
Организация: *Открытое акционерное общество "615 Строительное управление"*
Должность: *Член Совета директоров*

Период: *2004 – 2005*
Организация: *Открытое акционерное общество "Авиакомпания Воронежавиа"*
Должность: *Член Совета директоров*

Период: *2004 – 2004*
Организация: *Открытое акционерное общество "175 Деревообрабатывающий комбинат"*
Должность: *Председатель Совета директоров*

Период: *2002 - наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*
Должность: *Член Совета директоров*

Доля в уставном капитале эмитента: *доли не имеет*
Доля обыкновенных акций эмитента: *доли не имеет*
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: *Опционы Обществом не выпускались*

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*
Доля обыкновенных акций дочернего/зависимого общества: *не имеет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: *Опционы не выпускались.*

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: *данной информацией Общество не располагает.*

5) Фамилия, имя, отчество: *Дегтярев Валерий Викторович*
Год рождения: *1957*
Образование: *высшее*

Должности за последние 5 лет:
Период: *2000*
Организация: *Закрытое акционерное общество «Метроком»*
Должность: *Директор отдела маркетинга и развития*

Период: *2000*
Организация: *Закрытое акционерное общество «Комкор-ТВ»*
Должность: *Первый заместитель генерального директора*

Период: *2000-2001*
Организация: *Общество с ограниченной ответственностью «ДТС»*
Должность: *Заместитель генерального директора*

Период: *2001-2001*
Организация: *Закрытое акционерное общество «Компания ТрансТелеКом»*

Должность: ***Генеральный директор***

Период: ***2001- наст. время.***
Организация: ***Закрытое акционерное общество «Профессиональные Телекоммуникации»***
Должность: ***Генеральный директор***

Период: ***2004- наст. время***
Организация: ***Открытое акционерное общество «Тетрасвязь»***
Должность: ***Генеральный директор***

Период: ***2001- наст. время***
Организация: ***Закрытое акционерное общество «Профессиональные Телекоммуникации»***
Должность: ***Член Совета директоров***

Период: ***2004- наст. время***
Организация: ***Закрытое акционерное общество «Радиотел»***
Должность: ***Член Совета директоров***

Период: ***2004- наст. время***
Организация: ***Открытое акционерное общество «Ростелеком»***
Должность: ***Член Совета директоров***

Период: ***2004- наст. время***
Организация: ***Открытое акционерное общество «ВолгаТелеком»***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

6) Фамилия, имя, отчество: ***Киселев Александр Николаевич***
Год рождения: ***1962***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000-2002***
Организация: ***Министерство Российской Федерации по связи и информатизации***

Должность: *Заместитель Министра*

Период: *2002-2004*
Организация: *Министерство Российской Федерации по связи и информатизации*
Должность: *Первый заместитель Министра*

Период: *2004-2004*
Организация: *Министерство транспорта и связи Российской Федерации*
Должность: *Директор Департамента государственной политики в области электросвязи и почтовой связи*

Период: *2004-наст.время*
Организация: *Министерство информационных технологий и связи Российской Федерации*
Должность: *Помощник Министра*

Период: *2001- наст.время*
Организация: *Открытое акционерное общество «АКБ Связь-Банк»*
Должность: *Председатель Совета директоров*

Период: *2005- наст.время.*
Организация: *Открытое акционерное общество «Московская городская телефонная сеть»*
Должность: *Член Совета директоров*

Период: *2005- наст.время*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Член Совета директоров*

Период: *2005- наст.время.*
Организация: *Открытое акционерное общество «Северо-Западный Телеком»*
Должность: *Член Совета директоров*

Доля в уставном капитале эмитента: *доли не имеет*
Доля обыкновенных акций эмитента: *доли не имеет*
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: *Опционы Обществом не выпускались*

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*
Доля обыкновенных акций дочернего/зависимого общества: *не имеет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: *Опционы не выпускались.*

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: *данной информацией Общество не располагает.*

7) Фамилия, имя, отчество: *Кузнецов Сергей Иванович*
Год рождения: *1953*
Образование: *высшее*

Должности за последние 5 лет:
Период:*2000-2001*
Организация: *Закрытое акционерное общество «ПетерСтар»*
Должность: *Генеральный директор*

Период:*2001-2003*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Генеральный директор, председатель Правления*

Период:*2001-2003*
Организация: *Негосударственный пенсионный фонд «Ростелеком-Гарантия»*
Должность: *Член Совета фонда*

Период:*2001-2003*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *Член Правления*

Период:*2001-2004*
Организация: *Закрытое акционерное общество «Глобалстар-Космические телекоммуникации»*
Должность: *Член Совета директоров*

Период:*2001-2004*
Организация: *Открытое акционерное общество «РТКомм.РУ»*
Должность: *Член Совета директоров*

Период:*2001-2004*
Организация: *Закрытое акционерное общество «Телмос»*
Должность: *Член Совета директоров*

Период:*2002-2003*
Организация: *Закрытое акционерное общество «Интерфакс-Телеком»*
Должность: *Член Совета директоров*

Период:*2002-2004*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Член Совета директоров*

Период:*2003-2003*
Организация: *Открытое акционерное общество «РТК-Лизинг»*
Должность: *Председатель Совета директоров*

Период:*2003-2004*
Организация: *Открытое акционерное общество «Северо-Западный Телеком»*
Должность: *Генеральный директор, председатель Правления*

Период:*2004-2004*
Организация: *Открытое акционерное общество «Северо-Западный Телеком»*
Должность: *Член Совета директоров*

Период:*2004-2004*
Организация: *Некоммерческое партнерство «Центр исследования проблем телекоммуникаций»*
Должность: *Член Совета партнерства*

Период:*2004-наст.время*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *Член Правления*

Период:*2004- наст.время.*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *Первый зам.Генерального директора*

Период:*2004- наст.время.*
Организация: *Открытое акционерное общество «Телекоминвест»*
Должность: *Член Совета директоров*

Период:*2003-2005*
Организация: *Открытое акционерное общество «Межрегиональный коммерческий банк развития связи и информатики»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество Центральная телекоммуникационная компания»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «ВолгаТелеком»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Южная телекоммуникационная компания»*
Должность: *Председатель Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Уралсвязьинформ»*
Должность: *Председатель Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Сибирьтелеком»*

Должность: ***Председатель Совета директоров***

Период:***2005- наст.время.***
Организация: ***Открытое акционерное общество «Дальневосточная компания электросвязи»***
Должность: ***Председатель Совета директоров***

Период:***2005- наст.время.***
Организация: ***Открытое акционерное общество «Центральный телеграф»***
Должность: ***Председатель Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

8) Фамилия, имя, отчество: ***Мазалов Иван Николаевич***
Год рождения: ***1972***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000-2003***
Организация: ***Открытое акционерное общество «Финансовый брокер «Тройка-Диалог»***
Должность: ***Старший консультант отдела корпоративных ценных бумаг аналитического управления***

Период: ***2003- наст.время.***
Организация: ***Московское представительство компании «Просперити Кэпитал Менеджмент Лтд»***
Должность: ***Портфельный управляющий***

Период: ***2005- наст.время.***
Организация: ***Открытое акционерное общество «Смоленская Генерирующая Компания»***
Должность: ***Член Совета директоров***

Период: ***2005- наст.время.***
Организация: ***Открытое акционерное общество «Смоленская ГРЭС»***
Должность: ***Член Совета директоров***

Период: *2005- наст.время.*

Организация: *Открытое акционерное общество «Смоленскэнергосбыт»*

Должность: *Член Совета директоров*

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

9) Фамилия, имя, отчество: *Милованцев Дмитрий Александрович*

Год рождения: *1971*

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000***

Организация: *Банк реконструкции и развития г.Санкт-Петербурга*

Должность: *Директор по развитию инвестиционных и банковских услуг*

Период: ***2000-2000***

Организация: ***Российское акционерное общество «Единые Энергетические Системы России»***

Должность: ***Начальник отдела корпоративного финансирования департамента Казначейства***

Период: ***2000-2002***

Организация: *Открытое акционерное общество «Инвестиционная компания связи»*

Должность: ***Начальник отдела внутреннего аудита и экономического анализа, Директор Департамента внутреннего аудита и экономического анализа.***

Период: ***2002-2004***

Организация: ***Министерство Российской Федерации по связи и информатизации***

Должность: *Начальник управления «ФЦП Электронная Россия», заместитель Министра*

Период: ***2004-2004***

Организация: ***Федеральное агентство связи***

Должность: ***Руководитель***

Период: ***2004-наст.время***

Организация: ***Министерство информационных технологий и связи Российской Федерации***
Должность: ***Заместитель Министра***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

10) Фамилия, имя, отчество: ***Фингер Григорий Моисеевич***
Год рождения: *1966*
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000 - 2003***
Организация: ***Московское представительство компании "NCH Advisors.,Inc."***
Должность: ***Исполнительный директор***

Период: ***2000–2001***
Организация: ***Открытое акционерное общество "Пластик"***
Должность: ***Член Совета директоров***

Период: ***2000–2003***
Организация: ***Открытое акционерное общество "Торговый Дом ГУМ"***
Должность: ***Член Совета директоров***

Период: ***2003 - 2004***
Организация: ***Открытое акционерное общество "Аэрофлот"***
Должность: ***Член Совета директоров***

Период: ***2000 - 2004***
Организация: ***Открытое акционерное общество "Центральный телеграф"***
Должность: ***Член Совета директоров***

Период: ***2001 - 2005***
Организация: ***Открытое акционерное общество "Абразивный завод "Ильич"***
Должность: ***Член Совета директоров***

Период: *2003 - наст. время*

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член Совета директоров***

Период: *2002 - наст. время*

Организация: ***Открытое акционерное общество "Полимербыт"***

Должность: ***Член Совета директоров***

Период: *2000 – 2003*

Организация: ***Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"***

Должность: ***Член Совета директоров***

Период: *2003 – 2004*

Организация: ***Открытое акционерное общество «Аэрофлот»***

Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Единоличный исполнительный орган – Генеральный директор:

В отчетном периоде Генеральным директором ОАО «ЦентрТелеком» являлся *Амарян Рубен Андроникович.*

25 января 2006 года решением Совета директоров ОАО «ЦентрТелеком» (Протокол №15 от 25.01.2006г.) Генеральным директором ОАО «ЦентрТелеком» назначен *Приданцев Сергей Владимирович.*

Фамилия, имя, отчество: ***Амарян Рубен Андроникович***

Год рождения: ***1949***

Образование: ***высшее***

Учёная степень: ***доктор технических наук***

Учёное звание: ***академик Международной академии связи, профессор Московской академии рынка труда и информационных технологий***

Должности за последние 5 лет:

Период: *2000 – наст. время*
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Генеральный директор-Председатель Правления***

Период: *2000 - наст. время*
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Член Совета директоров***

Период: *2002 -- наст. время*
Организация: ***Открытое акционерное общество "Национальная Таксофонная Сеть"***
Должность: ***Член Совета директоров***

Период: *2002 – 2004*
Организация: ***Закрытое акционерное общество "Московская телекоммуникационная компания" (с 2003г. Закрытое акционерное общество "ЦентрТелекомСервис Московской области")***
Должность: ***Председатель Совета Директоров***

Период: *2002 - 2002*
Организация: ***Открытое акционерное общество Связи и Информатики Воронежской области***
Должность: ***Член Совета директоров***

Период: *2002 – 2004*
Организация: ***Акционерный коммерческий банк "ЛИНК-банк" (Открытое акционерное общество)***
Должность: ***Председатель Совета директоров***

Период: *2003 - наст. время*
Организация: ***Закрытое акционерное общество "ЦентрТелекомСервис"***
Должность: ***Председатель Совета директоров***

Период: *2003 –2004*
Организация: ***Закрытое акционерное общество Научно технический центр "КОМСЕТ"***
Должность: ***Член Совета Директоров***

Период: *2004 - наст. время*
Организация: ***Открытое акционерное общество "Российская телекоммуникационная сеть"***
Должность: ***Заместитель председателя Совета Директоров***

Период: *2004 - наст. время*
Организация: ***Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»***
Должность: ***Член Совета партнерства***

Доля в уставном капитале эмитента: *0,017239%*
Доля обыкновенных акций эмитента: *0,022986%*

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Коллегиальный исполнительный орган – Правление:

Председатель Правления: *Амарян Рубен Андроникович*

Члены Правления:
1) Фамилия, имя, отчество: *Локотков Алексей Алексеевич*
Год рождения: *1950*
Образование: ***высшее***
Учёная степень: ***кандидат технических наук***

Должности за последние 5 лет:

Период: *2000 – 2003*
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001 г - Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Первый заместитель Генерального директора***

Период: *2002 - 2002*
Организация: ***Открытое акционерное общество "Ярославские телекоммуникационные сети"***
Должность: ***Член Совета Директоров***

Период: *2002 - 2002*
Организация: ***Открытое акционерное общество "Ивановские телекоммуникационные сети"***
Должность: ***Член Совета директоров***

Период: *2003 - наст. время*
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания "***

Должность: ***Первый заместитель Генерального директора - финансовый директор***

Период: ***2000 – наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Член Правления***

Период: ***2003 - 2004***
Организация: ***Закрытое акционерное общество "Тверская сотовая связь»***
Должность: ***член Совета директоров***

Период: ***2003 -2004***
Организация: ***Закрытое акционерное общество "МОТЕКО» (с 2003 – Закрытое акционерное общество «ЦентрТелекомСервис» Московской области)***
Должность: ***член Совета директоров***

Период: ***2003 –наст. время***
Организация: ***Акционерный коммерческий банк «Линк-банк» (Открытое акционерное общество)***
Должность: ***член резионвиной комиссии***

Период: ***2003 - наст. время***
Организация: ***Закрытое акционерное общество «ЦентрТелекомСервис»***
Должность: ***член Совета директоров***

Период: ***2004 - наст. время***
Организация: ***Открытое акционерное общество "Российская телекоммуникационная сеть"***
Должность: ***Член Совета Директоров***

Доля в уставном капитале эмитента: ***0,006195%***
Доля обыкновенных акций эмитента: ***0,008260%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

2) Фамилия, имя, отчество: ***Пегасов Максим Александрович***
Год рождения: ***1966***

Образование: *высшее*

Должности за последние 5 лет:

Период: *2000 - 2001*
Организация: *Открытое акционерное общество "Электросвязь" Московской области*
Должность: *Заместитель Генерального директора - начальник Управления перспективного развития*

Период: *2001 - 2003*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания "*
Должность: *Заместитель Генерального директора*

Период: *2001 - 2001*
Организация: *Открытое акционерное общество "Электросвязь" Московской области*
Должность: *Заместитель Генерального директора*

Период: *2002 - 2002*
Организация: *Открытое акционерное общество "Электросвязь" Костромской области*
Должность: *Член Совета директоров*

Период: *2003 - наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*
Должность: *заместитель Генерального директора - технический директор*

Период: *2000 – наст.время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания" (до 2001г. Открытое акционерное общество "Электросвязь" Московской области)*
Должность: *Член Правления*

Период: *2003 - 2004*
Организация: *Закрытое акционерное общество «Рязанская сотовая связь»*
Должность: *член Совета директоров*

Период: *2003 - 2004*
Организация: *Закрытое акционерное общество "МОТЕКО»(с 2003 – Закрытое акционерное общество «ЦентрТелекомСервис» Московской области)*
Должность: *член Правления*

Период: *2003 - 2005*
Организация: *Закрытое акционерное общество "ЦентрТелекомСервис"*
Должность: *член Правления*

Период: *2003 – 2004*
Организация: *Открытое акционерное общество "Гипросвязь»*
Должность: *член Правления*

Период: *2004 - наст. время*
Организация: *Закрытое акционерное общество "ЦентрТелекомСервис Московской области"*
Должность: *член Правления*

Период: *2004 – 2005г.*
Организация: *Закрытое акционерное общество «Телеком» Рязанской области*
Должность: *член Совета директоров*

Период: *2004 - 2004*
Организация: *Закрытое акционерное общество «Калужская Сотовая связь»*
Должность: *член Совета директоров*

Период: *2004 - наст. время*
Организация: *Закрытое акционерное общество Научно-Технический Центр «Комсет»*
Должность: *член Совета директоров*

Период: *2004 - наст. время*
Организация: *Открытое акционерное общество «АЭРОКОМ»*
Должность: *Председатель Совета директоров*

Доля в уставном капитале эмитента: *0,000318%*
Доля обыкновенных акций эмитента: *0,000425%*

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*
Доля обыкновенных акций дочернего/зависимого общества: *не имеет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

3) Фамилия, имя, отчество: *Забузова Елена Викторовна*
Год рождения: *1950*
Образование: *высшее*

Должности за последние 5 лет:

Период: *2001 – 2003*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *заместитель директора Департамента экономического планирования и бюджетирования*

Период: *2003 – наст.время*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *директор Департамента экономического планирования и бюджетирования*

Период: *2002-2002*
Организация: *Открытое акционерное общество «Смоленсксвязьинформ»*
Должность: *член Совета директоров*

Период: *2002 - 2003*
Организация: *Открытое акционерное общество «Южная телекоммуникационная компания»*
Должность: *член Совета директоров*

Период: *2002 - 2002*
Организация: *Открытое акционерное общество «Электросвязь»Ростовской области*
Должность: *член Совета директоров*

Период: *2003 - 2004*
Организация: *Открытое акционерное общество «ВолгаТелеком»*
Должность: *член Совета директоров*

Период: *2003 – наст.время*
Организация: *Открытое акционерное общество «Сибирьтелеком»*
Должность: *член Совета директоров*

Период: *2004 - 2005*
Организация: *Открытое акционерное общество «Московская городская телефонная сеть»*
Должность: *член Совета директоров*

Период: *2004 - 2005*
Организация: *Закрытое акционерное общество «РусЛизингСвязь»*
Должность: *член Совета директоров*

Период: *2005 - наст. время*
Организация: *Закрытое акционерное общество «РусЛизингСвязь»*
Должность: *председатель Совета директоров*

Период: *2005 - наст. время*
Организация: *Открытое акционерное общество «Южная Телекоммуникационная компания»*
Должность: *член Совета директоров*

Период: *2005 – наст.время*
Организация: *Открытое акционерное общество «Центральная телекоммуникационная компания»*
Должность: *член Правления*

Период: *2005 – наст.время*
Организация: *Открытое акционерное общество «Северо-Западный Телеком»*

Должность: *председатель Ревизионной комиссии*

Период: *2005 – наст.время*
Организация: *Открытое акционерное общество «Уралсвязьинформ»*
Должность: *член Ревизионной комиссии*

Доля в уставном капитале эмитента: *доли не имеет*
Доля обыкновенных акций эмитента: *доли не имеет*
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: *Опционы Обществом не выпускались*

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*
Доля обыкновенных акций дочернего/зависимого общества: *не имеет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: *Опционы не выпускались.*

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: *данной информацией Общество не располагает.*

4) Фамилия, имя, отчество: *Журавлева Элла Михайловна*
Год рождения: *1961*
Образование: *высшее*
Учёная степень: *кандидат технических наук*

Должности за последние 5 лет:

Период: *2000 - 2003*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания "(до 2001г. Открытое акционерное общество "Электросвязь " Московской области)*
Должность: *Заместитель Генерального директора - начальник Управления по работе с персоналом*

Период: *2003 - наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*
Должность: *заместитель Генерального директора - директор по персоналу*

Период: *2000 - наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*
Должность: *Член Правления*

Период: *2003 – наст. время*
Организация: *Закрытое акционерное общество "ЦентрТелекомСервис "*
Должность: *член Совета директоров*

Период: *2004 – 2005г.*

Организация: ***Открытое акционерное общество "Российская телекоммуникационная сеть"***

Должность: ***член Совета директоров***

Период: ***2005 – наст. время***

Организация: ***Закрытое акционерное общество «Костарс»***

Должность: ***член Совета директоров***

Доля в уставном капитале эмитента: ***0.000820%***

Доля обыкновенных акций эмитента: ***0.001093%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

5) Фамилия, имя, отчество: ***Константинова Раиса Павловна***

Год рождения: ***1954***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***

Организация: ***Открытое акционерное общество "Электросвязь"Московской области***

Должность: ***Главный бухгалтер***

Период: ***2001 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Главный бухгалтер***

Период: ***2001 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член Правления***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким

лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

6) Фамилия, имя, отчество: ***Priданцев Сергей Владимирович***

Год рождения: *1967*

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***1998 - 2003***

Организация: ***Закрытое акционерное общество "Лусент Технолоджис"***

Должность: ***директор по продажам***

Период: ***2002 - 2003***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***советник Генерального директора***

Период: ***2003 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Заместитель Генерального директора - коммерческий директор***

Период: ***2003 – наст.время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член Правления***

Период: ***2003 - наст. время***

Организация: ***Закрытое акционерное общество "ЦентрТелеком Сервис"***

Должность: ***член Совета директоров***

Период: ***2003 - 2005***

Организация: ***Закрытое акционерное общество "ЦентрТелеком Сервис"***

Должность: ***член Правления***

Период: ***2003 - 2004***

Организация: ***Закрытое акционерное общество "МОТЕКО» (с 2003 – Закрытое аакционерное общество «ЦентрТелекомСервис» Московской области)***

Должность: ***член Совета директоров***

Период: *2004 - наст. время*

Организация: ***Открытое акционерное общество «Российская телекоммуникационная сеть»***

Должность: ***член Совета директоров***

Период: *2004 -2005*

Организация: ***Закрытое акционерное общество «Сотовая связь Черноземья»***

Должность: ***член Совета директоров***

Период: *2004 - 2004*

Организация: ***Закрытое акционерное общество «Рязанская сотовая связь»***

Должность: ***член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

7) Фамилия, имя, отчество: ***Сычев Валерий Павлович***

Год рождения: *1947*

Образование: ***высшее***

Учёное звание: ***доцент***

Должности за последние 5 лет:

Период: *2000 - 2001*

Организация: ***Открытое акционерное общество "Электросвязь" Московской области***

Должность: ***заместитель Генерального директора - начальник управления безопасности***

Период: *2001 - 2002*

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***заместитель Генерального директора - начальник управления безопасности***

Период: *2002 - наст. время*

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***заместитель Генерального директора по безопасности и режиму***

секретности

Период: ***2003 – наст.время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член Правления***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Смоленсксвязьинформ"***
Должность: ***член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

8) Фамилия, имя, отчество: ***Соцкова Татьяна Николаевна***
Год рождения: ***1958***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Министерство энергетики РФ***
Должность: ***начальник Правового управления***

Период: ***2001 - 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***начальник Правового управления***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***директор Департамента правового обеспечения***

Период: ***2003 - наст. время***
Организация: ***Закрытое акционерное общество Научно технический центр «Комсет»***
Должность: ***член ревизионной комиссии***

Период: *2003 - наст. время*

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: *Член Правления*

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

9) Фамилия, имя, отчество: ***Савченко Виктор Дмитриевич***

Год рождения: ***1960***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 – по наст. время***

Организация: ***Открытое акционерное общество « Инвестиционная компания связи»***

Должность: ***директор Департамента правового обеспечения***

Период: ***2002 - 2002***

Организация: ***Открытое акционерное общество «Хантымансийскокртелеком»***

Должность: ***член Совета директоров***

Период: ***2003 – 2003***

Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания»***

Должность: ***член Совета директоров***

Период: ***2003 - 2005***

Организация: ***Открытое акционерное общество «ВолгаТелеком»***

Должность: ***член Совета директоров***

Период: ***2004 – 2005***

Организация: ***Закрытое акционерное общество «Южно-Уральский сотовый телефон»***

Должность: ***член Совета директоров***

Период: ***2003 – 2005***

Организация: ***Открытое акционерное общество «Волгателеком»***
Должность: ***член Совета директоров***

Период: ***2002 – наст. время***
Организация: ***Открытое акционерное общество «Московская городская телефонная сеть»***
Должность: ***член Совета директоров***

Период: ***2003 – наст.время***
Организация: ***Открытое акционерное общество "Центральный телеграф»***
Должность: ***член Правления***

Период: ***2005 –наст. время***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***член Правления***

Период: ***2005 –наст. время***
Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания»***
Должность: ***член Правления***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

10) Фамилия, имя, отчество: ***Межуев Николай Викторович***
Год рождения: ***1962***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области***
Должность: ***Заместитель Генерального директора***

Период: ***2001 - 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная***

компания"

Должность: *Заместитель Генерального директора*

Период: *2002 - наст. время*

Организация: *Закрытое акционерное общество "Московская телекоммуникационная компания" (с 2003 – Закрытое акционерное общество «ЦентрТелекомСервис» Московской области)*

Должность: *Член Совета директоров*

Период: *2002 - 2002*

Организация: *Открытое акционерное общество "Белгородская электрическая связь"*

Должность: *Член Совета директоров*

Период: *2002 - 2002*

Организация: *Открытое акционерное общество "Электросвязь" Орловской области*

Должность: *Член Совета директоров*

Период: *2003 - наст. время*

Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*

Должность: *Заместитель Генерального директора - директор Московского филиала ОАО "ЦентрТелеком"*

Период: *2000 – наст.время*

Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)*

Должность: *Член Правления*

Период: *2003 - 2005*

Организация: *Закрытое акционерное общество "ЦентрТелеком-Сервис"*

Должность: *Член Правления*

Период: *2004 - наст. время*

Организация: *Открытое акционерное общество Акционерный коммерческий банк «ЛИНК-Банк»*

Должность: *Член Совета директоров*

Доля в уставном капитале эмитента: *0.000048%*

Доля обыкновенных акций эмитента: *0.000063%*

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*

Доля обыкновенных акций дочернего/зависимого общества: *не имеет*

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: *данной информацией Общество не располагает.*

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента

Вознаграждения, выплаченные членам Совета директоров эмитента:

Наименование вознаграждения	*Финансовый период - 2005г. (руб.)*
Заработная плата	2 938 869,00
Премии	1 717 737,00
Вознаграждения	11 378 930,00
Комиссионные	0
Льготы и/или иные компенсации расходов	0
Иные имущественные предоставления	0
Итого:	16 035 536,00

Согласно статье 7 "Вознаграждение членам Совета директоров и компенсация расходов, связанных с исполнением ими своих обязанностей" Положения о Совете директоров ОАО "ЦентрТелеком":

«7.1. Членам Совета директоров Общества в период исполнения ими своих обязанностей выплачивается вознаграждение и компенсируются расходы, связанные с исполнением ими функций членов Совета директоров.

7.2. Вознаграждение членам Совета директоров состоит из ежеквартального и годового.

7.3. Ежеквартальное вознаграждение каждому члену Совета директоров устанавливается в размере 200 000 руб.

Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.

Ежеквартальное вознаграждение члена Совета директоров уменьшается на:

30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;

100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.

За квартал, в котором происходили перевыборы Совета директоров, вознаграждение члену Совета директоров выплачивается пропорционально отработанному в квартале времени.

7.4. Годовое вознаграждение для всего состава Совета директоров Общества устанавливается как сумма отчислений в соответствии с нормативами (процентами):

- от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;

- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.

Годовое вознаграждение распределяется между всеми членами Совета директоров равными долями.

Годовое вознаграждение члена Совета директоров уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров.

7.5. Нормативы (проценты) отчислений для расчета годового вознаграждения определяются решением общего собрания акционеров избирающего данный состав Совета директоров.

7.6. Годовое вознаграждение члену Совета директоров выплачивается не позднее 3-х месяцев после окончания срока полномочий данного состава Совета директоров.

7.7.Членам Совета директоров, являющимся членами комитета Совета директоров Общества, выплачивается надбавка к ежеквартальному вознаграждению, связанная с исполнением ими функций членов комитета Совета директоров, в размере 40 000 руб. (за участие в каждом комитете), при этом член Совета директоров не может состоять более чем в 2-х комитетах Совета директоров.

Председателю комитета Совета директоров данная надбавка устанавливается с коэффициентом 1,25.

7.8. Члены Совета директоров имеют право на участие в опционных программах, реализуемых Обществом.

Вознаграждения, выплаченные членам Правления эмитента:

Наименование вознаграждения	*Финансовый период - 2005г. (руб.)*
Заработная плата	16 533 575,00
Премии	8 240 878,00
Вознаграждения	4 514 457,00
Комиссионные	0
Льготы и/или иные компенсации расходов	0
Иные имущественные предоставления	0
Итого:	29 288 910,00

Доходы членов Правления складываются как доходы штатных сотрудников Общества, а также вознаграждений, определяемых решением Советом директоров Общества в соответствии с Положением о Правлении.

Согласно статье 6 "Вознаграждение членам Правления и компенсации расходов, связанных с исполнением ими своих обязательств" Положения о Правлении ОАО "ЦентрТелеком":

«6.2.Размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

6.3.Члены Правления имеют право на участие в опционных программах, реализуемых Обществом.»

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента

Для осуществления контроля за финансово-хозяйственной деятельностью в Обществе создаются Ревизионная комиссия, специальное структурное подразделение, осуществляющее функции внутреннего контроля, а также привлекается независимый аудитор.

Ревизионная комиссия – самостоятельный орган контроля Общества, избираемый на годовом общем собрании акционеров сроком до следующего годового общего собрания акционеров в количестве 7 человек.

Полномочия отдельных членов или всего состава Ревизионной комиссии могут быть прекращены досрочно решением общего собрания акционеров.

В случае досрочного прекращения полномочий членов Ревизионной комиссии полномочия нового состава Ревизионной комиссии действуют до ближайшего годового общего собрания акционеров.

В случае, когда количество членов Ревизионной комиссии становится менее половины избранных членов Ревизионной комиссии, Совет директоров обязан созвать внеочередное общее собрание акционеров для избрания нового состава Ревизионной комиссии. Оставшиеся члены Ревизионной комиссии осуществляют свои функции до избрания нового состава Ревизионной комиссии на внеочередном общем собрании акционеров.

Согласно статье 18 Устава ОАО «ЦентрТелеком» в компетенцию Ревизионной комиссии входит:

- проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;
- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;
- проверка соблюдения правовых норм при исчислении и уплате налогов;
- выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;
- оценка экономической целесообразности финансово-хозяйственных операций Общества.

Проверка (ревизия) финансово-хозяйственной деятельности Общества Ревизионной комиссией осуществляется по итогам деятельности Общества за год.

Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется также во всякое время:

- по инициативе самой Ревизионной комиссии Общества;
- по решению общего собрания акционеров Общества;
- по решению Совета директоров Общества;
- по требованию акционера (акционеров) Общества, владеющих в совокупности не менее чем 10 процентами голосующих акций Общества по всем вопросам компетенции общего собрания акционеров на дату предъявления требования.

Порядок деятельности Ревизионной комиссии, а также размер и порядок выплаты вознаграждения членам Ревизионной комиссии определяются Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.

Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора.

Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.

Аудиторская проверка деятельности Общества должна быть проведена во всякое время по требованию акционеров, совокупная доля которых в уставном капитале составляет 10 или более процентов. Акционеры – инициаторы аудиторской проверки направляют в Совет директоров письменное требование, которое должно содержать мотив выдвижения требования, имя (наименование) акционеров, количество и категорию (тип) принадлежащих им акций, подпись акционера или его доверенного лица. В том случае, если требование подписано доверенным лицом, то к ней должна быть приложена доверенность.

Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создается специальное, не зависимое от исполнительных органов Общества, структурное подразделение, деятельность которого контролируется непосредственно Советом директоров Общества.

Функции указанного структурного подразделения, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определяются внутренним документом, утверждаемым Советом директоров Общества.

Департамент внутреннего аудита Генеральной дирекции ОАО «ЦентрТелеком» создан в 2003 году. Структура Департамента включает 2 отдела: отдел проверок, отдел методологии и рисков численностью 9 штатных ед. Директор Департамента внутреннего аудита – Дыляева Л.Ю. Все специалисты имеют высшее профессиональное (экономическое) образование, из них 6 – аттестованные аудиторы. Наряду с этим в 14 филиалах Общества имеются службы внутреннего аудита.

Департамент внутреннего аудита Генеральной дирекции подчиняется Совету директоров Общества и согласно Положению представляет ему ежегодно отчет о работе Департамента.

К основным функциям Департамента внутреннего аудита относятся: периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества; независимая оценка и анализ финансового состояния Общества в целом и его филиалов и структурных подразделений; периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества; консультирование по вопросам финансового и налогового законодательства; взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.

План работы Департамента на 2005 год утвержден Советом директоров Общества 28.02.2005 (Протокол № 23).

За 2005 год организованы и проведены 4 комплексные проверки финансово – хозяйственной и эксплуатационно-технической деятельности: Московского, Смоленского, Орловского и Тульского филиалов Общества и одна аудиторская проверка финансово – хозяйственной деятельности Калужского филиала. Специалисты Департамента внутреннего аудита участвовали в комплексных проверках структурных подразделений Московского филиала (Наро-Фоминский и Дмитровский УЭС), Тамбовского филиала (Моршанский УЭС), а также в тематических проверках структурных подразделений Московского филиала (СМТО и Мытищинский УЭС).

Программа проведения комплексных проверок включает в себя все направления деятельности.

При формировании программы проведения проверок учитываются рекомендации Совета директоров в части приоритетных направлений проверки.

В проведении проверок принимают участие специалисты Департамента внутреннего аудита, специалисты отделов внутреннего аудита филиалов, специалисты Генеральной дирекции и филиалов Общества.

Департамент осуществляет контроль за деятельностью дочерних обществ.

В течение 2005 года сотрудниками Департамента внутреннего аудита разработаны методические документы, регламентирующие проведение проверок, формы отчетности для отделов внутреннего аудита филиалов и Методические указания по их заполнению.

Департамент внутреннего аудита разрабатывает предложения по устранению нарушений и снижению рисков, выявленных в ходе проверок, осуществляет постоянный мониторинг их исполнения, оценивает эффективность контрольных процедур.

Сотрудники Департамента являются членами инвентаризационных комиссий, бюджетно-инвестиционного комитета, центра управления программой.

Департамент внутреннего аудита принимает участие в реализации Мастер – плана Программы корпоративной реструктуризации Общества, Мастер – системы на базе Oracle E-Business Suite ERP.

С целью повышения квалификации специалистов Департаментом внутреннего аудита в феврале и октябре 2005 г. были организованы семинары для работников отделов внутреннего аудита филиалов.

В течение года Департамент готовил материалы и отчитывался перед Комитетом по аудиту и Советом директоров.

Внутренний документ эмитента, устанавливающий правила по предотвращению использования служебной инсайдерской информации:

Приказом Генерального директора ОАО "ЦентрТелеком" от 6 июля 2001г. № 322 утвержден внутренний документ, устанавливающий правила по предотвращению использования служебной (инсайдерской) информации, а именно ***Положение об обеспечении защиты сведений конфиденциального характера в ОАО "ЦентрТелеком".***

Адрес страницы в сети Интернет, на которой в свободном доступе размещен текст данного документа:

Указанный документ размещен в свободном доступе в сети Интернет на сайте ОАО «ЦентрТелеком»: ***http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.***

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента

Контрольно-ревизионная комиссия

1) Фамилия, имя, отчество: **Беляев Константин Владимирович**
Год рождения: ***1968***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Артелеком"***
Должность: ***Главный бухгалтер***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Яртелеком"***
Должность: ***член Совета директоров***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Артелеком"***
Должность: ***член Совета директоров***

Период: ***2003 – 2003***
Организация: ***Открытое акционерное общество "Межрегиональный коммерческий Банк развития связи и информатики"***
Должность: ***член Совета директоров***

Период: ***2001 – 2005***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***
Должность: ***главный бухгалтер***

Период: ***2002 – 2005***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания "***
Должность: ***член ревизионной комиссии***

Период: ***2002 – 2005***
Организация: ***Открытое акционерное общество "Северо-Западный Телеком"***
Должность: ***член ревизионной комиссии***

Период: ***2002 – наст. время***
Организация: ***Открытое акционерное общество "Московская городская телефонная сеть"***
Должность: ***член ревизионной комиссии***

Период: ***2003 – 2005***
Организация: ***Открытое акционерное общество "ВолгаТелеком"***
Должность: ***Председатель ревизионной комиссии***

Период: *2003 – 2005*
Организация: *Открытое акционерное общество "Дальневосточная компания электрической связи"*
Должность: *Председатель ревизионной комиссии*

Период: *2003 – 2005*
Организация: *Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"*
Должность: *член ревизионной комиссии*

Период: *2005 – наст. время*
Организация: *Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"*
Должность: *член Правления*

Период: *2005 – наст. время*
Организация: *Открытое акционерное общество "Инвестиционная компания связи "*
Должность: *Заместитель Генерального директора*

Период: *2005 – наст. время*
Организация: *Открытое акционерное общество "Инвестиционная компания связи "*
Должность: *член Правления*

Период: *2002 – наст. время*
Организация: *Открытое акционерное общество "Северо-Западный Телеком"*
Должность: *член Совета директоров*

Период: *2005 – наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*
Должность: *Председатель ревизионной комиссии*

Период: *2005-наст. время*
Организация: *Открытое акционерное общество «ВолгаТелеком»*
Должность: *председатель Совета директоров*

Период: *2005-наст. время*
Организация: *Открытое акционерное общество «Южная телекоммуникационная компания»*
Должность: *член Совета директоров*

Период: *2005-наст. время*
Организация: *Открытое акционерное общество "Межрегиональный коммерческий Банк развития связи и информатики"*
Должность: *член Совета директоров*

Период: *2005 – наст. время*
Организация: *Открытое акционерное общество "Сибирьтелеком "*
Должность: *Председатель ревизионной комиссии*

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента:

Опционы не выпускались

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

2) Фамилия, имя, отчество: **Бочарова Светлана Николаевна**

Год рождения: ***1970***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 –2001***

Организация: ***ННОУ "Институт журналистики и литературного творчества "***

Должность: ***Старший преподаватель***

Период: ***2001 –2003***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***

Должность: ***Начальник отдела Департамента правового обеспечения***

Период: ***2003 – наст. время***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***

Должность: ***Начальник отдела Департамента бухгалтерского учета***

Период: ***2002 –2003***

Организация: ***Открытое акционерное общество "Электросвязь "Республики Бурятия***

Должность: ***член Совета директоров***

Период: ***2004- наст. время.***

Организация: ***Открытое акционерное общество "Уралсвязьинформ"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 - наст. время.***

Организация: ***Закрытое акционерное общество "Пенза Мобайл"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная***

компания"
Должность: *Член ревизионной комиссии*

Период: *2005 – наст. время*
Организация: *Открытое акционерное общество "Информационные технологии связи"*
Должность: *Член ревизионной комиссии*

Доля в уставном капитале эмитента: ***доли не имеет***
Доля принадлежащих обыкновенных акций Эмитента: ***доли не имеет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***
Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

3) Фамилия, имя, отчество: **Веремьянина Валентина Федоровна**
Год рождения: *1966*
Образование: *высшее*

Должности за последние 5 лет:
Период: *2000-2003*
Организация: *Открытое акционерное общество «Банк «Менатеп Санкт-Петербург» г.Воронеж*
Должность: *Юристконсульт*

Период: *2003-2003*
Организация: *Открытое акционерное общество «РТК-Лизинг»*
Должность: *Зам.начальника отдела юридического управления*

Период: *2003-2004*
Организация: *Открытое акционерное общество «РТК-Лизинг»*
Должность: *Начальник отдела юридического управления*

Период: *2005-2005*
Организация: *Открытое акционерное общество «Связьинтек»*
Должность: *Председатель Совета директоров*

Период: *2004- наст. время*
Организация: *Открытое акционерное общество "Инвестиционная компания связи"*
Должность: *Начальник отдела Департамента правового обеспечения*

Период: *2005-наст.время*

Организация: ***Открытое акционерное общество «Южная телекоммуникационная компания»***

Должность: ***член Совета директоров***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

4) Фамилия, имя, отчество: **Мурашкин Ярослав Юрьевич**

Год рождения: *1978*

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 -2002***

Организация: ***Акционерный коммерческий банк "Соссибинтербанк"дополнительный офис «Петровский»***

Должность: ***Главный экономист Управления по работе с корпоративными клиентами***

Период: ***2002 -2003***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Ведущий специалист, главный специалист Департамента экономической политики***

Период: ***2003 - наст. время.***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Главный специалист Департамента экономического планирования и бюджетирования***

Период: ***2005 – наст. время***

Организация: ***Закрытое акционерное общество "ВестБалтТелеком"***

Должность: ***Член ревизионной комиссии***

Период: *2005 – наст. время*

Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"*

Должность: *Член ревизионной комиссии*

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

5) Фамилия, имя, отчество: **Петрова Оксана Валерьевна**

Год рождения: *1973*

Образование: ***высшее***

Должности за последние 5 лет:

Период: *2000 - 2002*

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Главный специалист отдела методологии и информации Департамента корпоративного управления***

Период: *2001 - 2002*

Организация: ***Открытое акционерное общество "Электросвязь" Костромской области***

Должность: *Член Совета директоров*

Период: *2000 - 2002*

Организация: ***Открытое акционерное общество "Челябинсксвязьинформ"***

Должность: *Член Совета директоров*

Период: *2001 - 2002*

Организация: ***Открытое акционерное общество "Электросвязь" Тверской области***

Должность: *Член Совета директоров*

Период: *2000 – 2005*

Организация: *Открытое акционерное общество "Электросвязь" Московской обл.(с 2001 г.- Открытое акционерное общество "Центральная телекоммуникационная компания")*

Должность: *Член Совета директоров*

Период: *2004 – 2005*
Организация: ***Открытое акционерное общество "Северо-Западный Телеком»***
Должность: ***Член Совета директоров***

Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***
Должность: ***Заместитель начальника отдела методологии и информации Департамента корпоративного управления***

Период: ***2005 – наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***
Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***
Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

6) Фамилия, имя, отчество: **Пономарев Илья Владимирович**
Год рождения: *1970*
Образование: ***высшее***

Должности за последние 5 лет:
Период:*2000-2001*
Организация: ***Закрытое акционерное общество "Инвестиционный дом «Стена"***
Должность: ***Начальник отдела***

Период:*2001-2002*
Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***
Должность: ***Заместитель начальника отдела Департамента экономической и тарифной политики***

Период:*2003-2005*
Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***
Должность: ***Начальник отдела Департамента экономического планирования и***

бюджетирования

Период:*2005- наст. время*

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Заместитель директора Департамента экономического планирования и бюджетирования***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Сибирьтелеком "***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

7) Фамилия, имя, отчество: **Синадская Светлана Павловна**

Год рождения: *1971*

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000- 2001***

Организация: ***Инвестиционная Банковская Группа «Гамма групп»***

Должность: ***консультант***

Период: ***2001 - наст. время***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Начальник отдела Департамента экономической и тарифной политики***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Департамент внутреннего аудита

Фамилия, имя, отчество: **Дыляева Людмила Юрьевна** – Директор Департамента

Год рождения: ***1958***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 – 2001***

Организация: ***Открытое акционерное общество "Электросвязь Московской области"***

Должность: ***Начальник ревизионного отдела Главной бухгалтерии***

Период: ***2001 – 2003***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Начальник отдела внутреннего аудита Главной бухгалтерии***

Период: ***2003 – 2003***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность***: Зам. начальника отдела методологии бухучета Департамента бухучета и методологии***

Период: ***2003 – н/в***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность***: Директор Департамента внутреннего аудита***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Доля обыкновенных акций дочернего/зависимого общества: ***не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента

Вознаграждения, выплаченные членам Ревизионной комиссии эмитента:

Наименование вознаграждения	*Финансовый период - 2005г. (руб.)*
Заработная плата	823 718,00
Премии	334 546,00
Вознаграждения	4 380 000,00
Комиссионные	0
Льготы и/или иные компенсации расходов	0
Иные имущественные предоставления	0
Итого:	5 538 264,00

Устав ОАО "ЦентрТелеком" определяет, что размер и порядок выплаты вознаграждения членам Ревизионной комиссии устанавливаются Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

Положение "О ревизионной комиссии" в ст.7 разъясняет, что

«Членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому.

Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

За квартал, в котором происходили перевыборы Ревизионной комиссии, вознаграждение члену Ревизионной комиссии выплачивается пропорционально отработанному в квартале времени.»

Вознаграждения, выплаченные работникам внутреннего аудита Общества:

Наименование вознаграждения	*Финансовый период - 2005г. (руб.)*
Заработная плата	3 658 636,00
Премии	1 333 166,00
Вознаграждения	0
Комиссионные	0
Льготы и/или иные компенсации расходов	0
Иные имущественные предоставления	0

Итого:	4 991 802,00

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в п. 5.7. «Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента», не указывается.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента

Эмитент не имеет обязательств перед сотрудниками.

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

6.1. Сведения об общем количестве акционеров (участников) эмитента

Общее количество участников эмитента на дату окончания отчетного квартала – **27 256**

В т.ч. общее количество номинальных держателей акций эмитента - **32**

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного (складочного) капитала (паевого фонда) или не менее чем 20 процентами их обыкновенных акций

1) Полное фирменное наименование: ***Открытое акционерное общество "Инвестиционная компания связи"***

Сокращенное фирменное наименование: ***ОАО «Связьинвест»***

ИНН: ***7710158355***

Место нахождения: ***119121, г.Москва, ул.Плющиха, д.55, строение 2.***

Доля в уставном капитале эмитента: ***38,02 %***

Доля обыкновенных акций: ***50,69 %***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала акционера (участника) эмитента:

а) Наименование: ***Министерство имущественных отношений Российской Федерации***

Место нахождения: ***г.Москва, Никольский пер., д.9***

Доля в уставном капитале акционера (участника) эмитента: ***50 % + 1***

Доля обыкновенных акций (участника) эмитента: ***50 % + 1***

Доля в уставном капитале эмитента: ***0 %***

Доля обыкновенных акций: ***0 %***

б) Наименование: ***MUSTCOM LIMITED***

Место нахождения: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***

Доля в уставном капитале акционера (участника) эмитента: ***25 % + 1***

Доля обыкновенных акций (участника) эмитента: *25 % + 1*
Доля в уставном капитале эмитента: *0 %*
Доля обыкновенных акций: *0 %*

в) Наименование: ***Специализированное Государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального Имущества»***
Место нахождения: ***119049, г.Москва, Ленинский проспект, д.9***
Доля в уставном капитале акционера (участника) эмитента: ***25 % -2***
Доля обыкновенных акций (участника) эмитента: ***25 % -2***
Доля в уставном капитале эмитента: *7,19 %*
Доля обыкновенных акций: ***9,59 %***

2) Полное фирменное наименование: ***Специализированное Государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального Имущества»***
ИНН: *7704097841*
Место нахождения: ***119049, г.Москва, Ленинский проспект, д.9***
Доля в уставном капитале эмитента: *7,19 %*
Доля обыкновенных акций: ***9,59 %***
Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала акционера (участника) эмитента:
таких лиц нет

3) ***(номинальный держатель)***
Полное фирменное наименование: ***Закрытое акционерное общество "Депозитарно-Клиринговая Компания"***
Сокращенное фирменное наименование: ***ЗАО «ДКК»***
Место нахождения: ***115162, г.Москва, ул.Шаболовка,, д.31, стр.Б***
Контактный телефон: ***(495)956-09-99*** факс: ***(495)232-68-04***
Адрес электронной почты: dcc@dc.ru
Лицензия профессионального участника ценных бумаг:
номер:***177-06236-000100***
дата выдачи: ***09.10.2002***
срок действия лицензия: ***без ограничения срока действия***
наименование органа выдавшего лицензию: ***Федеральная комиссия по рынку ценных бумаг***
Количество обыкновенных акций: ***73 056 309***

4) ***(номинальный держатель)***
Полное фирменное наименование: ***Закрытое акционерное общество коммерческий банк "СИТИБАНК"***
Сокращенное фирменное наименование: ***ЗАО «СИТИБАНК»***
Место нахождения: ***125047, г.Москва, ул.Гашека, д.8-10***
Контактный телефон: ***(495)725-67-36*** факс: ***(495)251-46-58***
Адрес электронной почты: ***нет данных***
Лицензия профессионального участника ценных бумаг:
номер:***177-02719-000100***
дата выдачи: ***01.11.2000***
срок действия лицензия: ***без ограничения срока действия***
наименование органа выдавшего лицензию: ***Федеральная комиссия по рынку ценных бумаг***
Количество обыкновенных акций: ***106 284 794***

5) *(номинальный держатель)*
Полное фирменное наименование: *Закрытое акционерное общество "БРАНСВИК Ю БИ ЭС НОМИНИЗ"*
Сокращенное фирменное наименование: *ЗАО "БРАНСВИК Ю БИ ЭС НОМИНИЗ"*
Место нахождения: *115054, г.Москва, Павелецкая площадь, д.2, стр.2*
Контактный телефон: *(495)258-52-00* факс: *(495)725-41-70*
Адрес электронной почты: **Russia@ubs.com**
Лицензия профессионального участника ценных бумаг:
номер:*177-04885-000100*
дата выдачи: *13.03.2001*
срок действия лицензия: *без ограничения срока действия*
наименование органа выдавшего лицензию: *Федеральная комиссия по рынку ценных бумаг*
Количество обыкновенных акций: *110 596 183*

6) *(номинальный держатель)*
Полное фирменное наименование: *"ИНГ Банк (ЕВРАЗИЯ) ЗАО" (Закрытое акционерное общество)*
Сокращенное фирменное наименование: *ИНГ Банк (ЕВРАЗИЯ)*
Место нахождения: *127473, г.Москва, ул.Краснопролетарская, д.36*
Контактный телефон: *(495)755-54-00* факс: *(495)755-54-99*
Адрес электронной почты: *Natalia.Sidorova@ingbank.com*
Лицензия профессионального участника ценных бумаг:
номер:*177-03728-000100*
дата выдачи: *07.12.2000*
срок действия лицензия: *без ограничения срока действия*
наименование органа выдавшего лицензию: *Федеральная комиссия по рынку ценных бумаг*
Количество обыкновенных акций: *110 555 761*

6.3. Сведения о доле участия государства или муниципального образования в уставном (складочном) капитале (паевом фонде) эмитента, наличии специального права ("золотой акции")

№	полное фирменное наименование (для юридического лица - коммерческой организации) или наименование (для юридического лица - некоммерческой организации), либо фамилия, имя, отчество (для физического лица) управляющего государственным, муниципальным пакетом акций, а также лица, которое от имени Российской Федерации, субъекта Российской Федерации или муниципального образования осуществляет функции участника (акционера) эмитента	место нахождения	доля лица в уставном (складочном) капитале (паевом фонде) эмитента
1	Специализированное государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального Имущества»	119049, г.Москва, Ленинский проспект, д.9	7,193740 %
2	Государственное учреждение	123824, г.Москва,	0,004040 %

	Управление Федеральной почтовой связи Московской области	ул.Народного ополчения, д.29, корп.2	
3	Комитет по управлению имуществом г.Калуги	248002, г.Калуга, ул.Салтыкова-Щедрина, д.8	0,000106 %
4	Калужская область в лице Министерства экономического развития Калужской области	248600, г.Калуга, ул.Луначарского, д.64	0,000011 %

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом – акционерным обществом («золотой акции»): ***не предусмотрено.***

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента

В соответствии с пунктом 8.12. Устава ОАО «ЦентрТелеком»:

"в случае если акционер Общества имеет намерение самостоятельно или совместно со своим аффилированным лицом (лицами) приобрести 30 и более процентов размещенных обыкновенных акций Общества, то данный акционер обязан не ранее чем за 90 дней и не позднее чем за 30 дней до даты приобретения акций направить в Общество письменное уведомление о намерении приобрести указанные акции. После совершения данной сделки (сделок) по приобретению акций этот акционер в течение 30 дней с даты приобретения обязан предложить акционерам Общества продать ему принадлежащие им обыкновенные акции Общества и эмиссионные ценные бумаги, конвертируемые в обыкновенные акции по рыночной цене, но не ниже их средневзвешенной цены за шесть месяцев, предшествующих дате приобретения".

В соответствии с Законом Российской Федерации "О конкуренции и ограничении монополистической деятельности на товарных рынках" существуют следующие ограничения в обращении эмиссионных ценных бумаг эмитента на вторичном рынке: с предварительного согласия федерального антимонопольного органа на основании ходатайства юридического или физического лица осуществляется приобретение лицом (группой лиц) акций (долей) с правом голоса в уставном капитале хозяйственного общества, при котором такое лицо (группа лиц) получает право распоряжаться более чем 20 процентами указанных акций (долей).

Ограничения на долю участия иностранных лиц в уставном капитале эмитента отсутствуют.

Иные ограничения, связанные с участием в уставном (складочном) капитале (паевом фонде) эмитента отсутствуют.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций

№ п/п	полное и сокращенное фирменные наименования (для некоммерческой организации - наименование) юридического лица или фамилия, имя, отчество физического лица	доля лица в уставном (складочном) капитале (паевом фонде) эмитента	доля принадлежавших указанному лицу обыкновенных акций эмитента
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **12 мая 2000 года***			
1.	Российский Фонд Федерального	22 %	27,40 %

	Имущества		
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,45 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **16 апреля 2001 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,4 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **07 января 2002 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,4 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **18 апреля 2002 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,4 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **17 декабря 2002 года***			
1.	Российский Фонд Федерального Имущества	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **05 мая 2003 года***			
1.	Российский Фонд Федерального Имущества	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %

*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **23 апреля 2004 года***			
1.	Специализированное государственное учреждение при Правительстве Российской Федерации "Российский Фонд Федерального Имущества"	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
*Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: **13 мая 2005 года***			
1.	Специализированное государственное учреждение при Правительстве Российской Федерации "Российский Фонд Федерального Имущества"	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

Общее количество сделок: *9 (девять).*

Общая сумма совершенных сделок с заинтересованностью*: 1 079 389 391, 12 рублей.*

Все сделки одобрены Советом директоров Общества.

Сделок (группы взаимосвязанных сделок), цена которых составляет 5 и более процентов балансовой стоимости активов эмитента, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, ***не совершалось.***

Сделок (группы взаимосвязанных сделок), в совершении которых имелась заинтересованность и решение об одобрении которых Советом директоров или общим собранием акционеров эмитента не принималось в случаях, когда такое одобрение является обязательным в соответствии с законодательством Российской Федерации, ***не совершалось.***

6.7. Сведения о размере дебиторской задолженности

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 6.7. «Сведения о размере дебиторской задолженности», не указывается.

VII. Бухгалтерская отчетность эмитента и иная финансовая информация

7.1. Годовая бухгалтерская отчётность эмитента

Годовая бухгалтерская отчетность эмитента за последний завершенный финансовый год (2005) будет включена в состав ежеквартального отчета за первый квартал.

7.2. Квартальная бухгалтерская отчётность эмитента за последний завершенный отчётный квартал

В состав ежеквартального отчета за четвертый квартал квартальная бухгалтерская отчетность эмитента не включается.

7.3. Сводная бухгалтерская отчётность эмитента за последний завершенный финансовый год

Сводная (консолидированная) бухгалтерская отчетность не составляется, т.к. нет требований ОАО "Связьинвеста"- основного акционера.

7.4. Сведения об учетной политике эмитента

В отчетном квартале изменения в учетную политику Общества не вносились.

7.5. Сведения об общей доле экспорта, а также о доле, которую составляет экспорт в общем объеме продаж

В ежеквартальном отчете за четвертый квартал информация, содержащаяся в пункте 7.5. «Сведения об общей доле экспорта, а также о доле, которую составляет экспорт в общем объеме продаж», не указывается.

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года

Сведения об общей стоимости недвижимого имущества и величина начисленной амортизации будут представлены после составления Годовой бухгалтерской отчетности за 2005 год.

Данные о недвижимом имуществе, по которому производилась оценка независимым оценщиком в период с 01.01.05г. по 01.01.06г..

Недвижимое имущество, оценка по которому производилась, но изменений в составе недвижимого имущества не произошло:

№	Наименование объекта	Дата оценки (число/месяц/год)	Оценочная стоимость (тыс.руб.)
1	Здание АТС	14.02.05	266,00
2	Здание гаража	14.02.05	21,30
3	Здание АТС	02.02.05	192,80
4	Здание гаража	02.02.05	19,50
5	Здание гаража на 2 бокса	02.02.05	16,80
6	Здание пристройки участка связи	02.02.05	31,10
7	Здание сарая-склада	02.02.05	34,20
8	Здание энергобазы	02.02.05	16,30
9	Земельный участок	20.04.05	25,60
10	Административное здание	16.02.05	278,70
11	Здание АТС	28.02.05	90,00
12	Земельный участок	28.02.05	11,80
13	Здание бытового корпуса	01.03.05	216,60
14	Административное здание	01.03.05	1 963,40
15	Здание производственного цеха	01.03.05	2 738,50
16	Здание пилорамы	01.03.05	77,20
17	Здание гаража	01.03.05	757,00

18	Здание склада	01.03.05	930,10
19	Земельный участок	01.03.05	2 317,80
20	Трехкомнатная квартира	02.06.05	643,80
21	Однокомнатная квартира	02.06.05	302,00
22	Однокомнатная квартира	02.06.05	330,00
23	Нежилые помещения на 1 и 2 этажах 3-х этажного административного здания	21.06.05	18 071,19
24	Квартира	22.06.05	794,10
25	Земельный участок площадь 304 кв.м (долгосрочная аренда 5 лет)	24.01.05	22,00
26	Энергобаза	02.02.05	30,20
27	Здание телефон-телеграф	30.05.05	218,00
28	Здание дизельной	30.05.05	32,00
29	Производственная база	01.03.05	2 151,00
30	Здание радиоузла	19.08.05	5 636,00
31	Здание переговорного пункта	19.10.05	53220,00
32	Здание ЛТУ	19.10.05	43352,00
33	3-х комнатная квартира в жилом доме	26.10.05	126521,00
34	Здание гаража, склада	21.04.05	99,00
35	Здание гаража (Лит. В)	14.04.05	347,00
36	Здание гаража (Лит. Е)	14.04.05	152,00
37	Котельная с подсобными помещениями	14.04.05	236,00
38	Проходная на территории комплекса Алтай-3М	14.04.05	133,00
39	Здание детского сада	10.06.05	13 543,00
40	Здание общежития	10.06.05	10 649,00
41	Здание гаража (Лит В)	05.04.05	1 345,00
42	Здание гаража (Лит Д)	05.04.05	380,37
43	Незавершенное строительством здание пристройки к АТС	05.04.05	597,00
44	Монтерский домик	19.05.2005 новая оценка 23.12.05	39,00 40,30
45	Гараж	19.05.2005 новая оценка 23.12.05	277 311,5
46	Склад	19.05.2005 новая оценка 23.12.05	56 61,30
47	Конюшня	19.05.2005 новая оценка 23.12.05	11 14,5
48	Контора	19.05.2005 новая оценка 23.12.05	45 50,0
49	Двухкомнатная квартира	25.01.05	350,00
50	1/3 доля здания магазина	25.05.05	17,00
51	Здание радиоузла	11.08.05	81,49
52	Здание радиоузла	31.08.05	36,50
53	Здание бывшего ЭТУС	15.06.05	68,00
54	Здание бывшего УЭС	04.10.05	40,00
55	Часть здания цеха	04.10.05	204,00
56	Часть здания цеха	04.10.05	306,00

57	Здание склада	10.08.05	122,8
58	Здание гаража	10.08.05	248,2
59	Монтерский дом, лит.А,а	24.10.05	45,00
60	Гараж, лит.Г	24.10.05	82,00
61	Склад, лит.Г1	24.10.05	19,50
62	Нежилое здание (гараж), лит.Б	28.11.05	53,00
63	Квартира	13.12.05	630,00
64	Часть Административного здания (10002)	04.10.05	1436,60
65	Здание ЭТУС -Общежитие (100007)	10.03.05	92,50
66	3-х комнатная квартира	27.09.05	1762,90
67	Административное здание	27.09.05	995,20
68	Производственное здание	14.12.05	60,80
69	Производственное здание	14.12.05	40,60

Недвижимое имущество, по которому производилась оценка и в результате произошло выбытие недвижимого имущества:

№	Наименование объекта	Дата оценки (число/месяц/ год)	Дата выбытия (число/месяц/ год)	Стоимость на дату выбытия (тыс.руб.)		
				балансовая	остаточная	оценочная
1	Корпус с мансардой	22.03.05	06.06.05	157,00	13,00	95,00
2	Дом щитовой	23.03.05	06.06.05	42,00	0,00	8,00
3	Деревянный дом	23.03.05	06.06.05	133,00	74,00	98,00
4	Дом щитовой	23.03.05	06.06.05	105,00	13,00	6,00
5	Дом рыбака	23.03.05	06.06.05	124,00	93,00	74,00
6	Нежилое помещение - радиоузел-	18.05.05	30.06.05	77,20	0,00	269,00
7	Отдельно стоящее здание	15.03.05	23.06.05	46,50	27,30	29,50
8	Здание энергобазы (100047)	15.02.05	30.06.05	12,73	0,00	4,27
9	Производственное здание (100048)	15.02.05	30.06.05	44,14	4,37	17,20
10	Здание пилорамы	06.04.05	30.06.05	64,81	7,43	52,54
11	Часть здания столярного цеха, 2 этажа	06.04.05	30.06.05	215,90	157,39	194,92
12	Здание ремонтной мастерской	02.09.04	28.03.05	3 204,00	2 579, 5	2 661,00
13	Здание мойки	02.09.04	28.03.05	246, 5	198, 5	210,00
14	Здание диспетчерской	02.09.04	28.03.05	36,20	21, 6	57,00
15	Однокомнатная квартира	25.01.05	15.09.05	280,81		370,00
16	Монтерский дом	20.01.05	Договор купли-продажи от 06.07.05	93,60	18,90	290,00
17	Гараж			19,20	3,90	

18	Здание радиоузла (д. Глазово)	28.01.05	30.06.05	154,80	0,00	43,22
19	Административное здание ЭТУС	24.01.05	09.09.05	108,10	14,80	67,40
20	Здание пристройки	06.12.04	06.09.05	342,70	302,60	304,70
21	Здание АТС	16.02.05	06.09.05	607,20	0,00	300,00
22	Здание гаража	16.02.05	06.09.05	263,50	213,70	217,00
23	Здание гаража	16.02.05	06.09.05	88,90	45,20	46,30
24	Здание складских помещений	16.02.05	06.09.05	15,60	4,80	24,40
25	Нежилое здание склада	02.09.04	15.02.05	109,8	43,2	10,6
26	Нежилое здание склада	02.09.04	15.02.05	46	3,8	59
27	Нежилое здание отделения связи	02.09.04	15.02.05	183,3		24,6
28	Нежилое здание гаража	02.09.04	15.02.05	69,3	13,2	24
29	Цех деревообработки, гараж (лит. А,А1), общей площадью 690,30 кв.м., с хозяйственными постройками: лит. Г1, Г2, Г3, Г4, Г5.	15.06.05	Договор купли-продажи подписан 07.12.2005	1287,80	1014,10	1349,15
30	Нежилое здание линейно- технического цеха РУЭС, лит.А	01.04.05	02.12.05	221,58	0,00	106,5 (с НДС)
31	Гараж, лит.А	01.04.05	02.12.05	39,80	0,00	65,52 (с НДС)
32	2- комнатная квартира	25.02.05	21.10.05	613,25	603,01	620,00
33	4-комнатная квартира	27.01.05	27.09.05	287,09	278,22	441,00
34	Гараж-склад	10.03.05	05.10.05	133,2	60,8	165,3
35	Котельная	22.11.04	08.11.05	25,60	9,60	335,40
36	Здание гаража	16.02.05	07.11.05	9,18	0,00	12,80
37	Земельный участок	20.04.05	07.11.05	12,30	12,30	12,30
38	Здание гаража	02.02.05	01.12.05	14,20	4,30	13,70
39	Здание монтерской	02.02.05	01.12.05	10,80	3,30	19,80
40	Здание склада	02.02.05	01.12.05	7,00	2,10	15,20
41	Нежилое помещение (аккумуляторная)	02.02.05	01.12.05	8,30	2,50	17,80
42	Земельный участок	08.06.05	12.12.05	41,90	41,90	44,30
43	Пристройка к зданию	11.05.05	07.12.05	565,90	406,80	2470,00
44	Часть здания,нежилое помещение	26.11.04	28.06.05	63,00	0,00	82,60
45	Монтёрский дом /жилой / 2-х комнатная квартира	26.11.04	03.08.05	17,00	17,00	14,50
46	Жилой дом	15.03.05	15.12.05	93,79	80,00	83,00
47	Здание трансформаторной подстанции Радиоузла (100003)	20.09.05	28.12.05	23,10	0,00	25,40

Недвижимое имущество, по которому производилась оценка и произошла постановка на баланс

№	Наименование объекта	Дата оценки (число/месяц/год)	Дата приобретения (число/месяц/год)	Стоимость на дату приобретения (тыс.руб.)		
				балансовая	остаточная	оценочная
1	Встроенное помещение №243, незавершенное строительство, площадь 62,7 кв.м.	02.08.04	30.05.05	-	-	627,00
2	Здание магазина № 1, одноэтажное (87/1000 доли)	09.07.04	15.06.05	203,71	203,71	120,00
3	Однокомнатная квартира	26.11.04	Договор купли-продажи № 418 от 22.08.2005г. (дата регистрации 03.10.2005г.)	310,60	310,60	295,00
4	Земельный участок	20.07.05	30.08.05	185,00		185,00
5	Земельный участок	20.07.05	30.08.05	2,60		2,60
6	Земельный участок	20.07.05	30.08.05	1,20		1,20
7	Здание гаражей (100099)	14.11.05	в результате инвентаризации 30.11.2005			28,70
8	Здание радиотрансляционного узла ОУС-6 (100098)	30.11.05	в результате инвентаризации 30.11.2005			597,70
9	Здание ЛТУ (100057)	18.11.05	в результате инвентаризации 25.11.2005			113,60
10	Здание АТС (100058)	28.11.05	в результате инвентаризации 30.11.2005			198,10
11	Нежилое здание АТС (101138)	20.12.05	29.12.2005	37,90		30,40
12	Здание АТС-36	04.03.05	31.03.05	4 186,00	4 165,07	4 186,00
13	Здание гаражей	15.03.05	31.03.05	210,00	208,69	210,00

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента

Участие эмитента в судебных процессах, в течение трех лет, предшествующих дате окончания отчетного квартала:

Эмитент считаем, что к существенным искам могут быть отнесены:

- иски, цена которых равна или превышает 10 процентов балансовой стоимости активов ОАО «ЦентрТелеком», что на 30 сентября 2005 года составляет 4 438 729 тыс. руб.;

- иски, которые препятствуют осуществлению хозяйственной деятельности или направлены на её запрещение или прекращение (иски о ликвидации, о признании ОАО «ЦентрТелеком» и его дочерних и зависимых обществ несостоятельными (банкротами), об

отчуждении имущества (активов), об оспаривании прав из лицензий, патентов, о взыскании задолженности по налогам и сборам в бюджет и внебюджетные фонды в существенном размере).

В 4-ом квартале 2005 года, а также в течение трёх лет, предшествующих дате окончания отчётного квартала, ОАО «ЦентрТелеком» не принимало участие в существенных судебных процессах, которые могут (могли) отразиться на его финансово-хозяйственной деятельности.

Дополнительно сообщаем, что ОАО «ЦентрТелеком» за 3 года, предшествующих дате окончания отчётного квартала, участвовало или участвует на дату окончания отчётного квартала в качестве истца или ответчика в следующих судебных разбирательствах, по которым максимальный риск потенциального убытка превышал или превышает 5 млн. рублей:

1. В 2003 году Арбитражными судами Московского округа было отказано в удовлетворении двух исковых заявлений, предъявленных от имени и в интересах ОАО "ЦентрТелеком" о взыскании с Российской Федерации в лице Министерства финансов за счет казны Российской Федерации 8 058 тыс. руб. и 5 975 тыс. руб. расходов, связанных с предоставлением Московским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам.

В первом случае суд посчитал, что не подтверждены документальными доказательствами утверждения истца о бездействии ответчиков; во втором случае судебными инстанциями было установлено, что в федеральном бюджете на 2001 и 2002 годы средства на компенсацию затрат предприятий связи были предусмотрены не в полном объеме. Суд счёл, что при таких обстоятельствах отсутствуют основания для удовлетворения вышеуказанных исков.

ОАО "ЦентрТелеком" была направлена жалоба в Высший Арбитражный Суд Российской Федерации о пересмотре этих судебных актов в порядке надзора, но судьями ВАС РФ были вынесены определения об отказе в передаче в Президиум ВАС РФ решений Арбитражного суда г. Москвы и постановлений ФАС Московского округа для пересмотра в порядке надзора.

В 2004 году в Арбитражный суд г. Москвы ОАО «ЦентрТелеком» были направлены заявления о пересмотре решений по вновь открывшимся обстоятельствам (в качестве вновь открывшего обстоятельства было приведено вынесенное Конституционным Судом Российской Федерации определение от 11.05.2004 об отказе в принятии к рассмотрению жалобы ОАО «ЦентрТелеком» на нарушения конституционных прав и свобод ст. 30 ФЗ от 16.02.1995 «О связи» и п. 2 ст. 180 Бюджетного Кодекса РФ»).

Определением суда от 27.09.04, оставленным без изменения постановлением апелляционной инстанции от 01.02.05 и постановлением кассационной инстанции от 26.04.05, в удовлетворении заявлений отказано. Судебные акты мотивированы тем, что ссылки заявителя на приведенные в мотивировочной части определения КС РФ обстоятельства, не связанные с порядком применения федеральных законов и не реализацией судом задач судопроизводства, не могут в силу п. 1 ст. 311 Арбитражного процессуального кодекса Российской Федерации рассматриваться в качестве вновь открывшихся обстоятельств.

2. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» в декабре 2003 года было подано исковое заявление о взыскании с Российской Федерации в лице Министерства финансов РФ убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тульским филиалом льгот по оплате услуг связи ветеранам. Цена иска составляла 92 989 тыс. руб.

24.05.2004 Арбитражный суд г. Москвы рассмотрел вышеуказанный иск к Российской Федерации, удовлетворив исковые требования ОАО "ЦентрТелеком" о взыскании указанной суммы с Министерства финансов. Апелляционная инстанция постановлением от 01.09.04. апелляционную жалобу Министерства финансов Российской Федерации удовлетворила, а в иске ОАО "ЦентрТелеком" отказала. 25 октября 2004 года кассационная инстанция оставила постановление апелляционной инстанции без изменения, а кассационную жалобу ОАО «ЦентрТелеком» без удовлетворения.

18.03.2005 в Конституционный Суд Российской Федерации ОАО «ЦентрТелеком» направлена жалоба на нарушение конституционных прав, в которой заявитель просит КС РФ

проверить конституционность пункта 2 статьи 124 ГК РФ в том толковании, в котором его применили федеральные арбитражные суды Московского округа в деле ОАО «ЦентрТелеком».

Определением КС РФ от 05 июля 2005 года в принятии жалобы ОАО «ЦентрТелеком» отказано.

3. 13 мая 2004 года Арбитражным судом г. Москвы было вынесено решение об удовлетворении иска, предъявленного от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов, Министерства труда и социального развития России, Управления социальной защиты населения Тамбовской области о взыскании 10 432 тыс. руб. убытков, понесённых в результате предоставления Тамбовским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Апелляционная и кассационная инстанции оставили решение суда первой инстанции без изменения. Министерством труда и социального развития было подано заявление в Высший Арбитражный Суд Российской Федерации о пересмотре вышеуказанных судебных актов в порядке надзора. Определением ВАС РФ заявителю было отказано в направлении судебных дел в Президиум ВАС РФ для пересмотра в порядке надзора. Исполнительный лист исполнен в установленном порядке в 2004 году.

4. 28 июня 2004 года Арбитражным судом Воронежской области по предъявленному Воронежским филиалом ОАО «ЦентрТелеком» иску было принято решение о взыскании с казны Российской Федерации убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением льгот по оплате услуг связи отдельным категориям граждан, в размере 10 607 тыс. руб. Исполнительный лист исполнен в установленном порядке в 2005 году.

5. Воронежским филиалом ОАО «ЦентрТелеком» в Арбитражный суд Воронежской области в 2004 году было предъявлено 3 иска на общую сумму 49 708 тыс. руб. о взыскании с казны Российской Федерации убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением льгот по оплате услуг связи отдельным категориям граждан по законам «О ветеранах», «О социальной защите инвалидов в Российской Федерации» и Закону «О социальной защите граждан, подвергшихся воздействию радиации вследствие аварии на Чернобыльской АЭС». Иски удовлетворены судом первой инстанции решениями от 15.12.04 и 21.12.04. Исполнительные листы исполнены в установленном порядке в 2005 году.

6. Воронежским филиалом ОАО «ЦентрТелеком» в Арбитражный суд Воронежской области в 2003 году был предъявлен иск о взыскании с казны Российской Федерации убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением льгот по оплате услуг связи отдельным категориям граждан. Цена иска составляла 20 646 тыс. руб. Иск удовлетворён решением суда первой инстанции. Исполнительный лист исполнен в установленном порядке.

7. В 2003 году Московский филиал ОАО «ЦентрТелеком» предъявил иск к Московской областной регистрационной палате и Муниципальному образованию «Чеховский район Московской области» в лице Администрации района о признании недействительным зарегистрированного права собственности Муниципального образования на городскую телефонную и радиотрансляционную сеть, принадлежащих ОАО «ЦентрТелеком», и признании права собственности ОАО «ЦентрТелеком».

Остаточная стоимость объектов на дату подачи иска составляла 8 041 тыс. руб.

Решением суда первой инстанции от 15.04.2004 исковые требования ОАО «ЦентрТелеком» были удовлетворены.

Однако Федеральный Арбитражный суд Московского округа счёл, что суд первой инстанции не исследовал надлежащим образом все обстоятельства, имеющие значение для рассмотрения дела по существу и вынесения решения.

Постановлением ФАС МО от 07 июля 2004 года Решение Арбитражного суда Московской области от 15 апреля 2004 года было отменено и дело направлено на новое рассмотрение в суд первой инстанции.

Решением суда первой инстанции от 13.10.2005 исковые требования ОАО «ЦентрТелеком» вновь удовлетворены.

8. В 2003-2004 годах ФГУП «Российская телевизионная и радиовещательная сеть» (ФГУП «РТРС») предъявило к ОАО «ЦентрТелеком» три иска о признании недействительной приватизации компаний электросвязи, присоединённых в результате реорганизации к ОАО «ЦентрТелеком», в части передачи им имущества телерадиопередающих центров:

1) В Арбитражный суд Калужской области ФГУП «РТРС» предъявило иск о признании п. 6.1. Устава ОАО «ЦентрТелеком» недействительным в части включения в уставный капитал ОАО «ЦентрТелеком» четырёх объектов: башни в г. Малоярославце, РЛС Киров-Манино-Людиново, РЛС Манино-Бетлица, РЛС Киров-Новоалександровский Калужской области. Остаточная стоимость имущества в 2004 году составляла 747 937 руб. 03 коп., хотя иск был заявлен на общую сумму 27 438 тыс. руб., что составляло стоимость имущества на 01.07.92 без переоценки.

В качестве третьего лица, заявляющего самостоятельные требования, в деле приняло участие Территориальное управление Министерства имущества России.

Решением суда первой инстанции от 25.06.2004 в иске ФГУП «РТРС» отказано.

Апелляционная инстанция решение суда первой инстанции отменила и вынесла новое решение об удовлетворении иска ФГУП «РТРС».

05 ноября 2004 г. кассационная инстанция постановление суда апелляционной инстанции отменила и решение суда первой инстанции от 25.06.2004 об отказе ФГУП «РТРС» в иске оставила без изменения.

2) В Арбитражный суд Московской области в 2004 году был предъявлен иск о применении последствий ничтожной сделки приватизации ГПСИ «Россвязьинформ» Московской области в части включения в уставной капитал ОАО «ЦентрТелеком» здания телетранслятора в г. Ступино Московской области и возврата его в государственную собственность Российской Федерации. Остаточная стоимость здания на дату подачи иска была равна нулю (износ 100%).

Решением Арбитражного суда Московской области от 09.08.04 в удовлетворении иска ФГУП «РТРС» отказано.

Постановлением ФАС МО от 09.12.04 решение суда первой инстанции отменено, дело направлено на новое рассмотрение в суд первой инстанции.

Решением Арбитражного суда Московской области от 14.03.05 в удовлетворении иска ФГУП «РТРС» вновь отказано.

Постановлением ФАС МО от 13 июля 2005 года решение Арбитражного суда Московской области от 14 марта 2005 года оставлено без изменения, а кассационная жалоба ФГУП «Российская телевизионная и радиовещательная сеть» - без удовлетворения.

3) 15 мая 2003 года был предъявлен иск о применении последствий недействительности ничтожной сделки в части включения в уставный капитал ОАО «Электросвязь» Рязанской области здания ОРТПЦ, находящегося в г. Рязани. Остаточная стоимость здания на 01.10.2001 составляла 397,54 тыс. руб. Решением суда первой инстанции от 14.01.2004 в иске ФГУП «РТРС» отказано. Постановлениями апелляционной и кассационной инстанции решение суда первой инстанции оставлено без изменения.

9. Государственное учреждение - Управление федеральной почтовой связи Московской области (далее – ГУ УФПС МО) предъявило в Арбитражный суд Московской области исковое заявление о признании недействительным зарегистрированного ОАО «ЦентрТелеком» права собственности на помещения, расположенные по адресу: Московская область, г. Талдом, ул. Собцова, д. 1, общей площадью 524,1 кв.м.

Арбитражным судом Московской области 28.12.04 в удовлетворении иска ГУ УФПС МО отказано. Постановлением апелляционной инстанции от 04.04.05 решение Арбитражного суда Московской области от 22.12.04 оставлено без изменения, а апелляционная жалоба ГУ УФПС МО - без удовлетворения.

Постановлением ФАС МО от 01 августа 2005 года решение Арбитражного суда Московской области от 28.12.04 и Постановление Десятого арбитражного апелляционного суда от 04 апреля 2005 года оставлено без изменения, а кассационная жалоба ГУ УФПС МО – без удовлетворения.

Определением ВАС РФ в направлении данного дела в Президиум ВАС РФ отказано.

10. Комитетом по управлению имуществом Истринского района Московской области (далее – КУИ Истринского района) в Истринский городской суд 25.01.2005 направлено заявление о признании права муниципальной собственности на имущество, состоящее из кабельной канализации телефонной сети протяженностью 31 387,85 м и кабельных колодцев в количестве 339 штук, расположенное по адресу: Московская область, г. Истра.

Решением суда первой инстанции от 09 сентября 2005 года исковые требования КУИ Истринского района удовлетворены.

Определением Коллегии Московского областного суда по гражданским делам от 28.11.2005 вышеуказанное решение отменено, дело направлено на новое рассмотрение в суд первой инстанции.

11. ОАО «ЦентрТелеком» в Арбитражный суд Московской области был предъявлен иск о признании недействительным отказа ГУ ФРС по Московской области в регистрации права собственности ОАО «ЦентрТелеком» на линейно-кабельные сооружения связи, расположенные в г. Истра, и обязании осуществить государственную регистрацию прав на это имущество. Иск находится в стадии рассмотрения.

12. ОАО «ЦентрТелеком» в Арбитражный суд Ярославской области 01 июня 2005 года предъявлен иск к ЗАО «Региональная компания связи» о взыскании 83 753 тыс. руб. по договору поручительства.

Решением Арбитражного суда Ярославской области от 29 сентября 2005 года с ЗАО «Региональная компания связи» в пользу ОАО «ЦентрТелеком» взыскано 61 590 тыс. руб., в части взыскания 22 163 тыс. руб. процентов - отказано. Получен исполнительный лист.

13. В 3-ем квартале 2005 года к Липецкому филиалу ОАО «ЦентрТелеком» был предъявлен иск гражданином Казьминым В. Д. о понуждении к исполнению договора о пользовании телефонной связью и взыскании компенсации морального вреда в сумме 30 млн. рублей. 15 сентября 2005 года Октябрьским районным судом г. Липецка вынесено решение об отказе в удовлетворении требований Казьмина В.Д. в части понуждения к исполнению договора и с ОАО «ЦентрТелеком» взыскана компенсация морального вреда в сумме 1000 руб. В удовлетворении кассационной жалобы гр. Казьмину В.Д. отказано, решение суда первой инстанции оставлено без изменения.

14. В 2005 году в Арбитражный суд Московской области ОАО «МГТС» было направлено заявление о взыскании с ОАО «ЦентрТелеком» суммы неосновательного обогащения в размере 8,7 млн. рублей.

Решением суда от 13.12.2005 исковые требования ОАО «МГТС» удовлетворены.

13 января 2006 года ОАО «ЦентрТелеком» предъявлена апелляционная жалоба, которая находится в стадии рассмотрения.

15. 15 июля 2005 года Министерством финансов Российской Федерации в Арбитражный суд Московской области к ОАО «ЦентрТелеком» был предъявлен иск о взыскании в федеральный бюджет 458 638 тыс. руб. по долговому обязательству выделенной кредитной линии. Иск находится в стадии рассмотрения.

16. 04 августа 2005 года в Арбитражный суд Московской области ООО «НТК» предъявлен иск о признании недействительным зарегистрированного за ОАО «ЦентрТелеком» права собственности на линейно-кабельные сооружения связи, расположенные в г. Ногинске Московской области.

Решением суда от 14.11.2005г. в удовлетворении иска ООО «НТК» отказано. На данное решение ООО «НТК» подана апелляционная жалоба, которая находится в стадии рассмотрения.

17. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тульским филиалом ОАО «ЦентрТелеком» в 2003 году льгот по оплате услуг связи ветеранам. Цена иска составляет 17 025 тыс. руб. Судом первой инстанции в удовлетворении исковых требований отказано. Постановлением апелляционной инстанции от 16.06.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба ОАО «ЦентрТелеком» без удовлетворения. Постановлением ФАС МО от 13 сентября 2005 года решение суда первой инстанции и постановление апелляционной инстанции отменено, дело направлено на новое рассмотрение в суд первой инстанции. Решением суда первой инстанции в 4–ом квартале 2005 г. исковые требования ОАО «ЦентрТелеком» удовлетворены.

18. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Брянским филиалом ОАО «ЦентрТелеком» в течение 2001-2003 г.г. льгот по оплате услуг связи

ветеранам. Цена иска составляет 28 164 тыс. руб. Решением Арбитражного суда г. Москвы от 18.02.05 вышеуказанная сумма взыскана с Министерства финансов России за счет средств казны Российской Федерации. Постановлением апелляционной инстанции от 25.05.2005 апелляционная жалоба Министерства финансов была удовлетворена, решение суда первой инстанции отменено, в иске ОАО «ЦентрТелеком» отказано. ФАС МО Постановлением от 12 августа 2005 года отменил постановление апелляционной инстанции и оставил решение суда первой инстанции от 18 февраля 2005 года в силе, удовлетворив исковые требования ОАО «ЦентрТелеком». В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

19. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Ивановским филиалом ОАО «ЦентрТелеком» в течение 2001-2003г.г. льгот по оплате услуг связи ветеранам. Цена иска составляет 20 137 тыс. руб. Судом первой инстанции в удовлетворении иска отказано. Постановлением апелляционной инстанции решение суда первой инстанции оставлено без изменения, а апелляционная жалоба ОАО «ЦентрТелеком» без удовлетворения. Кассационная инстанция 24.05.05 отменила постановление апелляционной инстанции и решение суда первой инстанции и направила дело на новое рассмотрение. Решением суда первой инстанции от 30 августа 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

20. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тверским филиалом ОАО «ЦентрТелеком» в 2003 году льгот по оплате услуг связи ветеранам и инвалидам. Цена иска составляет 19 711 тыс. руб. Решением суда первой инстанции, оставленным без изменения апелляционной инстанцией, в удовлетворении иска отказано. Постановлением ФАС МО от 04 августа 2005 года решение суда первой инстанции и постановление апелляционной инстанции отменено, исковые требования ОАО «ЦентрТелеком» удовлетворены. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

21. 23.12.04 в Арбитражный суд Ярославской области от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Верхневолжским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам и инвалидам. Цена иска составляет 38 211 тыс. руб. Решением суда первой инстанции от 27.06.05 исковые требования ОАО «ЦентрТелеком» удовлетворёны частично в размере 32 779 тыс. руб. Апелляционная инстанция оставила решение суда первой инстанции без изменения, а апелляционную жалобу Минфина РФ - без удовлетворения. В 4-ом квартале 2005 года с казны Ярославской области взыскано 9 977 тыс. руб. Исполнительный лист для взыскания с казны Российской Федерации 22 801 тыс. руб. в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

22. В 1-ом квартале 2005 года в Арбитражный суд Смоленской области от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Смоленским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 53 326 тыс. руб. Решением суда первой инстанции от 04.05.2005 иск удовлетворён. Постановлением апелляционной инстанции от 01 сентября 2005 года решение суда первой инстанции оставлено без изменения, а апелляционная жалоба Минфина РФ – без удовлетворения. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

23. В конце 2004 года от имени и в интересах ОАО «ЦентрТелеком» в Арбитражный суд г. Москвы к Российской Федерации в лице Министерства труда и социального развития Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» в 2001-2003 гг. льгот по оплате услуг связи ветеранам. Цена иска 217 306 тыс. руб. Решением суда первой инстанции от 16.02.05 исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением апелляционной инстанции от 22.04.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба третьего лица - Министерства здравоохранения и социального развития Российской Федерации - без удовлетворения. Был выдан исполнительный лист, который направлен ОАО «ЦентрТелеком» в Министерство финансов Российской Федерации для исполнения в установленном порядке, однако, одновременно с вышеизложенным, Министерством здравоохранения и социального развития Российской Федерации была предъявлена кассационная жалоба. Постановлением ФАС МО от 19 июля 2005 года решение суда первой инстанции и постановление суда апелляционной инстанции оставлены без изменения, а кассационная жалоба – без удовлетворения. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

24. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» в 2001-2003 гг. льгот по оплате услуг связи ветеранам. Цена иска 144 758 тыс. руб.

Решением Арбитражного суда г. Москвы от 06.04.05 исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением апелляционной инстанции от 16.06.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба без удовлетворения.

В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

25. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» в 2001-2003 гг. льгот по оплате услуг связи ветеранам. Цена иска составляет 261 602 тыс. руб. Судом первой инстанции в удовлетворении иска отказано. Постановлением апелляционной инстанции решение суда первой инстанции отменено, исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением кассационной инстанции от 29 августа 2005 года постановление апелляционной инстанции оставлено без изменения, а кассационные жалобы Министерства финансов РФ и Министерства труда и социального развития РФ - без удовлетворения. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

26. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи отдельным категориям граждан. Цена иска составляет 11 784 тыс. руб. Решением суда первой инстанции от 09.06.05 исковые требования ОАО «ЦентрТелеком» удовлетворены. Исполнительный лист исполнен.

27. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи отдельным категориям граждан. Цена иска составляет 4 801 тыс. руб. Решением суда первой инстанции исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением апелляционной инстанции от 06.07.05 решение суда первой инстанции оставлено без

изменения, а апелляционная жалоба Министерства труда и социального развития Российской Федерации - без удовлетворения. Был выдан исполнительный лист, который направлен ОАО «ЦентрТелеком» в Министерство финансов Российской Федерации для исполнения в установленном порядке, однако, одновременно с вышеизложенным, Министерством труда и социального развития Российской Федерации была предъявлена кассационная жалоба. Постановлением ФАС МО от 23 августа 2005 года решение суда первой инстанции и постановление суда апелляционной инстанции оставлены без изменения, а кассационная жалоба – без удовлетворения. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

28. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тамбовским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 15 322 тыс. руб. Решением суда первой инстанции от 25 июля 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены. Решение суда вступило в законную силу. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

29. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации 19 июля 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением в 2003 году Белгородским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 20 791 тыс. руб. Решением суда первой инстанции от 21 сентября 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

30. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации в августе 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 15 991 тыс. руб. Решением суда первой инстанции исковые требования ОАО «ЦентрТелеком» удовлетворены. Получен исполнительный лист.

31. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в третьем квартале 2005 года было предъявлено 2 иска о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Калужским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Общая цена исков составляет 54 017 тыс. руб. Исковые требования ОАО «ЦентрТелеком» удовлетворены судом первой инстанции.

32. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в 3-ем квартале 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 17 328 тыс. руб. Судом первой инстанции исковые требования ОАО «ЦентрТелеком» удовлетворены в 3-ем квартале. В 4-ом квартале 2005 года получен исполнительный лист, который в настоящее время направлен в Министерство финансов РФ для исполнения в установленном порядке.

33. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в августе 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи инвалидам. Цена иска составляет 15 942 тыс. руб. Судом первой инстанции исковые требования ОАО «ЦентрТелеком» удовлетворены. Получен исполнительный лист.

34. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в 4-ом

квартале 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в 2004 году в связи с предоставлением Тамбовским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 26 713 тыс. руб. Решением суда первой инстанции от 08 ноября 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены.

35. В Арбитражный суд Курской области Курским филиалом ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов РФ в 2005 году был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в 2002 году в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи инвалидам. Цена иска составляет 8 804 тыс. руб. Решением суда первой инстанции от 24 октября 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены. Выдан исполнительный лист.

36. В Арбитражный суд Курской области Курским филиалом ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства здравоохранения и социального развития РФ в 2005 году был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в 2002 году в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 10 257 тыс. руб. Иск находится в стадии рассмотрения.

37. В Арбитражный суд Владимирской области Владимирским филиалом ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов РФ, Министерства труда и социального развития РФ в 2005 году был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» связи с предоставлением Владимирским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 12 262 тыс. руб. Иск удовлетворён частично: взыскана в пользу ОАО «ЦентрТелеком» сумма убытков в размере 10 391 тыс. руб. Отказано во взыскании суммы НДС в размере 1 871 тыс. руб.

38. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в 4-ом квартале 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в 2004 году в связи с предоставлением Брянским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам и инвалидам. Цена иска составляет 21 498 тыс. руб. Иск находится в стадии рассмотрения.

39. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в 4-ом квартале 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в 2004 году в связи с предоставлением Брянским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет 26 151 тыс. руб. Иск находится в стадии рассмотрения.

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах

8.1 Дополнительные сведения об эмитенте

8.1.1. Сведения о размере, структуре уставного (складочного) капитала (паевого фонда) эмитента

Размер уставного капитала эмитента на дату окончания последнего отчетного квартала (руб.):
6 311 998 965
Разбивка уставного капитала по категориям акций:
Обыкновенные акции:
общая номинальная стоимость (руб.): ***4 734 020 499***
доля в уставном капитале: ***75.000337 %***
Привилегированные акции:
общая номинальная стоимость (руб.): ***1 577 978 466***
доля в уставном капитале: ***24.999663 %***

Программа американских депозитарных расписок (АДР) 1-го уровня на обыкновенные акции ОАО "ЦентрТелеком" была зарегистрирована 22 августа 2001 года Комиссией США по ценным бумагам и фондовым биржам.

Одна депозитарная расписка представляет 100 обыкновенных акций Компании. В АДР на конец отчетного квартала находится около 2,646 % обыкновенных акций Общества.

В качестве Банка-Депозитария программы АДР Общества выступает ДЖПМорган Чейз Бэнк. (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom).

Депозитное соглашение между ОАО "ЦентрТелеком", ДЖПМорган Чейз Бэнк и держателями депозитарных расписок было заключено 4 сентября 2001 г., изменено и пересмотрено 10 декабря 2001 г.

Выдача разрешения на обращение акций за рубежом осуществляется в соответствии с Постановлением ФКЦБ России №03-17/пс от 1 апреля 2003 года.

Разрешение ФКЦБ на допуск акций Компании к обращению за пределами РФ получено:

- Распоряжение ФКЦБ России 16.08.2001 № 702-р для программы АДР 1 уровня на 334 185 обыкновенных акций Общества;
- Распоряжение ФКЦБ России 18.03.2002 №323/р для программы АДР 1 уровня на 334 185 000 обыкновенных акций (связано с дроблением акций);
- Распоряжение ФКЦБ России от 24.12.2002 № 1818/р для программы АДР 1 уровня на обращение 802 000 000 обыкновенных акций Общества (в связи с присоединением 16 телекоммуникационных компаний Центрального региона к ОАО "Центральная телекоммуникационная компания");
- Приказ ФСФР России от 19.01.2005г № 05-58/пз-и для программы АДР 1 уровня на 623 312 699 обыкновенных акций (действующий документ на конец отчетного квартала).

АДР первого уровня на обыкновенные акции Общества торгуются на внебиржевом рынке США (CRMUY), Берлинской (CRMUy.BE) и Франкфуртской (CRMUy.F) биржах.

8.1.2. Сведения об изменении размера уставного (складочного) капитала (паевого фонда) эмитента

1) Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала эмитента	Общее годовое собрание акционеров АООТ "Электросвязь" Московской области
Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об изменении размера уставного капитала эмитента	17.05.1996г. Протокол № 2
Размер уставного капитала эмитента (руб.) на 1.01.2000г.	185 589 300
Структура уставного капитала	Обыкновенные акции: общая номинальная стоимость (руб.): 135 480 300 доля в уставном капитале: 73.00006 % Привилегированные акции тип Б: общая номинальная стоимость (руб.): 3 711 600 доля в уставном капитале: 1.9999 % Привилегированные акции тип А: общая номинальная стоимость (руб.):

	46 397 400 доля в уставном капитале: 25.00004 %
2) Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала эмитента	Совет директоров открытого акционерного общества "Центральная телекоммуникационная компания"
Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об изменении размера уставного капитала эмитента	29.07.2002г. Протокол № 6
Размер уставного капитала (руб) на 31.12.2002г.	631 199 896.5
Структура уставного капитала	Обыкновенные акции: общая номинальная стоимость (руб.): 473402 049.9 доля в уставном капитале: 75.000337 % Привилегированные акции тип А: общая номинальная стоимость (руб.): 157 797 846.6 доля в уставном капитале: 24.999663 %
3) Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала эмитента	Годовое общее собрание акционеров открытого акционерного общества "Центральная телекоммуникационная компания"
Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об изменении размера уставного капитала эмитента	11.06.2004г. Протокол № 12
Размер уставного капитала (руб) на 31.03.2005г.	6 311 998 965руб
Структура уставного капитала	Обыкновенные акции: общая номинальная стоимость (руб.): 4 734 020 499 доля в уставном капитале: 75.000337 % Привилегированные акции тип А: общая номинальная стоимость (руб.): 1 577 978 466. доля в уставном капитале: 24.999663 %

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента

Название фонда: ***резервный фонд***

Размер фонда, установленный учредительными документами:

Статья 10 Устава Общества (Фонды Общества):

«10.1. В Обществе создается резервный фонд в размере 5 процентов от уставного капитала Общества.

Резервный фонд Общества формируется путем обязательных ежегодных отчислений не

менее 5 процентов чистой прибыли Общества до достижения им установленного в настоящем пункте размера фонда.

Резервный фонд предназначен для покрытия убытков Общества, а также для погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств.

Резервный фонд не может быть использован для иных целей».

Информация по размеру фонда на дату окончания отчетного квартала, размер отчислений в фонд, а также размер средств, использованных в отчетном периоде будет представлена после составления Годовой бухгалтерской отчетности за 2005год.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Название фонда: Фонд накопления

Размер фонда, установленный учредительными документами: ***в настоящее время (по состоянию на 30.09.2005г.) Фонд учредительными документами не предусмотрен.***

Название фонда: ***Фонд соцсферы***

Размер фонда, установленный учредительными документами: ***в настоящее время (по состоянию на 30.09.2005г.) Фонд учредительными документами не предусмотрен.***

Резерв по сомнительным долгам по дебиторской задолженности по состоянию на 30.09.2005г. составил 2 055 122 тыс.руб.

Резерв по сомнительным долгам за 9 месяцев 2005г. использован на покрытие сомнительной дебиторской задолженности в размере 82 685 тыс.руб.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента

Наименование высшего органа управления эмитента: ***Общее собрание акционеров***

Порядок уведомления акционеров (участников) о проведении собрания (заседания) высшего органа управления эмитента:

Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В случае, если внеочередное общее собрание акционеров, созывается по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентами голосующих акций Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 20 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в “Российской газете”.

Лица (органы), которые вправе созывать (требовать проведения) внеочередного собрания (заседания) высшего органа управления эмитента:

- Совет директоров на основании его собственной инициативы,
- Ревизионная комиссия Общества,
- Аудитор Общества,
- Акционер (акционеры), являющиеся владельцами не менее чем 10 процентов

голосующих акций Общества на дату предъявления требования.

Порядок направления (предъявления) требований о внеочередном собрании высшего органа управления эмитента:

1. Требования о проведении внеочередного общего собрания могут быть представлены путем:
   - направления почтовой связью по адресу (месту нахождения) единоличного исполнительного органа Общества, содержащемуся в едином государственном реестре юридических лиц;
   - вручения под роспись лицу, осуществляющему функции единоличного исполнительного органа Общества, Председателю Совета директоров Общества, Корпоративному секретарю Общества или иному лицу, уполномоченному принимать письменную корреспонденцию, адресованную Обществу;
   - направления посредством факсимильной связи.
2. Требование о проведении внеочередного общего собрания акционеров должно содержать информацию, предусмотренную ст.55 Федерального закона «Об акционерных обществах». На предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, содержащееся в требовании о проведении внеочередного общего собрания акционеров, распространяются соответствующие требования ст.53 Федерального закона «Об акционерных обществах».
3. Доля голосующих акций, принадлежащих акционеру (акционерам), требующему проведения внеочередного общего собрания определяется на дату предъявления такого требования.
4. В случае если требование о проведении внеочередного общего собрания подписано представителем акционера, к такому требованию должна прилагаться доверенность (копия доверенности, засвидетельствованная в установленном порядке), содержащая сведения о представляемом и представителе, которые в соответствии с Федеральным законом «Об акционерных обществах» должны содержаться в доверенности на голосование, оформленной в соответствии с требованиями Федерального закона «Об акционерных обществах» к оформлению доверенности на голосование.
5. В случае если требование о проведении внеочередного общего собрания подписано акционером (его представителем), права на акции которого учитываются по счету депо в депозитарии, к такому требованию должна прилагаться выписка со счета депо акционера в депозитарии, осуществляющем учет прав на указанные акции.
6. Если требование о проведении внеочередного общего собрания направлено простым письмом или иным простым почтовым отправлением, датой предъявления такого требования является дата, указанная на оттиске календарного штемпеля, подтверждающего дату получения почтового отправления, а в случае, если требование о проведении внеочередного общего собрания направлено заказным письмом или иным регистрируемым почтовым отправлением, - дата вручения почтового отправления адресату под расписку.
7. Если требование о проведении внеочередного общего собрания вручено под роспись, датой требования является дата вручения.
8. Если требование о проведении внеочередного общего собрания направлено факсимильной связью, датой предъявления требования является дата получения Обществом факсимильного сообщения в порядке, предусмотренном абзацем вторым настоящего пункта.
9. Факсимильное сообщение, содержащее требование, должно быть направлено по номеру факса Общества и получено Обществом не позднее официального установленного в Обществе времени окончания рабочего дня. При передаче факсимильного сообщения на копии переданного текста указываются фамилия лица, передавшего этот текст, дата и время его передачи, а также фамилия лица его принявшего. При этом лицо, передавшее текст, обязано потребовать подтверждения получения текста, а лицо, принявшее текст,

обязано подтвердить его получение путем направления обратного факсимильного сообщения.

10. При получении Обществом подлинника требования, направленного посредством факсимильной связи, датой внесения предложения или предъявления требования является дата получения Обществом факсимильного сообщения.

11. Поступившие в Общество требования о созыве внеочередного общего собрания акционеров могут быть отозваны лицами, предъявившими требования. Такой отзыв должен быть направлен любым путем, предусмотренным пунктом 1 для направления предъявления требований. При этом датой получения отзыва считается дата получения Обществом почтового отправления, дата вручения отзыва, или дата получения Обществом факсимильного сообщения.

Порядок определения даты проведения собрания (заседания) высшего органа управления эмитента:

Определение даты и порядка проведения общего собрания акционеров является исключительной компетенцией совета директоров, в соответствии со ст.47 ФЗ «Об акционерных обществах».

1) Годовое общее собрание акционеров проводится не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года.

2) Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

3) Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

4) В случае когда количество членов Совета директоров Общества становится менее кворума для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

5) За исключением случая, указанного в пункте 4, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения любых вопросов компетенции общего собрания акционеров, в том числе вопросов:

- о досрочном прекращении полномочий Совета директоров Общества и об избрании Совета директоров Общества (в случае, когда количество членов Совета директоров Общества составляет не менее кворума для проведения заседаний Совета директоров Общества),

- об избрании Совета директоров Общества (в случае, когда Совет директоров не был избран по какой-либо причине), проводится в срок, определяемый Советом директоров Общества, с учетом требований действующего законодательства и Устава Общества.

Лица, которые вправе вносить предложения в повестку дня собрания (заседания) высшего органа управления эмитента:

Правом вносить предложения в повестку дня собрания акционеров обладают акционеры, владеющие не менее чем 2% голосующих акций Общества.

Порядок внесения предложений в повестку дня собрания (заседания) высшего органа управления эмитента:

1. Предложения о внесении вопросов в повестку дня годового общего собрания акционеров и предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, могут быть внесены, а требования о проведении внеочередного общего собрания - представлены путем:

- направления почтовой связью по адресу (месту нахождения) единоличного исполнительного органа Общества, содержащемуся в едином государственном реестре юридических лиц;
- вручения под роспись лицу, осуществляющему функции единоличного исполнительного органа Общества, Председателю Совета директоров Общества, Корпоративному секретарю Общества или иному лицу, уполномоченному принимать письменную корреспонденцию, адресованную Обществу;
- направления посредством факсимильной связи.

2. Предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, должно содержать информацию, предусмотренную ст.53 Федерального закона "Об акционерных обществах". Требование о проведении внеочередного общего собрания акционеров должно содержать информацию, предусмотренную ст.55 Федерального закона "Об акционерных обществах". На предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, содержащееся в требовании о проведении внеочередного общего собрания акционеров, распространяются соответствующие требования ст.53 Федерального закона "Об акционерных обществах".

3. Предложение в повестку дня годового общего собрания акционеров, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, и требование о проведении внеочередного общего собрания признаются поступившими от тех акционеров, которые (представители которых) их подписали.

4. Доля голосующих акций, принадлежащих акционеру (акционерам), вносящему предложение в повестку дня годового общего собрания акционеров и/или выдвигающему кандидатов в органы Общества, избираемые общим собранием акционеров, определяется на дату внесения такого предложения.

Доля голосующих акций, принадлежащих акционеру (акционерам), требующему проведения внеочередного общего собрания определяется на дату предъявления такого требования.

5. В случае, если предложение в повестку дня годового общего собрания акционеров, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания подписано представителем акционера, к такому предложению (требованию) должна прилагаться доверенность (копия доверенности, засвидетельствованная в установленном порядке), содержащая сведения о представляемом и представителе, которые в соответствии с Федеральным законом "Об акционерных обществах" должны содержаться в доверенности на голосование, оформленной в соответствии с требованиями Федерального закона "Об акционерных обществах" к оформлению доверенности на голосование.

6. В случае, если предложение в повестку дня годового общего собрания, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания подписано акционером (его представителем), права на акции которого учитываются по счету депо в депозитарии, к такому предложению (требованию) должна прилагаться выписка со счета депо акционера в депозитарии, осуществляющем учет прав на указанные акции.

7. При выдвижении кандидатов в Совет директоров, Ревизионную комиссию Общества к предложению может прилагаться письменное согласие выдвигаемого кандидата и сведения о кандидате, подлежащие предоставлению лицам, имеющим право на участие в общем собрании, при подготовке к проведению общего собрания.

8. Если предложение в повестку дня годового общего собрания или предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, направлено почтовой связью, датой внесения такого предложения является дата, указанная на оттиске календарного штемпеля, подтверждающего дату отправки почтового отправления.

Если требование о проведении внеочередного общего собрания направлено простым письмом или иным простым почтовым отправлением, датой предъявления такого требования является дата, указанная на оттиске календарного штемпеля, подтверждающего дату получения почтового отправления, а в случае, если требование о проведении внеочередного общего собрания направлено заказным письмом или иным регистрируемым почтовым отправлением, - дата вручения почтового отправления адресату под расписку.

9. Если предложение в повестку дня годового общего собрания, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания вручено под роспись, датой внесения предложения или предъявления требования является дата вручения.

10. Если предложение в повестку дня годового общего собрания, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания направлено факсимильной связью, датой внесения предложения или предъявления требования является дата получения Обществом факсимильного сообщения в порядке, предусмотренном абзацем вторым настоящего пункта.

Факсимильное сообщение, содержащее предложение или требование, должно быть направлено по номеру факса Общества и получено Обществом не позднее официального установленного в Обществе времени окончания рабочего дня. При передаче факсимильного сообщения на копии переданного текста указываются фамилия лица, передавшего этот текст, дата и время его передачи, а также фамилия лица его принявшего. При этом, лицо, передавшее текст, обязано потребовать подтверждения получения текста, а лицо, принявшее текст, обязано подтвердить его получение путем направления обратного факсимильного сообщения.

При получении Обществом подлинника предложения или требования, направленного посредством факсимильной связи, датой внесения предложения или предъявления требования является дата получения Обществом факсимильного сообщения.

11. Совет директоров Общества обязан рассмотреть поступившие предложения в повестку дня годового общего собрания акционеров или предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, и принять соответствующие решения не позднее пяти дней после окончания срока поступления предложений, установленного Уставом Общества.

Предложения в повестку дня годового общего собрания акционеров или предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, полученные Обществом позднее установленного срока рассмотрения предложений, также рассматриваются Советом директоров в порядке, предусмотренном действующим законодательством.

12. Поступившие в Общество предложения о внесении вопросов в повестку дня годового общего собрания акционеров, предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, и требования о созыве внеочередного общего собрания акционеров могут быть отозваны лицами, внесшими предложения и предъявившими требования. Такой отзыв должен быть направлен любым путем, предусмотренным пунктом 1 для направления предложений и предъявления требований. При этом датой получения отзыва считается дата получения Обществом почтового отправления, дата вручения отзыва, или дата получения Обществом факсимильного сообщения.

Лица, которые вправе ознакомиться с информацией (материалами), предоставляемыми для подготовки и проведения собрания (заседания) высшего органа управления эмитента:

Лица, имеющие право участия в общем собрании акционеров.

Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Порядок ознакомления с такой информацией (материалами):

- по месту нахождения исполнительных органов Общества;

- во время проведения общего собрания акционеров по месту его проведения;
- в иных местах, указанных в сообщении о проведении собрания акционеров;
- по запросу акционера в течение не более чем пяти дней;
- в помещении по адресу единоличного исполнительного органа: г. Москва, Дегтярный пер., дом. 6, стр. 2, ком. 506;

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного капитала либо не менее чем 5 процентами обыкновенных акций

По состоянию на 31.12.2005г. такими организациями являются:

Полное фирменное наименование: Закрытое акционерное общество «Телепорт Иваново»
Сокращенное фирменное наименование: ЗАО «Телепорт Иваново»
Место нахождения: 153032, г. Иваново, ул. Ташкентская, д.90
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «АТС»
Сокращенное фирменное наименование: ЗАО «АТС»
Место нахождения: 170000, г. Тверь, ул. Новоторжская, 22-А.
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Мобилком»
Сокращенное фирменное наименование: ООО «Мобилком»
Место нахождения: 600017, г. Владимир, ул. Мира, д.17
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Российская Телекоммуникационная Сеть»
Сокращенное фирменное наименование: ОАО РТС
Место нахождения: 101000, г. Москва, ул. Маросейка, д. 2/15
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Телеком-Строй»
Сокращенное фирменное наименование: ООО «Телеком-Строй»
Место нахождения: 153521, г. Иваново, ул. 3-я Балинская, д. 9
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Телеком-

Терминал»
Сокращенное фирменное наименование: ООО «Телеком-Терминал»
Место нахождения: 153000, г. Иваново, проспект Ленина, д. 13
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Владимир-Телесервис»
Сокращенное фирменное наименование: ЗАО «Владимир-Телесервис»
Место нахождения: 600017, г. Владимир, ул. Гороховая, д.20
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «ТверьТелеком»
Сокращенное фирменное наименование: ООО «ТверьТелеком»
Место нахождения: 170000, г. Тверь, ул. Новоторжская, д.24
Доля эмитента в уставном капитале коммерческой организации – 85%
Доля коммерческой организации в уставном капитале эмитента – 0,017572 %
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – 0,023429 %

Полное фирменное наименование: Общество с ограниченной ответственностью «ВладПейдж»
Сокращенное фирменное наименование: ООО «ВладПейдж»
Место нахождения: 600017, г. Владимир, ул. Горького, д.42
Доля эмитента в уставном капитале коммерческой организации – 75%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ЦентрТелекомСервис»
Сокращенное фирменное наименование: ЗАО «ЦТКС»
Место нахождения: 141400, Московская обл., г. Химки, ул. Пролетарская, д.23
Доля эмитента в уставном капитале коммерческой организации – 74,9%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 74,9%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью Производственно-внедренческое предприятие «Связь-Сервис-Ирга»
Сокращенное фирменное наименование: ООО ПВП «Связь-Сервис-Ирга»
Место нахождения: 390046, г. Рязань, ул. Есенина, д.21
Доля эмитента в уставном капитале коммерческой организации – 70%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Владимирский таксофон»
Сокращенное фирменное наименование: ООО «Владимирский таксофон»

Место нахождения: 600000, г. Владимир, проспект Строителей, д.32-А
Доля эмитента в уставном капитале коммерческой организации – 51%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ТЕЛЕКОМ» Рязанской области
Сокращенное фирменное наименование: ЗАО «ТЕЛЕКОМ» Рязанской области
Место нахождения: 390006, г. Рязань, ул. Свободы, д.36
Доля эмитента в уставном капитале коммерческой организации – 50,9%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 50,9%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ТелеРосс-Воронеж»
Сокращенное фирменное наименование: ЗАО «ТелеРосс-Воронеж»
Место нахождения: 394006, г. Воронеж, ул. Красноармейская, д. 25
Доля эмитента в уставном капитале коммерческой организации – 50%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 50%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Смоленская Сотовая Связь»
Сокращенное фирменное наименование: ЗАО «Смоленская Сотовая Связь»
Место нахождения: 214000, г. Смоленск, ул. Октябрьской Революции, д.6
Доля эмитента в уставном капитале коммерческой организации – 40%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 40%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Белгородская Сотовая Связь»
Сокращенное фирменное наименование: ЗАО «Белгородская Сотовая Связь»
Место нахождения: 308024, г. Белгород, Площадь Революции, д. 3
Доля эмитента в уставном капитале коммерческой организации – 30%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 30%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Страховая компания профсоюза работников связи «КОСТАРС»
Сокращенное фирменное наименование: ЗАО «СК «КОСТАРС»
Место нахождения: 117119, г. Москва, Ленинский проспект, д. 42
Доля эмитента в уставном капитале коммерческой организации – 28%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 28%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Телекоммуникационная компания «Ринфотелс»
Сокращенное фирменное наименование: ОАО «Телекоммуникационная компания «Ринфотелс»
Место нахождения: 390023, г. Рязань, ул. Есенина, д.43
Доля эмитента в уставном капитале коммерческой организации – 26%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 26%
Доля коммерческой организации в уставном капитале эмитента – 0,001089%
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – 0,001452

Полное фирменное наименование: Открытое акционерное общество «Информационные технологии связи»
Сокращенное фирменное наименование: ОАО «Связьинтек»
Место нахождения: 119121, г. Москва, ул. Плющиха, д. 55, стр. 2
Доля эмитента в уставном капитале коммерческой организации – 18%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 18%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ОсколТелеком»
Сокращенное фирменное наименование: ЗАО «ОсколТелеком»
Место нахождения: 309500, Белгородская область, г. Старый Оскол, м-н Солнечный, д.134
Доля эмитента в уставном капитале коммерческой организации – 12,41%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 12,41%
Доля коммерческой организации в уставном капитале эмитента – 0,345604%
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – 0,460803

Полное фирменное наименование: Открытое акционерное общество «Телесервис»
Сокращенное фирменное наименование: ОАО «Телесервис»
Место нахождения: 394007, г. Воронеж, Ленинский проспект, д. 119
Доля эмитента в уставном капитале коммерческой организации – 6,60%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 6,60%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Липецк-Мобайл»
Сокращенное фирменное наименование: ЗАО «Липецк-Мобайл»
Место нахождения: 398000, г. Липецк, ул. Октябрьская, д. 3
Доля эмитента в уставном капитале коммерческой организации – 5,91%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 5,91%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Комсет»
Сокращенное фирменное наименование: ОАО «Комсет»
Место нахождения: 142800, Московская область, г. Ступино, ул. Маяковского, д. 7
Доля эмитента в уставном капитале коммерческой организации – 5,17%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 5,17%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

8.1.6. Сведения о существенных сделках, совершенных эмитентом

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента в отчетном квартале ***не совершалось.***

8.1.7. Сведения о кредитных рейтингах эмитента

1. Объект присвоение кредитного рейтинга:	*Эмитент (ОАО "ЦентрТелеком")*
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	В- Прогноз Стабильный
История изменения значений кредитного рейтинга	Впервые присвоен 14 декабря 2001 года: ССС Прогноз Стабильный Изменен 3 апреля 2003 года: ССС+ Прогноз Стабильный Изменен 30 сентября 2005 года: В- Прогноз Стабильный
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: Standard & Poor's International Services, Inc. Сокращенное наименование: Standard&Poor's Место нахождения: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга::	Кредитный рейтинг компаний-заемщиков складывается из двух основных компонентов: анализ бизнеса и анализ финансового профиля. Рейтинг компании не сводится к простому расчету финансовых показателей. Это еще и результат тщательного исследования фундаментальных характеристик бизнеса, таких как страновые риски, структура отрасли и перспективы ее роста, конкурентные преимущества компании, система регулирования, менеджмент, стратегия. Подробнее см. www.standardandpoors.ru
2. Объект присвоения кредитного рейтинга (вид, категория, серия, форма, государственный регистрационный номер, дата регистрации):	***Облигации документарные процентные неконвертируемые на предъявителя серии 03*** ***Гос.регистрационный № 4-18-00194-А*** ***Дата гос.регистрации: 01 августа 2003 года***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	ruBBB-
История изменения значений кредитного рейтинга	Впервые присвоен 5 августа 2003 года: ruBB+ Изменен 30 сентября 2005 года: ruBBB-
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: Standard & Poor's International Services, Inc. Сокращенное наименование: Standard&Poor's Место нахождения: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of

	Delaware, USA
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга::	Кредитный рейтинг компаний-заемщиков складывается из двух основных компонентов: анализ бизнеса и анализ финансового профиля. Рейтинг компании не сводится к простому расчету финансовых показателей. Это еще и результат тщательного исследования фундаментальных характеристик бизнеса, таких как страновые риски, структура отрасли и перспективы ее роста, конкурентные преимущества компании, система регулирования, менеджмент, стратегия. Подробнее см. www.standardandpoors.ru
3. Объект присвоения кредитного рейтинга (вид, категория, серия, форма, государственный регистрационный номер, дата регистрации):	***Эмитент, облигации Эмитента*** ***Документарные процентные неконвертируемые облигации на предъявителя серии 04*** ***Гос.регистрационный № 4-19-00194-А*** ***Дата гос.регистрации: 29 июня 2004 года***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	ruBBB-
История изменения значений кредитного рейтинга	Впервые присвоен 18 августа 2004 года: ruBB+ Изменен 30 сентября 2005 года: ruBBB-
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: Standard & Poor's International Services, Inc. Сокращенное наименование: Standard&Poor's Место нахождения: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга::	Кредитный рейтинг компаний-заемщиков складывается из двух основных компонентов: анализ бизнеса и анализ финансового профиля. Рейтинг компании не сводится к простому расчету финансовых показателей. Это еще и результат тщательного исследования фундаментальных характеристик бизнеса, таких как страновые риски, структура отрасли и перспективы ее роста, конкурентные преимущества компании, система регулирования, менеджмент, стратегия. Подробнее см. www.standardandpoors.ru
4. Объект присвоение кредитного рейтинга:	***Эмитент (ОАО "ЦентрТелеком")***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	В- Прогноз Негативный
История изменения значений кредитного рейтинга	Впервые присвоен 8 декабря 2004 года: В- Прогноз Негативный
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: **Fitch Ratings LTD** Сокращенное наименование: **Fitch** Место нахождения: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на	***http://www.fitchratings.com/***

которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга:	
5. Объект присвоение кредитного рейтинга:	***Эмитент (ОАО "ЦентрТелеком")***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	«BB(rus)» Прогноз "Стабильный"
История изменения значений кредитного рейтинга	Впервые присвоен 18 февраля 2005 года: «BB(rus)» Прогноз Стабильный
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: **Fitch Ratings LTD** Сокращенное наименование: **Fitch** Место нахождения: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга:	***http://www.fitchratings.com/***

8.2. Сведения о каждой категории (типе) акций эмитента

Категория: ***обыкновенные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость каждой акции (руб.): ***3***

Количество акций, находящихся в обращении: ***1 578 006 833шт.***

Количество дополнительных акций, находящихся в процессе размещения: ***таких акций нет***

Количество объявленных обыкновенных акций: ***76 166 167шт.***

Количество акций, находящихся на балансе: ***таких акций нет***

Количество дополнительных акций, которые могут быть размещены а результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: ***таких акций нет***

Государственный регистрационный номер выпуска: ***1-04-00194-А***

Дата государственной регистрации: ***16.12. 2004***

Права владельца акций данной категории (типа):

Статья 8 Устава ОАО "ЦентрТелеком" «ПРАВА АКЦИОНЕРОВ - ВЛАДЕЛЬЦЕВ ОБЫКНОВЕННЫХ АКЦИЙ»:

«8.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

8.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:

8.2.1. участвовать в Общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;

8.2.2. получать дивиденды, в случае их объявления Обществом, в порядке и в срок, предусмотренные п. 11.3. настоящего Устава;

8.2.3. получить часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;

8.2.4. получать доступ к документам, предусмотренным п. 1 ст. 89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст. 91 указанного Закона;

8.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;

8.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;

8.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;

8.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;

8.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;

8.2.10. продать акции Обществу в случае, если Обществом принято решение о приобретении данных акций;

8.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере.

8.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (данная информация предоставляется без указания адресов акционеров).

8.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, Генеральному директору Общества, члену Правления Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц.

8.5. Акционеры, обладающие не менее чем 1 процентом голосов на Общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные, документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового Общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества. При подготовке внеочередного Общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.

8.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного Общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и настоящим Уставом срока Советом директоров Общества не принято решение о созыве внеочередного Общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами.

8.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.

8.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний Правления Общества.

8.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, иными правовыми актами Российской Федерации, изданными в пределах их полномочий, а также настоящим Уставом.»

Категория: ***привилегированные***

Тип: ***А***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость каждой акции (руб.): ***3***

Количество акций, находящихся в обращении: ***525 992 822шт.***

Количество дополнительных акций, находящихся в процессе размещения: ***таких акций нет***

Количество объявленных привилегированных тип А акций: ***25 405 178шт.***

Количество акций, находящихся на балансе: ***таких акций нет***

Количество дополнительных акций, которые могут быть размещены в результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: ***таких акций нет***

Государственный регистрационный номер выпуска: ***2-04-00194-А***

Дата государственной регистрации: ***16.12.2004***

Права владельца акций данной категории (типа):

Статья 9 Устава ОАО "ЦентрТелеком" «ПРАВА АКЦИОНЕРОВ - ВЛАДЕЛЬЦЕВ ПРИВИЛЕГИРОВАННЫХ АКЦИЙ ТИПА А»:

«9.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

9.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных настоящим Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества.

Если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям. Указанные выплаты производятся дополнительно в дату выплаты дивидендов по обыкновенным акциям.

9.3. Владельцы привилегированных акций типа А имеют право участвовать в Общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества в случае, когда данные изменения ограничивают права указанных акционеров.

9.4. Владельцы привилегированных акций типа А имеют право участвовать в Общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

9.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п. 8.2.3, п. 8.2.4, п. 8.2.5, п. 8.2.6, п. 8.2.7, п. 8.2.8, п. 8.2.10, п. 8.2.11 настоящего Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А в том числе в случае, когда данные акции не являются голосующими.

9.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п. 8.3, п. 8.6, п. 8.7, п. 8.8, п. 8.9 настоящего Устава для владельцев обыкновенных акций Общества в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции Общего собрания акционеров Общества.

9.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке,

предусмотренных действующим законодательством Российской Федерации.

9.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на Общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

9.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, иными правовыми актами Российской Федерации, а также настоящим Уставом.»

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы)

(1) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***01***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска: ***4-01-00194-А***

Дата государственной регистрации выпуска: ***17.10.2001***

Дата государственной регистрации отчета об итогах выпуска: ***10.12.2001***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000 шт.***

Номинальная стоимость каждой ценной бумаги: ***1 000 руб.***

Объем выпуска ценных бумаг по номинальной стоимости: ***600 000 000 руб.***

Дата погашения облигаций выпуска: ***18.11.2003г.***

Основание для погашения ценных бумаг выпуска: ***Исполнение обязательств по ценным бумагам***

(2) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***1-И***

Тип: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер: ***4-14-00194-А***

Дата государственной регистрации: ***11.10.2002***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска: ***14.01.2003***

Количество ценных бумаг выпуска: ***80 000 шт.***

Номинальная стоимость каждой ценной бумаги выпуска: ***50 руб.***

Объем выпуска ценных бумаг по номинальной стоимости: ***4 000 000 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***22 674 шт.***

Период погашения: ***с 01.10.2002г. по 01.10.2003г.***

Основание для погашения ценных бумаг выпуска: ***Исполнение обязательств по ценным бумагам***

(3) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***02***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска ценных бумаг: ***4-02-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***25.06.2002г.***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***15.08.2002г.***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000 шт.***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 руб.***

Объем выпуска ценных бумаг по номинальной стоимости: ***600 000 000 руб.***

Срок погашения ценных бумаг выпуска: ***21.04.2005 г.***

Основание для погашения ценных бумаг выпуска: ***Исполнение обязательств по ценным бумагам***

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении

Информация об общем количестве и объеме по номинальной стоимости (при наличии номинальной стоимости для данного вида ценных бумаг) всех ценных бумаг эмитента каждого отдельного вида, которые находятся в обращении (не погашены):

Общее количество всех облигаций эмитента, которые находятся в обращении (не погашены):

7 791 308 штук

Объем по номинальной стоимости всех облигаций эмитента, которые находятся в обращении (не погашены): ***7 646 273 650 рублей***

(1) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***1-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-03-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***11 397 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***5 698 500 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигаций имеет право

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получении от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.

При этом:

в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;

в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

4) При наличии 6 и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связьи.

5) На досрочное погашение облигаций в следующих случаях:

– при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***11 397 штук***

Сведения об обязательном централизованном хранении.

Централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общетва: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы Курского филиала Общества по адресу Курс: 305000, г. Курск, Красная площадь, 8;

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июня 2010 года***

Дата окончания: ***17 июня 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 6 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет эмитента в течение 5 дней с даты подачи письменного запроса по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход выплачиваются при погашении(досрочном погашении)

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя не менее 6 (шести) облигаций ;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

Вид обеспечения облигаций:

Обеспечение не предусмотрено.

(2) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***2-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-04-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***260 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***260 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получении от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.

При этом:

в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;

в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

в четвертую очередь погашается задолжность по отдельным платежам в бюджет и внебюджетные фонды;

в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

4) При наличии 5и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

5) На досрочное погашение облигаций в следующих случаях:

– при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить

доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***260 штук***

Сведения об обязательном централизованном хранении.

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июля 2010 года***

Дата окончания: ***17 июля 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 5 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об

оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет эмитента в течение 5 дней с даты подачи письменного запроса по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Фиксированный доход и номинальная стоимость выплачиваются при погашении.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- свидетельство о регистрации;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие 5 (пяти) или более облигаций на счету заявителя;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Срок выплаты доходов по облигациям выпуска не наступил.

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

(3) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***3-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-05-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***5 396 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 698 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получении от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.)

При этом:

- *в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;*
- *во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;*
- *в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;*
- *в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;*
- *в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.*

4) При наличии 6 и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связью

5)На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 396 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Облигации погашаются в валюте Российской Федерации.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны

быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июня 2010 года***

Дата окончания: ***17 июня 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 6 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., г. Железногорск, ул. Курская, 35.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Железногорске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя не менее 6 (шести) облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., г. Железногорск, ул. Курская, 35.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

(4) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***4-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-06-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***70 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***70 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3 На получение от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.)

При этом:

в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;

в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

4) При наличии 5 и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связью

5)На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***
Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***70 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8:

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июня 2010 года***

Дата окончания: ***17 июня 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.
Каждый владелец 5 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Каждый владелец 5 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об

оказании услуг телефонной связи. Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., г. Железногорск, ул. Курская, 35.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- свидетельство о регистрации;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя не менее 5 (пяти) облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(5) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***5-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-07-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***499 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***3 600 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***1 796 400 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении.

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

4) На досрочное погашение облигаций в следующих случаях:

при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;

в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***498 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в валюте РФ.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 18 января 2006 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***18 апреля 2006 года***

Дата окончания: ***18 апреля 2007 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока

обращения облигаций, но не ранее 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(6) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***6-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-08-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***499 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***748 500 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении.

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- *в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;*
- *во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;*
- *в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;*
- *в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;*
- *в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.*

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 18 января 2006 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***18 апреля 2006 года***

Дата окончания: ***18 апреля 2007 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(7) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***7-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-09-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***499 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***748 500 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет

технической возможности в срок до даты окончания обращения облигаций предоставить

доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 18 января 2006 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:
Дата начала: ***18 апреля 2006 года***
Дата окончания: ***18 апреля 2007 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях,

планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(8) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***8-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-10-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***500 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***750 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет

технической возможности в срок до даты окончания обращения облигаций предоставить

доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций: ***Наличная, безналичная в рублях РФ.***

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 31 августа 2007 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 21 августа 2008 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:
Дата начала: ***31 августа 2007 года***
Дата окончания: ***31 августа 2008 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:
Первый день по истечении 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(9) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***9-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-11-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***50 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***75 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации

производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***50 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций: ***Форма расчетов - наличная, безналичная в валюте РФ.***

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 31 августа 2007 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 21 августа 2008 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:
Дата начала: ***31 августа 2007 года***
Дата окончания: ***31 августа 2008 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Первый день по истечении 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности (иное вещное право) или право аренды недвижимости в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(10) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***10-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-12-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***200 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***300 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по

новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет

технической возможности в срок до даты окончания обращения облигаций предоставить

доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***200 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций: ***Форма расчетов - наличная, безналичная; в валюте РФ.***

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 31 августа 2007 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 21 августа 2008 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:
Дата начала: ***31 августа 2007 года***
Дата окончания: ***31 августа 2008 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:
Первый день по истечении 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении. Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Порядок выплаты дохода по облигациям выпуска:

Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(11) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***11-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-13-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***500 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***750 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,2% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: *с 30.11.2002 по 30.11.2002*

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 26 октября 2008 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,2% от номинальной стоимости облигации.

Непредставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 26 апреля 2009 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***26 октября 2008 года***

Дата окончания: ***26 апреля 2009 года***

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,2% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Порядок выплаты дохода по облигациям выпуска:

Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 305016, г. Курск, ул.

Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Договор об оказании услуг телефонной связи заключается по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(12) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***2-И***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-15-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***400 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***50 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***20 000 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Каждый владелец облигации имеет право требовать:

- получения номинальной стоимости облигации в течение года с даты их погашения;

- получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения.

Владелец облигации имеет право на:

- досрочное погашение облигации по их номинальной стоимости в валюте РФ при установке телефона в срок, не ранее такой установки, на сумму, не превышающую тариф на очередное предоставление доступа к местной телефонной сети (установку абонентского устройства), действующий на дату установки телефона. Этим правом он может воспользоваться в случае если, согласно заключаемого договора на оказание услуг местной телефонной связи должен быть оплачен тариф на очередное предоставление доступа к местной телефонной сети. Если облигационер не использовал указанное право, т. е. оплатил

тариф на предоставление доступа к местной телефонной сети деньгами, то пакет облигаций, подлежавший погашению, остается у него в собственности и погашается по истечение срока их обращение.

- продажу приобретенных облигаций на вторичном рынке по рыночной стоимости до истечения сроков обращения;

- переоформление договора на другой адрес (при наличии технической возможности, определяемой Обществом) до установки телефона;

- возобновление утерянного экземпляра договора на приобретение облигации и договора на предоставление доступа к местной телефонной сети по соответствующему заявлению;

- получение в случае ликвидации Общества номинальной стоимости облигации и причитающегося процентного дохода в порядке, установленном ГК РФ, после полного погашения задолженности по обязательным платежам в бюджет и во внебюджетные фонды с учетом очередности подачи заявлений держателей облигаций на досрочное их погашение и иных кре-диторов по иным обязательствам в связи с ликвидацией Общества.

Держатель пакета облигаций на сумму, соответствующую сумме утвержденного тарифа на предоставление доступа к местной телефонной сети на день заключения договора купли-продажи телефонных облигаций имеет право на внеочередную установку телефона при условии внесения средств на финансирование развития телефонной сети, обеспечивающего предостав-ление внеочередного доступа к местной телефонной сети в сумме, в срок, по адресу и на условиях, указанных держателем облигаций в соответствующем договоре (при наличии технической возможности, определяемой Обществом). При продаже облигаций соглашение об условиях предоставления доступа к местной телефонной сети подлежит расторжению.

Срок обращения облигаций: 7 (семь) лет - с даты начала размещения облигаций до даты начала их погашения.

Срок погашения облигаций: в течение года с даты начала погашения облигаций, либо досрочно (при установке телефона) но, не ранее срока установки телефона.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***212 701***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Погашение облигаций производится по их номинальной стоимости в валюте Российской Федерации

Порядок и условия погашения облигаций:

Погашение облигаций производится по их номинальной стоимости в валюте Российской Федерации при установке телефона или в любое время в период погашения:

для физических лиц - при предъявлении паспорта;

для юридических лиц - при соответственно оформленном заявлении на погашение облигаций

Период погашения облигаций выпуска:

Дата начала: ***1 августа 2005 года***

Дата окончания: ***1 августа 2006 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока

обращения облигаций, но не ранее даты регистрации отчета об итогах их выпуска

Условия и порядок досрочного погашения:

Досрочное погашение облигаций производится при заключении договора об оказании услуг местной телефонной связи на сумму, не превышающую уровень платы за предоставление очередного доступа к телефонной сети.

Размер процентного (купонного) дохода по облигациям:

Каждый владелец облигации имеет право требовать:

- получения номинальной стоимости облигации в течение года с даты их погашения ;

- получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения.

Держатель пакета облигаций на сумму, соответствующую сумме утвержденного тарифа на предоставление доступа к местной телефонной сети на день заключения договора купли-продажи телефонных облигаций имеет право на внеочередную установку телефона при условии внесения средств на финансирование развития телефонной сети, обеспечивающего предоставление внеочередного доступа к местной телефонной сети в сумме, в срок, по адресу и на условиях, указанных держателем облигаций в соответствующем договоре (при наличии технической возможности, определяемой Обществом). При продаже облигаций соглашение об условиях предоставления доступа к местной телефонной сети подлежит расторжению.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения.

Порядок выплаты дохода по облигациям выпуска:

для физических лиц - при предъявлении паспорта;

для юридических лиц - при соответственно оформленном заявлении на погашение облигаций.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(13) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***3-И***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-16-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***350 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***6 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 100 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

- на получение от эмитента номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

- на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам м. Пустошь-Бор и п/о №14 г. Иваново. Владелец облигации производит оплату по договору об оказании услуг телефонной связи по тарифам, действующим на момент предоставления указанной услуги.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной п.1. ст.64 Гражданским Кодексом Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которым ликвидируемое Общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору (контракту) и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого Общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с законом, к которым и относятся владельцы облигаций.

Осуществление прав по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***349 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Эмитент производится погашение облигаций путём выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1 % от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Не ранее 01 июля 2007 г. владелец облигации направляет эмитенту заявление на погашение.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в порядке очерёдности поступления заявлений.

Периодичность расчётов с владельцем облигаций: единовременно.

Форма выплаты: наличная, безналичная.

Выплаты производятся:

- наличными средствами из кассы предприятия,

- банковским переводом на расчётный счёт в банке.

Период погашения облигаций выпуска:

Дата начала: ***С момента востребования погашения, предъявляемого эмитенту владельцем облигации в период с 01 июля 2007 г. по 31 августа 2007 г.***

Дата окончания: ***Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение.***

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право:

- на получение от эмитента номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

Владелец облигации имеет право на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам м. Пустошь-Бор и п/о №14 г. Иваново. Владелец облигации производит оплату по договору об оказании услуг телефонной связи по тарифам, действующим на момент предоставления указанной услуги.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Доход выплачивается при погашении (досрочном погашении) облигаций.

Порядок выплаты дохода по облигациям выпуска:

Порядок определения технической возможности предоставления доступа к телефонной сети и заключения договора об оказании услуг телефонной связи.

Наличие технической возможности предоставления доступа к телефонной сети определяется в течение десяти дней с даты подачи письменного запроса владельцем облигации по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.

Техническая возможность предоставления доступа к телефонной сети определяется наличием свободных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорта или документа, подтверждающего право собственности на жилое помещение в м. Пустошь-Бор или п/о №14 г. Иваново (для физических лиц);

документа, подтверждающего право собственности (иное вещное право) или право аренды недвижимости в м. Пустошь-Бор или п/о №14 (для юридических лиц);

- заявления владельца на предоставление доступа к телефонной сети;

- выписки из системы ведения учета прав на ценные бумаги, подтверждающей наличие на счету заявителя облигаций настоящего выпуска;

- справки о наличии технической возможности предоставления доступа к телефонной сети.

Доступ к телефонной сети предоставляется в течение восемнадцати месяцев с даты

заключения договора об оказании услуг телефонной связи.

Владельцы могут подать запрос на наличие технической возможности предоставления доступа к телефонной сети, погасить облигации по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(14) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***4-И***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-17-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***69 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***4 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***276 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Каждая облигация дает право:

- на получение от Общества номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

- на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам населенных пунктов Ивановской области: д. Кольяново, или д. Жуково, или коттеджного городка Игнатово-2. Владелец облигации производит оплату по договору об оказании услуг телефонной связи по тарифам, действующим на момент предоставления указанной услуги.

Выплаты владельцам облигаций при ликвидации Общества производятся ликвидационной комиссией в порядке очередности, установленной п.1. ст.64 Гражданским Кодексом Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которым ликвидируемое Общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате

труда с лицами, работающими по трудовому договору (контракту) и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого Общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с законом, к которым и относятся владельцы облигаций.

Осуществление прав по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***68 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Общество производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Не ранее 01 июля 2007 года владелец облигации направляет Обществу заявление на погашение по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.

Общество производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации. Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.
Выплаты производятся в порядке очередности в течение 30 дней с даты предоставления Обществу владельцем облигации заявления на погашение.

Периодичность расчетов с владельцем облигации: единовременно.

Форма выплаты: наличная, безналичная.

Выплаты производятся:

- наличными средствами из кассы предприятия по указанным выше адресам;

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Период погашения облигаций выпуска:

Дата начала: ***01 августа 2007 года***

Дата окончания: ***30 сентября 2007 года***

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право:

- на получение от Общества номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

Каждая облигация дает право на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам населенных пунктов Ивановской области: д. Кольяново, или д. Жуково, или коттеджного городка Игнатово-2.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Доход выплачивается при погашении (досрочном погашении) облигаций.

Порядок выплаты дохода по облигациям выпуска:

Наличие технической возможности предоставления доступа к телефонной сети определяется в течение десяти дней с даты подачи письменного запроса владельцем облигации по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.
Техническая возможность предоставления доступа к телефонной сети определяется наличием свободных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- Паспорта или документа, подтверждающего право собственности на жилое помещение в населенных пунктах Ивановской обл.: д. Кольяново, или д. Жуково, или коттеджный городок Игнатово-2 (для физических лиц); документа, подтверждающего право собственности (иное вещное право) или право аренды недвижимости в населенных пунктах Ивановской обл.: д. Кольяново, или д. Жуково, или коттеджный городок Игнатово-2 (для юридических лиц);

- Заявления владельца на предоставление доступа к телефонной сети;

- Выписки из системы ведения учета прав на ценные бумаги, подтверждающей наличие на счету заявителя облигаций настоящего выпуска;

- Справки о наличии технической возможности предоставления доступа к телефонной сети.

Доступ к телефонной сети предоставляется в течение восемнадцати месяцев с даты заключения договора об оказании услуг телефонной связи.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Возможность досрочного погашения не предусмотрена.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(15) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***03***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска ценных бумаг: ***4-18-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***01.08.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.10.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***2 000 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец Облигации имеет право на получение при погашении Облигации номинальной стоимости Облигации, указанной в п. 57.4 Проспекта облигаций и п. 4. Решения о выпуске облигаций.

Владелец Облигации имеет право на получение процента от номинальной стоимости Облигации (купонного дохода), порядок определения которого указан в п.57.11. Проспекта облигаций и п. 8.3. Решения о выпуске облигаций;

Владелец Облигации имеет право на получение номинальной стоимости Облигации при ликвидации Эмитента в порядке очередности, установленной в соответствии со статьей 64 Гражданского Кодекса Российской Федерации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

В случае отказа Эмитента от исполнения своих обязательств по облигациям владельцы и/или номинальные держатели облигаций имеют право требовать исполнения обязательств от лица, предоставившего обеспечение по выпуску облигаций.

Лицом, предоставившим обеспечение по данному выпуску облигаций, является Общество с ограниченной ответственностью "Бассиан инвест"

Место нахождения***: Российская Федерация, 103009, город Москва, улица Садовая-Триумфальная, дом 4/10***

Почтовый адрес: ***Российская Федерация, 103009, город Москва, улица Садовая-Триумфальная, дом 4/10***

Идентификационный номер налогоплательщика: ***7710838686***

Порядок и условия размещения ценных бумаг:

Способ размещения: ***открытая подписка***

Фактический срок размещения: ***с 16.09.2003 по 17.09.2003***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***2 000 000шт.***

Сведения об обязательном централизованном хранении:

Ценные бумаги выпуска являются документарными ценными бумагами с обязательным централизованным хранением.

Полное фирменное наименование депозитария: ***Некоммерческое партнерство "Национальный депозитарный центр"***

Сокращенное фирменное наименование: ***НДЦ***

Место нахождения: ***125009, Российская Федерация, г. Москва, Средний Кисловский пер., д1/13, стр.4***

Номер лицензии: ***177-03431-000100***

Дата выдачи лицензии: ***4.12.2000***

Срок действия лицензии: ***без ограничения срока действия***

Орган, выдавший лицензию: ***ФКЦБ России***

Порядок и условия погашения ценных бумаг выпуска:

Погашение Облигаций производится в рублях Российской Федерации в безналичном порядке.

Порядок и условия погашения облигаций, включая срок погашения.

Погашение Облигаций производится платёжным агентом по поручению Эмитента (далее по тексту - Платежный агент), функции которого выполняет:

Акционерный Коммерческий Банк "Московский Деловой Мир" (открытое акционерное общество)

сокращенное фирменное наименование организации: ***ОАО "МДМ-Банк".***

место нахождения: ***115172, город Москва, Котельническая наб., д.33, стр.1.***

почтовый адрес***: 115172, город Москва, Котельническая наб., д.33, стр.1.***

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента об указанных действиях публикуется Эмитентом в срок не позднее 10 (десяти) рабочих дней до даты совершения таких назначений либо их отмены в газетах "Ведомости" и/или "Известия".

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится по номинальной стоимости.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.

Презюмируется, что номинальные держатели - депоненты НДЦ уполномочены получать суммы погашения по Облигациям. Депонент НДЦ и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем на 3 (третий) рабочий день до установленной даты погашения Облигаций, передают в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.

Погашение Облигаций производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 шестому рабочему дню до даты погашения Облигаций (далее по тексту – "Дата составления перечня владельцев и/или номинальных держателей Облигаций").

Исполнение обязательства по отношению к владельцу, включенному в перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

Не позднее, чем на 2 (второй) рабочий день до даты погашения Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае не предоставления или несвоевременного предоставления в НДЦ указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ.

Не позднее чем на 2 (второй) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в перечне владельцев и/или номинальных держателей Облигаций.

В дату погашения Облигаций Платежный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в перечне владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Период погашения облигаций выпуска:

Дата начала: ***1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска***

Дата окончания: ***Даты начала и окончания погашения Облигаций выпуска совпадают.***

Возможность досрочного погашения не предусмотрена.

Размер процентного (купонного) дохода по облигациям:

Купонный (процентный) период		*Размер купонного (процентного) дохода*
Дата начала	*Дата окончания*	

1. Купон: 1

Процентная ставка по первому купону определяется путем проведения аукциона среди потенциальных покупателей Облигаций в первый день первичного размещения облигаций выпуска. В день проведения аукциона по определению процентной ставки по первому купону Облигаций Члены Секции подают заявки на аукцион с использованием торговой системы ММВБ как за свой счет, так и за счет и по поручению клиентов. Время подачи заявок на аукцион по определению процентной ставки по первому купону Облигаций устанавливается ММВБ по согласованию с Эмитентом и Андеррайтерами. Заявки на приобретение Облигаций Членами Секции направляются в адрес одного из Андеррайтеров с указанием следующих значимых условий:

1) Цена покупки - 100 % от номинальной стоимости;

2) Количество Облигаций, которое потенциальный покупатель хотел бы приобрести, в случае если Эмитент назначит процентную ставку по первому купону Облигаций большую или равную указанной в заявке приемлемой процентной ставки;

3) Величину приемлемой для инвестора процентной ставки по первому купону. Под термином "Величина приемлемой процентной ставки" понимается величина процентной ставки по первому купону, при объявлении которой Эмитентом потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке по цене 100 % от номинала. Величина приемлемой процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.

Денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках, с учетом комиссионных сборов ММВБ.

Заявки, в которых одно или несколько из перечисленных выше значимых условий не соответствуют требованиям, изложенным в пунктах а.1-а.3, а также заявки, не обеспеченные достаточным количеством денежных средств, к участию в аукционе по определению процентной ставки не допускаются.

По окончании периода подачи заявок на аукцион по определению процентной ставки по первому купону ММВБ составляет реестры введенных заявок, поданных в адрес каждого из Андеррайтеров, и передает их Эмитенту и Андеррайтерам. Андеррайтеры на основании переданных от ММВБ реестров заявок формируют сводный реестр заявок.

На основании анализа сводного реестра заявок, поданных на аукцион, Эмитент принимает решение о величине процентной ставки по первому купону и сообщает о принятом решении Андеррайтерам и ММВБ в письменном виде.

Андеррайтеры публикуют сообщение о величине процентной ставки по первому купону при помощи торговой системы ММВБ путем отправки электронных сообщений всем Членам Секции.

Датой начала купонного периода первого купона выпуска является дата начала размещения Облигаций выпуска.	183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска	Сумма выплат по первому купону в расчете на одну Облигацию определяется по формуле: К(1)= С(1) * N * (T(1) - T(0))/ 365/ 100 %, где К(1) - сумма выплат по второму купону в расчете на одну Облигацию, руб.; N - номинальная стоимость одной Облигации, руб.; С(1) - размер процентной ставки по 2-му купону, процентов годовых; T(0) - дата начала первого купонного периода; T(1) - дата окончания первого купонного периода Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с

		точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

2. Купон: 2 Процентная ставка купонного дохода по второму купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода второго купона выпуска является 183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода второго купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.	Сумма выплат по второму купону в расчете на одну Облигацию определяется по формуле: К(2)= С(2) * N * (Т(2) - Т(1))/ 365/ 100 %, где К(2) - сумма выплат по второму купону в расчете на одну Облигацию, руб.; N - номинальная стоимость одной Облигации, руб.; С(2) - размер процентной ставки по 2-му купону, процентов годовых; Т(1) - дата начала второго купонного периода; Т(2) - дата окончания второго купонного периода Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

3. Купон: 3 Процентная ставка купонного дохода по третьему купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода третьего купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода третьего купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска	Сумма выплат по третьему купону в расчете на одну Облигацию определяется по формуле: К(3)= С(3) * N * (Т(3) - Т(2))/ 365/ 100 %, где К(3) - сумма выплат по третьему купону в расчете на одну Облигацию, руб.; N - номинальная стоимость одной Облигации, руб.; С(3) - размер процентной ставки по 3-му купону, процентов годовых; Т(2) - дата начала третьего купонного периода; Т(3) - дата окончания третьего купонного периода Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом

		математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

4. Купон: 4 Процентная ставка купонного дохода по четвёртому купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода четвертого купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода четвертого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска.	Сумма выплат по четвертому купону в расчете на одну Облигацию определяется по формуле: К(4)= С(4) * N * (Т(4) - Т(3))/ 365/ 100 %, где К(4) - сумма выплат по четвертому купону в расчете на одну Облигацию, руб.; N - номинальная стоимость одной Облигации, руб.; С(4) - размер процентной ставки по 4-му купону, процентов годовых; Т(3) - дата начала четвертого купонного периода; Т(4) - дата окончания четвертого купонного периода Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

5. Купон: 5 Процентная ставка купонного дохода по пятому купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода пятого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода пятого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.	Сумма выплат по пятому купону в расчете на одну Облигацию определяется по формуле: К(5)= С(5) * N * (Т(5) - Т(4))/ 365/ 100 %, где К(5) - сумма выплат по пятому купону в расчете на одну Облигацию, руб.; N - номинальная стоимость одной Облигации, руб.; С(5) - размер процентной ставки по 5-му купону, процентов годовых; Т(4) - дата начала пятого купонного периода; Т(5) - дата окончания пятого купонного периода Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой

		копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

6. Купон: 6 Процентная ставка купонного дохода по шестому купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода шестого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода шестого купона выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска.	Сумма выплат по шестому купону в расчете на одну Облигацию определяется по формуле: K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, где K(6) - сумма выплат по шестому купону в расчете на одну Облигацию, руб.; N - номинальная стоимость одной Облигации, руб.; C(6) - размер процентной ставки по 6-му купону, процентов годовых; T(5) - дата начала шестого купонного периода; T(6) - дата окончания шестого купонного периода Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

Размер купона определен на аукционе в день размещения и сохраняется для всех последующих купонов и составляет 12,35% годовых. Порядок определения размера купона описан выше в пп.8.3 Решения о выпуске облигаций.

Порядок и условия выплаты купонного дохода:

Купонный (процентный) период		Срок (дата) выплаты купонного (процентного) дохода	Дата составления списка владельцев облигаций для выплаты купонного (процентного) дохода
Дата начала	Дата окончания		
1. Купон: 1			
Датой начала купонного периода первого купона выпуска является дата начала размещения Облигаций выпуска.	183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска	Датой выплаты купонного дохода по первому купону выпуска является 183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того,	- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям

		будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	(далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям по всем купонам производится в валюте Российской Федерации в безналичном порядке депонентам НДЦ. Владелец Облигации, если он не является депонентом НДЦ, может уполномочить держателя Облигаций - депонента НДЦ получать суммы от выплаты доходов по Облигациям.
Выплата доходов по Облигациям производятся депонентам НДЦ в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня держателей Облигаций"). Исполнение обязательств по отношению к владельцу, включенному в список владельцев Облигаций, признается надлежащим в том числе в случае отчуждения Облигаций после даты составления списка владельцев Облигаций.
Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям НДЦ предоставляет Эмитенту и/или Платёжному агенту перечень держателей Облигаций, составленный на Дату составления перечня держателей Облигаций, включающий в себя следующие данные:
а) Полное наименование держателя Облигаций.
б) Количество Облигаций, учитываемых на счетах депо соответствующего держателя Облигаций.
в) Место нахождения и почтовый адрес держателя Облигаций.

г) Реквизиты банковского счёта держателя Облигаций, а именно: - расчетный счет держателя; - идентификационный номер налогоплательщика держателя; - наименование банка держателя; - корреспондентский счет банка держателя; - банковский идентификационный код банка держателя. д) Налоговый статус депонента НДЦ (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.) Держатель самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в НДЦ. В случае непредставления или несвоевременного предоставления НДЦ указанных реквизитов исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по облигациям производится на основании данных НДЦ. Не позднее 2 (Двух) дней до даты выплаты доходов по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента. На основании перечня держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм доходов по Облигациям. В дату выплаты доходов по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета держателей Облигаций в пользу владельцев Облигаций. В случае, если одно лицо уполномочено на получение сумм доходов по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций. Если дата погашения Облигаций выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

2. Купон: 2

Датой начала купонного периода второго купона выпуска является 183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода второго купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.	Датой выплаты купонного дохода по второму купону выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец	- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в

		Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты дохода по Облигациям по второму купону аналогичен порядку выплаты по первому купону.			

3. Купон: 3

Датой начала купонного периода третьего купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода третьего купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска	Датой выплаты купонного дохода по третьему купону выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать	Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления

		начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты дохода по Облигациям по третьему купону аналогичен порядку выплаты по первому купону описанному ранее.			

4. Купон: 4

Датой начала купонного периода четвертого купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода четвертого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска.	Датой выплаты купонного дохода по четвёртому купону выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной	- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных

		компенсации за такую задержку в платеже.	держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты дохода по Облигациям по четвертому купону аналогичен порядку выплаты по первому купону описанному ранее.

5. Купон: 5

Датой начала купонного периода пятого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода пятого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.	Датой выплаты купонного дохода по пятому купону выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую	- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для

		задержку в платеже.	выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты дохода по Облигациям по пятому купону аналогичен порядку выплаты по первому купону описанному ранее.			

6. Купон: 6

Датой начала купонного периода шестого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода шестого купона выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска.	Датой выплаты купонного дохода по шестому купону выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из

			купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по и погашения данного выпуска последнему купону Облигаций.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты дохода по Облигациям по шестому купону аналогичен порядку выплаты по первому купону, описанному ранее.			

Выплата купонного (процентного) дохода осуществляется эмитентом через платежного агента.

Полное наименование: ***Акционерный Коммерческий Банк "Московский Деловой Мир" (открытое акционерное общество)***

Сокращенное наименование: **ОАО "*МДМ-Банк*"**

Место нахождения: ***115172, город Москва, Котельническая наб., д.33, стр.1.***

Почтовый адрес: ***115172, город Москва, Котельническая наб., д.33, стр.1.***

Обязанности и функции платежного агента:

Платежный агент обязуется:

- От имени, за счет и по поручению Эмитента осуществлять выплату денежных средств лицам, уполномоченным на получение сумм от погашения и купонного дохода по Облигациям - владельцам Облигаций и/или номинальным держателям Облигаций - в размере, в сроки и в порядке, установленными Решением о выпуске и Проспектом Облигаций выпуска. Любые выплаты денежных средств по Облигациям осуществляются Платежным агентом только при условии перечисления Эмитентом на лицевой счет Эмитента, открытый у Платежного агента, денежных средств в размере, достаточном для осуществления таких выплат.

- Рассчитывать суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения и купонного дохода по Облигациям в порядке, установленном Решением о выпуске и Проспектом Облигаций выпуска

- Предоставлять Эмитенту письменные отчеты о проведенных Выплатах по Облигациям в порядке и в сроки, установленные Договором, заключенным между Эмитентом и Платежным агентом.

- Предоставлять владельцам и номинальным держателям Облигаций информацию о размере, сроках и условиях выплаты купонного дохода по Облигациям, а также о сроках и условиях погашения Облигаций.

- По требованию Эмитента предоставлять информацию, полученную Платежным агентом от Депозитария в связи с исполнением обязанностей Платежного агента по Облигациям выпуска.

- Соблюдать конфиденциальность информации, полученной Платежным агентом в связи с исполнением своих обязанностей, если эта информация не является общедоступной или не

подлежит раскрытию в соответствии с нормативными актами Российской Федерации.

Вид обеспечения облигаций: ***Поручительство***

Размер обеспечения (руб.): ***2 000 000 000 и сумма процентного дохода***

(16) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***04***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска ценных бумаг: ***4-19-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***29.06.2004г.***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФСФР России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***12.10.2004***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФСФР России***

Количество ценных бумаг выпуска: ***7 000 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***7 000 000 000 рублей***

Количество размещенных ценных бумаг выпуска: ***5 622 595 штук***

Номинальная стоимость размещенных ценных бумаг выпуска: ***5 622 595 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Облигации представляют собой прямые, безусловные обязательства Открытого акционерного общества «Центральная телекоммуникационная компания» (далее – «Эмитент»).

1. Владелец Облигации имеет право на получение в предусмотренный Облигацией срок номинальной стоимости Облигации.

2. Владелец Облигации имеет право на получение купонного дохода (процента от номинальной стоимости Облигации) по окончании каждого купонного периода.

3. В случае неисполнения Эмитентом обязательств по Облигациям или ненадлежащего исполнения соответствующих обязательств (в том числе дефолт, технический дефолт), согласно п. 9.7. и п. 12.2. Решения о выпуске ценных бумаг и п. 9.1.2. пп. е) и п. 9.1.2. пп. з) Проспекта ценных бумаг, предусмотрено обеспечение в форме поручительства. Поручитель обязуется отвечать перед владельцами Облигаций за исполнение Эмитентом обязательств по Облигациям по выплате номинальной стоимости Облигаций при погашении Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей, по выплате совокупного купонного дохода по Облигациям.

Владелец Облигаций имеет право предъявить поручителю – Обществу с ограниченной ответственностью «Телеком-Терминал» требование в соответствии с условиями обеспечения, указанными в п. 12.2. Решения о выпуске ценных бумаг и п. 9.1.2. пп. з) Проспекта ценных бумаг. С переходом прав на Облигацию к новому владельцу (приобретателю) переходят все права, вытекающие из поручительства. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

4. Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

5. Кроме перечисленных прав, Владелец Облигации вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Лицом, предоставившим обеспечение по данному выпуску облигаций, является Обществу с ограниченной ответственностью «Телеком-Терминал»

Место нахождения: ***Российская Федерация, 153000, г. Иваново, ул. Ленина, 13***

Почтовый адрес: ***Российская Федерация, 153000, г. Иваново, ул. Ленина, 13***

Идентификационный номер налогоплательщика: *3731033198*

Порядок и условия размещения ценных бумаг:

Способ размещения: ***открытая подписка***

Фактический срок размещения: ***с 17.08.2004 по 31.08.2004***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 622 595 штук;***

Сведения об обязательном централизованном хранении:

Ценные бумаги выпуска являются документарными ценными бумагами с обязательным централизованным хранением.

Полное фирменное наименование депозитария: ***Некоммерческое партнерство "Национальный депозитарный центр"***

Сокращенное фирменное наименование: ***НДЦ***

Место нахождения: ***117049, Российская Федерация, г. Москва, ул. Житная, д. 12***

Номер лицензии: ***177-03431-000100***

Дата выдачи лицензии: ***4.12.2000***

Срок действия лицензии: ***без ограничения срока действия***

Орган, выдавший лицензию: ***ФКЦБ России***

Порядок и условия погашения ценных бумаг выпуска:

Погашение Облигаций производится в рублях Российской Федерации в безналичном порядке.

Порядок и условия погашения облигаций, включая срок погашения.

Порядок погашения облигаций:

Погашение Облигаций производится платежным агентом по поручению и за счет Эмитента.

Функции платежного агента при погашении Облигаций выполняет Акционерный коммерческий банк «РОСБАНК» (открытое акционерное общество) (далее и ранее по тексту «Платежный агент»), зарегистрированный по адресу: 107078, Москва, ул. Маши Порываевой, 11 и находящийся по адресу: 107078, Москва, ул. Маши Порываевой, 11.

Эмитент может назначать дополнительных и иных платежных агентов и отменять такие назначения. Официальное сообщение Эмитента об указанных действиях публикуется Эмитентом в порядке и сроки, указанные в п. 11 Решения о выпуске ценных бумаг и п. 2.9. Проспекта ценных бумаг.

Облигации погашаются по номинальной стоимости в 1830-й (Одна тысяча восемьсот тридцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном

порядке в пользу владельцев Облигаций. Презюмируется, что номинальные держатели-депоненты НДЦ уполномочены получать суммы погашения по Облигациям.

Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7-му (Седьмому) рабочему дню до даты погашения Облигаций (далее по тексту – «Дата составления Перечня владельцев и/или номинальных держателей Облигаций»).
Исполнение Эмитентом обязательств по погашению Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).

Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в 6-й (Шестой) рабочий день до даты погашения, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже для Перечня владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций;*
- *налоговый статус владельца Облигаций.*

В случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии.*

В случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Исполнение обязательства по отношению к владельцу Облигаций, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 4-й (Четвертый) рабочий день до даты погашения Облигаций НДЦ предоставляет Эмитенту и Платежному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или

номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.

В случае если указанные сведения были несвоевременно или не в полном объеме предоставлены в НДЦ, Эмитент не несет ответственности за несвоевременное или ненадлежащее исполнение обязательств по погашению Облигаций.. При этом риск возникновения убытков в случае несвоевременного предоставления или предоставления в неполном объеме указанных сведений несет владелец Облигаций.

В случае непредставления (несвоевременного представления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

Не позднее, чем в 3-й (Третий) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

В дату погашения Облигаций Платежный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Срок погашения облигаций выпуска:

Дата начала погашения:

Датой начала погашения Облигаций является 1830-й (Одна тысяча восемьсот тридцатый) день с даты начала размещения Облигаций.

Дата окончания погашения:

Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Форма погашения облигаций:

Погашение Облигаций выпуска производится в денежной форме в валюте Российской Федерации в безналичном порядке. Возможность выбора владельцами Облигаций формы погашения Облигаций не предусмотрена

Порядок и сроки выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		**Срок (дата) выплаты купонного (процентного) дохода**	**Дата составления списка владельцев облигаций для выплаты купонного (процентного) дохода**
Дата начала	**Дата окончания**		
1 Купон: Процентная ставка по первому купону устанавливается на конкурсе по определению ставки первого купона в процентах годовых в дату начала размещения Облигаций.			
Датой начала купонного периода первого купона выпуска является дата начала размещения Облигаций.	Датой окончания купонного периода первого купона является дата начала купонного периода второго купона, которая наступает в 183-й день с даты начала размещения Облигаций.	Купонный доход по 1-му купону выплачивается в 183-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7-му (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту – «Дата составления Перечня владельцев и/или номинальных держателей Облигаций»).
Порядок выплаты купонного (процентного) дохода: Выплата купонного дохода по Облигациям производится Платежным агентом по поручению и за счет Эмитента. Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.			

Презюмируется, что номинальные держатели-депоненты НДЦ уполномочены получать сумму купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.. В случае непредставления (несвоевременного представления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту – «Дата составления Перечня владельцев и/или номинальных держателей Облигаций»).

Исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).

Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в 6 (Шестой) рабочий день до даты выплаты купонного дохода по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже для Перечня владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение суммы купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

полное наименование/Ф.И.О. владельца Облигаций;

количество принадлежащих владельцу Облигаций;

полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям;

место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;

реквизиты банковского счета лица, уполномоченного получать суммы купонного дохода по Облигациям;

идентификационный номер налогоплательщика (ИНН) владельца Облигаций;

налоговый статус владельца Облигаций.

В случае если владельцем Облигаций является юридическое лицо-нерезидент:

индивидуальный идентификационный номер (ИИН) – при наличии.

В случае если владельцем Облигаций является физическое лицо:

вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;

номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);

ИНН владельца Облигаций (при его наличии);

число, месяц и год рождения владельца Облигаций.

Исполнение обязательства по отношению к владельцу Облигаций, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельцев на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.

Не позднее, чем в 4-й (Четвертый) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платежному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям.

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы купонного дохода по Облигациям.

В случае если указанные сведения не были своевременно или в неполном объеме предоставлены в НДЦ владельцем Облигаций, Эмитент не несет ответственности за несвоевременное и/или ненадлежащее исполнение обязательств по выплате купонного дохода по Облигациям. При этом риск возникновения убытков в случае несвоевременного предоставления и/ или предоставления в неполном объеме указанных сведений несет владелец Облигаций.

В случае непредставления (несвоевременного предоставления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение суммы купонного дохода по Облигациям.

Не позднее, чем в 3-й (Третий) рабочий день до даты выплаты суммы купонного дохода по

Облигациям Эмитент перечисляет необходимые денежные средства на счет Платежного агента. В дату выплаты купонного дохода по Облигациям Платежный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение суммы купонного дохода по Облигациям, в пользу владельцев Облигаций. В случае если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

2 Купон: Процентная ставка по второму купону устанавливается равной ставке первого купона.

Датой начала купонного периода второго купона является 183-й день с даты начала размещения Облигаций.	Датой окончания второго купонного периода является дата начала третьего купонного периода, которая наступает в 366-й день с даты начала размещения Облигаций.	Купонный доход по 2-му купону выплачивается в 366-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по второму купону аналогичен порядку выплаты купонного дохода по первому купону.			

3 Купон: Процентная ставка по третьему купону устанавливается равной ставке первого купона.

Датой начала купонного периода третьего купона является 366-й день с даты начала размещения Облигаций.	Датой окончания третьего купонного периода является дата начала четвертого купонного периода, которая наступает в 549-й день с даты начала размещения Облигаций.	Купонный доход по 3-му купону выплачивается в 549-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ,

		выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по третьему купону аналогичен порядку выплаты купонного дохода по первому купону.			

4 Купон: Процентная ставка по четвертому купону устанавливается равной ставке первого купона.

Датой начала купонного периода четвертого купона является 549- й день с даты начала размещения Облигаций..	Датой окончания четвертого купонного периода является дата начала пятого купонного периода, которая наступает в 732-й день с даты начала размещения Облигаций.	Купонный доход по 4-му купону выплачивается в 732-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по четвертому купону аналогичен порядку выплаты			

купонного дохода по первому купону.

5 Купон: Процентная ставка по пятому купону устанавливается равной ставке первого купона.

Датой начала купонного периода пятого купона является 732-й день с даты начала размещения Облигаций.	Датой окончания пятого купонного периода является дата начала шестого купонного периода, которая наступает в 915-й день с даты начала размещения Облигаций.	Купонный доход по 5-му купону выплачивается в 915-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по пятому купону аналогичен порядку выплаты купонного дохода по первому купону.			

6 Купон: Процентная ставка по шестому купону устанавливается равной ставке первого купона.

Датой начала купонного периода шестого купона является 915-й день с даты начала размещения Облигаций.	Датой окончания шестого купонного периода является дата начала седьмого купонного периода, которая наступает в 1098-й день с даты начала размещения Облигаций.	Купонный доход по 6-му купону выплачивается в 1098-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, -	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

		то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже..	
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по шестому купону аналогичен порядку выплаты купонного дохода по первому купону.			

7 Купон: Процентная ставка по седьмому купону устанавливается равной ставке первого купона.

Датой начала купонного периода седьмого купона является 1098-й день с даты начала размещения Облигаций.	Датой окончания седьмого купонного периода является дата начала восьмого купонного периода, которая наступает в 1281-й день с даты начала размещения Облигаций.	Купонный доход по 7-му купону выплачивается в 1281-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по седьмому купону аналогичен порядку выплаты купонного дохода по первому купону.			

8 Купон: Процентная ставка по восьмому купону устанавливается равной ставке первого купона.

Датой начала купонного периода	Датой окончания восьмого купонного	Купонный доход по 8-му купону	Выплата купонного дохода по Облигациям

восьмого купона является 1281-й день с даты начала размещения Облигаций.	периода является дата начала девятого купонного периода, которая наступает в 1464-й день с даты начала размещения Облигаций.	выплачивается в 1464-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по восьмому купону аналогичен порядку выплаты купонного дохода по первому купону.			

9 Купон: Процентная ставка по девятому купону устанавливается равной ставке первого купона.

Датой начала купонного периода девятого купона является 1464-й день с даты начала размещения Облигаций.	Датой окончания девятого купонного периода является дата начала десятого купонного периода, которая наступает в 1647-й день с даты начала размещения Облигаций.	Купонный доход по 9-му купону выплачивается в 1647-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

		Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по девятому купону аналогичен порядку выплаты купонного дохода по первому купону.			

10 Купон: Процентная ставка по десятому купону устанавливается равной ставке первого купона.

Датой начала купонного периода десятого купона является 1647-й день с даты начала размещения Облигаций.	Дата окончания десятого купонного периода совпадает с датой погашения Облигаций и наступает в 1830-й день с даты начала размещения Облигаций.	Купонный доход по 10-му купону выплачивается в 1830-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по десятому купону аналогичен порядку выплаты купонного дохода по первому купону.			

Дата составления списка владельцев облигаций для исполнения по ним обязательств (выплата процентов (купона), погашение): *исполнение обязательств Эмитента по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.*

Исполнение обязательства по отношению к владельцу Облигаций, включенному в список владельцев Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления Списка владельцев Облигаций.

В случае непредставления (несвоевременного предоставления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ.

Выплата купонного (процентного) дохода по Облигациям и погашение Облигаций осуществляется Эмитентом через Платежного агента.

Полное наименование: ***Акционерный коммерческий банк «РОСБАНК» (открытое акционерное общество)***

Сокращенное наименование: ***ОАО АКБ «РОСБАНК»***

Место нахождения: ***107078, Москва, ул. Маши Порываевой, 11***

Почтовый адрес: ***107078, Москва, ул. Маши Порываевой, 11***

Номер лицензии кредитной организации: ***Генеральная лицензия на осуществление банковских операций № 2272***

Дата получения лицензии: ***27.01.2003 г.***

Орган, выдавший указанную лицензию: ***Центральный Банк Российской Федерации (Банк России)***

Функции платежного агента:

Платежный агент действует на основании договора «О платежном агенте» с Эмитентом. На основании этого договора:

1) Платежный агент обязуется от имени и за счет Эмитента осуществлять платежи по погашению Облигаций, осуществлять платежи по выплате купонного дохода по Облигациям, также по запросу Эмитента оказывать консультационные услуги по подготовке документов, необходимых для выполнения Эмитентом своих обязательств по выплате сумм купонного дохода и номинальной стоимости Облигаций.

2) Платежный агент обязуется в течение 1 (Одного) рабочего дня с даты соответствующего платежа в уплату купонного дохода и/или номинальной стоимости Облигаций уведомить эмитента о произведенных выплатах.

Эмитент может назначать дополнительных и иных платежных агентов и отменять такие назначения. Официальное сообщение Эмитента об указанных действиях публикуется Эмитентом в порядке и сроки, указанные в п. 11 Решения о выпуске ценных бумаг п. 2.9. Проспекта ценных бумаг.

Вид обеспечения облигаций: *Поручительство*

Сумма поручительства определяется размером денежных обязательств Эмитента Облигаций перед владельцами Облигаций по выплате номинальной стоимости Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей и совокупного купонного дохода по Облигациям.

8.3.3. Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Выпусков, обязательства эмитента по ценным бумагам которых не исполнены (дефолт), - ***нет.***

8.4. Сведения о лице (лицах), предоставившем (предоставивших) обеспечение по облигациям выпуска

(1) По облигациям документарным процентным неконвертируемым на предъявителя серии 03:

Сведения о лице (лицах), предоставивших обеспечение по размещенным облигациям:

Полное фирменное наименование: ***Общество с ограниченной ответственностью «Бассиан инвест»***

Сокращенное фирменное наименование: *ООО «Бассиан инвест»*

Место нахождения лица, предоставившего обеспечение по облигациям выпуска:

Российская Федерация, 103009, город Москва, улица Садовая-Триумфальная, дом 4/10

(2) По облигациям документарным процентным неконвертируемым на предъявителя серии 04:

Сведения о лице (лицах), предоставивших обеспечение по размещенным облигациям:

Полное фирменное наименование: ***Общество с ограниченной ответственностью «***Телеком-Терминал»

Сокращенное фирменное наименование: ***ООО «***Телеком-Терминал»

Место нахождения лица, предоставившего обеспечение по облигациям выпуска:

Российская Федерация, 153000, г. Иваново, ул. Ленина, 13

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска

По облигациям документарным процентным неконвертируемым на предъявителя серии 03:

Вид обеспечения (способ предоставляемого обеспечения):

поручительство

Размер обеспечения (руб.): ***2 000 000 000 и сумма процентного дохода***

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

Приобретение облигаций означает заключение приобретателем облигаций договора, в соответствии с которым предоставляется обеспечение выпуска облигаций. С переходом прав на облигацию приобретателю переходят права по указанному договору в том же объеме и на тех же условиях, которые существуют на момент перехода прав на облигацию. При этом письменная форма договора считается соблюдённой.

ООО "Бассиан инвест" обязуется исполнить за Эмитента его обязательства перед владельцами Облигаций только после того, как будет установлено, что Эмитент не в состоянии выполнить свои обязательства перед владельцами Облигаций.

ООО "Бассиан инвест" обязуется исполнить обязательства Эмитента перед владельцами Облигаций, которые вправе требовать от Компании исполнения её обязательств в соответствии с заключенным Соглашением, при одновременном наличии следующих условий:

– Эмитент не выплатил или выплатил не в полном объёме купонный доход владельцам Облигаций в сроки, определенные Решением о выпуске и Проспектом Облигаций;

– Эмитент не выплатил или выплатил не в полном объеме номинальную стоимость Облигаций при погашении в сроки, определенные Решением о выпуске и Проспектом Облигаций, владельцам Облигаций.

Одновременное наличие указанных выше условий является фактом неисполнения Эмитентом своих обязательств перед владельцами.

В случае возникновения вышеозначенных обстоятельств, Обязательства Эмитента исполняются Поручителем в соответствии с нижеследующим порядком:

Владелец Облигаций или уполномоченное им лицо вправе предъявить Поручителю письменное требование об исполнении Обязательств Эмитента (далее "Требование").

Указанное Требование должно содержать:

– полное наименование (Ф.И.О.) Владельца Облигаций, а в случае, если Облигации переданы в номинальное держание и номинальный держатель уполномочен на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям, также полное наименование номинального держателя;

– количество Облигаций, принадлежащих Владельцу Облигаций;

– место нахождения и фактический адрес, контактные телефоны лица, уполномоченного

на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям;

– налоговый статус Владельца Облигаций (резидент; нерезидент, осуществляющий свою деятельность в Российской Федерации через постоянное представительство; нерезидент, получающий доходы, не связанные с постоянным представительством; физические лица - налоговые резиденты Российской Федерации; физические лица, фактически находящиеся на территории Российской Федерации не менее 183 дней в календарном году; иностранный гражданин; лицо без гражданства);

– реквизиты банковского счета лица, уполномоченного на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям.

К Требованию должны быть приложены:

документы, подтверждающие право собственности Владельца Облигаций на указанное в Требовании количество Облигаций (выписка по счету депо Владельца Облигаций или иной аналогичный документ);

документ, подтверждающий право уполномоченного лица Владельца Облигаций на подписание Требования от имени Владельца Облигаций;

документы, подтверждающие неисполнение или ненадлежащее исполнение Эмитентом его Обязательств.

Требование подписывается Владельцем Облигаций или уполномоченным им лицом. При этом, если Владельцем Облигаций или уполномоченным им лицом является юридическое лицо - резидент, то такое Требование должно быть подписано руководителем и главным бухгалтером соответствующего юридического лица, и скреплено печатью юридического лица. В случае, если Владельцем Облигаций или уполномоченным им лицом является юридическое лицо - нерезидент, то такое Требование должно быть подписано руководителем соответствующего юридического лица и скреплено печатью юридического лица, либо подписано уполномоченным представителем такого юридического лица.

Вышеуказанное Требование должно быть предъявлено Поручителю не позднее 6 (шести) месяцев со дня наступления срока исполнения Обязательства Эмитента (истечения последнего дня срока, если исполнение Обязательства предусмотрено в течение определенного периода времени).

В течение 1 (одного) месяца, следующего за датой предъявления Требования, Поручитель выплачивает соответствующему Владельцу Облигаций или его номинальному держателю, уполномоченному на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям, общую номинальную стоимость Облигаций, принадлежащих такому Владельцу Облигаций и/или причитающийся на такие Облигации процент (купонный доход).

Стоимость чистых активов эмитента на дату предоставления обеспечения – ***15 049 625,00 тыс. руб.***

Стоимость чистых активов поручителя на последнюю отчетную дату перед предоставлением поручительства: ***-1 579 тыс.руб.***

Стоимость чистых активов поручителя на конец отчетного квартала - ***-1 635 тыс. руб.***

По облигациям документарным процентным неконвертируемым на предъявителя серии 04:

Вид обеспечения (способ предоставляемого обеспечения):

поручительство

Размер обеспечения (руб.): ***7 000 000 000 и сумма процентного дохода***

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

Положения п.12.2 Решения о выпуске ценных бумаг и п. 9.1.2. пп. з) Проспекта ценных бумаг являются предложением Поручителя заключить договор поручительства на изложенных

условиях (далее – «Оферта»).

Настоящим Поручитель обязуется в целях обеспечения надлежащего исполнения Открытым акционерным обществом «Центральная телекоммуникационная компания» (далее – «Эмитент») обязательств по процентным документарным неконвертируемым облигациям Эмитента на предъявителя серии 04 с обязательным централизованным хранением, номинальной стоимостью 1000 (Одна тысяча) рублей, в количестве 7 000 000 (Семь миллионов) штук (далее - Облигации), отвечать перед приобретателями Облигаций (далее - Владельцы) за исполнение Эмитентом обязательств Эмитента по выплате общей суммы номинальной стоимости Облигаций при погашении Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей, и по выплате совокупного купонного дохода по Облигациям (далее – «Обязательства») в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг.

Поручитель несет перед Владельцами солидарную с Эмитентом ответственность за неисполнение Эмитентом Обязательств.

Поручитель несет ответственность перед владельцами Облигаций в размере, не превышающем суммарной номинальной стоимости выпуска Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей, и совокупного купонного дохода по 7 000 000 (Семи миллионам) Облигаций. Поручитель не отвечает за возмещение судебных издержек Владельцев по взысканию с Эмитента задолженности и других убытков Владельцев и / или штрафных санкций, вызванных неисполнением или ненадлежащим исполнением Эмитентом своих обязательств по выплате номинальной стоимости Облигаций и/или купонного дохода по Облигациям.

Поручитель отвечает за исполнение Обязательств Эмитентом при наличии одновременно следующих условий:

- Владелец или надлежащим образом уполномоченное Владельцем лицо предъявили Поручителю требование об исполнении соответствующего Обязательства (далее – «Требование»);

- Требование содержит:

(а) характер неисполненных Обязательств Эмитента перед Владельцем;

(б) размер неисполненных Обязательств Эмитента перед Владельцем;

(в) полное фирменное наименование (Ф.И.О. - для физического лица) Владельца и лица, уполномоченного получать исполнение по Обязательствам (в случае назначения такового);

(г) место нахождения (место жительства) Владельца и лица, уполномоченного получать выплаты по Облигациям (в случае назначения такового);

(д) для физического лица - серию и номер паспорта, кем и когда выдан;

(е) указание страны, в которой Владелец является налоговым резидентом;

(ж) количество принадлежащих Владельцу Облигаций, по которым должны производится выплаты;

(з) реквизиты банковского счета Владельца или лица, уполномоченного получать исполнение по Обязательствам;

- к Требованию приложены:

(а) копия выписки по счету депо Владельца, заверенная депозитарием, осуществляющим учет и удостоверение прав по Облигациям, с указанием количества Облигаций, принадлежащих Владельцу;

(б) в случае предъявления Требования представителем Владельца, оформленные в соответствии с действующими нормативными правовыми актами РФ документы, подтверждающие полномочия лица, предъявившего Требование;

Требование подписано Владельцем или лицом, уполномоченным заявлять Требование. Если Требование предъявляется юридическим лицом, оно должно быть скреплено печатью этого юридического лица.

Требования могут быть предъявлены Поручителю в срок, не превышающий двух лет с даты погашения Облигаций, установленной в Проспекте ценных бумаг.

Поручитель производит соответствующие выплаты не позднее 30 (Тридцати) дней со дня получения Требования, на счет, указанный в Требовании.

Приобретение Облигаций означает акцепт Оферты, а именно, заключение приобретателем Облигаций с Поручителем договора поручительства на изложенных выше условиях. Указанный договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на Облигации, при этом письменная форма договора поручительства считается соблюденной. С переходом прав на Облигацию к приобретателю переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из указанного договора поручительства, без передачи прав на Облигацию является недействительной.

Оферта является безотзывной.

Все споры, возникающие в связи с Офертой и договором поручительства, заключенным посредством акцепта Оферты, разрешаются в Арбитражном суде города Москвы или суде общей юрисдикции по месту нахождения ответчика.

Правоотношения, возникающие в связи с Офертой и договором поручительства, заключенным посредством акцепта Оферты, регулируются законодательством РФ.

Обязательства эмитента по облигациям, исполнение которых обеспечивается предоставляемым обеспечением:

Указанным выше поручительством обеспечиваются следующие обязательства Эмитента по Облигациям:

- выплата общей суммы номинальной стоимости Облигаций при погашении Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей,

- выплата совокупного купонного дохода по Облигациям в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг.

Иные условия обеспечения исполнения обязательств по облигациям: отсутствуют

Порядок уведомления (раскрытия информации) об изменении условий обеспечения исполнения обязательств по облигациям, происходящих по причинам, не зависящим от эмитента или владельцев облигаций с обеспечением:

Официальное сообщение Эмитента об изменении условий обеспечения исполнения обязательств по Облигациям, происходящих по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, публикуется Эмитентом в порядке и сроки, указанные в п. 11 Решения о выпуске ценных бумаг и п. 2.9. Проспекта ценных бумаг.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на облигацию является недействительной.

Стоимость чистых активов эмитента на дату предоставления обеспечения *–15 530 531 тыс. руб.*

Стоимость чистых активов поручителя на последнюю отчетную дату перед предоставлением поручительства: *819 тыс.руб.*

Стоимость чистых активов поручителя на конец отчетного квартала: *информация будет после составления Годовой бухгалтерской отчетности за 2005 год.*

8.5.1. Условия обеспечения использования обязательств по облигациям с ипотечным покрытием

Облигации с ипотечным покрытием Обществом не размещались.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента

Лицо, осуществляющее ведение реестра владельцев именных ценных бумаг эмитента: ***Регистратор***

Полное фирменное наименование: ***Открытое акционерное общество «Объединенная регистрационная компания»***

Сокращенное фирменное наименование: **ОАО *«ОРК»***

Место нахождения: ***113095, г.Москва, ул.Пятницкая, дом 70***

Номер лицензии регистратора на осуществление деятельности по ведению реестра владельцев ценных бумаг: ***10-000-1-00314***

Дата выдачи: ***30.03.2004***

Срок действия: ***без ограничения срока действия***

Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***13.12.2005***

Депозитарий, осуществляющий централизованное хранение ценных бумаг эмитента:

Полное фирменное наименование: ***Некоммерческое партнерство "Национальный Депозитарный Центр"***

Сокращенное фирменное наименование: **НДЦ**

Место нахождения: ***Россия, г.Москва, Средний Кисловский пер., д.1/13, стр.4***

Номер лицензии профессионального участника рынка ценных бумаг на осуществление деятельности депозитария: ***177-03431-000100***

Дата выдачи: ***04.12.2000***

Срок действия: ***без ограничения срока действия***

Орган, выдавший лицензию: ***ФКЦБ России***

Депозитарий осуществляет централизованное хранение следующих ценных бумаг:

- Сертификат документарных процентных неконвертируемых облигаций на предъявителя серии 03 с обязательным централизованным хранением. Государственный регистрационный номер выпуска № 4-18-00194-А от 1 августа 2003г, общее количество облигаций выпуска – 2000000 облигаций, номинальной стоимостью 1 000 (одна тысяча) каждая и общей номинальной стоимостью 2000000000 руб.
- Сертификат документарных процентных неконвертируемых облигаций на предъявителя серии 04 с обязательным централизованным хранением. Государственный регистрационный номер выпуска № 4-19-00194-А от 29 июня 2004г, общее количество облигаций выпуска –5 622 595 облигаций, номинальной стоимостью 1 000 (одна тысяча) каждая и общей номинальной стоимостью 5 622 595 000 руб.

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов других платежей нерезидентам

1. Закон РСФСР от 26.06.1991 "Об инвестиционной деятельности в РСФСР" (с изменениями от 19.06.1995 № 89-ФЗ, от 25.02.1999 № 39-ФЗ, от 10.01.2003 № 15-ФЗ).

2. Федеральный закон от 09.07.1999 № 160-ФЗ "Об иностранных инвестициях в Российской Федерации" (в редакции федеральных законов от 21.03.2002 № 31-ФЗ, от 25.07.2002 № 117-ФЗ, от 08.12.2003 № 169-ФЗ, от 22.07.2005 № 117-ФЗ).

3. Федеральный закон от 22.04.1996 № 39-ФЗ "О рынке ценных бумаг" (в редакции федеральных законов от 26.11.1998 № 182-ФЗ, от 08.07.1999 № 139-ФЗ, от 07.08.2001 № 121-ФЗ, от 28.12.2002 № 185-ФЗ, от 29.06.2004 № 58-ФЗ, от 28.07.2004 № 89-ФЗ, от 07.03.2005 № 16-ФЗ, от 18.06.2005 № 61-ФЗ).

4. Федеральный закон от 10.12.2003 № 173-ФЗ "О валютном регулировании и валютном контроле" (в редакции федеральных законов от 29.06.2004 № 58-ФЗ, от 18.07.2005 № 90-ФЗ).

5. Указ Президента Российской Федерации от 10.06.1994 № 1184 "О

совершенствовании работы банковской системы Российской Федерации" (в редакции Указа Президента Российской Федерации от 27.04.1995 № 419).

6. Инструкция Центрального банка Российской Федерации от 07.06.2004 № 116-И «О видах специальных счетов резидентов и нерезидентов» (в редакции Указания Центрального банка Российской Федерации от 16.12.2004 № 1529-У).

7. Инструкция Центрального банка Российской Федерации от 15.06.2004 № 117-И «О порядке представления резидентами и нерезидентами уполномоченным банкам документов и информации при осуществлении валютных операций, порядке учета уполномоченными банками валютных операций и оформления паспортов сделок».

8. Положение о порядке переоформления уполномоченными банками счетов типа «С» нерезидентов, открытых в уполномоченных банках, в связи с принятием Инструкции Центрального банка Российской Федерации от 07.06.2004 № 116-И «О видах специальных счетов резидентов и нерезидентов», принятое Центральным банком Российской Федерации 15.06.2004 № 260-П.

9. Указание Центрального банка Российской Федерации от 02.07.2001 № 991-У «О перечне ценных бумаг, операции с которыми осуществляются нерезидентами с использованием специальных счетов нерезидентов типа «С».

10. Указание Центрального банка Российской Федерации от 29.06.2004 № 1465-У «Об установлении требований о резервировании при зачислении денежных средств на специальные банковские счета и при списании денежных средств со специальных банковских счетов» (в редакции Указания Центрального банка Российской Федерации от 29.12.2004 № 1540-У).

11. Международные договоры Российской Федерации по вопросам устранения двойного налогообложения.

12. Иные законодательные акты Российской Федерации.

8.8. Описание порядка налогообложения доходов по размещённым и размещаемым эмиссионным ценным бумагам эмитента

Налогообложение доходов по размещенным и размещаемым эмиссионным ценным бумагам Эмитента регулируется Налоговым кодексом Российской Федерации (далее - «НК»), а также иными нормативными правовыми актами Российской Федерации, принятыми в соответствии с Налоговым кодексом Российской Федерации.

НАЛОГОВЫЕ СТАВКИ

	Юридические лица		Физические лица	
Вид дохода	Резиденты	Нерезиденты	Резиденты	Нерезиденты
Купонный доход	24% (из которых: фед. бюджет – 6,5%; бюджет субъекта – 17,5%;	20%	13%	30%
Доход реализации ценных бумаг	24% (из которых: фед. бюджет – 5%; бюджет субъекта – 17%; местный бюджет – 2%)	20%	13%	30%
Доход в виде дивидендов	9%	15%	9%	30%

ПОРЯДОК НАЛОГООБЛОЖЕНИЯ ФИЗИЧЕСКИХ ЛИЦ.

Вид налога – налог на доходы.

К доходам от источников в Российской Федерации относятся:

- дивиденды и проценты, полученные от российской организации, а также проценты, полученные от российских индивидуальных предпринимателей и (или) иностранной

организации в связи с деятельностью ее постоянного представительства в РФ;

- доходы от реализации в РФ акций или иных ценных бумаг, а также долей участия в уставном капитале организаций.

Налоговая база.

Доходом налогоплательщика, полученным в виде материальной выгоды, является материальная выгода, полученная от приобретения ценных бумаг. Налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их приобретение. Порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг.

При определении налоговой базы по доходам по операциям с ценными бумагами учитываются доходы, полученные по следующим операциям:

- купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг;

- купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг.

Доход (убыток) по операциям купли - продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком, либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли - продажи.

К указанным расходам относятся:

- суммы, уплачиваемые продавцу в соответствии с договором;

- оплата услуг, оказываемых депозитарием;

- комиссионные отчисления профессиональным участникам рынка ценных бумаг, скидка, уплачиваемая (возмещаемая) управляющей компании паевого инвестиционного фонда при продаже (погашении) инвестором инвестиционного пая паевого инвестиционного фонда, определяемая в соответствии с порядком, установленным законодательством Российской Федерации об инвестиционных фондах;

- биржевой сбор (комиссия);

- оплата услуг регистратора;

- налог на наследование и (или) дарение, уплаченный налогоплательщиком при получении ценных бумаг в собственность;

- другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.

В случае, если организацией-эмитентом был осуществлен обмен (конвертация) акций, при реализации акций, полученных налогоплательщиком в результате обмена (конвертации), в качестве документально подтвержденных расходов налогоплательщика признаются расходы по приобретению акций, которыми владел налогоплательщик до их обмена (конвертации).

При реализации акций (долей, паев), полученных налогоплательщиком при реорганизации организаций, расходами на их приобретение признается стоимость, определяемая в соответствии с пунктами 4 - 6 статьи 277 НК РФ, при условии документального подтверждения налогоплательщиком расходов на приобретение акций (долей, паев) реорганизуемых организаций.

Доход (убыток) по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли - продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка Российской Федерации.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, размер убытка определяется с учетом предельной границы колебаний

рыночной цены ценных бумаг.

К ценным бумагам, обращающимся на организованном рынке ценных бумаг, относятся ценные бумаги, допущенные к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг.

Под рыночной котировкой ценной бумаги, в том числе пая паевого инвестиционного фонда, обращающегося на организованном рынке ценных бумаг, понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае если средневзвешенная цена организатором торговли не рассчитывается, за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Налоговая база по каждой операции определяется отдельно.

Доход (убыток) по операциям купли-продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым подпункта 1 пункта 1 статьи 220 НК. Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего, управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим, управляющей компанией, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

Налоговая база по операциям купли-продажи ценных бумаг (погашения инвестиционных паев паевых инвестиционных фондов) определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли - продажи ценных бумаг данной категории.

Доход по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму убытка, полученного в налоговом периоде, по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных

бумаг.

При реализации акций (долей, паев), полученных налогоплательщиком при реорганизации организаций, срок их нахождения в собственности налогоплательщика исчисляется с даты приобретения в собственность акций (долей, паев) реорганизуемых организаций.

Дата фактического получения дохода:

- день выплаты дохода, в том числе перечисления дохода на счета налогоплательщика в банках либо по его поручению на счета третьих лиц - при получении доходов в денежной форме;
- день приобретения ценных бумаг – при получении дохода в виде материальной выгоды.

Налоговая база по операциям купли - продажи ценных бумаг и операциям с финансовыми инструментами срочных сделок определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

Налоговыми агентами признаются российские организации, от которых или в результате отношений с которыми налогоплательщик получил доходы. Налоговые агенты обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога. В случае, если источником выплаты дохода является лицо, совершающее операции по договору поручения или по иному подобному договору в пользу налогоплательщика, то обязанности налогового агента исполняет лицо, фактически выплачивающее доход налогоплательщику.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, определяемого в соответствии с настоящей статьей, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Под выплатой денежных средств понимаются выплата наличных денежных средств, перечисление денежных средств на банковский счет физического лица или на счет третьего лица по требованию физического лица.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со статьей 228 НК.

ПОРЯДОК НАЛОГООБЛОЖЕНИЯ ЮРИДИЧЕСКИХ ЛИЦ.

Вид налога – налог на прибыль.

К доходам относятся:

- выручка от реализации имущественных прав (доходы от реализации);
- внереализационные доходы в виде процентов по ценным бумагам и другим долговым обязательствам и/или от долевого участия в других организациях.

Налоговая база.

Доходы налогоплательщика от операций по реализации или иного выбытия ценных

бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом. При этом в доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Доходы налогоплательщика от операций по реализации или от иного выбытия ценных бумаг (в том числе от погашения), номинированных в иностранной валюте, определяются по курсу Центрального банка Российской Федерации, действовавшему на дату перехода права собственности либо на дату погашения.

Расходы при реализации (или ином выбытии) ценных бумаг определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, размера скидок с расчетной стоимости инвестиционных паев, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.

При определении расходов по реализации (при ином выбытии) ценных бумаг цена приобретения ценной бумаги, номинированной в иностранной валюте (включая расходы на ее приобретение), определяется по курсу Центрального банка Российской Федерации, действовавшему на момент принятия указанной ценной бумаги к учету. Текущая переоценка ценных бумаг, номинированных в иностранной валюте, не производится.

При реализации акций, полученных акционерами при реорганизации организаций, ценой приобретения таких акций признается их стоимость, определяемая в соответствии с пунктами 4 - 6 статьи 277 НК РФ.

Проценты по договорам кредита, займа и иным аналогичным договорам, иным долговым обязательствам (включая ценные бумаги) учитываются на дату признания дохода (расхода) в соответствии со статьей 328 Налогового Кодекса РФ.

Датой признания дохода и расхода по операциям с облигациями на основании статьи 329 Налогового кодекса РФ является дата реализации указанных облигаций

Ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий:

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством.

В целях настоящего пункта под национальным законодательством понимается законодательство того государства, на территории которого осуществляется обращение ценных бумаг (заключение гражданско-правовых сделок, влекущих переход права собственности на ценные бумаги, в том числе и вне организованного рынка ценных бумаг).

Рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. В случае совершения сделки через организатора торговли под датой совершения сделки следует понимать дату проведения торгов, на которых соответствующая сделка с ценной бумагой была заключена. В случае реализации ценной бумаги вне организованного рынка ценных бумаг датой совершения сделки считается дата определения всех существенных условий передачи ценной бумаги, то есть дата подписания договора.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных

бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

Под накопленным процентным (купонным) доходом понимается часть процентного (купонного) дохода, выплата которого предусмотрена условиями выпуска такой ценной бумаги, рассчитываемая пропорционально количеству дней, прошедших от даты выпуска ценной бумаги или даты выплаты предшествующего купонного дохода до даты совершения сделки (даты передачи ценной бумаги).

В отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

В случае отсутствия информации о результатах торгов по аналогичным (идентичным, однородным) ценным бумагам фактическая цена сделки принимается для целей налогообложения, если указанная цена отличается не более чем на 20 процентов от расчетной цены этой ценной бумаги, которая может быть определена на дату заключения сделки с ценной бумагой с учетом конкретных условий заключенной сделки, особенностей обращения и цены ценной бумаги и иных показателей, информация о которых может служить основанием для такого расчета. Для определения расчетной цены акции налогоплательщиком самостоятельно или с привлечением оценщика должны использоваться методы оценки стоимости, предусмотренные законодательством РФ, для определения расчетной цены долговой ценной бумаги может быть использована ставка рефинансирования ЦБ РФ. В случае, когда налогоплательщик определяет расчетную цену акции самостоятельно, используемый метод оценки стоимости должен быть закреплен в учетной политике налогоплательщика.

Доход налогоплательщика-акционера, реализующего акции, полученные им при увеличении уставного капитала акционерного общества, определяется как разница между ценой реализации и первоначально оплаченной стоимостью акции, скорректированной с учетом изменения количества акций в результате увеличения уставного капитала.

Налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

При реализации или ином выбытии ценных бумаг оценка выбывающих эмиссионных ценных бумаг производится по методу стоимости первых по времени приобретения ценных бумаг (ФИФО), оценка выбывающих неэмиссионных ценных бумаг – по фактической стоимости каждой бумаги.

Налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены статьей 283 НК.

При этом убытки от операций с ценными бумагами, не обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций с такими ценными бумагами, определенной в отчетном (налоговом) периоде. Убытки от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций по реализации данной категории ценных бумаг.

В течение налогового периода перенос на будущее убытков, понесенных в соответствующем отчетном периоде от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и ценными бумагами, не обращающимися на организованном рынке ценных бумаг, осуществляется раздельно по указанным категориям ценных бумаг соответственно в пределах прибыли, полученной от операций с такими ценными бумагами.

В случае если получателем процентного дохода от долговых обязательств любого вида, включая облигации с правом на участие в прибылях и конвертируемые облигации, является иностранная организация, не осуществляющая деятельность в РФ через постоянное представительство, налог с таких доходов исчисляется и удерживается налоговым агентом. При этом если источником выплаты дохода является лицо, совершающее операции по договору поручения или по иному подобному договору в пользу налогоплательщика, то обязанности налогового агента исполняет лицо, фактически выплачивающее доход иностранной организации, не осуществляющей деятельность через постоянное представительство в РФ.

В случае выплаты налоговым агентом иностранной организации доходов, которые в соответствии с международными договорами (соглашениями) облагаются налогом в Российской Федерации по пониженным ставкам, исчисление и удержание суммы налога с доходов производятся налоговым агентом по соответствующим пониженным ставкам при условии предъявления иностранной организацией налоговому агенту подтверждения, предусмотренного пунктом 1 статьи 312 НК РФ. При этом в случае выплаты доходов российскими банками по операциям с иностранными банками подтверждение факта постоянного местонахождения иностранного банка в государстве, с которым имеется международный договор (соглашение), регулирующий вопросы налогообложения, не требуется, если такое местонахождение подтверждается сведениями общедоступных информационных справочников.

Сумма налога на доходы от долевого участия в деятельности организаций (дивиденды) определяется с учетом следующих положений.

Если источником дохода налогоплательщика является иностранная организация, сумма налога в отношении полученных дивидендов определяется налогоплательщиком самостоятельно исходя из суммы полученных дивидендов и ставки 15%.

При этом налогоплательщики, получающие дивиденды от иностранной организации, в том числе через постоянное представительство иностранной организации в Российской Федерации, не вправе уменьшить сумму налога, исчисленную в соответствии со статьей 275НК РФ, на сумму налога, исчисленную и уплаченную по месту нахождения источника дохода, если иное не предусмотрено международным договором.

Если источником дохода налогоплательщика является российская организация, указанная организация признается налоговым агентом и определяет сумму налога с учетом положений пункта 2 статьи 275 НК РФ.

При этом сумма налога, подлежащая удержанию из доходов налогоплательщика - получателя дивидендов, исчисляется налоговым агентом исходя из общей суммы налога, исчисленной в порядке, установленном пунктом 2 статьи 275 НК РФ, и доли каждого налогоплательщика в общей сумме дивидендов.

Общая сумма налога определяется как произведение ставки налога 9% и разницы между суммой дивидендов, подлежащих распределению между акционерами (участниками) в текущем

налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в соответствии с пунктом 3 статьи 275 НК РФ в текущем налоговом периоде, и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов. В случае, если полученная разница отрицательна, обязанность по уплате налога не возникает и возмещение из бюджета не производится.

В случае, если российская организация - налоговый агент выплачивает дивиденды иностранной организации и (или) физическому лицу, не являющемуся резидентом Российской Федерации, налоговая база налогоплательщика - получателя дивидендов по каждой такой выплате определяется как сумма выплачиваемых дивидендов и к ней применяется ставка 15% или 30%.

8.9. Сведения об объявленных (начисленных) и выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента

Категория акций: *акции обыкновенные именные бездокументарные*

Отчетный период, за который выплачиваются (выплачивались) объявленные дивиденды	2000 год	**2001год**	**2002 год**	**2003 год**	**2004 год**
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	33,05	0,026	0,096052	0,124867	0,0630084
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	14 925 413,05	11 741 626,2	151 570 712,32	197 040 979,22	99 428 000,0
Наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов по акциям эмитента	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)

Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов, дата и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов	01.06.2001г. Протокол №7 от 01.06.2001г.	05.06.2002г. Протокол №9 от 05.06.2002г.	24.06.2003г. Протокол №11 от 24.06.2003г.	11.06.2004 г. Протокол № 12 от 11.06.2004г.	30.06.2005г. Протокол № 13 от 30.06.2005г.
Срок, отведенный для выплаты объявленных дивидендов по акциям эмитента	в течение финансового года, в котором было принято решение о выплате дивидендов	в течение финансового года, в котором было принято решение о выплате дивидендов	до 31 декабря 2003 года	до 31 декабря 2004 года	до 31 декабря 2005 года
Форма и иные условия выплаты объявленных дивидендов по акциям эмитента	денежная форма	денежная форма	денежная форма	денежная форма	денежная форма
Общий размер дивидендов, выплаченных по всем обыкновенным акциям, руб.	14635470,08	11687712,00	151 007 276,07	196 265 488,08	98 984 605,40

Сумма выплаченных дивидендов указана с учетом удержанного налога.

За 2000 - 2004г.г. дивиденды по обыкновенным акциям выплачены не в полном объеме по следующим причинам: отсутствуют правильные банковские реквизиты, неявка акционеров, не верные реквизиты акционеров.

Категория акций: ***акции привилегированные именные бездокументарные тип Б***

Отчетный период, за который выплачиваются (выплачивались) объявленные дивиденды	**2000 год**	**2001год**
Размер объявленных(начисленных) дивидендов в расчете на одну акцию, руб.	70,94	0,038
Размер объявленных(начисленных) дивидендов в совокупности по всем акциям, руб.	877669,68	470136,0
Наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов по акциям эмитента	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)

Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов, дата и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов	01.06.2001г. Протокол №7 от 01.06.2001	05.06.2002г. Протокол №9 от 05.06.2002
Срок, отведенный для выплаты объявленных дивидендов по акциям эмитента	не позднее одного месяца после даты принятия решения о выплате дивидендов	не позднее одного месяца после даты принятия решения о выплате дивидендов
Форма и иные условия выплаты объявленных дивидендов по акциям эмитента	денежной форме	денежной форме
Общий размер дивидендов, выплаченных по всем привилегированным акциям типа Б , руб.	877669,68	470136,00

Категория акций: ***акции привилегированные именные бездокументарные тип А***

Отчетный период, за который выплачиваются (выплачивались) объявленные дивиденды	**2000 год**	**2001год**	**2002 год**	**2003 год**	**2004 год**
Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	141,89 руб.	0,077	0,206143	0,285662	0,0756115
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	21 944 423,62	11 908 666,0	108 429 738,3	150 256 161,52	39 771 000,0
Наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов по акциям эмитента	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)	Общее собрание акционеров (годовое)
Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов, дата и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов	01.06.2001г. Протокол №7 от 01.06.2001г.	05.06.2002г. Протокол №9 от 05.06.2002г.	24.06.2003г. Протокол №11 от 24.06.2003г.	11.06.2004г. Протокол № 12 от 11.06.2004г.	30.06.2005г. Протокол № 13 от 30.06.2005г.
Срок, отведенный для выплаты объявленных дивидендов по акциям эмитента	не позднее двух месяцев после даты принятия решения о выплате дивидендов	не позднее двух месяцев после даты принятия решения о выплате дивидендов	до 23 августа 2003 года	до 10 августа 2004 года	до 29 августа 2005 года

Форма и иные условия выплаты объявленных дивидендов по акциям эмитента	денежная форма	денежная форма	денежная форма	денежная форма	денежная форма
Общий размер дивидендов, выплаченных по всем привилегированным акциям типа А,руб.	21415471,89	18817700,54	107 405 386,31	148 491 135,04	39 013 492,56

Указанные суммы дивидендов рассчитаны с учетом удержанных налогов.

За 2000-2004г.г. дивиденды по привилегированным акциям выплачены не в полном объеме по следующим причинам: отсутствуют правильные банковские реквизиты, неявка акционеров, не верные реквизиты акционеров.

Доходы по облигациям эмитента.

1. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***01***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Регистрационный номер: ***4-01-00194-А***

Дата государственной регистрации выпуска: ***17.10.2001***

Дата государственной регистрации отчета об итогах выпуска: ***10.12.2001***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000***

Номинальная стоимость каждой ценной бумаги (руб.): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***600 000 000***

Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***57,26 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***34 356 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***1 квартал 2002г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 1 квартал 2002г.:

34 356 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***53,6 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***32 160 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2002г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2002г.:

32 160 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: *102,22 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: *61 332 000 руб.*

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2002г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2002г.:
61 332 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: *89,75 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: *53 850 000 руб.*

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***2 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2003г.:
53 850 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: *89,75 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: *53 850 000 руб.*

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2003г.:
53 850 000 руб.

2. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***02***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер: ***4-02-00194-А***

Дата государственной регистрации: ***25.06.2002***

Орган, осуществивший государственную регистрацию выпуска: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска: ***15.08.2002***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000***

Номинальная стоимость каждой ценной бумаги выпуска (руб): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***600 000 000***

Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию:

49,86 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***29 916 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***4 квартал 2002г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2002г.: ***29 916 000 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***99,73 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***59 838 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2003г.: ***59 838 000 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***90,25 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***54 150 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2003г.: ***54 150 000 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***89,75 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***53 850 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2004г.: ***53 850 000 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***80,22 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***48 132 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2004г.:

48 132 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***79,78 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***47 868 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2005г.: ***47 868 000 руб.***

3. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид ценных бумаг: ***облигации***

Серия облигаций: ***2-И***

Тип: ***процентные***

Форма облигаций: ***именные бездокументарные***

Государственный регистрационный номер выпуска облигаций: ***4-15-00194-А***

Дата государственной регистрации: ***11.10.2002***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***14.01.2003***

Количество облигаций выпуска: ***212 701 штук***

Номинальная стоимость каждой облигации выпуска: ***50 рублей***

Объем выпуска облигаций по номинальной стоимости: ***10 635 050 рублей***

Вид дохода, выплаченного по облигациям выпуска: ***процент***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в расчете на одну облигацию выпуска: ***1 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в совокупности по всем облигациям выпуска: ***212 661 руб.***

Срок, отведенный для выплаты доходов по облигациям выпуска: ***не определён Решением о выпуске ценных бумаг***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежными средствами***

Период, за который выплачивались (выплачиваются) доходы по облигациям выпуска: ***2002г.***

Факт исполнения обязательства:

Каждый владелец облигации имеет право требовать получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате купонного дохода Решением о выпуске ценных бумаг не определен.

По именным бездокументарным облигациям ОАО «ЦентрТелеком» серии «2 –И» выплачено доходов 42 712,00 рублей.

Причина:

- низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным облигациям, несмотря на своевременное размещение соответствующей

информации в СМИ. Облигационный займ ОАО «ЦентрТелеком» серии «2-И» является «телефонным», и для владельцев облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.

Общий размер доходов, выплаченных по всем облигациям выпуска за 2002 г.: ***42 712 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в расчете на одну облигацию выпуска: ***1 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в совокупности по всем облигациям выпуска: ***212 161 руб.***

Срок, отведенный для выплаты доходов по облигациям выпуска: ***не определен Решением о выпуске ценных бумаг***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежными средствами***

Период, за который выплачивались (выплачиваются) доходы по облигациям выпуска: ***2003г.***

Факт исполнения обязательства:

Каждый владелец облигации имеет право требовать получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате купонного дохода Решением о выпуске ценных бумаг не определен.
На 28 апреля 2004 года по именным бездокументарным облигациям ОАО «ЦентрТелеком» серии «2 -И» выплачено доходов 17 512,00 рублей.
Причина:
- низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным облигациям, несмотря на своевременное размещение соответствующей информации в СМИ. Облигационный займ ОАО «ЦентрТелеком» серии «2-И» является «телефонным», и для владельцев облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.

Общий размер доходов, выплаченных по всем облигациям выпуска за 2003 г.: ***17 512 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в расчете на одну облигацию выпуска: ***1 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в совокупности по всем облигациям выпуска: ***212 641 руб.***

Срок, отведенный для выплаты доходов по облигациям выпуска: ***не определен Решением о выпуске ценных бумаг***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежными средствами***

Период, за который выплачивались (выплачиваются) доходы по облигациям выпуска: ***2004г.***

Факт исполнения обязательства:

Каждый владелец облигации имеет право требовать получения процентного дохода в размере 2 (Двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате купонного дохода Решением о выпуске ценных бумаг не определен.
На 31 января 2005 года по именным бездокументарным облигациям ОАО «ЦентрТелеком» серии "2 -И" выплачено доходов 4 661,00 (Четыре тысячи шестьсот шестьдесят один) рубль 00 копеек.

Причина:

- *низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным Облигациям, несмотря на своевременное размещение соответствующей информации в СМИ. Облигационный займ ОАО «ЦентрТелеком» серии «2-И» является «телефонным», и для владельцев Облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.*

Общий размер доходов, выплаченных по всем облигациям выпуска за 2004 г.: ***4 661,00 (Четыре тысячи шестьсот шестьдесят один) рубль 00 копеек.***

4. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***03***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер: ***4-18-00194-А***

Дата государственной регистрации: ***01.08.2003***

Орган, осуществивший государственную регистрацию выпуска: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска: ***14.10.2003***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***2000 000***

Номинальная стоимость каждой ценной бумаги выпуска (руб): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***2 000 000 000***

Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,92 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 840 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***1 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 1 квартал 2004г.:

123 840 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,92 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 840 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***3 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 3 квартал 2004г.:

123 840 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,92 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 840 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: *один день*

Форма и иные условия выплаты дохода по облигациям выпуска: *денежные средства*

Отчётный период, за который выплачивались доходы по облигациям выпуска:*1 квартал 2005г.*

Общий размер доходов, выплаченных по всем облигациям выпуска за 1 квартал 2005г.: *123 840 000 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: *61,58 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: *123 160 000 руб.*

Срок, отведённый для выплаты доходов по облигациям выпуска: *один день*

Форма и иные условия выплаты дохода по облигациям выпуска: *денежные средства*

Отчётный период, за который выплачивались доходы по облигациям выпуска:*3 квартал 2005г.*

Общий размер доходов, выплаченных по всем облигациям выпуска за 3 квартал 2005г.: *123 160 000 руб.*

5. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: *облигации*

Серия: *04*

Тип: *процентные*

Форма ценных бумаг: *документарные на предъявителя*

Государственный регистрационный номер: *4-19-00194-А*

Дата государственной регистрации: *29.06.2004*

Орган, осуществивший государственную регистрацию выпуска: ***ФСФР***

Дата государственной регистрации отчета об итогах выпуска: *12.10.2004*

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФСФР***

Количество ценных бумаг выпуска: *7 000 000*

Количество фактически размещенных ценных бумаг выпуска: *5 622 595*

Номинальная стоимость каждой ценной бумаги выпуска (руб.): *1 000*

Объем выпуска ценных бумаг по номинальной стоимости (руб.): *7 000 000 000*

Вид дохода: *купонный доход*

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию (по 1-му купону): *69,19 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска (по 1-му купону): *389 027 348,05 руб.*

Срок, отведённый для выплаты доходов по облигациям выпуска: *один день*

Форма и иные условия выплаты дохода по облигациям выпуска: *денежные средства*

Отчётный период, за который выплачивались доходы по облигациям выпуска: *1 квартал 2005г.*

Общий размер доходов, выплаченных по всем облигациям выпуска: *389 027 348,05 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию (по 2-му купону): *69,19 руб.*

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем

облигациям выпуска (по 2-му купону): ***389 027 348,05 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***3 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска: ***389 027 348,05 руб.***

8.10. Иные сведения

Иные сведения отсутствуют.

Прошито, пронумеровано
на 281 листах
и скреплено печатью
ОАО «ЦентрТелеком»

«__» февраля 2006 г.

зам директора Дербич И.И.

подпись, ФИО, должность

82-5198

QUARTERLY REPORT

Open Joint-Stock Company

" Central Telecommunication Company "

Code of the Issuer:	0	0	1	9	4	–	A

for the IV quarter of 2005

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

General Director of OJSC «CenterTelecom»		*S.V. Pridantsev*
(job title of the Issuer's chief executive officer)	(signature)	(full name)
Date « » February 2006		
Chief Accountant of OJSC «CenterTelecom»		*A.D. Kartashov*
(job title of the person acting as chief accountant of the Issuer)	(signature)	(full name)
Дата « » февраля 2006 г.		
	Seal	

Contact person:	*Deputy Director of Securities and Corporate Governance Department Ms Natalya A. Sudareva*
	(job title and full name of the Issuer's contact person)
Telephone number:	*+7 (495) 209-38-49*
	(phone number of the contact person)
Fax:	*+7 (495) 793-24-38*
	(fax number of the Issuer)
E-mail address:	*ocb@centertelecom.ru*
	(e-mail address of the contact person)
The information disclosed in this quarterly report is posted at	*www.centertelecom.ru*

Table of contents

Introduction

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian);

Joint-Stock Central Telecommunication Company.

The abbreviated name of the Issuer:

ОАО "ЦентрТелеком" (in Russian);

JSC CenterTelecom.

Domicile, mailing address and contact data of the Issuer:

23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia

Mailing address:

6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

Tel.: ***(+7 095) 209-3434*** Fax: ***(+7 095) 209-3007***

e-mail: info@centertelecom.ru

Website where the full text of the Issuer's quarterly report is posted:

http://www.centertelecom.ru/ru/investor/stock/stockreports/

Overview of the outstanding (issued & placed) securities:

Shares issued by the Issuer.

Type of the securities: ***shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one share: ***RUR3.00***

Number of issued & placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares***

Type of the securities: ***shares***

Type: ***preference Class A***

Form of the securities: ***registered book-entry***

Nominal value of one share: ***RUR3.00***

Number of issued & placed securities pursuant to the registered report on the results of the issue: ***525 992 822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares.***

Overview of the bonds issued by the Issuer.

Category of securities: ***bonds***

Series: ***1-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR 500***

Number of issued & placed securities pursuant to the registered report on the results of the issue: ***11 397***

Category of securities: ***bonds***
Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***260***

Category of securities: ***bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***5 396***

Category of securities: ***bonds***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***70***

Category of securities: ***bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***498***

Category of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***499***

Category of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***499***

Category of securities: ***bonds***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***500***

Category of securities: ***bonds***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***50***

Category of securities: ***bonds***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***200***

Category of securities: ***bonds***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***500***

Category of securities: ***bonds***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 50***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***212 701***

Category of securities: ***bonds***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 6 000***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***349***

Category of securities: ***bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 4 000***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***68***

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: ***03***
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of issued & placed securities pursuant to the registered report on the results of the issue: ***2 000 000***

Category of the securities: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
Series: ***04***
Class: ***interest-bearing***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
Number of securities to be placed: ***7 000 000 (seven million) bonds.***
Number of issued & placed securities: ***5 622 595 (five million six hundred twenty two thousand five hundred and ninety five) bonds***
nominal value (if a nominal value is required by the Russian law): ***RUR 1 000 (one thousand roubles)***

Other information: none.

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial adviser of the Issuer, and other persons who signed the quarterly report.

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer

The Board Chairman:
Mr. Valery N. Yashin, born in 1941

Members of the Board of Directors:
Mr. Ivan N. Mazalov, born in 1972
Mr. Ruben A. Amaryan, born in 1949
Mr. Valery V. Degtyarev, born in 1957
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Alexander P. Gribov, born in 1972
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Dmitry A. Milovantsev, born in 1971
Mr. Alexander N. Kiselyev born in 1962
Mr. Grigory M. Finger, born in 1966

The head of the executive body of the Issuer –General Director

During the reporting quarter *Mr. Ruben Andronikovich Amaryan, born in 1949,* acted as General Director of OJSC «CenterTelecom».

On January 25, 2006 Mr. Sergei Vladimirovich Pridatsev was appointed sole executive body - General Director of OJSC «CenterTelecom» by the decision of the Board of Directors (Minutes № 15 dated January 25, 2006).

The executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Ms. Ella M. Zhuravleva, born in 1961
Ms. Elena V. Zabuzova, born in 1950
Ms. Raisa P. Konstantinova, born in 1954
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Nikolay V. Mezhuev, born in 1962
Mr. Maksim A. Pegasov, born in 1966
Mr. Sergey V. Pridantsev, born in 1967
Mr. Victor D. Savchenko, born in 1960
Ms. Tatyana N. Sotskova, born in 1958
Mr. Valery P. Sychev, born in 1947

1.2. Information on bank accounts of the Issuer

List of OJSC CenterTelecom bank accounts as of December 31, 2005.

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income /budgetary)
OJSC «CenterTelecom»/General Directorate	Branch № 7701 Vneshtorgbank Retail services (Closed Joint-Stock Company)	Branch № 7701 Vneshtorgbank Retail services	5 Dolgorukovskaya Street, Moscow, 127006	Branch № 7701 Vneshtorgbank Retail services	14/7 Sukharevskaya Square, Moscow, 107045	7710353606	40702810400010017541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank ROSBANK (Open JSC)	ACB Rosbank (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	Additional office Volokolamskoe, ACB Rosbank	1 Volokolamskoe Shosse, Moscow, 125080, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company ALFA-BANK	OAO ALFA-BANK	27 Kalanchevskaya Street, Moscow, 107078, Russia	OAO ALFA-BANK	12 Krasnaya Presnya Street, building 1, Moscow, 123242,	7728168971	40702810201400000637	044525593	30101810200000000593	settlement

					Russia					
OJSC «CenterTelecom»/ General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	044583119	30101810600000000119	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Staliliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810320000388801	041501777	30101810800000000777	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Staliliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810620000388802	041501777	30101810800000000777	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682	041708716	30101810200000000716	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100262001682	041708716	30101810200000000716	settlement

Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	042908612	30101810100000000612	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Open JSC)	ACB Gasenergobank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	042908701	30101810600000000701	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	043807606	30101810300000000606	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	04525225	30101810400000000225	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	settlement

Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400120612337	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400030612375	044583119	30101810600000000119	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	045402601	30101810300000000601	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	045402601	30101810300000000601	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	settlement
Smolenski subsidiary of OJSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	settlement

Smolenski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Smolensk subsidiary of ACB Promsvyazbank	7a Przhevalskogo Street, Smolensk, 214000, Russia	7744000912	40702810720000894302	046614720	30101810200000000720	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #8594 of AC Saving Bank of the RF (OJSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020101026	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101111	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810340020101112	044525225	30101810400000000225	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612334	044583119	30101810600000000119	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810610000212901	047888707	30101810800000000707	settlement

Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810910000212902	047888707	30101810800000000707	settlement

1.3. Auditor of the Company.

Full corporate name of the auditor:
Limited Liability Company Ernst& Young
Abbreviated name: ***Ernst& Young Ernst& Young***
Location:
77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia
Telephone: *7 (495) 755 9700* Fax: *7 (495) 755 9701*
e-mail: *vadim.balashov@ru.eyi.com*
The auditor license:
License No: ***E002138***
Date of issue: **September** ***30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***

Factors, which may affect the auditor's independence from the issuer, including the information about significant interests connecting the auditor (officers of the auditor) with the issuer (officers of the issuer):

- The auditor (officers of the auditor) has interest in the charter (paid-up) capital of the issuer: ***no such interest.***
- provision of loans to the auditor (officers of the auditor) by the issuer: ***no loans were granted.***
- close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer: ***no such relations.***
- information about the issuer's officers who are at the same time the officers of the auditor (or auditor): ***there are no such persons.***

Selection of the auditor:

tender procedure related to the auditor selection and its main terms and conditions: *no tender procedures.*

the procedure of auditor recommendation for adoption by the shareholders' (participants) meeting, including the governing body which makes the decision:

The auditor is elected by a general meeting of shareholders of the Company. A shareholder (shareholders) owing on aggregate at least 2 per cent of voting shares of the Company is entitled to put issues on the agenda of an annual general meeting of shareholders and propose nominees for governing and control bodies of the Company.

Information about the activities conducted by the auditor within the framework of special auditor assignments: *no such activities were conducted.*

The procedure for setting the auditor's remuneration: *Terms and conditions of a contract entered into with the auditor, including compensation package for its services, shall be approved by the Board of Directors of the Company.*

<u>Auditor with which the contract was concluded as of the end of the reporting quarter:</u>

In the 4th quarter of 2005 the contract with the audit company «Ernst&Young» Limited Liability Company, contract number 1& C/2005-276/6121/05-DO dated October 10, 2005) for audit of the Russian accounting report for 2005 and financial reports according to IAS for 2005, was concluded.

According to the contract concluded with the audit company «Ernst&Young» LLC in October, 2005, the Company paid 7 206 thousand rubles in advance according to the services payment procedure, the audit company rendered services to the amount of 4 817 thousand rubles, so the debt of the audit company to the Company is 2 389 thousand rubles as of December 31, 2005. The debt is not

outstanding.

The auditor (officers of the auditor) has no interest in the charter capital of the issuer. No loans were granted to the auditor (officers of the auditor) in 2005.

There are no significant interests linking the auditor (officers of the auditor) and the issuer (officers of the issuer).

1.4. Appraiser of the Issuer

No appraiser was engaged by the Company for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed);

No appraiser was engaged by the Company for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed;

No appraiser was engaged by the Company for determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted;

No appraiser was engaged by the Company for provision of other services related to issuing securities, information on which is provided in the quarterly report and no other services were provided.

Information about the appraiser of the issuer, which is a joint-stock investment fund: ***the issuer is not a joint-stock investment fund.***

1.5. Issuer's Financial Adviser

Full corporate name: ***Open Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***+7 (495)737-86-30, +7 (495)737-86-31***
Fax: ***+7 (495) 737-86-32***
e-mail: ***fsc@fscorp.ru***

License number and date of issue of a professional securities market participant; the authorities which issued the license:

License of a professional participant in the securities market to carry out broker activities:
License No: ***№ 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:
License No: ***№ 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services to be rendered by the financial adviser: monitoring of disclosure by JSC CenterTelecom of information in the following forms: advice of material facts & quarterly reports. Monitoring of information disclosure consists of verifying the timeliness of the information disclosure, its completeness and compliance with the procedure for disclosed information within provisions of current regulations and applicable law of the Russian Federation, including regulations issued by the

FCSM of Russia.

Internet page address to be used by the financial consultant for disclosure of information about the issuer: ***www.fscorp.ru***

There are no other consultants.

1.6. Information on other persons who signed the quarterly report

Chief Accountant of OJSC «CenterTelecom» ***Mr. Andrei D. Kartashov,*** who was appointed to this position by the Order of General Director of OJSC «CenterTelecom» № 23/к dated February 7, 2006.

Tel. +7 (495)793-23-17, Fax: +7 (495)209-53-50.

II. Basic information on the financial and economic position of the issuer.

2.1. Financial and business performance of the Issuer

No information to be provided in the quarterly report for the fourth quarter.

2.2. Market capitalization of the issuer.

Market capitalization of the issuer for the last 5 financial years:

Assessment month	Capitalization, USD
December 2000	16 226 717
December 2001	153 428 191
December 2002	690 638 646
December 2003	567 423 035
December 2005	987 565 206

The issuer's securities were listed and are permitted to trade on «MICEX Stock Exchange» CJSC (CTLK, CTLKP), in the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the T+O Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

American Depositary Receipts (ADRs) representing shares may be traded on:

-OTC USA (CRMUY);

-Frankfurt Stock Exchange (CRMUy.F);

-Berlin Stock Exchange (CRMUy.BE)

Description of methods to establish the issuer's market capitalization:

Securities capitalization was estimated using the data provided at the official «RTS Stock Exchange» Website.

The data was calculated on the basis of the two-way deals made during the trading session.

The Market capitalization shall be calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the last month of the accounting period (or within 3 months preceding the end of each accounting period (pursuant to Resolution of Federal commission for the Securities Market of Russia dated 24.12.2003 No.03-52/ps).

Since June 2005 the market capitalization shall be estimated as the product of the number of relevant

shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month, of the accounting period (pursuant to Decree of Federal commission for the Securities Market of Russia dated March 16, 2005 No.05-5/pz-n).

Capitalization of the issuer for 2001 shall be estimated as the product of the preferred shares number by the weighted average price of one share (with 3 ordinary share transactions within three months).

2.3. *Obligations of the issuer*

2.3.1. Accounts payable

No information to be provided in the quarterly report for the fourth quarter.

2.3.2. The credit history of the issuer

Credit and loan agreements with the principal debt amounting to 5 or more percent of the book value of the assets as of 30.09.05 are absent.

Credit and loan agreements with the principal debt amounting to 5 or more percent of the book value of the assets during the last 5 completed accounting years were absent.

2.3.3. *The issuer's liabilities arising from security provided to third parties.*

The total liabilities arising from security provided, including liabilities to third parties for which the Company provided security, in the form of collateral or surety.

Liabilities as of **30.09.05**: 14 910 938 thousand rubles.

including:

the value of collateral (for the issuer's liabilities): 9 562 422 thousand rubles.

Surety re liabilities issued to third parties: 3 010 203 thousand rubles.

The issuer's liability to provide security to the third parties (including in the form of collateral or surety), do not account for more than 5% of the book value of the assets (5% of the book value of the assets amounts to 2 219 365 thous. rubles) for 9 months of 2005, as the above-stated sums include different liabilities, each of which constitutes less than 5%.

Information as of 31.12.2005 will be provided after the issue of the Annual Accounting Report for 2005.

2.3.4. Other liabilities of the issuer

The issuer does not have any other liabilities.

2.4. The Purpose of Securities Issues and Application of the Proceeds from Placement of Issued Securities.

In the reporting quarter no securities issues were undertaken by the issuer.

2.5. Risks Related to Purchases of Outstanding (but not yet placed) Securities.

2.5.1. Industry risks

The following main risks are taken into consideration by the Company when conducting its activities:

1. Operations involving the integration of alternative telecommunication companies into large international holdings.

2. Risks connected with possible changes in prices for the materials and services used by the Issuer in its activities. These risks primarily include those connected with tariff changes by long-distance communication operators and price changes of the main equipment suppliers. Such risks have no significant influence on the Issuer's activities.

Risks related to the change in prices of the state-regulated communication services may bring short-term lessening of demand for such services and aggravation of competition. In such circumstances OJSC *CenterTelecom* will actively promote services rendered under unregulated tariffs, thus preventing dramatic loss of income.

3. Changes in legislation. In connection with alterations in standard legal documents in the communications sector, since 01.01.06 OJSC *CenterTelecom* will function as the operator of the area exchange network and join the MLD and ILD operators – OJSC *Rostelecom* and others, providing they have the corresponding license. The proceeds for OJSC *CenterTelecom* will be the payments by OJSC *Rostelecom* and other long-distance operators for zone initiation and termination of MLD and ILD calls, as well as the agent's commission for settlement of accounts with customers and billing thereof, accounts receivable work, claim consideration, etc. Therefore, changes to the legislative basis of the communications sector leads to changes in technical, organizational and economical models of interoperator relationships and business processes of providing communication services to subscribers.

OJSC *CenterTelecom* takes into account the possible negative consequences of the above-mentioned risks and makes efforts to overcome any consequences.

OJSC *CenterTelecom* implements the marketing strategy, the main target of which is to maintain market share, to increase income from unregulated communication services, as well as to improve the company's competitiveness in the communications market.

The industry and the Issuer's market position may be affected by the following economic factors:

- decreased demand from the business sector due to fall in world prices for energy and non-ferrous metals;
- general decrease in GDP and the economic growth rate;
- excess of ruble devaluation over tariff growth rate which will result in significant increase in negative exchange rates differencies and rise in value of foreign currencies debt service;
- increase in competition from the mobile communication sector, both from Russian and foreign communication operators, the expansion in operators providing services in competitive formats in the mobile communication market;
- payments by the Company for termination of traffic to the network of other operators according to the Federal Law «About communication»;
- changes in the contractual relations with OJSC «Rostelecom», under which revenues from domestic long-distance and international communication do not accrue to the Company;
- economic risks related to the Russian Federation in general, including the level of macroeconomic instability in the country, possible changes in legislation, which may result in decrease in the Issuer's revenues or toughening of tax yield procedures.

In case of adverse development, the Issuer plans to use its competitive advantages:

- extensive network infrastructure;
- high quality of service, despite expansion in the client base.

The Issuer plans as well to:

- optimize the operating cost structure;
- revise the investment programme of the company;
- update the pricing and marketing policies of the company;

- modify the structure of the services rendered, to improve profit maximization.

OJSC *CenterTelecom* manages the risks related to the operations of the company. On the whole, the influence of industry risks on the Issuer's activities and undertakings under its securities liabilities may be considered as minimal. The company has its unified network infrastructure in the territory of Central Federal District that enables the company to render a wide range of services in the telecommunications market, to preserve its competitiveness, and increase the profitability of its services.

2.5.2. Sovereign and Regional Risks

Risks related to the political and economic situation in the country (or countries) and regions, in which the issuer is registered as a tax-payer and/or performs its principal activity, providing that the issuer's principal activity in such a country (region) accounts for 10 or more percent of proceeds for the last completed accounting period preceding the finalization date of the last accounting quarter.

The Government of the Russian Federation influences the Issuer's activity, taking legislative and regulative measures that may significantly affect the Issuer's financial position and performance.

The main factors in political risks are:

- ***imperfection in the legislative basis regulating business operations & relationships;***
- ***inefficiency of the judicial system;***
- ***power instability of the constituent entities of the Russian Federation.***

The other risk factors, which may affect the Issuer's activities, also include:

- uncertainty in computation of the rates prescribed by the MAP and influence thereof on the company's operation;
- changes to the current legislation in the accounting sphere.

The political situation, as well as the economic one, may be described as stable for the medium-term period.

The Russian market for telecommunication services has become extremely competitive. Though the market of the legacy fixed communications service is, in general, divided among the regional operators, each being a monopoly supplier of such services in its own region, competition increases due to the increase in new communications services, as well as due to the vigorous activity of companies rendering such services.

The Central Federal District is the financial center and the focal point of Russian and foreign financial institutions; that is a positive factor for the Issuer's business development. This region is one of the most promising regions with a developing economy. The dynamic development of the region offers grounds for a positive forecast with respect to the Issuer's development.

Further economic improvement of the region will certainly have a positive effect on the Issuer's activities and its capability to meet its securities liabilities.

The anticipated actions of the issuer in case of any adverse effect of the change in the situation in the country (countries) and region upon its business are:

Generally, in the near future, the Issuer does not anticipate any negative changes in the situation in the region and in Russia, which would affect the business and economic status of the Issuer.

However, in case of any negative development in the regions of Russia and the CIS countries, the Issuer will act to temporarily reduce the costs of the rendered services and/or expansion of the range of the services rendered.

Regional risks (*(risks connected with possible military conflicts, any states of emergency or strikes)*

The social and political situation in Q1 2006 in the territory of the Issuer's activities can be characterized as calm.

Risk of public or military conflict and any imposition of a state of emergency in the region can not be assessed by the Issuer. In case of any occurrence of the said circumstances the Issuer will act pursuant to existing legislation.

Risks connected with geographic features of the region (*natural calamities*).

Forecast of natural calamities

All regions of Central Federal District are subject to risk of occurrence of natural calamnities.

Solar and geomagnetic activity

In Q1 2006 diminishing of solar and geomagnetic activity comparing with Q1 2005 is forecasted and it is expected that it is to be close to average level of disturbance. During the geomagnetic activity impairment of health and working capacity of working stuff, especially elderly, is possible. During that very period more possible are the technogeneous emergency situations stemmed from the operator mistakes and damage of complex electronic and electromechanical systems, but these will not have significant influence on the Issuer's activities.

Climatic emergencies

Weather situation (temperature conditions) will not significantly differ from annual monthly average temperatures during the whole quarter.

Although, there is a possibility of dangerous occurences stemmeing from intensive precipitation, strong wind and adhering of sleet.

Abnormal weather conditions may result in emergencies which will affect normal day-to-day life of the settlements and functioning of communication facilities, although, in general, they won't have significant influence on the Issuer's activities.

Natural fire hazards

Conditions for large-scale natural fire development on the territory of Central Federal District are absent for this period.

Earthquake

The probability that an earthquake might occur on the territory of the Central Federal District is unlikely in this period.

2

In Q1 2006 danger of karst processes occurrence remains in Moscow, Moscow Region, Tula, Kursk and Voronezh regions. If they occur, they will be local.

Other processes (landslide, slides, mudflows, erosion of banks) hold no danger for the territory of the CFD at the moment.

Risks related to technological emergencies

Technological emergencies forecast

In 2006 the tendency of accidents in public utility systems to increase will remain. The most probable risks of local emergencies related to accidents on public life support systems is forecast in the Moscow, Vladimir, Ivanovo, Tula and Tambov regions.

The accidents in electric systems, and community life support systems may lead to substantial additional expenses for the Issuer.

The tendency of high transport accident rates will remain. It is mainly related to the low throughput capacity of the roads and the increase in vehicals numbers, including heavy trucks.

Most of the industrial emergencies are forecast in lift construction, trunk pipelines, natural gas supply facilities, and the coal-mining industry (in 16-18% of the total number of accidents in all industries under supervision of Gosgortehnadzor).

Human factors

55% of accidents involving business machinery are caused by human factors (breach of operating rules, unpreparedness of staff and the infrustructure for winter) and only 30% related to wear and tear of the equipment.

The tendency for accidents and emergencies to beconnected with human factors will remain in 2006.

Radiation hazards

Radiation-hazard areas are in the areas where plants using nuclear reactors are located: Kursk Region, Voronezh Region, Smolensk Region, Tver Region, Kaluga Region.

The probability of no accidents in the work of APP (functional emergency or deviations in control, which are of no risk to security) will remain.

Chemical hazards

First of all, there is a danger for such areas as Moscow and Moscow Region, the regions of Bryansk, Kursk, Tambov, Tver, Tula, Ryazan, Voronezh and Yaroslavl. The chemical hazards

remain, as there is no guarantee of timely discovery of leakage of chemically hazardous substances (for the moment). An accident at one of the chemically hazardous sites may produce a large center of chemical contamination and bring considerable human loss.

Socio-biological emergencies

In winter 2006 (January, February, March) the increase of diseases controlled by specific treatments can be observed: measles, rubella, diphtheria, mumps, pertussis, meningococcosis.

During the year the probability of cholera delivered from abroad by all modes of international transport to any administrative territory of the CFD.

Flue frequency is likely to remain at the usual seasonal level, in January and early February – a little higher.

The probability of highly pathogenic infectious agents in the territories of bird migration, with the risk of an epizootic event affecting commercial poultry operations, will remain. The probability of avian flu infection of people, especially those in contact with domestic and wild birds, will remain.

The negative tendency in the majority of medical and demographic indices will remain. The population of the CFD is decreasing, mainly due to the natural population losseses (excess of the death rate over birth rate). The highest rate is noted in the Central Federal District. In spite of the tendency of birth rate increase, the total rate in the CFD remains lower than averagel. The lowest rates are registrated in the Tula, Tambov, Voronezh, Ryazan and Smolensk regions. The high death rate will remain high, first of all, due to blood circulatory system-related deaths. The highest death rates are in the Tver and Tula regions.

Emergencies of a socio-biological nature, should thye occur, will have a local impact and will not have a material effect on the Issuer's activity.

All in all, in Q1 2006 the situation will be calm. This will allow the Issuer to conduct business and operations with minimal risks.

2.5.3. Financial risks

The issuer's exposure to risks related to changes in interest rates, foreign currency exchange rates, in the context of the issuer's activities or hedging effected by the issuer with the view to reduce the adverse effect of such risks:

Interest rate increases by credit institutions are possible in the light of a modified economic situation in the country, as well as by violation by the issuer of its contractual obligations: the terms of repayment, and interest payments etc and, as a consequence, application of penal sanctions by commercial banks, and increases in interest rates on credit lines.

The issuer's overdue borrowings indebtedness is negligible against the total amount of borrowings for the third quarter of 2005. The issuer's extra costs related to penal sanctions for undue performance of the obligations have no material effect on the issuer's financial situation.

With the Central Bank of the Russian Federation reducing the refinancing rates, the issuer is working to change the terms of the running credit agreements to achieve credit cost reduction. The issue of redemption of tight money is being considered.

Dependence of the issuer's financial situation, liquidity, sources of financing, performance, etc. on changes in the exchange rate (currency risks):

Changes in the exchange rate will lead to immediate change in the foreign currency exchange risk. OJSC *CenterTelecom* has a number of credit, commodity credit, leasing liabilities expressed in foreign currency, and substantial change of the exchange rate may affect the financial situation of the Company.

Anticipated actions of the issuer in the event of adverse effects of changes in the exchange rate and interest rates on the issuer's activities:

In case of a substantial change in the exchange rate, with the view to minimize the impact of such risk, the issuer plans to:

- optimize the operating cost structure;
- revise the investment program of the company;
- increase tariff rates for services provided;

- update the pricing and marketing policies of the company;
- modify the structure of the services rendered to maximise profits.

Possible impact of inflation on securities payments:

Until the expiration of the term of fulfillment by the Issuer of its bond liabilities, the forecast of the Company's economic development for 2004-2010» provides for a greater growth rate of tariffs and the operating margin of the main services rendered than the rate of inflation growth. The Issuer estimates the corresponding average annual inflation at the level of 10 - 12%. Such a risk factor will not have a material effect on the Issuer's financial performance or affect its capability to meet securities liabilities.

The inflation indices critical for the issuer and the anticipated actions of the issuer aimed at reduction of the impact of inflation risk:

According to the Issuer, the critical inflation indices stand at rates of 30-40% per annum and these considerably exceed the inflation rate estimated for the period of 2005-2009. With the inflation reaching the critical values, the Issuer will increase the prices of its own products sufficiently to lessen the adverse effect of such a factor. In case inflation exceeds the specified value, the Issuer plans to increase the prices for communications services, as well as operating with the view to reduce implicit costs, and take measures aimed at reducing receivables and shortening their average term.

The elements of the issuer's financial statements, most subject to change due to the influence of the stated financial risks:

The elements of the issuer's financial accounting most subject to change due to the influence of the financial risks affecting the issuer's financial statements, the probability of the occurrence thereof and the pattern of change in the statements are:

Profit-and-loss report
010 "Proceeds from sales of goods, products, work, and services".
020 "Production cost of the goods, products, work, and services sold"
120 "Non-operating profit"
130 "Non-operating expenses"
140 "Profit (loss) before taxation"

Probability of financial risks.

Due to the stable position of the issuer and the hard currencies, the probability of financial risks occurring is quite doubtful at present.

Nature of changes in the statements.

The main risk affecting the Issuer's financial statements is the possibility of an abrupt change of the inflation rate against the anticipated level. The inflation rate, unless there is adequate reaction by the Issuer's in the operation of its business, may increase the production cost of the goods, and products (work, services) sold shown in the financial accounting on p. No. 2 of the "Profit-and-loss report", line 020, and, as a consequence, diminution of profit (loss), indicated on p. No. 2, line 140.

With adequate reaction by the Issuer to any increase in inflation, such inflation will not affect the Issuer's performance. Thus on p. No. 2 "Profit-and-loss report" an increase will be seen in the figures on line 010 "Proceeds from sale of goods, and products (work, services) and on line 020 "Production cost of the goods, and products (work, services) sold.

2.5.4. Legal risks

The issuer shall perform the principal activity as the long-distance operator, without any outsourcing of the communications services, or work, or goods. In this context, legal risks mostly arise when the issuer runs its business in the domestic market that is characteristic of entrepreneurs operating on the territory of the Russian Federation.

In foreign markets the issuer's legal risks are related to the conclusion and execution of foreign trade contracts for the supply of communication equipment, work execution, service rendering.

Exchange regulation:

No changes to Federal Law dated 10.12.2003 No. 173-FZ «On currency regulation and exchange control», and other federal laws in the field of currency regulation were not made or put into force.

It is necessary to mention by-laws adopted in accordance with part 1 of Article 18 and parts 7 and 8 of Article 12 of the Federal Law «About currency regulation and exchange control», Regulations of the Russian Federation Government dated 17.10.2005 № 623 «About approval of rules for preliminary registration of accounts (deposits), opened in the bank outside the territory of the Russian Federation» and Government Regulatios dated 28.12.2005 № 819 «About approval of rules for provision by the residents of reports about funds movement on the accounts (deposits) in the banks outside the territory of the Russian Federation to tax authorities», which don't affect the Issuer's activities, because it has no accounts opened outside the Russian Federation. It is also necessary to mentioned the Order of the Federal Tax Service dated 08.09.2005 № САЭ-3-26/439 «About approval of Procedure for confirmation of permanent residence on the territory of the Russian Federation», which also bears no risks for the Issuer, because it regulates the issues related to the confirmation of tax status of the resident, including Russian organizations, in order to avoid double taxation.

Tax regulations:

In Q4 2005 a number of federal laws about the amendments made to the first and second parts of the Tax Code of the Russian Federation, although they came into force in January 1 2006 and, besides, many of the adopted amendments regulate the issues, which do not relate to the Issuer's activities.

Among the by-laws it is necessary to mention effective from November 11, 2005 the Regulation on organization of work with taxpayers, due payers and payers of insurance contributions to compulsory retirement insurance and tax agents approved by the Order of the Federal Tax Service dated 09.09.2005 № САЭ-3-01/444@. At the same time the Order of the Ministry of Tax Dues dated 10.08.2004 № САЭ-3-27/468 «About approval of Regulation on work organization with taxpayers».

Thus, within the accounting period, OJSC *CenterTelecom* being a prompt taxpayer and having no overdue tax liabilities before the budgets of all levels, because of strict compliance with the tax regulations, did not run increased risks in the context of the alteration of tax regulations.

Customs regulations:

Customs regulations did not undergo any essential legislative modifications. There were some amendments to the Tax Code of the Russian Federation related to classification of specialists on customs documents issue (Federal Law dated 31.12.2005 № 204-ФЗ), which are to come into force on January 31 2006. Some amendments were made to the Law of the Russian Federation «About customs tariff» by the Federal Law dated 08.11.2005 № 144-ФЗ. These amendments will come into force on July 1, 2006.

The above mention changes do not bring any risks to the Issuer.

Legal risks related to modification of requirements for licensing of the issuer's principal activity or for licensing of the rights to use the objects, the circulation of which is restricted:

Pursuant to the Federal Law "On communications", the list of communications stated in the licenses and corresponding lists of license provisions shall be stipulated by the Government of the Russian Federation and are subject to annual improvement. The Government Regulation dated 18.02.2005 No. 87 states the list of communications and the list of license terms. Since that moment the licensing authority has been granting licenses in the communications sphere. Pursuant to the Decree of the President of the Russian Federation dated March 9, 2004 No.314 and the Government Regulation dated 30.06.2004 No. 318, licensing of communications activity shall be carried out by the Federal Supervision Service for Communications.

Amendments to the Regulations of the Russian Federation Government dated 18.02.2005 № 87 was made by the Regulations of the Russian Federation Government dated 29.12.2005 № 837. These regulations changed the name of three types of activities in the communications field and changed the license terms and conditions.

In order to extend the license term, as well as to introduce amendments related to the change of the radio-frequency spectrum and the licensed territory, the documents shall be submitted in the same scope as when the license is obtained.

Substantial legal risks, which may occur due to the change of the accounting period of juridical practice in the issues connected with the activities of OJSC *CenterTelecom*, which may affect its performance as well as the current litigation settlements, are not registered.

2.5.5. Risks related to the issuer's activities

Substantial claims may include:

- The claims the amount of which is equal to or exceeds 10 percent of the balance sheet assets of OJSC *CenterTelecom* that, as of September 30, 2005 amounts to 4 438 729 thousand rubles;
- The claims preventing the business activity or aimed at inhibition or termination thereof (claims for liquidation, for composition in bankruptcy (insolvency) of OJSC *CenterTelecom* and its subsidiaries and related companies, for assignment of assets, for challenging of rights under licenses and patents, for recovery of material tax liabilities to budget and extra-budgetary funds).

Within the accounting period, OJSC *CenterTelecom* did not participate in legal procedures, with the claim value equal to or exceeding 10 percent of the balance sheet assets.

In view of the aforesaid, it is possible to assert that there are no substantial legal risks related to OJSC *CenterTelecom* participation in current legal procedures.

However, at the present moment OJSC *CenterTelecom* is subject to court proceedings in a number of legal procedures related to some miscellaneous aspects of its business, in which the risk of adverse judgment does not exceed the usual risk characteristic of such activities.

The risks related to inability to extend the license may result from:
1) alteration in the provisions of the law applicable to licensing;
2) restructuring of the licensing authorities.

The risks related to the issuer's possible liability for the debts of the third parties, including its subsidiaries:

The mentioned risks are not registered in the reporting quarter of 2005.

At present, the Company is not running the risk to lose consumers, whose sales volume constitutes not less than 10 percent of the total proceeds of the issuer's products (work, services) sales.

III. Detailed profile on the Issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the Issuer

Full corporate name of the Issuer: ***Open Joint-Stock Company «Central Telecommunication Company».***

Short name: ***OJSC «CenterTelecom».***

Общество создано в июне 1994 года (свидетельство о государственной регистрации № 127 от 20.06.94.) в результате реорганизации в форме преобразования Государственного предприятия связи и информатизации «Россвязьинформ» (ГПСИ) Московской области в акционерное общество открытого типа «Электросвязь» Московской области.

The Company was set up in June 1994 (state registration certificate No, 127 dated June 20, 1994) as a consequence of rearrangement (conversion) of the state public enterprise of communication and informatization Rossvyazinform (SPECI), Moscow region, into the Open Joint-Stock Company Elektrosvyaz, Moscow region.

Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997.

By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow region.***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Main state registration number: ***1025006174710***
Entry made on: ***November 1, 2002***
Registration body: ***Inspection of Ministry of Taxation in the town of Khimki of the Moscow Region.***

3.1.3. Formation and development of the Issuer

Issuer's life period: *From June 1994 on (11 years 7 months)*

Срок, до которого будет существовать: эмитент создан на неопределенный срок.

Issuer's establishment and development history:

OJSC CenterTelecom is one of the largest Russian telecommunications operators. The Company owns over 6 million access lines, it has a telecommunications infrastructure in the most densely populated federal region of Russia. This is where about 20% of the country's population lives. Industry, innovation centres and agriculture are well developed here.

OJSC CenterTelecom users in 17 federation constituents are government institutions, individuals and major part of businesses. OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of fixed line telephony, builds up turnover of new services, whose rates are not regulated by the state.

In conventional telephony, the share of OJSC CenterTelecom in revenues generally and in all the regions accounts for over 80%. The drawdown rate is low. The Company accounts for 86.1% of the local communication market, while the market share in long-distance communication revenues equals 87%. This position in the conventional services sector will be retained with the Company's anticipated rate of services development.

Competition is markedly severe in the Internet access market segment. Regional branches of OJSC CenterTelecom nonetheless hold leading positions, 43.4% of corporate users on average, and about 72% of individuals use their services. OJSC CenterTelecom accounts for about 58% of the Internet services market in the Central Federal District.

Issuer's purposes:

The Company's major purposes are the profitable provision of communication services to private individuals, public authorities and other enterprises.

Issuer's mission:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and a world-class service in the Central Federal District (CFD) with a purpose to:

Satisfy customers' demands based with a customer-tailored approach

Ensure growth in shareholders' income and to contribute to social development of OJSC CenterTelecom's business environment

Establish long-term mutually beneficial partner relationships based on the principles of mutual confidence, good faith and transparency

Ensure mutually beneficial development of each employee's capacity

Perform the function of a state communications operator.

3.1.4. Contact information

Issuer's place of performance*:*
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mail address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive department*:*
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: *+7* ***(495) 209-34-34;*** Fax: *+7* ***(495) 209-30-07***
E-mail*:* ***Info@centertelecom.ru;***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:
Securities and Corporate Management Department:
Postal address*:* ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
<u>Shareholders support group</u>
Telephone: *+7* ***(495) 793-26-54;*** Fax: *+7* ***(495) 793-26-54***
E-mail*:* ***vedeta@centertelecom.ru;***
Internet site: ***www.centertelecom.ru***
<u>Investors relations division</u>
Telephone: *+7* ***(495) 209-57-21;*** Fax: *+7* ***(495) 209-58-15***
E-mail*:* ***kalin@centertelecom.ru***
Internet site: ***www.centertelecom.ru***

3.1.5. Taxpayer identification number

INN *5000000970*

3.1.6. Subsidiaries and representative offices of the Issuer.

The following changes were made in the reporting quarter:

1. Nikolai Evgenyevich Zhuk was appointed Deputy General Director – Director of the Tula branch of OJSC «CenterTelecom».
2. Directors of all branches of OJSC «CenterTelecom» received new procurations valid till November 1, 2007.

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

Codes of the core industrial business lines of the Issuer according to OKVED
OKVED - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2. Core business activities of the Issuer

No information for the fourth quarter provided

3.2.3. Principal types of products (works, services)

No information for the fourth quarter provided.

3.2.4. Raw materials and suppliers of the issuer

No information for the fourth quarter provided.

3.2.5. Markets for sales of the Issuer's products (works, services).

Main markets, in which the Issuer conducts its activities:

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders access services to the public telephone network, long-distance and international telephone connections, Internet and data transmission network services, communication channel leasing services, and wireline services, etc.

The Central Federal District which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to expert opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to living standards, the region holds the 4th place among the Russian federal districts, but by per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of areas with comprising both high development levels – Moscow, Yaroslavl, Belgorod regions, and low development levels – Kostroma, Ivanovo and Orel regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception.

Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional communication services that have appeared due to the new industry technologies.

Factors that may adversely affect Issuer's sale of its goods (works, services):

Decline in production

Decreased paying capacity of primary consumers

Build up in competence of alternative operators.

Issuer's actions to mitigate the adverse effect:

1. End of construction of multi-service networks (MSN), which provides both for a significant extension of the rendered services range and amelioration of their quality.
2. Arrangement of package services based on up-to-date multi-service networks.
3. Extension of the installed numbering capacity and increase in the number of users.
4. Application of open software in process improvement (especially for switching equipment).
5. Application of lease patterns when expanding production.
6. Availability of substituting services. (In particular, IP-telephony service is getting more and more widespread currently; provided the market situation changes in a certain way, this service may replace traditional long-distance communication).
7. Usage of the affiliated companies' capacities.

3.2.6. Licenses granted to the issuer

Licenses issued by the Ministry of the Russian Federation for Communications and Informatization and the Federal Services for Telecommunication Supervision of Russia

№	License title	License Number	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till	Coverage area
1	Provision of local and intra tariff band telephone service	№ 24064	24.10.2002	24.10.2012	Central Federal District, including Moscow
2	Provision of local, international and domestic long-distance telephone services	№ 23250	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
3	Lease of communications channels	№ 23247	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
4	Data transmission services	№ 23248	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5	Provision of telematic services	№ 23249	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl

					regions and the city of Moscow.
6	Provision of telegraph services	№ 24065	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7	Provision of communication services via data transmission network, except for voice transmission	№ 36633	At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Federal Service on Telecommunications Supervision adopted decision № 46 dated 21.11.2005 to issue license № 36633 for provision of communication services via data transmission network, except for voice transmission. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Kaluga region
8	Provision of voice services via the data transmission network	№ 37053	At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Federal Service on Telecommunications Supervision adopted decision № 51 dated 12.12.2005 to issue license № 37053 for provision of communication services via data transmission network, except for voice transmission. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Kaluga region
9	Broadcasting of sound programs on wireline network	№ 24339	28.11.2002	28.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions

10	Broadcasting of sound programs on wireline network	№ 25058	07.02.2003	07.02.2008	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow.
11	Provision of cellular telephone service in 450 MHz	№ 24066	14.11.2002	14.11.2005, Federal Service on Telecommunications Supervision adopted decision № 43 dated 31.10.2005 to issue license № 36270 for provision of mobile communication services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Ivanovo region
12	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 30244	30.12.2003	30.12.2013	Ivanovo region
13	Provision of cellular telephone service in 450 MHz band	№ 24067	14.11.2002	14.11.2005, Federal Service on Telecommunications Supervision adopted decision № 43 dated 31.10.2005 to issue license № 36271 for provision of mobile communication services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Kostroma region
14	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 30245	30.12.2003	30.12.2013	Kostroma region
15	Provision of cellular telephone service in 900/1800 MHz band	№ 24069	14.11.2002	01.03.2006	Tambov region

16	Provision of cellular telephone service in 800 MHz band	№ 24070	28.11.2002	01.10.2006	Tula region
17	Предоставление Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 24068	14.11.2002	14.11.2005, period of validity was prolonged as a part of license № 36269 issue, the expiration date of which is till 14.11.2010. Federal Service on Telecommunications Supervision adopted decision № 43 dated 31.10.2005 to issue license № 36269 for provision of mobile communication services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Yaroslavl region
18	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 30246	30.12.2003	30.12.2013	Yaroslavl region
19	Personal radio paging	№ 23251	14.11.2002	14.11.2005 No renewal is provided due to inexpediency	Ivanovo region
20	Personal radio paging	№ 23252	14.11.2002	14.11.2005 No renewal is provided due to inexpediency.	Yaroslavl region
21	Mobile radio telephone service	№ 24325	14.11.2002	14.11.2007	Belgorod region
22	Mobile radio telephone service	№ 24326	14.11.2002	14.11.2007	Vladimir region
23	Mobile radio telephone service	№ 24327	14.11.2002	14.11.2007	Voronezh region

24	Mobile radio telephone service	№ 24328	14.11.2002	14.11.2007	Ivanovo region
25	Mobile radio telephone service	№ 24695	30.12.2002	30.12.2007	Ivanovo region
26	Mobile radio telephone service	№ 24329	14.11.2002	14.11.2007	Kaluga region
27	Mobile radio telephone service	№ 24330	14.11.2002	14.11.2007	Kursk region
28	Mobile radio telephone service	№ 24331	14.11.2002	14.11.2007	Lipetsk region
29	Mobile radio telephone service	№ 24332	14.11.2002	14.11.2007	Moscow region
30	Mobile radio telephone service	№ 24333	14.11.2002	14.11.2007	Orel region
31	Mobile radio telephone service	№ 24334	14.11.2002	14.11.2007	Ryazan region
32	Mobile radio telephone service	№ 24335	14.11.2002	14.11.2007	Smolensk region
33	Mobile radio telephone service	№ 24336	14.11.2002	14.11.2007	Tver region

34	Mobile radio telephone service	№ 24337	14.11.2002	14.11.2007	Tula region
35	Mobile radio telephone service	№ 24338	14.11.2002	14.11.2007	Yaroslavl region
36	On-air broadcasting of sound programs	№ 16541	17.10.2000	17.10.2005 Federal Service on Telecommunications Supervision adopted decision № 33 dated 14.09.2005 to issue license № 35111 for provision of on-air broadcasting services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Vladimir region
37	Provision of communication services for on-air broadcasting	№ 34303	01.08.2005	29.10.2008	Voronezh region
38	On-air broadcasting of sound programs	№ 34302	25.08.2005	08.10.2009	Ivanovo region
39	Broadcasting of sound and TV programs on cable TV networks	№ 23533	29.08.2002	29.08.2007	Ivanovo
40	Broadcasting of sound and TV programs on cable TV networks	№ 27631	18.08.2003	20.08.2006	Vorotynsk community of Babynsk area, Kaluga region
41	On-air broadcasting of sound programs	№ 17394	15.02.2001	15.02.2006	Kaluga region
42	On-air broadcasting of TV programs	№ 28681	31.10.2003	27.08.2008	Kaluga region

43	Provision of communication services for on-air broadcasting	№ 32187	10.05.2005	10.05.2008	Kostroma region
44	Provision of TV and sound program broadcasting on a Cable TV network	№ 28953	12.11.2003	12.11.2006	Kostroma
45	Provision of communication services for on-air broadcasting	№ 32839	22.06.2005	30.06.2008	Shchigry Kursk region
46	On-air broadcasting of sound programs	№ 23557	29.08.2002	29.08.2007	Gorshechnoe community Kursk region
47	Provision of communication services for cable broadcasting	№ 31082	25.03.2005	18.03.2010	Kursk
48	On-air broadcasting of sound programs	№ 23543	29.08.2002	29.08.2007	Lipetsk region
49	Provision of communication services for on-air broadcasting	№ 32046	31.05.2005	23.07.2009	Lipetsk region
50	Provision of communication services for on-air broadcasting	№ 36678		Federal Service on Telecommunications Supervision adopted decision № 46 dated 21.11.2005 to issue license № 36687 for provision of communication services for on-air broadcasting. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Lipetsk region, Dolgorukovo
51	On-air broadcasting of TV programs	№ 23924	04.10.2002	04.10.2007	Towns of Serpukhov, Solnechnogorsk and Chekhov of the Moscow region

52	On-air broadcasting of TV programs	№ 20413	10.12.2001	10.12.2006	Moscow region
53	Provision of communication services for on-air broadcasting	№ 31551	26.04.2005	22.04.2008	Moscow region
54	Provision of TV and sound program broadcasting on a Cable TV network	№28932	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
55	On-air broadcasting of sound programs	№ 18299	18.05.2001	18.05.2006	Tambov region
56	Broadcasting on Cable TV network	№ 31083	15.03.2005	18.03.2010	Yaroslavl
57	On-air broadcasting of sound programs	№ 26670	05.06.2003	16.07.2007	Yaroslavl and neighbouring settlements, Yaroslavl region

Licenses for TV, radio and cable TV broadcasting

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License coverage area
1	TV broadcasting	№ 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005 renewal is unprovided	The Voronezh region (Yelan'-Koleno and neighboring communities, Novokhopersk and neighboring communities)
2	TV broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ternovka community, Voronezh region

3	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
4	Radio broadcasting	№ 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	Ivanovo city, Ivanovo region
5	TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ivanovo
6	TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Town of Lyudinovo, Kaluga region neighboring communities
7	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Town of Kondrovo, Kaluga region
8	Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Kaluga
9	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Kostroma
10	Radio broadcasting	№ 7220	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006	Kursk, Kursk region
11	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Lipetsk and Lipetsk region
12	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
13	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Dolgorukovo community, Lipetsk region
14	Radio broadcasting	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Yaroslavl and neighboring communities (transmitter located in Dubki)
15	Radio broadcasting	№ 7246	Radio Chance	Wireline radio broadcasting	05.05.2003	24.10.2007	Yaroslavl
16	TV broadcasting	№ 7195	The Third Planet	Cable TV	18.04.2003	07.05.2006	Yaroslavl

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities
1	Construction of buildings and facilities of I and II level of responsibility pursuant to the government standards	ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
2	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
3	Land-surveying	МОГ – 01056	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesy and Cartography
4	Cartography activities	МОГ – 01057	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesy and Cartography
5	Medical care	0824	03.02.2003	03.02.2008	Kursk region	Public Health Committee of Kursk region
6	Medical care	50-01--000504	10.11.2005	10.11.2010	Orel region	Federal Service of Health and Social Development Control
7	Medical care	69-01-000044	10.02.2005	10.02.2010	*Tver region*	*Federal Service of Health and Social Development Control*
8	Medical care	0211/00841	20.12.2003	20.12.2008	Tula region	Public Health Department of Tula region
9	Medical care	721	18.11.2002	26.04.2008	Yaroslavl region	Public Health and Pharmacy Department of Yaroslavl region Administration
10	Education activities under educational programs	№ 54276	11.08.2003	12.08.2006	Moscow region	Ministry of Education of Moscow region
11	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Yaroslavl region	Education Department of Yaroslavl region Administration on behalf of

						Yaroslavl region Administration
12	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service
13	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№ 2/ 01455	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service
14	Operation of electric power grids	50007938	28.04.2003	27.04.2008	Russian Federation	Ministry of Energy of the Russian Federation
15	Operation of heat networks	№ ЭТ-02-000283(К)	28.04.2005	28.04.2010	Russian Federation	Federal Service on Environmental, Technical and Nuclear Control
16	Retail sales of alcoholic liquor	№ БРН АР 06009	23.12.2002	23.12.2005 No renewal is provided due to inexpediency	Bryansk region	Licensing Committee of Bryansk region
17	Repair of measurement devices	№ 001500-Р	03.03.2004	03.03.2009	Russian Federation	State Committee of the RF for Standardization and Metrology
18	Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (С)	25.03.2004	25.03.2009	Russian Federation	Federal Industrial and Mining Supervisory body of Russia
19	Fresh water production for industrial purposes of plants	№ 50359	07.12.2004	01.01.2015	South-western part of Alekseevka city of Belgorod region	Regional Agency on Subsoil Utilization of the Central Federal District
20	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities.	№ 53172	14.07.2003	01.01.2020	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region

21	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Tambov region	Main Directorate of Natural Resources of Tambov region
22	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Tver	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region
23	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Yudinka village of the Tula region	Regional Agency on Subsoil Utilization of the Central Federal District
24	Foul water discharge	№ 00191	10.11.2005	01.11.2008	Tula region	Moscow-Oka Basin Department
25	Maintenance of cipher (cryptographic) machines	1816 X	20.09.2004	13.05.2009	Tambov subsidiary of OJSC CenterTelecom	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
26	Distribution of cipher (cryptographic) machines	1817 P	20.09.2004	13.05.2009	Tambov subsidiary of OJSC CenterTelecom	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
27	Provision of services for information ciphering	1818 У	20.09.2004	13.05.2009	Tambov subsidiary of OJSC CenterTelecom	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
28.	Activities on technical protection of confidential information	№ 0210	11.05.2004	11.05.2009	Subsidiaries of OJSC CenterTelecom	State Technical Commission under the RF President Administration
29	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
1	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	38 Teatralnaya Street, Kaluga	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia

	2	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	23 Lenina Street, Liski, Voronezh region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	3	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	8 Krasnaya Square, Kursk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	4	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	17 Karl Marx Street, Fatezh, Kursk region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	5	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	29 Narodnogo Opolchenia Street, building 2, Moscow	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	6	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	6 Nekrasova Street, Zvenigorod, Moscow region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	7	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	69 Karl Marx Street, Yegoryevsk, Moscow region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	8	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	43 Lenina Street, Orel	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	9	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	30 25 Oktyabrya Street, Kromy, Orel region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	10	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	43 Schedrina Street, Ryazan	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia

	11	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	7 Gagarina Street, Starozhilovo, Ryazan region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	12	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	24 Novotorzhskaya Street, Tver	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	41 Studencheskaya Street, Torzhok, Tver region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	33 Lenina prospect, Tula	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	9 Karl Marx Square, Bryansk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	16	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	1Б Mira Street, Pochep, Bryansk region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	14 Sevskaya Street, Trubchevsk,Bryansk region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	18	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	35 Revolyutsy Street, Voronezh	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia

	19	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	19 Sovetskaya Street, urban village Anna, Voronezh region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	20	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	6 Oktyabrskoy Revolyutsy Street, Smolensk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	15 microdistrict, Yartsevo, Smolensk region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	2B, Astrakhanskaya Street, Tambov	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	23	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	6 Kotovskogo Street, Sosnovka village, Tambov region	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	24	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	42 Gorkogo Street, Vladimir	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	25	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	22 Komsomolskaya Street, Yaroslavl	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	26	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	21 Podlipayeva Street, Kostroma	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	27	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	10-th Avgusta, Ivanovo	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia

28	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	3 Sobornaya square, Belgorod	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
29	Activities related to handling information containing state secrets	№ 228	23.12.2004	16.12.2008	35a Tereshkovoy Street, Lipetsk	Local Department for Lipetsk region of the Federal Security Service of Russia
30	Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	6 Degtyarny Pereulok, Building 2, Moscow	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	43 Lenina Street, Orel	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	8 Krasnaya Square, Kursk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	38 Teatralnaya Street, Kaluga	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	9 Karl Marx Street, Bryansk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	35 Revolution pr., Voronezh	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	6 Oktyabrskoy Revolutsy Street, Smolensk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	2в Astrakhanskaya Street, Tambov	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia

	8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	33 Lenina Prospekt, Tula	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	43 Shchedrina Street, Ryazan	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	10	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	29 Narodnogo Opolchenia Street, building 2, Moscow	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	11	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	1 10-th Avgusta Street, Ivanovo	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	12	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	3 Sobornaya Square, Belgorod	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
	13	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	35a Tereshkovoy Street, Lipetsk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
31		Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	OJSC CenterTelecom	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	1	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	3 Revolutsy Square, Belgorod	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	2	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	9 Karl Marx Square, Bryansk	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)

	3	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	22 Komsomolskaya Street, Yaroslavl	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	4	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	1 10th Avgusta Street, Ivanovo	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	5	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	42 Gorkogo Street, Vladimir	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	6	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	35 Revolutsy Prospekt, Voronezh	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	7	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	38 Teatralnaya Street, Kaluga	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	8	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	8 Krasnaya Square, Kursk	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	9	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	35a Tereshkovoy Street, Lipetsk	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)

	10	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	29 Narodnogo Opolcheniya Street, building 2, Moscow	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	11	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	43 Lenina Street, Orel	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	12	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	6 Ortyabrskoy Revolutsy Street, Smolensk	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	13	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	2в Astrakhanskaya Street, Tambov	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	14	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	24 Novotorzhskaya Street, Tver	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
	15	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	33 Lenina Prospekt, Tula	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)

The Issuer's forecast about possible renewal of special permits (licenses):

If a renewal is required the application for renewal shall be filed not later than 2 months and not earlier than 6 months before expiry of the license.

As a rule JSC CenterTelecom is able to secure license renewals.

Natural resources extraction is not the core activity of the Issuer.

3.2.7. Joint activities in partnership

CenterTelecom participates in joint-cooperation (Agreement of particular partnership № 79/89 dated December 31, 1998) on creation, development and revenue service of cellular switching system of CDMA–800 standard (Company's share – 30%).

Other participants: Topsnabinvest LLC (share – 40%), Bowling-Center LLC (share – 30%).

Amount of investments: 6 491 036 rubles

Purpose of investments – profit earning.

Reached financial result for the reporting quarter will be provided after the issue of the Annual Accounting report for 2005.

3.2.8. Additional requirements to be met by issuers, which are joint-stock investment funds, insurance or credit organizations, mortgage agents.

The Issuer is not joint-stock investment funds, insurance organizations or credit organization, mortgage agent.

3.2.9. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.10. Additional requirements to be met by issuers for which telecom service provision is the core activities

a) Licenses for communication services provision

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information and Federal Service for Telecommunications Supervision of Russia

№	License title	License number	Conditions for conducted operations	Numbering capacity, subscriber base, coverage area	Date of issue	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service	№ 24064	- services of local and intra tariff band telephone communication of the public switched network; - services of telephone communication using hardware of the intelligent network	Total installed switching capacity not less than 6 657 000 lines	24.10.2002	24.10.2012	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone services.	№ 23250	- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones.	Total installed switching capacity not less than 30 044 payphones, not less than 3 837 public telephone offices	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
3.	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned pich communication channels, main digital channels including in network paths is 11 083	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.

4.	Data services	№ 23248	- public data network services	Installed switching capacity should ensure connection of at least 257 460 users by the expiry, at least 119 338 users must be connected by the end of 2003.	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502 115 users by the license expiry, including at least 270 156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2 986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1 097 and at least 664 by the end of 2003	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7	Provision of communication	№ 36633	-	-		Federal Service on	Kaluga region

	services via data transmission network, except for voice transmission					Telecommunications Supervision adopted decision № 46 dated 21.11.2005 to issue license № 36633 for provision of communication services via data transmission network, except for voice transmission. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
	Provision of voice services via the data transmission network	№ 37053	-	-		Federal Service on Telecommunications Supervision adopted decision № 51	Kaluga region

						dated 12.12.2005 to issue license № 37053 for provision of communication services via data transmission network, except for voice transmission. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
9	Provision of sound program broadcasting over a wireline network	№ 24339	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 3 572 487	28.11.2002	28.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
10	Provision of sound program broadcasting over a wireline network	№ 25058	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 991.	07.02.2003	07.02.2008	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow

11	Provision of cellular telephone service in 450 MHz band	№ 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.	14.11.2002	14.11.2005 The application № 22-10/6096 dated 05.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22052 dated 08.09.2005	Ivanovo region
12	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines; by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ivanovo region
13	Provision of cellular telephone service in 450 MHz band	№ 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.	14.11.2002	14.11.2005 The application № 22-10/6096 dated 05.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal	Kostroma region

						prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22054 dated 08.09.2005	
14	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Kostroma region
15	Provision of cellular telephone service in 900 MHz band	№ 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80 000, 80% coverage.	14.11.2002	01.03.2006	Tambov region
16	Provision of cellular telephone service in 800 MHz band	№ 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1 000, 100% coverage.	28.11.2002	01.10.2006	Tula region
17	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3 000 lines and 15%, by the end of 2005: 10 000 lines and 60%.	14.11.2002	14.11.2005 The application № 22-10/6097 dated 07.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming	Yaroslavl region

						document of the Federal Service for Telecommunications Supervision of the RF № 22050 dated 08.09.2005	
18	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Yaroslavl region
19	Personal radio paging service	№ 23251	- personal radio paging on public telecommunications network	Upper limit– 10 000, using the frequency of 159.6375 MHz.	14.11.2002	14.11.2005	Ivanovo region
20	Personal radio paging service	№ 23252	- personal radio paging on public telecommunications network	Upper limit– 20 000, using the frequency of 157.225 MHz, 165.000 MHz.	14.11.2002	14.11.2005	Yaroslavl region
21	Mobile radio telephone service	№ 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007	Belgorod region
22	Mobile radio telephone service	№ 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007	Vladimir region
23	Mobile radio telephone service	№ 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 1,800, using 330 MHz band	14.11.2002	14.11.2007	Voronezh region
24	Mobile radio telephone service	№ 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007	Ivanovo region

25	Mobile radio telephone service	№ 24695	- radio-telephone service over a public network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007	Ivanovo region
26	Mobile radio telephone service	№ 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007	Kaluga region
27	Mobile radio telephone service	№ 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Kursk region
28	Mobile radio telephone service	№ 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Lipetsk region
29	Mobile radio telephone service	№ 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4 000, using 330 MHz band	14.11.2002	14.11.2007	Moscow region
30	Mobile radio telephone service	№ 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007	Orel region
31	Mobile radio telephone service	№ 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007	Ryazan region
32	Mobile radio telephone service	№ 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007	Smolensk region
33	Mobile radio telephone service	№ 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007	Tver region
34	Mobile radio telephone service	№ 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007	Tula region

35	Mobile radio telephone service	№ 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Yaroslavl region
36	On-air broadcasting of sound programs	№ 16541	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Vladimir region	17.10.2000	17.10.2005 Federal Service on Telecommunications Supervision adopted decision № 33 dated 14.09.2005 to issue license № 35111 for on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Vladimir region
37	On-air broadcasting of sound programs	№ 34303	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Voronezh region	01.08.2005	29.10.2008	Voronezh region
38	On-air broadcasting of sound programs	№ 34302	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Ivanovo region	25.08.2005	08.10.2009	Ivanovo region
39	Broadcasting of sound and TV programs on cable TV networks	№ 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007	Ivanovo

40	Broadcasting of sound and TV programs on cable TV networks	№ 27631	- broadcasting of sound and TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006	Vorotynsk community of Babynsk area, Kaluga region
41	On-air broadcasting of sound programs	№ 17394	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kaluga region	15.02.2001	15.02.2006	Kaluga region
42	On-air broadcasting of TV programs	№ 28681	- on-air broadcasting of TV and sound programs	On-air broadcasting of TV and sound programs in the Kaluga region	31.10.2003	27.08.2008	Kaluga region
43	On-air broadcasting of sound programs	№ 32187	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kostroma region	10.05.2005	10.05.2008	Kostroma region
44	On-air broadcasting of TV programs over cable TV network	№ 28953	- Provision of on-air broadcasting of TV programs over cable TV network	Up to 60 000 subscribers	12.11.2003	12.11.2006	Kostroma
45	On-air broadcasting of sound programs	№ 32839	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kursk region	22.06.2005	30.06.2008	Shchigry, Kursk region
46	On-air broadcasting of sound programs	№ 23557	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kursk region	29.08.2002	29.08.2007	Gorshechnoye community, Kursk region
47	Provision of telecommunication services for cable broadcasting	№ 31082	- telecommunication services for cable broadcasting	Services provision in Kursk region	25.03.2005	18.03.2010	Kursk
48	On-air broadcasting of sound programs	№ 23543	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Lipetsk region	29.08.2002	29.08.2007	Lipetsk region
49	On-air broadcasting of sound programs	№ 32046	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Lipetsk region	31.05.2005	23.07.2009	Lipetsk region

50	On-air broadcasting of sound programs	№ 36678				Federal Service on Telecommunications Supervision adopted decision № 46 dated 21.11.2005 to issue license № 36687 for on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Dolgorukovo, Lipetsk region
51	On-air broadcasting of TV programs	№ 23924	On-air broadcasting of TV programs using MMDS system in 2500 – 2700 MHz band	On-air broadcasting of TV programs in Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region	04.10.2002	04.10.2007	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
52	On-air broadcasting of TV programs	№ 20413	- On-air broadcasting of TV programs	Broadcasting of TV programs in Moscow region	10.12.2001	10.12.2006	Moscow region
53	On-air broadcasting of sound programs	№ 31551	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Moscow region	26.04.2005	22.04.2008	Moscow region
54	Broadcasting of TV and sound programs over cable TV network	№ 28932	broadcasting of sound and TV programs on cable TV [illegible]	68 000 subscribers	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo [illegible]

			networks				and Orekhovo-Zuevo area of the Moscow region
55	On-air broadcasting of sound programs	№ 18299	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Tambov region	18.05.2001	18.05.2006	Tambov region
56	Provision of telecommunication services for cable broadcasting	№ 31083	telecommunication services for cable broadcasting	Services provision in Yaroslavl region	15.03.2005	18.03.2010	Yaroslavl
57	On-air broadcasting of sound programs	№ 26670	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Yaroslavl region	05.06.2003	16.07.2007	Yaroslavl and neighbouring settlements, Yaroslavl region

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base are met according to the license validity conditions.
Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.
Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.
Probability of occurrence of such negative factors: not found

б) Telecommunications networks

Local telecommunications

OJSC CenterTelecom is the principal operator in the telecom market of the Central part of Russia for provision of an access to the local telephone network.

OJSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well-developed telecommunications infrastructure in the most densely populated area of Russia, accounting for about 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of January 1, 2006 according to the current information is 6 937 138 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9 000 switches of different makes. Telecommunications network of OJSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into operation, digital links and microwave lines are built. Capacity of digital switches as of January 1, 2006 accounts for 50.7% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc.

Urban telephone lines account for 85 % of the total PSTN capacity of OJSC CenterTelecom, while capacity of rural networks makes up the rest (15%); evidencing a clear dominance of urban telephone networks in the overall structure of local telecommunications of the Company.

Cable and line assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 736.765 thousand km and the figure is constantly growing, of which some 5.861 thousand km are fiber-optic links.

Long-distance telecommunications

OJSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment OJSC CenterTelecom owns 21 such exchanges.

Both fiber-optic and microwave links are used for interstation and intraareal communications implementation.

The length of intraareal band trunk transmission channels according to current data as of January 1, 2006 is 35 562.36 km, including 14 907.89 km of of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used. Some 1 492.99 km of intraarial-band fiber-optic links were commissioned for service in Q4 2005.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

Summary of radio frequencies allocated by bodies of the State radio-frequency service according to applicable law for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to OJSC CenterTelecom:

1. 1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) on the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether 153 radio frequency assignments, executed in 63 permits issued in accordance with the RF legislation (the "permits").

2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.

3. To provide cellular radio-telephone services in the territory of Tambov region:

using GSM-900 – altogether 836 frequency assignments in nine permits;

using GSM-1800 standards – 196 frequency assignments in two permits.

4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.

5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 1 292 frequency assignments in 34 permits.

6. To provide personal radio-paging services in the territory of Ivanovo and Yaroslavl regions – altogether 16 frequency assignments in two permits.

7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 415 radio frequency assignments (radio channels) in 96 permits.

Additionally, 510 frequency assignments in 113 permits were secured for provision of transmission systems on local and trunk lines using microwave equipment.

3.3. Issuer's future business plans

Plans of the Issuer for future activities and the sources of the future revenues, including the plans related to organization of the new production, expansion or reduction of production, development of new types of products, modernization and reconstruction of the fixed assets and possible core activities diversification:

In 2006, scheduled measures for development and upgrade of local and intraband communication networks will be continued with the up-to-date technologies. In 2006 it is planned to commission facilities, which installed capacity should constitute over 130 thousand numbers. In 2006 it is also scheduled to lay about 800 km of FOC in the Moscow, Bryansk, Tula, Smolensk, Ryazan, Upper Volga and Kursk branches.

The main trend of public communications network development is their phased conversion into multi-service networks, rendering all types of telecommunication services and increase of the throughput capacity using xDSL equipment.

In 2006 it is planned to increase the number of access ports in the Upper Volga, Lipetsk, Vladimir, Smolensk, Orel and Kursk branches due to the growing demand for high-speed access to the multiservice network using ADSL technology (Internet, VPN, Dial-up, Ethernet) and towering competitiveness in the dynamically developing sector of the new services market.

One of the primary lines for activities of OJSC «CenterTelecom» remains the building of Call-centers. The introduction of Call-centers will continue in the Moscow, Kaluga and Upper Volga branches due to increase of volume of content services and served traffic.

In 2006 it is scheduled to conduct design works for facilities of 2007 on organization of access to «112» node in correspondance with the RF Government Regulations №894 dated 31.12.2004 "On organization of access to unified emergency service «112»".

According to the Billing Reorganization Program for 2006 it is planned to implement «Acquisition of the main equipment for Data Processing Center», this project has a status of special importance, as it implies deployment of centralized Automated Billing System on the hardware platform of server software.

In the framework of infrastructure deployment for E-Business Suite, it is planned to design and deploy tandems and information security system.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

As of December 31, 2005 OJSC «CenterTelecom» participated in the following non-profit organizations:

№	Name of the institution	Enlistment year/participation period	Functions	Participation objectives
1	Association of Telecommunication Open Joint-stock Companies of the Russian Central Region	1995/10 years	Coordination of activity in the communications sphere in the CFD. Representation of common interests in state and other authorities and international institutions.	Participation in arrangement of new organization forms in communication enterprises management. Arrangement of the advanced training of managers, key personnel and other categories of communication employees. Promotion of public authorities' initiatives directed towards telecommunication systems development in the region.
2	Association of communication quality control and informatization International Telecommunications Quality Congress	2000/5 years	Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.	Obtaining data on quality of goods and services at the Russian telecommunication market and activity of other telecommunication companies.
3	Association of paging communication operators	1996/9 years	Coordination of communication operators' activity in the sphere of paging communication services.	Promotion of paging communication services.
4	Association of MDKR network operators (CDMA)	1998/7 years	Elaboration of unified approaches to solution of general system and network problems.	Coordination of business activity, protection of interests of operators rendering communication services in the CDMA standard. Cooperation with CDMA equipment manufacturers.
5	MART international association	2000/5 years	Coordination of communication operators' activity in the sphere of broadcasting services.	Technical and information support of Association members and regional companies of cable and over-the-air television.
6	Association of operators of ISKRA federal business communications network	1999/6 years	Promotion of the associated communication network of the RF, integration of domestic and foreign equipment and software with a view to enhance the quality of	Participation in development of the associated communication network of the RF. Integration of domestic and foreign equipment and software with a view to enhance

			communication services rendered by ISKRA FBCN.	the quality and scope of communication services rendered by ISKRA FBCN.
7	Bryansk regional association of production and commercial enterprises (employers)	1990/15 years	Consolidation of activity of labor collectives and members of the Association with a view to implement the Complex program for the region social and economic development.	Enhancement of performance and protection of interests of production and commercial enterprises of the region. Integration and coordination of regional employers' activity in economic development task solution. Arrangement of conditions for accelerated enterprises development and integration of technological advances.
8	Non-profit partnership Kaluga association of manufacturers and entrepreneurs REGION	1994/11 years	Arrangement of conditions for accelerated development and integration of technological advances at production enterprises.	Promotion in development, cooperation and specialization of production under the conditions of market relations establishment. Professional promotion of enterprise managers and employees. Solution of tasks for economic establishment and advance in the regional living standard.
9	Independent non-profit organization Kaluga research center	1997/8 years	A Golubitsky's grant is annually awarded to 10 students of Bauman MGTU and Kaluga State University.	Promotion of scientific and engineering potential of the region.
10	Non-profit partnership TelecomForum	2003/2 years	Support of formation of an information society in Russia as an element of a global information space. Cooperation in promotion of information and telecommunication infrastructure in the RF territory.	Informal dialogue settling of issues on cooperation with overseas telecommunication companies, Ministry of information technologies and communication of the RF, OJSC Svyazinvest, other public authorities and Russian enterprises in the sphere of communication and informatization.
11	Povolzhskaya association of information telecommunication engineers TELEINFO (PAITE)	1996/9 years	Cooperation in integration of advance technologies into country's telecommunication networks. Rearrangement, upgrade and digitalization of urban, regional and rural communication centers. Publication of the regional research journal regional Telecommunication Field (hereinafter referred to as RTF). *Arrangement of annual international scientific and technical workshops, conferences,* Samara telecommunication round table.	Training of the young and specialists. Rearrangement and construction of digital PBX and their technological maintenance. Cooperation with the regional research journal RTF. Integration of scientific and technical products within the framework of training programs.

12	Union of Ivanovo region manufacturers and entrepreneurs	1996/9 years	Proposals to executive and legislative public authorities of Ivanovo region, RF in the sphere of optimization of the economic policy being implemented.	Obtaining data on monopoly rates.
13	Association of open joint-stock telecommunication companies of the Central Chernozemny region	1997/8 years	Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard. Promotion in development, cooperation and specialization of communication services. Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.	Coordination of activity in the Central Chernozemny region. Representation of common interests in public authorities, relations with third parties, including international establishments.
14	Non-governmental pension fund Telecom-Soyuz	2002/3 years	Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.	Fund servicing of honored employees of the branches and general directorate of OJSC CenterTelecom, awarded by non-state retirement insurance.
15	International association of DSM MoU cellular communication operators	1998/7 years	Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia) Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.	Obtaining SIM card ciphering algorithms for cellular phones with a view to ensure data confidentiality. Replacement of cellular phones encoding (RUS-38 by Tambov GSM).
16	Association of GSM cellular mobile communication network operators	1995/10 years	Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia)	Standards development, certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems. Elaboration of draft laws and decrees in the sphere of telecommunications, health care and environmental safety.

17	Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications	2001/4 years	Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.	Coordination of actions with Russian communication operators in construction, development and operation of public telephone networks.
18	Non-profit partnership Center for Investigation of Telecommunications Development Problems	2002/3 years	Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.	Investigation of telecommunication services market problems development. Joint elaboration of draft legislative acts directed at settling the tasks of enhanced performance of communication companies. Provision of consulting, information and other cooperation to communication companies. Joint implementation of measures and programs directed at enhanced performance and operability of communication companies. Information activity, including cooperation with mass media.
19	Public Association of Document Telecommunication	2002/3 years	Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.	Monitoring of telecommunication services in the RF territory. Consulting in information risks and indemnity against liability. Placement of business offers for communication operators in the quarterly analytical and information magazine Recording Telecommunication.
20	Association of Federal Cellular Network NMT-450 Operators	1995/10 years	Coordination of operators providing services in NMT-450 standard	Cooperation with other operators providing services in NMT-450 standard
21	Union of Communication Equipment Producers and Consumers	2004/1 years	The union of national enterprises developing and producing communication equipment, technical equipment suppliers, communication operators, designing and other communication development related organizations. Coordination of communication equipment designers, producers and consumers activities in order to increase the efficiency of the modern scientific and technical policy implementation in communication industry.	Involvement of the national enterprises for implementation of equipment production and supply orders, building and assembly works and commissioning. Contract conclusion with credit organizations, investment, off-budget and other funds in order to receive credits on beneficial terms. Participation in communication industry dedicated exhibitions, fairs, presentations, seminars and symposia.

				exhibitions, fairs, presentations, seminars and symposia.
22	Russian Fund of Communications History	2002/3 years	Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. Renovation of Saint-Petersburg head post office. Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.	Financial backup for Restoration of A.S. Popov communication museum in Saint-Petersburg, arrangement of A.S. Popov award, arrangement of A.S. Popov all-Russian contest in physics, renovation of Saint-Petersburg head post office, annual recognition of the veterans in domestic radio engineering and communication on the Radio Day, 7 May.

3.5. Daughter and Affiliated business/companies of the Issuer

1) Full tradename: Teleport Ivanovo (TPI) Limited Liability Company

Short tradename: Teleport Ivanovo ZAO

Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

A description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Alexander A. Kopytin (1971)

2) Full tradename: MobilCom Limited Liability Company

Short tradename: MobilCom OOO

Located at 17 Mira Street, Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Leonid N. Kopachenko (1943)

3) Full tradename: Russian Telecommunication Network Open Joint-Stock Company

Short tradename: RTS OAO

Located at 2/15 Maroseika Str., Moscow 101000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Viktor A. Polischuk (1938), Chairman of the Board of Directors
Sergei V. Biryukov (1956)
Ruben A. Amaryan (1949)
Vladimir V. Kozin (1970)
Alexei A. Lokotkov (1950)
Sergei V. Nazarov (1971)
Sergei V. Pridantsev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei V. Biryukov (1956)

4) Full tradename: Closed Joint-Stock Company "ATS"

Short tradename: ATS ZAO

Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100%

The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%

The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%

A description of the company's main type of operations:

- provision of local and intraareal telephone communication services,
- provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
-

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Evgeny Iv. Savenkov (1948) – Chairman of the Board of Directors
Vitaly S. Kostenko (1944)
Sergei E. Savenkov (1969)
Dmitry A. Sychev (1974)
Mikhail Y. Khokhlov (1974)
Vyacheslav E. Kamnev (1968)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons: No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei E. Savenkov (1969).

5) Full tradename: Telecom-Stroy Limited Liability Company

Short tradename: Telecom-Stroy OOO

Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- construction and repair works

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Andrei V. Saprykin (1957), Chairman of the Board of Directors
Vera V. Kuzovkina (1970)
Oleg V. Shepelev (1950)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Oleg I. Shepelev (1950)

6) Full tradename: Telecom-Terminal Limited Liability Company

Short tradename: Telecom-Terminal OOO

Located at 13 Lenin Prospekt, Ivanovo 153000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;
- aftersale services to the subscribers of the GSM 1800 cellular communication network in the framework of the contract with OJSC MTS, the Ivanovo Branch;
- provision of consultation services with regard to the hardware of information systems for communications.

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei A. Grushin (1967), Chairman of the Board of Directors
Anna P. Belyayeva (1972)
Sergei L. Tikhonov (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei L. Tikhonov (1967)

7) Full tradename: Vladimir Teleservice Closed Joint-Stock Company

Short tradename: Vladimir Teleservice ZAO

Located at 20 Gorokhovaya Str., Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- providing the services of telematic centres and data transmission services on the territory of the Vladimir Region.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Anatoly Ye. Brekhov (1952)
Petr N. Martyshechkin (1956)
Elena K. Romskaya (1957), Chairman of the Board of Directors
Irina Yu. Kashentseva (1969)
Vladimir A. Petrov (1953)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the

indication of his year of birth:

Andrei G. Andreyev (1970)

8) Full tradename: TverTelecom Limited Liability Company

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: 0.017572 %

The share of the Issuer's ordinary stock owned by the subsidiary: 0.023429 %

A description of the company's main type of operations:

- the construction and overhaul of communication facilities;
- the lease-out of communication channels;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres;
- the provision of local, intercity and international communication services over a dedicated network;
- the provision of data transmission services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Elena K. Romskaya (1957), Chairman of the Board of Directors

Sergei A. Grushin (1967)

Vladimir A. Petrov (1953)

Artem Yu. Shatrakov (1972)

Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vitaly S. Kostenko (1944)

9) Full tradename: VladPage Limited Liability Company

Short tradename: VladPage OOO

Located at 42 Gorky Str., Vladimir 600017, Russia

The size of the Issuer's share in the subsidiary's authorized capital: 75 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

No economic operations are carried out.

The Annual General Meeting of VladPage OOO resolved to liquidate the Company (Minutes dated 31 May 2004).

An 8-person liquidation commission was elected:

1. Anatoly N. Korovin (1946)
2. Alexander G. Udilov (1955)
3. Olga A. Antonova (1971)

4. Yulia V. Markina (1975)
5. Yulia V. Bondareva-Bityai (1975)
6. Mikhail L. Romanov (1981)
8. Yekaterina B. Privalova (1973)
9. Livery V. Dzhusoyev (1964)

10) Full tradename: CenterTelecomService Closed Joint-Stock Company

Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Ruben A. Amaryan (1949), Chairman of the Board of Directors
Alexei A. Lokotkov (1950)
Sergei V. Pridantsev (1967)
Ella M. Zhuravleva (1961)
Pavel V. Polishchuk (1977)
Vadim M. Kondratov (1969)
Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Sergei V. Pridantsev (1967)
Nikolai V. Mezhuyev (1962)
Maxim A. Pegasov (1966)
Vadim M. Kondratov (1969), Chairman of the Management Board
Nikita Yu. Brodsky (1973)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vadim M. Kondratov (1969)

11) Full tradename: Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company

Short tradename: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Alexander V. Boitsev (1955)

12) Full tradename: Vladimirsky Taxophone Limited Liability Company

Short tradename: Vladimirsky Taxophone Ltd.

Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 51 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the establishment and arrangement, in the city of Vladimir and the Vladimir Region, of a network of universal card phones so as to provide the population with local, intercity and international communication services; the services of service phone cards (SPC).

The company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Anatoly N. Korovin (1946), Chairman of the Board of Directors

Vladimir I. Yurkin (1951)

Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vladimir I. Yurkin (1951)

13) Full tradename: Telecom Closed Joint-Stock Company of the Ryazan Region

Short tradename: JSC Telecom

Located at 36 Svobody Str., Ryazan 390006, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50.9 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of local, intercity and international communication services;
- the services of equipment lease-out.

A description of such a company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Vladimir N. Shevnev (1941)

Vladimir I. Veretennikov (1952)

Vladislav N. Shatilov (1959)

Ludmila A. Arzhannikova (1960)

Andrei L. Kostromtsov (1961)

Natalia A. Sudareva (1958)

Yuri A. Chemerikin (1954), Chairman of the Board of Directors

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Olga V. Shapkina (1959), Chairman of the Management Board

Irina N. Savushkina (1968)

Olga V. Tulyupa (1970)

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Olga V. Shapkina (1959)

14) Full tradename: TeleRoss-Voronezh Closed Joint-Stock Company

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the lease-out of communication equipment.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander G. Kudryavtsev (1954), Chairman of the Board of Directors

Alexander V. Khaustovich (1949)

Natalia A. Sudareva (1958)
Andrei Ye. Patoka (1969)
Vasily M. Petrov (1956)
Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Vasily M. Petrov (1956)

15) Full tradename: Smolensk Cellular Telecommunications Closed Joint-Stock Company

Short tradename: JSC Smolensk Cellular Telecommunications

Located at 6 Oktyabrskoy Revolutsii Str., Smolensk 214000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 40 %

The share of the subsidiary's ordinary stock owned by the Issuer: 40 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the provision of AMPS-800, GSM-1800 cellular communication services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Alexander N. Chugunkov (1965)

16) Full tradename: Belgorod Cellular Network Closed Joint-Stock Company

Short tradename: Belgorod Cellular Network CJSC

Located at 3 Revolutsii Square, Belgorod 308000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 30 %

The share of the subsidiary's ordinary stock owned by the Issuer: 30 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of such a company's significance for the Issuer's operations:

- the provision of AMPS-800, GSM-1800 cellular communication services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Alexander Ye. Slepokurov (1972)

17) Full tradename: COSTARS Insurance Company of the Telecommunications Employee Labour Union, Closed Joint Stock Company

Short tradename: Costars IC CJSC

Located at 42 Leninsky Prospekt, Moscow 117119, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 28 %

The share of the subsidiary's ordinary stock owned by the Issuer: 28 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- life insurance for communications workers.

A description of such a company's significance for the Issuer's operations:

- the company works in a line other than the main line of OJSC CenterTelecom operations. Participation in its operations contributes to providing to the employees of OJSC CenterTelecom of life insurance services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Oleg S. Shedenkov (1975)
Galina V. Rysakova (1967)
Dmitry A. Ageyev (1972)
Ella M. Zhuravleva (1961)
Anatoly G. Nazeikin (1946), Chairman of the Board of Directors

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Nikolai A. Polosukhin (1951)

18) Full tradename: OJSC Rinfotels Telecommunication Company

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26 %

The share of the subsidiary's ordinary stock owned by the Issuer: 26 %

The size of the subsidiary's share in the Issuer's authorized capital: 0.001089 %
The share of the Issuer's ordinary stock owned by the subsidiary: 0.001452 %
A description of the company's main type of activity:

- the provision of data transmission services;
- the services of telematic centres;
- Internet access provision.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Serguei V. Bobylev (1961)

Igor M. Maizels (1954)

Valery P. Melkov (1945)

Yelena K. Romskaya (1957), Chairman of the Board of Directors

Mikhail A. Tulyupa (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Serguei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of **December 31, 2005.**

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %	This person's share in the authorized capital of OJSC CenterTelecom, %
Ruben A. Amaryan	0.017239	0.022986
Sergey V. Bobylev	0.000003	0000003
Anatoly Ye. Brekhov	0.043099	0.055643
Ella M. Zhuravleva	0.000820	0.001093
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0.000000
Aleksey A. Lokotkov	0.006195	0.008260
Petr N. Martyshechkin	0.001616	0.000951
Nikolai V. Mezhuyev	0.000048	0.000063
Valery P. Melkov	0.025474	0.033066
Yelena K. Romskaya	0.000514	0.000685
Andrei V. Saprykin	0.010306	0.012387
Natalia A. Sudareva	0.000442	0.000350
Olga V. Tulyupa	0.002699	0.003598
Mikhail A. Tulyupa	0.002376	0.003169
Alexander G. Udilov	0.000190	0.000051
Alexander V. Khaustovich	0.102933	0.133398
Yuri A. Chemerikin	0.003327	0.004436

Artem Yu. Shatrakov (1972)	0.000095	0.000127
Vladimir N. Shevnev	0.023227	0.028180
Vladimir I. Yurkin	0.000020	0.000027
Evgeny Iv. Savenkov	0.058008	0.074293
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.6.1. Fixed assets

Information is not provided in the quarterly report for the fourth quarter.

IV. Financial and business performance of the issuer

4.1. Results of the financial and business operations of the issuer

Information is not provided in the quarterly report for the fourth quarter.

4.2. Liquidity of the issuer, capital and circulating assets adequacy

Information is not provided in the quarterly report for the fourth quarter.

4.3. Amount and structure of the issuer's capital and current assets

4.3.1. Amount and structure of the issuer's capital and current assets

The information about amount and structure of the Issuer's capital and current assets for the reporting quarter is not provided because the date of the accounting report issue for the corresponding reporting period (Q4 2005) hasn't come.

Current assets financing sources are primarily revenues form the core activities and short-term bank credits.

Factors which can cause alterations in the policy of current assets financing:

- change of receivables level, resources level, turn-round rate of current assets;
- changes connected with amount of banking interest rates;
- change of market prices level on production supplies and other types of material assets;
- change of price level on services rendered by the Issuer.

Estimated probability of their occurrence:

- Issuer's policy on assets management in the part of receivables and resources is directed to reduction of their level and turn-round period. Negative influence of this factor on the practice of current assets financing is improbable;
- Banking credits value and refinance rate of the Central Bank of the Russian Federation tend to decrease. Negative influence of this factor on the practice of current assets financing is improbable;

- Prices on material assets used by the Issuer in business process are not subject to acute market fluctuations. Negative influence of this factor on the practice of current assets financing is improbable;
- Issuer's market strategy is directed to expansion of its activity in the sectors with unregulated prices and rates. Negative influence of this factor on the practice of current assets financing is improbable.

4.3.2. Financial investments of the issuer

Information is not provided in the quarterly report for the fourth quarter.

4.3.3. Intangible assets of the issuer

Information is not provided in the quarterly report for the fourth quarter.

4.4. Information on the Issuer's Policy and Expenses in the Area of Scientific and Technical Development, with Regard to Licences and Patents, New Developments and Research.

OJSC CenterTelecom performs work on patenting the following subjects of intellectual property:

- "Areaway of underground low-channel communication building" (invention). Ensures technological and economical effectiveness of construction and repair.
- "Method of automatic design and technical record of telecommunication network buildings" (invention). Reduces labour content of design and technical record of communication buildings which increasing project information content and confidence.
- "Planning map of designing and technical recording lines of underground communication network building" (industrial model);
- "Planning map of designing and technical recording earth works while constructing and reconstructing telecommunication network buildings" (industrial model);
- "Planning map of designing and technical recording air line of telecommunication network" (industrial model);
- "Planning map of designing and technical recording domestic telephone network" (industrial model).

Besides, OJSC CenterTelecom registers:

- trademarks "Strint" (for promoting Internet based on ADSL technology) - materials on Company's application are under examination of declared description.

The decision (dated 16.12.2005) to issue patent for "Your Internet style" trademark to OJSC "CenterTelecom" was made.

OJSC CenterTelecom has:

1. Certificate on trademark dated 11.03.2001 No. 200257. The trademark is used for differentiation of goods, works performed and services rendered. Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting with October 16, 2000.
2. Patent for invention dated 10.09.2004 No. 2231125 *Device for alarm message signal transmission on blocked digital communication channels.*
3. Patent for invention dated 10.11.2005 № 2264042 *Network for broadcasting.*
4. Patent for useful model dated 27.03.2005 No. 44693 *Areaway of underground low-channel communication building.*
5. Certificate on official registration of database *Subscribers of telephone network of OJSC CenterTelecom Tula Branch* dated 27.10.2004 No. 2004620254.

6. Certificate on official registration of computer programme *Unified Payment Card System* dated 07.04.2005 No. 2005610821.
7. Certificate on official registration of computer programme *General Document Flow* dated 07.04.2005 No. 2005610822.
8. Certificate on official registration of computer programme *Human Resources Management* dated 07.04.2005 No. 2005610823.
9. Patent for useful model dated 10.03.2002 No. 22253 Manual *Face to Face with Client* for training personnel on work with clients in organizations rendering services to legal entities and individuals.
10. Certificate on trademark dated 10.04.1997 No. 151455. Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting from 30.09.1996.

Term of patents, registration of trademarks (service marks) is determined according to the current legislation. Validity of patents, registration of trademarks (service marks) can be extended according to the established procedure.

Issuer's expenditures for performing scientific and technological activities will be provided after the issue of the annual accounting report for 2005.

4.5. An Analysis of Development Trends in the Area of the Issuer's Main Operations

In the Central Federal District, the macroeconomic situation remains favourable as compared with other regions of the Russian Federation. However, the development of the economy of the Central Federal District is affected by the slackening rates of economy growth (in particular, the reducing rates of GDP growth and accelerated inflation growth) that are common for Russia.

In his report «Telecommunication industry in 2005: preliminary results» L. Reiman underlined high development performance of the industry. In 2000 ints contribution into the national GDP was a little higher than 3%, in 2005 it exceeded 5%. The scope telecommunication services provided in 2005 increased by 31%. The profits growth is resulted not from the tariffs increased but due to extension of the subscriber base and development of networks and services.

According to a forecast by Cominfo Consulting, the total amount of the Russian telecommunication services market will, by 2006, have grown 2.6-times (as compared with 2002) amounting to over 550 bln rubles. The market for documentary telecommunications will be up 5-times due to the growth of the market for Internet access and new types of services, i. e. IP-telephony, VPN and others.

Over the last several years, a regular trend of redistributing a share of earnings from various types of communication services in favour of non-traditional services, mainly those of mobile communications, has been observed. The Central Federal District is no exception.

Earnings from communication services have a positive trend of growth over the industry in general.

Based on the results of JSC CenterTelecom operations in Q4, growth in the number of main phone sets was 64 147. The growth in earnings from communication services in Q4 2005 as compared with Q4 2004 is 107 %.

In future, the principal negative effect should be expected from the aggravation of the competitive situation, and especially on the part of mobile operators.

The probability of mobile operators' providing strong competition is very high, as they are actively making their way to all regional markets and expanding the range of provided services.

In future, in order to reduce the negative effect of the factors and conditions influencing the Issuer's operations, main competitive advantages are planned to be used. However, it should be noted that JSC CenterTelecom takes due account of the possible negative consequences of the said risks and makes efforts to overcome those.

National operators are the main competitors of JSC CenterTelecom. Their aggregate share, depending on the region and services type, varies from 1 to 18 %. Comincom company is successful in promoting itself in the market of the Black Earth Region (Chernozemye), and JSC Central Telegraph

in that of the Moscow Region.

Corporate operators are just as dangerous. Their share is substantial on the market for long-distance communications and Internet access, and their presence in the local-telephony segment is limited. These operators actively penetrate into the most attractive market segments. TransTeleCom is a particularly active corporate operator.

As for companies providing cellular communication services, they invade other segments of the communication services market, for instance, Internet access services.

Local operators as such are no competitors to interregional companies, since their operations are limited to individual territories; they, however, are promising partners for national and corporate operators and often provide formidable competition to the regional branches of JSC CenterTelecom in strategically important markets. IP-operators who provide formidable competition on the market for long-distance communications and Internet access deserve a separate note.

The values of the shares taken, in the Issuer's opinion, by it and by its competitors, in per cent, over the **5 last completed financial years are as follows.**

Company Name	Market share, 2002, %	Market share, 2003, %	Market share, 2004, %	Market share, 2005, %
CenterTelecom	73%	64%	62%	55%
Equant	1%	1.2%	1.3%	1%
Golden Telecom	3%	3.6%	5%*	5.7%
TransTeleCom	1.4%	2.4%	2.8%	3%
Comincom	0.2%	0.4%	-	-
Corbina	-	-	-	0.2%

Source: CominfoConsulting

* In assessing the market share of GoldenTelecom in 2004, its merge with Comincom was taken into account.

the information is provided starting with 2002, as OJSC «CenterTelecom» was established in 2002. It is impossible to present information on the volume of services sale due to lack of data.

<u>The list of the factors of the Issuer's competitiveness:</u>

- branched network infrastructure;
- high quality of servicing in spite of customer base growth.

<u>The extent of the impact of those, in the Issuer's opinion, on the competitiveness of turned-out products (works, services) is as follows:</u>

- the branched infrastructure enables providing a full range of services, including those involving the use of high-tech solutions, which increases the company's competitiveness;
- the high quality of servicing provides the company with a positive image and helps to attract new customers.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies

The General Meeting of Shareholders is the Company's highest management body.

According to the Charter of the Company (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company

Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
4) election of members of the Board of Directors, to be conducted by cumulative voting;
5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
8) increase of the Company's charter capital by placement of additional common (ordinary) shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;
11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the

last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;
23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.
The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;
6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) approval of internal document which defines the procedures of the internal control of financial and economic activities of the Company;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; approval of the organizational chart of the Company including key functions;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) defining the key principles of the organizational structure of the Company;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;
24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;
28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;
30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Corporate Secretary and the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;
35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters related to the competence of general meetings of commercial organizations paticipants in which the Company is the sole participant having voting right at the general meeting of the participants;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal documents (document) defining the rules and approaches for

disclosure of information about the Company, procedure of usage of the information about the Company's activities, securities of the Company and deals related to them which is not a public data;

39) approval of the Code of Corporate Conduct of the Company, making amendments and additions thereto;
40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;
42) approval of risks management procedure of the Company.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 of Clause 14.4 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting shares of the Company taking part in the general meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed in Clause 14.6 hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

The General Director and Management Board manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the chief executive officer managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall act on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the

authority of the Company's General Director and terminating the agreement with him.

The Management Board is the principal executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;
2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);
3) determination of the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organizational and technical support of the activities of the Company's bodies;
7) determination of the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determination of accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;
9) determination of the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determination of security policies for the Company and its branch offices;
11) determination of the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determination of the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;
18) approval of the organizational chart of the Company including job descriptions/key functions.

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to the members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

Information about the corporate governance code or similar document:

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of JSC CenterTelecom developed giving consideration to comment and proposals of expert organizations – the Russian Institute of Directors, Association of Independent Directors, International Financial Corporation (IFC).

In a study conducted jointly by Expert rating agency and the Russian Institute of Directors the Company's Code was named the best among all codes of corporate governance (corporate conduct) of Russian companies (numbered over 60) both with regard of its quality and full compliance with the provisions of the Code of FCSM of Russia.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at http://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - for review by investors and shareholders.

In the reporting quarter there were no changes introduced in the Charter internal documents regulating activities of the issuer's management bodies.

Web-site address, where the current edition of the Company's Charter is available:

The Charter and internal documents regulating functioning of the bodies of OJSC CenterTelecom are posted at the Company's website for review by shareholders and investors.:

Charter of OJSC «CenterTelecom» - ***http://www.centertelecom.ru/ru/investor/internaldocs/ustav/***

Internal documents - ***http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/***

5.2. Information on individuals – members of the governing bodies of the issuer

Board of Directors

Chairman of the Board of Directors
Mr. Valery N. Yashin
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years:

Period: *2000-2002*
Organization: *OJSC Peterburgskaya Telefonnaya Set' (OJSC North-Western Telecom as of* 2001*)*
Position: *member of the Board of Directors*

Period: *2000*
Organization: *OJSC Saint-Petersburg International and Long-Distance Telephone Service*
Position: *Member of the Supervisory Board*

Period: *2000 - 2002*
Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2000 - 2003*
Organization: *Closed JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Closed JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Non-government Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *2000- up to now*
Organization: *OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2000 – up to now*
Organization: *Open Joint-Stock Company Elektrosvyaz of the Moscow region (OJSC CenterTelecom as of 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Open JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2002 – up to now*
Organization: *OJSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Interest in the legal (charter) capital of the issuer: *0.012738%*
Percentage of the ordinary shares of the issuer: *0.001901%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies:
no information available to the Company.

Members of the Board of Directors
1) *Mr. Ruben A. Amaryan*
Born in: *1949*
Education: *Higher*
Degree in Science: *Doctor of Science in Technology*
Academic rank: *full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology*

Positions held over the past five years:
Period: *2000*
Organization: *Open Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department of "Service"*

Period: *2002 - 2004*
Organization: *Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2004*
Organization: *Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Science and Technology Center COMSET*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2000 – up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *General Director, Chairman of the Management Board*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Deputy Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Member of the Partnership Board*

Interest in the legal (charter) capital of the issuer: *0.017239%*
Percentage of the ordinary shares of the issuer: *0.022986%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

2) ***Mr. Boris Dm. Antonyuk***
Born in: *1949*
Education: ***Higher***

Positions held over the past five years:
Period: *2000 - 2002*
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: *2002 - 2004*
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004 – up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2003 - up to now***
Organization: ***OJSC Moscow Long-Disctance Telephone Exchange 9***
Position: ***Member of the Board of Directors***
Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Moscow Metropolitan telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Uralsvyazinform***
Position: ***Member of the Board of Directors***

Доля в уставном капитале эмитента: ***доли не имеет***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

3) ***Mr. Andrei V. Beskorovayny***
Born in: ***1958***
Education: ***higher***

Positions held over the past five years:

Period: ***2000***
Organization: ***Closed Joint-Stock Company «North-Western GSM». (Saint-Petersburg)***
Position: ***Deputy General Director.***

Period: ***2001-2004***
Organization: ***Federal State Unitary Enterprise «Main Radiofrequency Center»***
Position: ***First Deputy Director, Director***

Period: ***2004 –2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2004-2005***
Organization: ***Federal Agency for Communication***
Position: ***Deputy Head, Head of the agency.***

Period: ***2005-up to now***
Organization: ***Federal Agency for Communication***
Position: ***Head of the agency***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

4) *Mr. Alexander P. Gribov*
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Senior Expert***

Period: ***2001 - 2002***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Consultant***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit on Representation in Joint-Stock Companies***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2004***
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory

bodies: ***no information available to the Company.***

5) *Mr. Valery V. Degtyarev*
Born in: ***1957***
Education: ***higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Closed joint-Stock Company «Metrocom»***
Position: ***Director of Marketing and Development Unit***

Period: ***2000***
Organization: ***Closed Joint-Stock Company «Komkor-TV»***
Position: ***First Deputy General Director***

Period: ***2000-2001***
Organization: ***«DTS» Limited Liability Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***Closed Joint-Stock Company «TransTeleCom Company»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Tetrasvyaz»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Closed Joint-Stock Company «Radiotel»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Rostelocom»***
Position: ***Member of the Board of Directors***

Period: ***2004 up to now***
Organization: ***Open Joint-Stock Comapny «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

6) ***Mr. Alexander N. Kiselev***
Born in: ***1962***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2002***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004-2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Director of department on State policy for Electric Communication and Mail Service***

Period: ***2004- up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Aide to Minister***

Period: ***2001- up to now***
Organization: ***Open Joint-Stock Company «AKB Svyaz-Bank»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «MGTS»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

7) ***Mr. Sergei I. Kuznetsov***
Born in: ***1953***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2001***
Organization: ***Closed Joint-Stock Company «PeterStar»***
Position: ***General Director***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***General Director, Chairman of the Management Board***

Period: ***2001-2003***
Organization: ***Non-governmental Pension Fund «Rostelecom-Garantya»***
Position: ***Member of the Board of the Fund***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Member of the Management Board***

Period: ***2001-2004***
Organization: ***Closed Joint-Stock Company «Global star-Satellite telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2001-2004***
Organization: ***Open Joint-Stock Company «RTComm.RU»***
Position: ***Member of the Board of Directors***

Period: ***2001-2004***
Organization: ***Closed Joint-Stock Company «Telmos»***
Position: ***Member of the Board of Directors***

Period: ***2002-2003***
Organization: ***Closed Joint-Stock Company «Interfax-Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2002-2004***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: *2003-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2004-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy General Director*

Period: *2004- up to now.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Far-Eastern Company of Electric Communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central telegraph»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

8) *Mr. Ivan N. Mazalov*
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2003***
Organization: ***Open Joint-Stock Company «Financial broker «Troika-Dialog»***
Position: ***Senior Consultant of Corporate Securities Division under the Analityc Department***

Period: ***2003- up to now.***
Organization: ***Moscow representative office of «Prosperity Capital Management Ltd»***
Position: ***Portfolio Manager***

Period: ***2005- - up to now.***
Organization: ***Open Joint-Stock Company «Smolensk Power Generating Company»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Smolensk State Regional Electric Power Station»***
Position: ***Member of the Board of Directors***

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Smolenskenergosbyt»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

9) ***Mr. Dmitry A. Milovantsev***
Born in: *1971*
Education: ***Higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Bank for Reconstruction and Development of Saint-Petersburg***
Position: ***Director on Development of Investment and Bank Services***

Period: ***2000-2000***
Organization: ***Russian Joint-Stock Company «Unified Energy System of Russia»***
Position: ***Head of Corporate Financing Department of Treasury***

Period: ***2000-2002***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Informatization***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: ***2004-2004***
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2004-up to now***
Organization: ***Ministry of Information technologies and Communication of the Russian Federation***
Position: ***Deputy Minister***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through

exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

10) *Mr. Grigory M. Finger*
Born in: ***1966***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2003***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Executive Director***

Period: ***2000–2001***
Organization: ***Open Joint-Stock Company "Plastik"***
Position: ***Member of the Board of Directors***

Period: ***2000-2003***
Organization: ***Open Joint-Stock Company Trade House GUM***
Position: ***Member of the Board of Directors***

Period: ***2003-2004***
Organization: ***Open Joint-Stock Company Aeroflot***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2004.***
Organization: ***Open Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2001- 2005.***
Organization: ***Open Joint-Stock Company Grindstone Plant Ilyich***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2002- up to now.***
Organization: ***Open Joint-Stock Company Polimerbyt***
Position: ***Member of the Board of Directors***

Period: ***2000 – 2003.***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***

Position: *Member of the Board of Directors*

Period: *2003 – 2004*
Organization: *Open Joint-Stock Company Aeroflot*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director:

Ruben A. Amaryan acted as General Director of OJSC «CenterTelecom» in the reporting quarter.

On January 25, 2006 by the Decision of the Board of Directors of OJSC «CenterTelecom» (Minutes №15 dated 25.01.2006) Sergei V. Pridantsev was appointed General Director of OJSC «CenterTelecom».

Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:

Period: ***2000 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2004***
Organization: ***Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003***

Closed JSC CenterTelecomService of Moscow region)
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2004***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: ***Chairman of the Board of Directors***

Period: ***2003 - 2004***
Organization: *Closed Joint-Stock Company Science and Technology Center COMSET*
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Russian Telecommunications Network***
Position: ***Deputy Chairman of the Board of Directors***

Period: ***2004 - up to now***
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Member of the Partnership Board*

Interest in the legal (charter) capital of the issuer: ***0.017239%***
Percentage of the ordinary shares of the issuer: ***0.022986%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Chairman of the Management Board: *Ruben A. Amaryan*

Members of the Management Board:
1) ***Mr. Aleksei A. Lokotkov***
Born in: ***1950***
Education: ***Higher***

Academic degree: *Candidate of Technical Sciences*

Positions held over the past five years:

Period: *2000 – 2003*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 – Open Joint-Stock Company Elektrosvyaz of Moscow region)*
Position: *First Deputy General Director*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Yaroslavskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Ivanovskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *First Deputy General Director - Financial Director*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Tver Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company MOTECO (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company*
Position: *Member of the Audit Commission*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.006195%*
Percentage of the ordinary shares of the issuer: *0.008260%*
Number of the issuer's shares in each category that may be purchased by this individual through

exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

2) ***Mr. Maksim A. Pegasov***
Born in: ***1966***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000-2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Prospective Development Department***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Deputy General Director***

Period: ***2002-2002***
Organization: ***OJSC Elektrosvyaz of Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Technical Director***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company MOTECO (as of 2003 Closed Joint-Stock Company CenterTelecomService of Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - 2005***

Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - 2004*
Organization: *Open Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService of Moscow region*
Position: *Member of the Management Board*

Period: *2004 - 2005*
Organization: *Closed Joint-Stock Company Telecom of Ryazan region*
Position: *Member of the Board of Directors*

Period: *2004 - 2004*
Organization: *Closed Joint-Stock Company Kaluga Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company AEROCOM*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000318%*
Percentage of the ordinary shares of the issuer: *0.000425%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

3) *Ms. Elena V. Zabuzova*
Born in: *1950*
Education: *Higher*

Positions for the last 5 years:

Period: *2001 – 2003*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Deputy Director of Economic Planning and Budgeting Department*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Director of Economic Planning and Budgeting Department*

Period: *2002-2002*
Organization: *Open Joint-Stock Company «Smolensksvyazinform»*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Company «SouthernTelecommunications Company»*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company «Electrosvyaz» of the Rostov region*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company «SibirTelecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company «Moscow Metropolitan Telephone Network»*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Closed Joint-Stock Company «RusLeasingSvyaz»*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Closed Joint-Stock Company «RusLeasingSvyaz»*
Position: *Chairman of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company «SouthernTelecommunications Company»*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Management Board*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company «North-West Telecom»*
Position: *Chairman of the Audit Committee*

Period: *2005 – up to now*

Organization: *Open Joint-Stock Company «UralSvyazinform»*
Position: *Member of the Audit Committee*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

4) *Ms. Ella M. Zhuravleva*
Born in: *1961*
Education: *Higher*
Degree in Science: ***PhD in Technical Sciences***

Positions held over the past five years:

Period: *2000 - 2003*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 OJSC Elektrosvyaz of Moscow region)*
Position: *Deputy General Director, Head of Personnel Department*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Director for Personnel*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2003 – up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2004 – 2005*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Closed Joint-Stock Company «Kostars»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000820%*
Percentage of the ordinary shares of the issuer: *0.001093%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

5) ***Ms. Raisa P. Konstantinova***
Born in: ***1954***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***OJSC Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

6) ***Mr. Sergey V. Pridantsev***
Born in: ***1967***
Education: ***Higher***

Positions held over the past five years:
Period: ***1998 - 2003***
Organization: ***Closed Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: *2002 - 2003*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: *2003 - 2005*
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: *2003 - 2004*
Organization: ***Closed Joint-Stock Company MOTECO (as of 2003 Closed JSC CenterTelecomService of Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Russian Telecommunication Network***
Position: ***Member of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemye***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

7) *Mr. Valery P. Sychev*
Born in: ***1947***
Education: ***Higher***
Academic rank: ***Assistant Professor***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Deputy General Director – Head of Security Department***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Head of Security Department***

Period: ***2002 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director for Security and Confidentiality Enforcement***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Smolensksvyazinform***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person – member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

8) *Ms. Tatyana N. Sotskova*
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Ministry of Power Engineering of the Russian Federation***
Position: ***Chief of Legal Department***

Period: *2001 - 2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Chief of Legal Department*

Period: *2003 - up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Director of Legal Department*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Audit Commission*

Period: *2003 - up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

9) *Mr. Victor D. Savchenko*
Born in: *1960*
Education: *Higher*

Positions held over the past five years:

Period: *2000 – up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Director of Legal Department*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company «Khantymansiyskokrtelecom»*
Position: *Member of the Board of Directors*

Period: *2003 – 2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2003 - 2005*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2004 – 2005*
Organization: ***Closed Joint-Stock Company «South-Urals Cellular Phone»***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company "Central Telegraph»***
Position: ***Member of the Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Member of the Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

10) ***Mr. Nikolay V. Mezhuev***
Born in: ***1962***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Closed JSC CenterTelecomService of Moscow region)***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company Elektrosvyaz of Orel region***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of OJSC CenterTelecom***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 – OJSC Elektrosvyaz of Moscow region)***
Position: ***Member of the Management Board***

Period: *2003 - 2005*
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Commercial Stock Bank LINK-Bank***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Fiscal period - 2005 (RUR)*
Salary	2 938 869.00
Bonuses	1 717 737.00
Remuneration	11 378 930.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total:	16 035 536.00

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as:

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;

- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.

***Remuneration paid to members of the Management Board*:**

Description	*Fiscal period - 2005 (RUR)*
Salary	16 533 575.00
Bonuses	8 240 878.00
Remuneration	4 514 457.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total:	29 288 910.00

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.»

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

- - verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the

Company conducts its financial and economic activity;

- assessing the economic feasibility of the Company's financial and economic operations.

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 9 employees. Директор The Director of the Internal Audit Department is Ms. L. Dyliaeva. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units are set up in 14 subsidiaries directly reporting to the subsidiary's director.

The department of internal audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

Schedule of work of the department approved by the Board of Directors on February 28, 2005 (Minutes #23).

During 2005 there were four integrated checks of financial and business activities and

operational and technical activities of the Moscow, Smolensk, Orel and Tula subsidiaries of the Company and one audit check of financial and business activities of the Kaluga subsidiary. Experts of the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural units (Naro-Fominsk and Dmitrov Communication Nodes), Tambov subsidiary (Morshansk Node), and special checks of the Moscow subsidiary structural divisions (Logistical Support Service and Mytishchi Node).

The program of checks of subsidiaries includes all types of activities.

While forming the program for integrated checks of the subsidiaries the recommendations of the Board of Directors related to primary lines of checks were taken into consideration.

The following employees take part in the checks: experts of the Internal Audit Department, experts of internal audit units in subsidiaries, experts of the General Directorate and the Company subsidiaries.

The department controls the activities of the Company subsidiaries.

During 2005 experts of the Internal Audit Department developed guidelines regulating the procedures of checks conducting, forms of reports for internal audit units of the subsidiaries and instructions on their fulfillment.

Internal Audit Department develops suggestions on elimination of breaches and reduction of risks found during checks, conducts permanent monitoring of their execution, assesses effectiveness of the control procedures.

The Department employees are the members of the inventory commissions, Budget and Investment Committee, Program Control Center.

The department takes part in the development of the master-plan of the Company's Corporate Restructuring Program, Master-system based on Oracle E-Business Suite ERP.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in February and October of 2005. During the year the department was preparing materials and reporting to the Audit Committee and the Board of Directors.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

The internal document establishing rules for prevention of insider information usage was adopted by the Order of General Director of OJSC "CenterTelecom" № 322 dated July 6, 2001: ***Regulations on ensuring protection of proprietory and confidential information in OJSC «CenterTelecom».***

This document is available at the following web site:

http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Control and internal audit commission

1) Mr. K. Belyaev

Born in: ***1968***

Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***

Organization: ***Open Joint-Stock Company Artelecom***

Position: ***Chief Accountant***

Period: ***2002 - 2002***

Organization: ***Open Joint-Stock Company Yartelecom***

Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Artelecom*
Position: *member of the Board of Directors*

Period: *2003 – 2003*
Organization: *Open Joint-Stock Company Inter-regional Bank for Development of Telecommunications and Informatics*
Position: *member of the Board of Directors*

Period: *2001 – 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Chief Accountant*

Period: *2002 – 2005*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Chairman of the Audit Commission*

Period: *2002 – 2005*
Organization: *Open Joint-Stock Company North-Western Telecom*
Position: *Member of the Audit Commission*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Member of the Audit Commission*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company VolgaTelecom*
Position: *Chairman of the Audit Commission*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company Far-Eastern Telecommunications Company*
Position: *Chairman of the Audit Commission*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of Management Board*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *2005 – up to now*

Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Member of Management Board*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company North-Western Telecom*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Audit Commission*

Period: *2005- up to now*
Organization: *Opene Joint-Stock Company «VolgaTelecom»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company "Interregional Commercial Bank for Development of Communication and Informatics"*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position: *Chairman of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

2) **Ms. Svetlana N. Bocharova**
Born in: *1970*
Education: *Higher*

Positions held over the past five years:
Period: *2000 –2001*
Organization: *Non-Governmental Non-Profit Education Institution "Institute of Journalism and Literature"*
Position: *Senior Lecturer*

Period: *2001 –2003*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Legal Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Accounting Department***

Period: ***2002 – 2003***
Organization: ***Open Joint-Stock Company "Electrosvyaz " of the Republic of Buryatiya***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***2005 - up to now***
Organization: ***Closed Joit-Stock Company "Penza Mobile"***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Information Technologies of Communication"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

3) **Ms. Valintina F. Veremyanina**
Born in: *1966*
Education: Higher

Positions held over the past five years:
Period: ***2000-2003***
Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***
Position: ***Legal Adviser***

Period: *2003-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Deputy Head of Legal Division*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Head of Legal Division*

Period: *2005-2005*
Organization: *Open Joint-Stock Company «Svyazintek»*
Position: *Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Legal Department*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company.*

4) **Mr. Yaroslav Y. Murashkin**
Born in: *1978*
Education: *Higher*

Positions held over the past five years:
Period: *2000 -2002*
Organization: *Joint-Stock Commercial Bank "Sossibinterbank"branch office «Petrovsky»*
Position: *Chief Economist of Corporate Clients Relations Department*

Period: *2002 -2003*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Chief Specialist of Economic Policy Department*

Period: *2003 – up to now.*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Chief Specialist of Economic Planning and Budgeting Department***

Period: *2005 – up to now*
Organization: ***Closed Joint-Stock Company "WestBaltTelecom"***
Position: ***Member of the Audit Commission***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5) **Ms. Oxana V. Petrova**
Born in: *1973*
Education: ***Higher***

Positions held over the past five years:

Period: *2000 - 2002*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Specialist of Methodology and Information Division under Corporate Governance Department***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Kostroma region***
Position: ***Member of the board of Directors***

Period: *2000 - 2002*
Organization: ***Open Joint-Stock Company "Chelyabinsksvyazinform"***
Position: ***Member of the board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Tver region***
Position: ***Member of the board of Directors***

Period: *2000 – 2005*

Organization: *Open Joint-Stock Company "Electrosvyaz" Moscow region (since 2001 - Open Joint-Stock Company "Central Telecommunication Company")*
Position: *Member of the board of Directors*

Period: *2004 – 2005*
Organization: *Open Joint-Stock Company "North-Western Telecom»*
Должность: *Member of the board of Directors*

Period: *2002 - up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: ***Deputy Head of Methodology and Information Division under Corporate Governance Department***

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

6) **Mr. Ilya V. Ponomaryev**
Born in: *1970*
Education: ***Higher***

Positions held over the past five years:
Period: *2000-2001*
Organization: *Closed Joint-Stock company "Investment House «Stena»"*
Position: *Head of Division*

Period: *2001-2002*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Division under Economic and Tariff Policy Department*

Period: *2003- 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Economic Planning and Budgeting Department*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*

Position: ***Deputy Head of Economic Planning and Budgeting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Sibirtelecom "***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

7) **Ms. Svetlana P. Sinadskaya**
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000- 2001***
Organization: ***Investment Bank Group «Gamma Group»***
Position: ***Consultant***

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic and Tariff Policy Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of

the issuer: ***no information available to the Company.***

Internal Audit Department

Ms. Lyudmila Y. Dylyaeva
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Chief of Audit, Head of Accounting Department***

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy Head of Accounting Procedures Unit, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Fiscal period - 2005 (RUR)*
Salary	823 718.00
Bonuses	334 546.00
Remuneration	4 380 000.00

Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	5 538 264.00

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.

***Remunerations paid to employees of the Internal Audit Department*:**

Description	*Fiscal period - 2005 (RUR)*
Salary	3 658 636.00
Bonuses	1 333 166.00
Remuneration	0
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	4 991 802.00

5.7. Workforce and general information on the issuer's employees and workforce variations

No information for the fourth quarter shall be provided.

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **27 256**
of which nominal holders of the issuer's shares - **32**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi*
Abbreviated name: *OJSC Svyazinvest*
INN: *7710158355*
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: ***38.02%***
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:
a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1 share***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1 share***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

б) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1 share***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1 share***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

c) Name of the shareholder: ***Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % -2 shares***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % -2 shares***
Interest in the legal (charter) capital of the issuer: ***7.19%***
Percentage of ordinary shares: ***9.59%***

2) Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
INN: ***7704097841***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: ***7.19%***
Percentage of ordinary shares: ***9.59%***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:
no such persons

3) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 (495) 956-09-99* Fax: *+7 (495) 232-68-04*
e-mail: dcc@dc.ru
License of a professional participant in the securities market:
Number: ***177-06236-000100***
Issue date: ***October 09, 2002***

Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: *73 056 309*

4) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***
Abbreviated name: ***ZAO «CITYBANK»***
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 (495)725-67-36* Fax: *+ 7 (495)251-46-58*
e-mail: ***no information is available***
License of a professional participant in the securities market:
Number:***177-02719-000100***
Issue date: ***November 1, 2000***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***106 284 794***
5) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: *+7 (495) 258-52-00* Fax: *+7 (495) 725-41-70*
e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:
Number:***177-04885-000100***
Issue date: ***March 13, 2001***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***110 596 183***

6) ***(nominal holder)***
Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***
Abbreviated name: ***ING Bank (EURASIA)***
Address: ***36 Krasnoproletarskaya, Moscow, 127473***
Tel.: *+7 (495)755-54-00* Fax: *+7 (495)755-54-99*
e-mail: *Natalia.Sidorova@ingbank.com*
License of a professional participant in the securities market:
Number:***177-03728-000100***
Issue date: ***December 7, 2000***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***110 555 761***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	full name (for a legal entity – for-profit organization) or name (full name of the organization for a legal entity – not-for-profit organization), or first name and	Location	interest in the charter (contributed) capital of the

	surname (for an individual), managing the government/municipal stake on behalf of the Russian Federation, constituent entity of the RF or municipality, who performs the functions of a member (shareholder) of the issuer		issuer
1	Specialized state body established by the government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
2	State organization Federal Post Service of Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.004040 %
3	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.000106 %
4	The Kaluga Region represented by the Ministry of the Economic Development of Kaluga region	64 Lunacharskogo Street, Kaluga, 248600, Russia	0.000011 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

According to item 8.12 of the Company's Charter:

"In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from the date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market: "based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units)".

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund)	percentage of the issuer ordinary shares owned by the said person

		of the issuer	
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004***			

1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.10 %	2.15 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005***			
1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals)

The number of transactions concluded by the issuer where self-interest existed: ***9 (nine).***
Total value of the closed related party deals: ***1 079 389 391.12 rubles***.
All transactions were approved by the Board of Directors.
There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets as defined according to its financial statements on the last reporting date before closing the deal.
There were no related party transactions (several related transactions) conducted without an approval given by the Board of Directors (Supervisory Board) or by the general meeting of shareholders, ahen such approval was obligatory in accordance with the legislation of the Russian Federation.

6.7. Accounts receivable

No information for the fourth quarter shall be provided.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

Annual financial statements of the Issuer for the last completed fiscal year (2005) is to be included in the quarterly report for the first quarter of 2006.

7.2. Quarterly financial statements of the issuer for the last ended reporting quarter

No information for the fourth quarter shall be provided.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

Consolidated account books are not kept, for this is not required by OJSC Svyazinvest – principal shareholder.

7.4. Information about the accounting policy of the Issuer

No changes to the Company's accounting policy were made in the reporting quarter.

7.5. Total value of export and export share in the total sales volume

No information for the fourth quarter shall be provided.

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended

Information about the total value of the Issuer's real estate and amount of accumulated depreciation will be provided after the issue of the Annual Accounting Report for 2005.

Data on the real estate valuated by an independent valuer in the period from January 1, 2005 to January 1, 2006.

The valuated real estate which undergone no changes:

№	Facility name	Valuation date (day/ month/year)	Assessed value (thousand rubles)
1	Automatic exchange building	14.02.05	266.00
2	Garage building	14.02.05	21.30
3	Automatic exchange building	02.02.05	192.80
4	Garage building	02.02.05	19.50
5	2-box garage building	02.02.05	16.80
6	Extension building to communication section	02.02.05	31.10
7	Shed-and-warehouse building	02.02.05	34.20
8	Power base building	02.02.05	16.30
9	Land plot	20.04.05	25.60
10	Administrative building	16.02.05	278.70
11	Automatic exchange building	28.02.05	90.00
12	Land plot	28.02.05	11.80
13	Utility building	01.03.05	216.60
14	Administrative building	01.03.05	1 963.40
15	Production workshop building	01.03.05	2 738.50
16	Sawmill building	01.03.05	77.20
17	Garage building	01.03.05	757.00
18	Warehouse building	01.03.05	930.10
19	Land plot	01.03.05	2 317.80
20	Three-room flat	02.06.05	643.80
21	One-room flat	02.06.05	302.00
22	One-room flat	02.06.05	330.00
23	Non-residential building quarters on th 1st and 2nd floors of 3-storyed administrative building	21.06.05	18 071.19
24	Flat	22.06.05	794.10
25	Land plot, 304 sq. m (long-term lease for 5 years)	24.01.05	22.00
26	Power base	02.02.05	30.20
27	Building of phone and telegraph office	30.05.05	218.00
28	Diesel building	30.05.05	32.00
29	Operations base	01.03.05	2 151.00
30	Radio center building	19.08.05	5 636.00
31	Public call office building	19.10.05	53220.00
32	Linear technical station building	19.10.05	43352.00

33	Three-room flat in dwelling house	26.10.05	126521.00
34	Garage, warehouse building	21.04.05	99.00
35	Garage building (litera V)	14.04.05	347.00
36	Garage building (litera E)	14.04.05	152.00
37	Boilerhouse with backrooms	14.04.05	236.00
38	Gatehouse on the territory of the Altai-3M complex	14.04.05	133.00
39	Kindergarten building	10.06.05	13 543.00
40	Building of hostel	10.06.05	10 649.00
41	Garage building (litera V)	05.04.05	1 345.00
42	Garage building (litera D)	05.04.05	380.37
43	Extension building (under construction) to an exchange	05.04.05	597.00
44	Fitters' house	19.05.2005 revaluation 23.12.05	39.00 40.30
45	Garage	19.05.2005 revaluation 23.12.05	277 311.5
46	Warehouse	19.05.2005 revaluation 23.12.05	56 61.30
47	Stable	19.05.2005 revaluation 23.12.05	11 14,5
48	Office	19.05.2005 revaluation 23.12.05	45 50.0
49	Two-room flat	25.01.05	350.00
50	1/3 of shop building	25.05.05	17.00
51	Radio center building	11.08.05	81.49
52	Radio center building	31.08.05	36.50
53	Former building of operatios engeenering communications department	15.06.05	68.00
54	Former building of communication node	04.10.05	40.00
55	Part of the worksop	04.10.05	204.00
56	Part of the worksop	04.10.05	306.00
57	Warehouse building	10.08.05	122.8
58	Garage building	10.08.05	248.2
59	Fitters' house, litera A,a	24.10.05	45.00
60	Garage, litera G	24.10.05	82.00
61	Warehouse, litera G1	24.10.05	19.50
62	Non-residential building (garage), litera B	28.11.05	53.00
63	Flat	13.12.05	630.00
64	Part of administrative building (10002)	04.10.05	1436.60
65	Building of operatios engeenering communications department -Hostel (100007)	10.03.05	92.50
66	Three-room flat	27.09.05	1762.90
67	Administrative building	27.09.05	995.20
68	Production building	14.12.05	60.80
69	Production building	14.12.05	40.60

The Real Estate Valuated and Disposed of as a Result of Valuation:

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date (thousand rubles)		
				Balance-sheet value	Depreciated value	Assessed value
1	Building with an attic	22.03.05	06.06.05	157.00	1300	95.00
2	Panel house	23.03.05	06.06.05	42.00	0.00	8.00
3	Timber house	23.03.05	06.06.05	133.00	74.00	98.00
4	Panel house	23.03.05	06.06.05	105.00	13.00	6.00
5	Fisherman's house	23.03.05	06.06.05	124.00	93.00	74.00
6	Non-residential premises - radio centre	18.05.05	30.06.05	77.20	0.00	269.00
7	Standalone building	15.03.05	23.06.05	46.50	27.30	29.50
8	Power base building (100047)	15.02.05	30.06.05	12.73	0.00	4.27
9	Operations building (100048)	15.02.05	30.06.05	44.14	4.37	17.20
10	Sawmill building	06.04.05	30.06.05	64.81	7.43	52.54
11	Part of the building of a woodworking shop, 2 storeys	06.04.05	30.06.05	215.90	157.39	194.92
12	Repair workshop building	02.09.04	28.03.05	3 204.00	2 579.5	2 661.00
13	Washing station building	02.09.04	28.03.05	246.5	198.5	210.00
14	Control centre building	02.09.04	28.03.05	36.20	21.6	57.00
15	One-room flat	25.01.05	15.09.05	280.81		370.00
16	Fitters' house	20.01.05	Sale agreement dated 06.07.05	93.60	18.90	290.00
17	Garage			19.20	3.90	
18	Radio centre building (Glazovo Village)	28.01.05	30.06.05	154.80	0.00	43.22
19	Administrative building of operatios engeenering communications department	24.01.05	09.09.05	108.10	14.80	67.40
20	Extension building	06.12.04	06.09.05	342.70	302.60	304.70
21	Automatic exchange building	16.02.05	06.09.05	607.20	0.00	300.00
22	Garage building	16.02.05	06.09.05	263.50	213.70	217.00
23	Garage building	16.02.05	06.09.05	88.90	45.20	46.30
24	Warehouse building	16.02.05	06.09.05	15.60	4.80	24.40
25	Non-residential warehouse building	02.09.04	15.02.05	109.8	43.2	10.6
26	Non-residential warehouse building	02.09.04	15.02.05	46	3.8	59
27	Non-residential building of post office	02.09.04	15.02.05	183.3		24.6

28	Non-residential garage building	02.09.04	15.02.05	69.3	13.2	24
29	Wood-processing workshop, garage (litera A,A1), total area 690.30 sq. m, with household buildings: litera G1, G2, G3, G4, G5.	15.06.05	Sale agreement signed on 07.12.2005	1287.80	1014.10	1349.15
30	Non-residential building of the line maintenance shop of the area telecommunications centre, litera A	01.04.05	02.12.05	221.58	0.00	106.5 (VAT included)
31	Garage, litera A	01.04.05	02.12.05	39.80	0.00	65.52 (VAT included)
32	Two-room flat	25.02.05	21.10.05	613.25	603.01	620.00
33	Four-room flat	27.01.05	27.09.05	287.09	278.22	441.00
34	Garage-warehouse	10.03.05	05.10.05	133.2	60.8	165.3
35	Boiler-room	22.11.04	08.11.05	25.60	9.60	335.40
36	Garage building	16.02.05	07.11.05	9.18	0.00	12.80
37	Land plot	20.04.05	07.11.05	12.30	12.30	12.30
38	Garage building	02.02.05	01.12.05	14.20	4.30	13.70
39	Fitters' building	02.02.05	01.12.05	10.80	3.30	19.80
40	Warehouse building	02.02.05	01.12.05	7.00	2.10	15.20
41	Non-residential building (battery room)	02.02.05	01.12.05	8.30	2.50	17.80
42	Land plot	08.06.05	12.12.05	41.90	41.90	44.30
43	Annex	11.05.05	07.12.05	565.90	406.80	2470.00
44	Part of the building, non-residential building	26.11.04	28.06.05	63.00	0.00	82.60
45	Fitters' house/residential / two-room flat	26.11.04	03.08.05	17.00	17.00	14.50
46	Dwelling house	15.03.05	15.12.05	93.79	80.00	83.00
47	Transformer station building of radio center (100003)	20.09.05	28.12.05	23.10	0.00	25.40

The Valuated Real Estate Entered into the Balance Sheet

№	Facility name	Valuation date (day/ month/year)	Acquisition date (day/ month/year)	Value as of the acquisition date (thousand rubles)		
				Balance-sheet value	Depreciated value	Assessed value
1	In-built premises No. 243 under construction, 62.7 sq. m	02.08.04	30.05.05	-	-	627.00
2	One-storied building of shop No. 1 (87/1000)	09.07.04	15.06.05	20371	203.71	120.00

3	One-room flat	26.11.04	Sale agreement № 418 dated 22.08.2005 (registration date 03.10.2005)	310.60	310.60	295.00
4	Land plot	20.07.05	30.08.05	185.00		185.00
5	Land plot	20.07.05	30.08.05	2.60		2.60
6	Land plot	20.07.05	30.08.05	1.20		1.20
7	Garages building (100099)	14.11.05	as a result of stock-taking 30.11.2005			28.70
8	Radio relay station building of back-up and amplifying station-6 (100098)	30.11.05	as a result of stock-taking 30.11.2005			597.70
9	Linear technical station building ЛТУ (100057)	18.11.05	as a result of stock-taking 25.11.2005			113.60
10	Automatic exchange building (100058)	28.11.05	as a result of stock-taking 30.11.2005			198.10
11	Non-residential building of automatic exchange station (101138)	20.12.05	29.12.2005	37.90		30.40
12	Automatic exchange building-36	04.03.05	31.03.05	4 186.00	4 165.07	4 186.00
13	Garages building	15.03.05	31.03.05	210.00	208.69	210.00

7.7. Information on the Issuer's participation in legal proceedings in cases where such participation may have a material effect on the Issuer's financial and economic operations

Participation of the Issuer in law proceedings during the three years preceding the end date of the reporting quarter:

We consider that the following claims can be considered substantial:

- claims which amount is equal to or exceeds 10 percent of OJSC *CenterTelecom* balance sheet assets which is 4 438 729 thousand rubles as of September 30, 2005;

- claims which impede performing business activity or are directed to its prohibition or termination (claims on liquidation, declaration of bankruptcy (insolvency) of OJSC *CenterTelecom* or its affiliate and dependant companies, on assignment of property (assets), on contesting rights of licenses and patents, on collection of material debts on taxes to budget and extra-budgetary funds).

In the 4th quarter of 2005, as well as during the three years preceding the end date of the accounting quarter, OJSC *CenterTelecom* did not participate in substantial legal proceedings which can (could) influence its financial and economic activities.

We additionally inform you that during the three years preceding the end date of the accounting quarter OJSC *CenterTelecom* has participated or participates as a claimant or defendant in the following legal proceedings which maximal risk of potential loss exceeded or exceeds 5 million rubles:

1. In 2003 Arbitration Courts of Moscow District refused to satisfy two claims made in the name of and on behalf of OJSC *CenterTelecom* on recovery of expenditures of **8,058 thousand rubles** and **5,975 thousand rubles**, connected with OJSC *CenterTelecom* Moscow Branch granting discounts

on payment for communication services to veterans, from the Russian Federation in the name of Ministry of Finance at the expense of the Treasury of the Russian Federation.

In the first case the court considered that claimant's statements on defendants' failure to act were not confirmed by documentary evidences; in the second case court instances established that funds for recovery of communications enterprises' expenditures were not fully provided for by federal budget for 2001 and 2002 years. The court considered that there were no grounds for satisfying the said claims in such circumstances.

OJSC *CenterTelecom* sent an appeal to the Supreme Arbitration Court of the Russian Federation on revision of these judicial deeds in the exercise of supervisory powers, but arbitrators of the Supreme Arbitration Court of the Russian Federation made decision on refusal to refer the judgments of the Arbitration Court of Moscow City and determinations of the Federal Arbitration Court of Moscow District to the Presidium of the Supreme Arbitration Court of the Russian Federation for revision in the exercise of supervisory powers.

In 2004 OJSC *CenterTelecom* sent applications on judgments revision due to newly discovered facts to the Arbitration Court of Moscow City (the following was stated as newly discovered facts: decision of the Constitutional Court of the Russian Federation dated 11.05.2004 on refusal to consider OJSC *CenterTelecom's* appeal against breach of constitutional rights and liberties of Art. 30 of Federal Law dated 16.02.1995 *"On Communications"* and p. 2 art. 180 of the Budget Code of the Russian Federation).

The appeals were not satisfied by the decision dated 27.09.04, left unchanged by decision of appeals instance dated 01.02.05 and determination of cassational instance dated 26.04.05.Judicial acts were motivated by the fact that claimant's references to the circumstances stated in the recitals of decision of the Constitutional Court of the Russian Federation, not connected with the procedure of applying federal laws and court's failure to realize litigation tasks, can not be considered as newly discovered facts pursuant to p. 1 Art. 311 of the Arbitration Procedure Code of the Russian Federation.

2. In December 2003 a claim was made in the name of and on behalf of OJSC *CenterTelecom* on recovery of expenditures, incurred in connection with OJSC *CenterTelecom* Tula Branch granting discounts on payment for communication services to veterans, to the Arbitration Court of Moscow City. Amount of the claim is **92,989 thousand rubles.**

The Ministry of Finance of the Russian Federation as representative of the Russian Federation was named as a defendant in the notice of claim.

On 24.05.2004 the Arbitration Court of Moscow City considered the said claim against the Russian Federation and satisfied claims of OJSC *CenterTelecom* on recovery of the said amount from the Ministry of Finance. Appeals instance satisfied the petition for appeal of the Ministry of Finance of the Russian Federation by decision dated 01.09.04, and dismissed the claim of OJSC *CenterTelecom*. On October 25, 2004 cassational instance did not change the decision of the appeals instance and did not satisfy the cassation of OJSC *CenterTelecom*.

On 18.03.2005 OJSC *CenterTelecom* sent appeal against breach of constitutional rights to the Constitutional Court of the Russian Federation, where the claimant asked to examine constitutionality of item 2 article 124 of the Civil Code of the Russian Federation in the interpretation which was used by federal arbitration courts of Moscow District in the case of OJSC *CenterTelecom*.

The appeal of OJSC *CenterTelecom* was refused by the decision of the Constitutional Court of the Russian Federation dated July 05, 2005.

3. On May 13, 2004 the Arbitration Court of Moscow City delivered decision on satisfying the claim made in the name of and on behalf of OJSC *CenterTelecom* against the Russian Federation in the name of the Ministry of Finance, Ministry of Labour and Social Development of Russia, Department of Social Protection of the Tambov Region on recovery of losses of **10,432 thousand rubles** incurred as a result of OJSC *CenterTelecom* Tambov Branch granting discounts on payment for communication services to veterans. Appeals and cassational instances did not change the decision of the court of primary jurisdiction. Ministry of Labour and Social Development made application to the Supreme Court of the Russian Federation on revision of the said judicial acts in the exercise of supervisory powers. The claimant was refused to referring the legal cases to the Presidium of the Supreme Court of the Russian Federation for revision in the exercise of supervisory powers by the

decision of the Supreme Court of the Russian Federation. Enforcement order was executed according to the established procedure in 2004.

4. On June 28, 2004 the Arbitration Court of the Voronezh Region delivered decision on the claim made by Voronezh Branch of OJSC *CenterTelecom* on recovery of losses of **10,607 thousand rubles,** incurred by OJSC *CenterTelecom* as a result of granting discounts on payment for communication services to certain categories of citizens, from the treasury of the Russian Federation. Enforcement order was executed according to the established procedure in 2005.

5. In 2004 Voronezh Branch of OJSC *CenterTelecom* made **3 claims** of total amount equal to **49,708 thousand rubles** to the Arbitration Court of the Voronezh Region on recovery of losses, incurred by OJSC *CenterTelecom* as a result of granting discounts on payment for communication services to certain categories of citizens, from the treasury of the Russian Federation pursuant to the laws "*On Veterans*", "*On Social Protection of Disabled Persons in the Russian Federation*" and the law "*On Social Protection of the Citizens which have been Exposed to Radiation as a Result of Accident on Chernobyl Power Station*". The claims were satisfied by the court of primary jurisdiction according to the judgments dated 15.12.04 and 21.12.04. Enforcement orders were executed according to the established procedure in 2005.

6. In 2003 Voronezh Branch of OJSC *CenterTelecom* made claim to the Arbitration Court of the Voronezh Region on recovery of losses, incurred by OJSC *CenterTelecom* as a result of granting discounts on payment for communication services to certain categories of citizens, from the treasury of the Russian Federation. Amount of the claim was **20,646 thousand rubles.** The claim was satisfied by the court of primary jurisdiction. Enforcement order was executed according to the established procedure.

7. In 2003 Moscow Branch of OJSC *CenterTelecom* made a claim against Moscow Regional Registration Chamber and *Chehovsky District of the Moscow Region* Municipal Formation in the name of Region Administration on voidance of the registered property right of the Municipal Formation to town telephone and broadcasting network owned by OJSC *CenterTelecom* and recognition of property right of OJSC *CenterTelecom.*

Assessed value of the objects is **8,041 thousand rubles.**

The claims of OJSC *CenterTelecom* were satisfied by the decision of the court of primary jurisdiction dated 15.04.2004.

However, the Federal Arbitration Court of Moscow District considered that the court of primary jurisdiction had not duly studied all the facts which were important for considering the case on the merits and awarding judgment.

The judgment of the Arbitration Court of the Moscow Region dated April 15, 2004 was recalled by the decision of the Federal Arbitration Court of the Moscow Region dated July 07, 2004 and the case was referred to first instance for reconsideration.

By the decision of the Court of Primary Jurisdiction dated October 13, 2005 the requests of OJSC «CenterTelecom» were met.

8. In 2003-2004 FGUP *Russian Television and Broadcasting Network* (FGUP *RTRS*) made three claims against OJSC *CenterTelecom* on voidance of privatization of telecommunication companies, joined to OJSC *CenterTelecom* as a result of reorganization, in the part of transferring property of the following broadcasting centers to them:

1) FGUP RTRS made claim to the Arbitration Court of the Kaluga Region on voidance of p. 6.1. of OJSC CenterTelecom Carter in the part of including the following objects to the Authorized Capital of OJSC CenterTelecom: towers of Maloyaroslavets, radar station of Kirov-Manino-Lyudinovo, radar station of Manino-Betlitsa, radar station of Kirov-Novoaleksandrovski of the Kaluga Region. Remaining value of the property was 7,846 thousand rubles, though the claim was made for total amount of **27,438 thousand rubles.**

Territorial Administration of the Ministry of Property of Russia participated in the case as a third party who claimed under its own right.

The claim of FGUP *RTRS* was dismissed by the decision of the court of primary jurisdiction dated 25.06.2004.

Appeals instance recalled the decision of the court of primary jurisdiction and rendered a new judgment on satisfying the claim of FGUP *RTRS.*

Cassational instance recalled the judgment of the court of appeals instance and did not change

the judgment of the court of primary jurisdiction on dismissal of the claim of FGUP *RTRS* dated 25.06.2004.

2) A claim was made to the Arbitration Court of the Moscow Region on applying consequences of the void transaction on privatization of GPSI *Possvyazinvorm* of the Moscow Region in the part of including the translator building in Stupino town of the Moscow Region to the Authorized Capital of OJSC *CenterTelecom* and its return to national property of the Russian Federation. Depreciation value of the building is null (100% wear).

The claim of FGUP *RTRS* was not satisfied by the judgment of the Arbitration Court of the Moscow Region dated 09.08.04.

The judgment of the court of primary jurisdiction was recalled by the determination of the Federal Arbitration Court of the Moscow Region dated 09.12.04, the case was referred to first instance for reconsideration.

The claim of FGUP *RTRS* was rejected by the judgment of the Arbitration Court of the Moscow Region dated 14.03.05.

The decision of the Arbitration Court of the Moscow Region dated March 14, 2005 was not changed by the determination of the Federal Arbitration Court of the Moscow Region dated July 13, 2005 and the cassation of FGUP *Russian Television and Broadcasting Network* was not satisfied.

3) On May 15, 2003 FGUP *RTRS* made a claim on applying consequences of the void transaction in the part was including ORTPC building located in Ryazan to the authorized capital of *Electrosvyaz* of the Ryazan Region. Remaining value of the building is **397.54 thousand rubles.** The claim of FGUP *RTRS* was disallowed by judgment of the court of primary jurisdiction dated 14.01.2004. The judgment of the court of primary jurisdiction was not changed by the determinations of appeals and cassational instances.

9. State agency – Federal Postal Service Administration of the Moscow Region (hereinafter referred to as SA FPSA MO) submitted a notice of claim to the Arbitration Court of the Moscow Region on voidance of the property right registered by OJSC *CenterTelecom* to the premises located at the address: Moscow Region, Taldom Town, ul. Sobtsova, 1, with total floor area of 524.1 sq. m.

On 28.12.04 the Arbitration Court of the Moscow Region refused to satisfy the claim of SI FPSA MO. The judgment of the Arbitration Court of the Moscow Region dated 22.12.04 was not changed by the determination of appeals instance dated 04.04.05 and the petition of appeal of SI FPSA MO was not satisfied.

The judgment of the Arbitration Court of the Moscow Region dated 28.12.04 and the Determination of the Tenth Arbitration Appeals Court of the Moscow Region dated April 4, 2005 was not changed by the determination of the Federal Arbitration Court of the Moscow Region dated August 1, 2005 and the cassation of SI FPSA MO was not satisfied.

The case filing to the Presidium of Supreme Arbitration Court of the RF (SAC of the RF) was rejected by the decision of the SAC of the RF.

10. On 25.01.2005 the Committee of Property Administration of Istra District of the Moscow Region (hereinafter referred to as CPA of Istra District) submitted application to Istra town court on recognition of municipal property right to the property consisting of telephone network conduit run with length of 31,387.85 m and 339 cable chambers located at the address: Moscow Region, Istra Town.

Claim of CPA of Istra District was satisfied by the judgment of the court of primary jurisdiction dated September 09, 2005

By the decision of the Moscow region Judgeship on Civics dated November 28, 2005 the above mentioned judgement was cancelled and the case was submitted to the primary jurisdiction trial for approval.

11. OJSC «CenterTelecom» submitted claim to the Arbitration Court of the Moscow region to cancel denial of Central Directorate of the Federal Registration Service of the Moscow region to register property rights of OJSC «CenterTelecom» for linear-cable communication facility in Istra town and oblige to perform state registration of the rights for this property. The claim is under consideration.

12. On June 01, 2005 OJSC *CenterTelecom* submitted claim against CJSC *Regional Communications Company* on recovery of **83,753 thousand rubles** under the contract of guarantee to the Arbitration Court of the Yaroslavl Region.

Pursuant to the judgment of the Arbitration Court of the Yaroslavl Region dated September 29, 2005 the amount of 61,590 thousand rubles was collected from CJSC *Regional Communications Company on* behalf of OJSC *CenterTelecom*, it was refused to collect interest of 22,163 thousand rubles. Enforcement order has been received.

13. In the 3rd quarter of 2005 Kazmin V.D. submitted a claim against Lipetsk Branch of OJSC *CenterTelecom* on enforcement of contract on usage of telephone communication and recovery of moral damage compensation of **30 million rubles**. On September 15, 2005 Oktyabrsk District Court of Lipetsk City rendered judgment on refusal to satisfy the claim of Kazmin V.D. in the part of enforcement of the contract and moral damage compensation of 1,000 rubles was collected from OJSC *CenterTelecom.* The cassation of Kazmin V.D. was rejected, the decision of the primary jurisdiction court remained without changes.

14. In 2005 OJSC *MGTS* submitted application on recovery of unjust enrichment sum of **8,7 million rubles** from OJSC *CenterTelecom* to the Arbitration Court of the Moscow Region.

By the decision of the court dated December 13, 2005 the claim of OJSC *MGTS* was satisfied.

On January 13, 2006 OJSC *CenterTelecom* submitted appeal wich is under consideration.

15. On July 15, 2005 Ministry of Finance of the Russian Federation submitted claim against OJSC CenterTelecom on recovery of **458,638 thousand rubles** to federal budget under debt commission of allocated credit line to the Arbitration Court of the Moscow Region. The claim is under examination.

16. On August 4, 2005 NTK LLC submitted claim on voidance of property right to linear and cable communication constructions, located in Noginsk of the Moscow Region, registered by OJSC *CenterTelecom* to the Arbitration Court of the Moscow Region.

By the decision of the court dated November 14, 2005 the satisfaction of the NTK LLC was rejected. NTK LLC submitted appeal against this decision which is under consideration.

17. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Tula Branch granting discounts on payment for communication services to veterans in 2003, was made in the name of and on behalf of OJSC *CenterTelecom*. Amount of the claim is **17,025 thousand rubles.** The court of primary instance refused to satisfy the claim. The judgment of the court of primary instance was not changed by the determination of appeals instance dated 16.06.05 and the petition for appeal of OJSC *CenterTelecom* was not satisfied. The judgment of the court of primary instance and the determination of appeals instance were recalled by the determination of the Federal Arbitration Court of the Moscow Region and the case was referred to the court of primary instance for reconsideration. In Q4 2005, by the decision of the primary jurisdiction court the claim of OJSC «CenterTelecom» was satisfied.

18 In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Bryansk Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom*. Amount of the claim is **28,164 thousand rubles.** The said amount was collected from the Ministry of Finance of Russia at the expense of the Treasury of the Russian Federation pursuant to judgment of the Arbitration Court of Moscow City dated 18.02.05. Petition for appeal of the Ministry of Finance was satisfied by the determination of appeals instance dated 25.05.2005 and the claim of OJSC *CenterTelecom* was dismissed. The Federal Arbitration Court of the Moscow Region recalled the determination of appeals instance by the determination of August 12, 2005 and did not changed the judgment of the court of primary jurisdiction dated February 18, 2005 satisfying the claim of OJSC *CenterTelecom*. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

19. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Ivanovo Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom*. Amount of the claim is **20,137 thousand rubles.** The court of primary jurisdiction refused to satisfy the claim. The judgment of the court of primary jurisdiction was not changed by the determination of the court of appeals instance and the petition for appeal of OJSC *CenterTelecom* was not satisfied. On 24.05.05 the

determination of the court of appeals instance and the judgment of the court of primary jurisdiction were recalled by cassational instance and the case was referred for reconsideration. The claim of OJSC *CenterTelecom* was satisfied by judgment of the court of primary jurisdiction dated August 30, 2005. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

20. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Tver Branch granting discounts on payment for communication services to veterans and disabled persons in 2003, was made in the name of and on behalf of OJSC *CenterTelecom*. Amount of the claim is **19,711 thousand rubles.** The claim was not satisfied by the judgment of the court of primary jurisdiction which was not changed by appeals instance. The judgment of the court of primary jurisdiction and the determination of the court of appeals instance were recalled by the determination of the Federal Arbitration Court of the Moscow Region dated August 4, 2005 and claim of OJSC *CenterTelecom* was satisfied. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

21. On 23.12.04 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Verhnevolzhsk Branch granting discounts on payment for communication services to veterans and disabled persons, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration court of the Yaroslavl Region. Amount of the claim is **38,211 thousand rubles.** The claim of OJSC CenterTelecom was partially satisfied to the extent of 32,779 thousand rubles by the judgment of the court of primary jurisdiction dated 27.06.05. Appeals instance did not change the judgment of the court of primary jurisdiction and the appeal of the Ministry of Finance of the Russian Federation was not satisfied. In Q4 2005, 9 977 thousand rubles were collected from the treasury of the Yaroslav region. The enforcement order for collection of 22 801 thousand rubles from the treasury of the Russian Federation was submitted to the Ministry of Finance of the RF for execution according to the established procedure.

22. In the 1st quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Smolensk Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC *CenterTelecom* to the Arbitration Court of the Smolensk Region. Amount of the claim is **53,326 thousand rubles.** The claim was satisfied by the judgment of the court of primary jurisdiction dated 04.05.2005. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated September 1, 2005 and the petition for appeal of the Ministry of Finance of the Russian Federation was not satisfied. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

23. At the end of 2004 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Moscow Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom* to the Arbitration Court of Moscow City. Amount of the claim is **217,306 thousand rubles.** The claim of OJSC *CenterTelecom* was satisfied by the judgment of the court of primary jurisdiction dated 16.02.05. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated 22.04.05 and the petition for appeal of third party – the Ministry of Public Health and Social Development of the Russian Federation - was not satisfied. An enforcement order was issued and sent by OJSC *CenterTelecom* to the Ministry of Finance of the Russian Federation for execution according to the established procedure. Though, concurrently with foregoing, the Ministry of Public Health and Social Development of the Russian Federation submitted a cassation. The judgment of the court of primary jurisdiction and the determination of appeals instance were not changed by the determination of the Federal Arbitration Court of the Moscow Region dated July 19, 2005, and the cassation of the Ministry of Public Health and Social Development of the Russian Federation was not satisfied. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

24. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Moscow Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **144,758 thousand rubles.**

The claim of OJSC CenterTelecom was satisfied by the judgment of the Arbitration Court of Moscow City dated 06.04.05. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated 16.06.05 and the petition for appeal was not satisfied.

In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

25. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Moscow Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom* to the Arbitration Court of Moscow City. Amount of the claim is **261,602 thousand rubles.** The court of primary jurisdiction refused to satisfy the claim. The judgment of the court of primary jurisdiction was recalled by the determination of appeals instance and the claim of OJSC *CenterTelecom* was satisfied. The determination of appeals instance was not changed by the determination of cassational instance dated August 29, 2005, and the cassations of the Ministry of Finance and the Ministry of Labour and Social Development of the Russian Federation were not satisfied. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

26. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kursk Branch granting discounts on payment for communication services to certain categories of citizens, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **11,784 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated 09.06.05. The enforcement order is executed.

27. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSWC CenterTelecom as a result of OJSC CenterTelecom Moscow Branch granting discounts on payment for communication services to certain categories of citizens, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is 4,801 thousand rubles. The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated 06.07.05 and the petition for appeal of the Ministry of Labour and Social Development of the Russian Federation was not satisfied. An enforcement order was issued which was sent by OJSC CenterTelecom to the Ministry of Finance of the Russian Federation for execution according to the established procedure. Though, concurrently with foregoing, the Ministry of Labour and Social Development of the Russian Federation submitted a cassation. The judgment of the court of primary jurisdiction and the determination of appeals instance were not changed by the determination of the Federal Arbitration Court of the Moscow Region dated August 23, 2005, and the cassation of the Ministry of Labour and Social Development of the Russian Federation was not satisfied. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

28 A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Tambov Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **15,322 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated July 25, 2005. The court judgment entered into force. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

29. On July 19, 2005 a claim against the Russian Federation in the name of the Ministry of

Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Belgorod Branch granting discounts on payment for communication services to veterans in 2003, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **20,791 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated September 21, 2005. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

30. In August of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Moscow Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **15,991 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction. The enforcement order has been received.

31. In the 3rd quarter of 2005 two claims against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kaluga Branch granting discounts on payment for communication services to veterans, were made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claims is **54,017 thousand rubles.** The claims of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction.

32. In the 3rd quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kursk Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **17,328 thousand rubles.** In the 3rd quarter the claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction. In Q4 2005, the enforcement order was received and it was sent to the Ministry of Finance of the RF for execution according to the established procedure.

33. In August of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kursk Branch granting discounts on payment for communication services to disabled persons, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **15,942 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction. The enforcement order has been received.

34. In the 4th quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom in 2004 as a result of OJSC CenterTelecom Tambov branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **26,713 thousand rubles**. The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated November 8, 2005.

35. In 2005 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom in 2002 as a result of OJSC CenterTelecom Kursk branch granting discounts on payment for communication services to disables, was made by the Kursk branch of OJSC CenterTelecom to the Arbitration Court of the Kursk region. Amount of the claim is **8,804 thousand rubles**. The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated October 24, 2005. The enforcement order has been received.

36. In 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom in 2002 as a result of OJSC CenterTelecom Kursk branch granting discounts on payment for communication services to veterans, was made by the Kursk branch of OJSC CenterTelecom to the Arbitration Court of the Kursk region. Amount of the claim is **10,257 thousand rubles**. The claim is under examination.

37. In 2005 a claim against the Russian Federation in the name of the Ministry of Finance and the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Vladimir branch granting discounts on payment for communication services to veterans, was made by the Vladimir branch of OJSC CenterTelecom to the Arbitration Court of the Vladimir region. Amount of the claim is **12,262 thousand rubles**. The claim was satisfied partially: the losses at the amount of **10,391 thousand rubles** were collected in favour of OJSC CenterTelecom. The collection of VAT at the amount of 1,871 thousand rubles was rejected.

38. In the 4th quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom in 2004 as a result of OJSC CenterTelecom Bryansk branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **21,498 thousand rubles**. The claim is under examination.

39. In the 4th quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom in 2004 as a result of OJSC CenterTelecom Bryansk branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **26,151 thousand rubles**. The claim is under examination.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer

8.1.1. Legal (charter) capital of the issuer: amount and structure

The Issuer's authorized capital as of the end of the last reporting quarter is (rubles):
6 311 998 965
Authorized capital layout by category of stocks:
Ordinary stocks:
Total nominal value (rubles): ***4 734 020 499***
Share in the charter capital: ***75.000337 %***
Preference stock:
Total nominal value (rubles): ***1 577 978 466***
Share in the charter capital: ***24.999663 %***

Program of American depository receipts (ADR) of the 1st level for ordinary stocks of OJSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission.

One depository receipt represents 100 Company's ordinary stocks. By the end of the reporting quarter, ADR accounted for about 2.646 % of the Company's ordinary stocks.

Depository of the Company's ADR program is J.P. Morgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom).

Deposit agreement between OJSC CenterTelecom, J.P. Morgan Chase Bank and holders of depository receipts was concluded on September 4, 2001, amended and revised on 10 December 2001.

The stock overseas circulation permit is issued in compliance with the Russian FCSM Resolution No. 03-17/nc dated April 1, 2003.

FCSM permit for company's stock introduction to circulation outside the RF territory is issued:

- Russian FCSM Resolution No. 702-r dated August 16, 2001 for the ADR program of the 1st level for 334 185 Company's ordinary stocks;
- March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares

of the Company (due to share split);

- Russian FCSM Resolution No. 1818/r dated August 16, 2001 for the ADR program of the 1st level for circulation of 802 000 000 Company's ordinary stocks (due to association of 16 telecommunication companies of the Central region to OJSC Central Telecommunications Company);
- Russian FCSM Decree No. 05-58/nz-i dated January 19, 2005 for the ADR program of the 1st level for 623 312 699 Company's ordinary stocks (document in force as of the end of the reporting quarter).

ADR of the 1st level for the Company's ordinary shares are traded in the US OTC market (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.

8.1.2. Changes in the charter (contributed) capital (unit fund) of the issuer

1). Name of the Issuer's administration body that adopted a decision on the changes in amount of the Issuer's authorized capital	***General annual meeting of shareholders of AOOT Elektrosvyaz, Moscow Region***
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	***May 17, 1996 Minutes No. 2***
Amount of the Issuer's authorized capital (rubles) as of January 1, 2000	185 589 300
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): ***135 480 300*** share in the charter capital: ***73.00006 %*** **Preferred stock, B type:** Total nominal value (rubles): ***3 711 600*** share in the charter capital: ***1.9999 %*** **Preferred stock, A type:** Total nominal value (rubles): ***46 397 400*** share in the charter capital***: 25.00004 %***
2) Name of the Issuer's management body that adopted a decision on the changes in amount of the Issuer's authorized capital	Board of Directors of Open Joint-Stock Company Central Telecommunication Company
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	**July 29, 2002 Minutes No. 6**
Amount of the Issuer's authorized capital (rubles) as of December 31, 2002	631 199 896.5
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): ***473402 049.9*** share in the charter capital: ***75.000337 %*** **Preferred stock, A type:** Total nominal value (rubles): ***157 797 846.6***

	share in the charter capital*: 24.999663 %*
3) Name of the Issuer's management body that adopted a decision on the changes in amount of the Issuer's authorized capital	General annual meeting of shareholders of the open joint-stock company Central Telecommunication Company
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	***Minutes No. 12 dated June 11, 2004***
Amount of the Issuer's authorized capital (rubles) as of March 31, 2005	6 311 998 965руб
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): ***4 734 020 499*** share in th charter capital: *75.000337 %* **Preferred stock, A type:** Total nominal value (rubles): ***1 577 978 466*** share in the charter capital*: 24.999663 %*

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Fund name: ***reserve fund***

Fund dimension established by constituent documents:

Article 10 of the Company's Charter (Company's funds):

«Item.10.1. A reserve fund is set up in the Company to the amount of 5% of the Company's authorized capital.

The Company's reserve fund is set up out of compulsory annual allocations of at least 5% from the Company's net profit until it reaches the amount established in this item.

The reserve fund is intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means.

The reserve fund cannot be used for any other purposes».

Information about the fund as of the end of the reporting quarter. amount of allocations made to the fund and amount of assets used in the reporting quarter will be provided after the issue of the Annual Accounting Report for 2005.

Other Issuer's funds set up at the expense of its net profit:

Fund name: Accumulation fund

Amount of the fund established by constituent documents: ***presently, (as of September 30, 2005) the Fund is not provided for by constituent documents.***

Fund name: Social welfare fund

Amount of the fund established by constituent documents: ***presently, (as of September 30, 2005) the Fund is not provided for by constituent documents.***

Reserve for bad debts on accounts receivable as of September 30, 2005 is 2 055 122 thousand rubles.

Reserve for bad debts for 9 months of 2005 was used to cover doubtful accounts receivable to the amount of 82 685 th. rubles.

8.1.4. Convening and conducting meetings (sessions) of the issuer's supreme governing body

Name of the Issuer's supreme management authority: ***General Meeting of Shareholders***

Procedure for notification to shareholders (participants) on holding of a meeting of the Issuer's supreme management authority:

Notification on holding of a general shareholders' meeting shall be made at least within 30 days prior to its holding.

In case the proposed agenda of an extraordinary general meeting of shareholders contains an item on election of the Company's Board of Directors, the notification on holding of an extraordinary general meeting of shareholders shall be made at least within 50 days before its holding date.

If extraordinary general meeting of shareholders is convoked on demand of the Company's Audit Commission, Auditor or shareholders (shareholder) who owns at least 10% of the voting stocks of the Company, the notification should be made not less than 20 days before its holding date.

Within the set term, the notification on holding of a GM shall be submitted to each person indicated in the list of persons entitled to participate in the shareholders' general meeting by registered mail or delivered to each of the said persons upon signature or published in the Rossiyskaya Gazeta.

Persons (authorities) entitled to convene (request convention) of an extraordinary meeting of the Issuer's supreme management body:

- Board of Directors upon its own initiative,
- Company's auditing committee,
- Company's auditor,
- Shareholder (shareholders) owning at least 10% of the Company's voting shares as of the date of request..

Procedure for submitting requests on extraordinary meeting of the Issuer's supreme management body:

1. Request on holding of an extraordinary meeting may be submitted by:
    - mailing at the address (location) of the Company's one-man executive agency contained in the united state register of legal entities
    - delivery upon signature to the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board of Directors, Company's corporate secretary or other person authorized to receive written correspondence addressed to the Company
    - delivery by fax.
2. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.
3. A share of voting stocks owned by the shareholder (shareholders) requesting an extraordinary general meeting shall be determined as of the date of the request.
4. Should the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.
5. Should the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

6. Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.
7. Should the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.
8. Should the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.
9. A fax message containing a request shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.
10. When the Company receives an original request sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.
11. Requests on convening of an extraordinary general shareholders' meeting received by the Company may be called off by the persons submitting requests. This call-back shall be submitted by any means envisaged by item 1 for requests. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

The procedure for determination of the holding date of the Issuer's supreme management body meeting:

Determination of the date and procedure of the GM is a matter of exclusive competence of the Board of Directors in compliance with article 47 of the Federal Law On Joint-Stock Companies.

1) GM shall be held not earlier than in four months and not later than in six months following the end of a fiscal year.

2) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

3) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares, whose agenda contains an item on election of the Board members shall be held within 70 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

4) If a number of Company's Board members is less than a quorum for holding of the meeting of the Company's Board of Directors, extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issue on election of the Board members shall be held within 70 days upon deciding on its holding by the Company's Board of Directors.

5) Unless provided for by item 4, an extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issues of any competence of the GM, including:

- early termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (provided that number of the Company's Board of Directors is not less than a quorum for holding of meetings of the Company's Board of Directors),

- on election of the Company's Board of Directors (in case when the Board of Directors was not elected for some reason), shall be held at the term set by the Company's Board of Directors with regard to provisions of the legislation in force and the Company's Charter.

Persons entitled to make proposals to agenda of the holding of the Issuer's supreme

management body:

Shareholders owning at least 2% of the Company's voting shares are entitled to make proposals to the agenda of the shareholders' meeting.

The Procedure for making proposals to agenda of the holding of the Issuer's supreme management body*:*

1. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM may be put forward, and the requests for holding of an extraordinary general meeting – may be put forward by way of:

- posting at the address (location) of the Company-s sole person executive body included in the united state register of legal entities;
- delivery upon signature of the person performing functions of the Company's sole person executive body, Chairman of the Company's Board, corporate secretary or other person authorized to receive written correspondence addressed to the Company;
- delivery by fax.

2. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM shall contain the information envisaged by article 53 of the Federal Law On Joint-Stock Companies. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. Proposals to the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM and request for holding of an extraordinary GM shall be acknowledged as submitted by shareholders (their representatives) who signed them.

4. Share of voting shares owned by the shareholder (shareholders) making proposals to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting shall be determined as of the date of this proposal.

Share of voting shares owned by the shareholder (shareholders) requesting for holding of an extraordinary general meeting shall be determined as of the date of this proposal.

5. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

6. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting, the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

7. When nominating candidates to the Company's Board of Directors, auditing committee, the proposal may be supplemented by a written consent of a proposed candidate and data on the candidate subject to presentation to the persons entitled to participate in the general meeting, when getting ready to holding of the general meeting.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting be forwarded by an unregistered mail, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date.

Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of

the posting against receipt.

9. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

10. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request or proposal shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request or proposal sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

11. The Company's Board of Directors is obliged to consider arrived proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and make relevant decision within five days after the final term for proposals established by the Company's Charter.

Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM received by the Company after the established term for consideration of proposals shall also be considered by the Board of Directors according to the procedure established by the legislation in force.

12. Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and requests for holding of an extraordinary GM received by the Company may be called off by the persons submitting requests and proposals. This call-back shall be submitted by any means envisaged by item 1 for requests and proposals. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

Persons entitled to familiarize with the information (materials) submitted for preparation and holding of a meeting of the Issuer's supreme management body:

Persons entitled to participate in the GM.

List of persons entitled to participate in the GM shall be made up based on the data of the Company's shareholders register.

Procedure for familiarization with this information (materials):

- At the location of the Company's executive bodies
- At the GM at its location
- In other places indicated in the notification on holding of the shareholders' meeting
- At the shareholder's request within five days,
- At the premises at the address of the sole person executive body: Moscow, Degtyarny side-st., 6, building 2, office 506;

8.1.5. Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares

As of December 31, 2005:

Full corporate name: Limited Liability Company Teleport Ivanovo (TPI)
Short name: LLC Teleport Ivanovo
Location: 90 Tashkentskaya Str., Ivanovo, 153032
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share

Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company «ATS»
Short name: CJSC «ATS»
Location: 22-A Novotorzhskaya Str., Tver, 170000
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company MobilCom
Short name: LLC MobilKom
Location: 17 Mira Str., Vladimir, 600017
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Russian Telecommunication Network
Short name: OJSC RTN
Location: 2/15 Maroseyka Str., Moscow, 101000, Russia
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Telecom-Stroy
Short name: LLC Telecom-Stroy
Location: 9 3rd Balinskaya Str., Ivanovo, 153017
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Telecom-Terminal
Short name: LLC Telecom-Terminal
Location: 13 Lenina Broad Str., Ivanovo, 153000
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company VladimirTeleservice
Short name: CJSC VladimirTeleservice
Location: 20 Gorokhovaya Str., Vladimir, 600017
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company TverTelecom

Short name: LLC TverTelecom
Location: 24 Novotorzhskaya Str., Tver, 170000
Issuer's share in the authorized capital of the commercial organization – 85%
Share of the commercial organization in the Issuer's authorized capital – 0.017572 %
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.023429 %

Full corporate name: Limited Liability Company VladPage
Short name: LLC VladPage
Location: 42 Gorkogo Str., Vladimir, 600017
Issuer's share in the authorized capital of the commercial organization – 75%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company CenterTelecom Service
Short name: CJSC CenterTelecom Service
Location: 23 Proletarskaya Str., office 101, Khimki, Moscow region, 141400
Issuer's share in the authorized capital of the commercial organization – 74.9%
Share of the ordinary stocks owned by the Issuer – 74.9%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Production and Innovation Organization Svyaz-Service-Irga
Short name: LLC PIO Svyaz-Service-Irga
Location: 21 Yesenina Str., Ryazan, 390046
Issuer's share in the authorized capital of the commercial organization – 70%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Vladimir Taxofon
Short name: LLC Vladimir Taxofon
Location: 32-B Stroiteley Broad Str., Vladimir, 620014
Issuer's share in the authorized capital of the commercial organization – 51%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Telecom Ryazan Region
Short name: CJSC Telecom Ryazan region
Location: 36 Svobody Str., Ryazan, 390006
Issuer's share in the authorized capital of the commercial organization – 50.9%
Share of the ordinary stocks owned by the Issuer – 50.9%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company TeleRoss-Voronezh
Short name: CJSC TeleRoss-Voronezh
Location: 35 Revolutsii Broad Str., Voronezh, 394006
Issuer's share in the authorized capital of the commercial organization – 50%

Share of the ordinary stocks owned by the Issuer – 50%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Smolensk Cellular Communication
Short name: CJSC Smolensk Cellular Communication
Location: 6 Oktyabrskoy Revolutsy Str., Smolensk, 214000
Issuer's share in the authorized capital of the commercial organization – 40%
Share of the ordinary stocks owned by the Issuer – 40%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Belgorod Cellular Communication
Short name: CJSC Belgorod Cellular Communication
Location: 35 Kostyukova Str., Belgorod, 308000
Issuer's share in the authorized capital of the commercial organization – 30%
Share of the ordinary stocks owned by the Issuer – 30%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Insurance Company of Communication Employees' Labor Union KOSTARS
Short name: CJSC IC Kostars
Location: 42 Leninsky Broad Str., Moscow, 119119
Issuer's share in the authorized capital of the commercial organization – 28%
Share of the ordinary stocks owned by the Issuer – 28%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Telecommunications Company Rinfotels
Short name: OJSC TC Rinfotels
Location: 43 Yesenina Str., Ryazan, 390023
Issuer's share in the authorized capital of the commercial organization – 26%
Share of the ordinary stocks owned by the Issuer – 26%
Share of the commercial organization in the Issuer's authorized capital – 0.001089%
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.001452%

Full corporate name: Open Joint-Stock Company «Information Technologies of Communication»
Short name: OJSC «Svyazintek»
Location: 55 Plyushchikha Str., building 2, Moscow, 119121
Issuer's share in the authorized capital of the commercial organization – 18%
Share of the ordinary stocks owned by the Issuer – 18%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company OskolTelecom
Short name: CJSC OskolTelecom
Location: 134 Solnechny microdistrict, Stary Oskol, Belgorod region, 309500
Issuer's share in the authorized capital of the commercial organization – 12.41%

Share of the ordinary stocks owned by the Issuer – 12.41%
Share of the commercial organization in the Issuer's authorized capital – 0.345604%
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.460803%

Full corporate name: Open Joint-Stock Company Teleservice
Short name: OJSC Teleservice
Location: 119 Leninsky Broad Str., Voronezh, 394007
Issuer's share in the authorized capital of the commercial organization – 6.60%
Share of the ordinary stocks owned by the Issuer – 6.60%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Lipetsk-Mobile
Short name: CJSC Lipetsk-Mobile
Location: 3 Oktyabrskaya Str., Lipetsk, 398059, Russia
Issuer's share in the authorized capital of the commercial organization – 5.91%
Share of the ordinary stocks owned by the Issuer – 5.91%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Komset
Short name: OJSC Komset
Location: 7 Mayakovskogo Str., Stupino, Moscow region, 142800, Russia
Issuer's share in the authorized capital of the commercial organization – 5.17%
Share of the ordinary stocks owned by the Issuer – 5.17%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

8.1.6. Information on significant deals made by the issuer

In the reporting quarter the Company didn't conclude any significant deal (a number of interrelated deals), liabilities on which amount for 10 and more percent of the Issuer's assets book cost according to its financial statements.

8.1.7. Credit ratings assigned to the issuer

1. Credit rating facility:	*Issuer (OJSC CenterTelecom)*
Value of the credit rating as of the end of the last reporting quarter:	B- Stable forecast
History of changes in credit rating values	First rated on December 14, 2001: CCC Stable forecast Revised on April 3,2003: CCC+ Stable forecast Revised on September 30 2005: B- Stable forecast
Full and short commercial names, place of performance of the credit rated company	Full Name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating	Credit rating of borrowing companies is made up of two

method:	main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
2. Credit rating facility:	***Documentary interest bearing inconvertible payable on demand, series 03*** ***Registered on 01 August 2003 No. 4-18-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 5, 2003: ruBB+ Revised on September 30, 2005: ruBBB-
Full and short commercial names, place of performance of the credit rated company	Full Name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
3. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 04*** ***Registered on June 29, 2004 No. 4-19-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 18, 2004: ruBB+ Revised on September 30, 2005: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company	Full name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
4. Credit rating facility:	***Issuer (OJSC CenterTelecom)***

Value of the credit rating as of the end of the last reporting quarter:	B- Negative forecast
History of changes in credit rating values	First rated on December 8, 2004: B- Negative forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method	***http://www.fitchratings.com/***
5. Credit rating facility:	***Issuer (OJSC "CenterTelecom")***
Value of the credit rating as of the end of the last reporting quarter:	BB(rus) Stable forecast
History of changes in credit rating values	First rated on February 18, 2005: BB(rus) Stable forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***

8.2. Information on all types of shares

Category: ***ordinary stock***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***1,578,006,833***
Number of additional shares under placement: ***no such shares***
Number of shares on balance: ***no such shares***
Number of authorized ordinary stocks: ***76,166,167***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***1-04-00194-A***
Date of state registration: ***December 16, 2004***

Rights of the owners of this category (type) of shares:

Article 8 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF ORDINARY STOCKS:

«8.1. Each Company's ordinary stock grants an equal scope of rights to a shareholder – its holder.

8.2. Each shareholder - holder of Company's ordinary stocks is entitled to:

8.2.1. participate in the general meeting of the Company's shareholders according to the procedure established by the RF legislation in force;

8.2.2. get dividends when announced by the Company according to the procedure and in the term provided in item 11.3. of these Regulations;

8.2.3. get a part of the Company's property remaining after its disposal in proportion to a number of shares owned by him;

8.2.4. get access to the documents provided in item 1 article 89 of the Federal Law On Joint-Stock Companies according to the procedure established by article 91 of this Law;

8.2.5. request from the Company's registrar to confirm shareholder's rights for shares by issuing an extract from the registry of the Company's shareholders;

8.2.6. get from the Company's registrar information on all tenancy registers and other information envisaged by statutory acts of the RF establishing the procedure on keeping shareholders' registers;

8.2.7. dispose of shares owned by him without consent of other shareholders and the Company;

8.2.8. in instances provided by the RF legislation in force, judicially defend his violated civil rights and request for recovery of damages from the Company;

8.2.9. request for the Company's redemption of all or a part of shares owned by the shareholder in the instances and according to the procedure established by the RF legislation in force;

8.2.10. sell his shares to the Company if the Company decided on acquisition of these shares;

8.2.11. request from the Company an extract from the list of the persons entitled to participate in the GM, containing the shareholder's data.

8.3. Shareholder owning over 1% of the Company's voting shares is entitled to request from the Company the information on the name of shareholders registered in the register and amount, category and nominal value of shares owned by him (these data are provided without the indication of shareholders' addresses).

8.4. Shareholders (shareholder) jointly owning at least 1% of the Company's placed ordinary stocks are entitled to take legal action with a claim against the member of the Company's Board of Directors, Director General, Company's managing director, and managing organization or manager for recovery of damages incurred upon the Company due to guilty activities (inactivity) of these persons.

8.5. Shareholders owning at least 1% of votes at the GM are entitled to request from the Company a list of persons entitled to participate in the meeting. At this, the data, documents and postal addresses of the shareholders included into the list shall be submitted only with their consent.

8.6. Shareholders (shareholder) jointly owning at least 2% of the Company's voting shares are entitled to introduce items into the agenda of the Company's annual GM and nominate candidates into Company's management and regulating bodies. When preparing an extraordinary shareholders' meeting with the agenda on election of the Company's Board of Directors, these shareholders (shareholder) is entitled to put forward candidates to be elected to the Company's Board of Directors.

8.7. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request from the Company's Board of Directors convening of an extraordinary GM. Should the decision not be made on convening of an extraordinary GM, or should a decision be made on refusal of its convening within the term established by the RF legislation in force and these Regulations, an extraordinary meeting may be convened by the said shareholders.

8.8. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request at any moment an auditing of the Company's financial and economic activity.

8.9. Shareholders (shareholder) jointly owning at least 25% of the Company's voting shares are entitled to get access and copies of accounting documents and minutes of the Company's Board meetings.

8.10. Shareholders – holders of the Company's ordinary stocks have other rights envisaged by the RF legislation in force, other statutory acts of the RF within their competence and these Regulations.»

Category: ***preferred***

Form of securities: ***nominal uncertified***

Nominal value of each share (rubles): *3*

Number of shares in circulation: ***525,992,822***

Number of additional shares under placement: ***no such shares***

Number of preferred stocks of A type: ***25,405,178***.

Number of shares on balance: ***no such shares***

Amount of additional shares that may be placed as a result of conversion of placed securities

converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights of the owners of this category (type) of shares:
Article 9 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF PREFERRED STOCKS OF A TYPE:

«9.1. Each Company's preferred stock of A type grants an equal scope of rights to a shareholder – its holder.

9.2. Holders of preferred stocks of A type are entitled to get an annual fixed dividend except as otherwise provided for by these Regulations. The total amount paid as a dividend for each preferred stock of A type is established at 10% of the Company's net profit according to the last fiscal year divided into a number of shares that constitute 25% of the Company's authorized capital.

If the amount of dividends paid by the Company for each equity stock for a definite year exceeds the amount due as dividends for each preferred stock of A type, the amount of dividends paid by the latter, shall be increased to the amount of dividends paid by equity stocks. The stated payments shall be performed at the payment of dividends for equity stocks.

9.3. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote when settling the issues on Company's rearrangement and disposal, as well as amending and supplementing the Company's Charter, when these amendments restrict rights of the said shareholders.

9.4. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote on all agenda items in the instance when, irrespective of the reasons, the shareholders' meeting did not decide on payment of dividends or decided on incomplete payment of dividends for preferred stocks of A type. Holders of preferred stocks of A type will enjoy this right starting from the meeting following the annual shareholders' meeting during which no decision was made on payment of dividends, and this right will be terminated upon the first instance of payment of dividends for these stocks in full.

9.5. Holders of preferred stocks of A type have the rights envisaged in items 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11 of this Charter for holders of the Company's equity stocks. These rights are granted to shareholders owning preferred stocks of A type when these stocks are not voting.

9.6. Holders of preferred stocks of A type have the rights envisaged in items 8.3, 8.6, 8.7, 8.8, 8.9 of this Charter for holders of the Company's equity stocks when preferred stocks of A type are voting for all issues within the competence of the general meeting of the Company's shareholders.

9.7. Holders of preferred stocks of A type are entitled to request Company's redemption of all or a part of stocks owned by the shareholder in the instances and according to the procedure envisaged by the RF legislation in force.

9.8. Holders of preferred stocks of A type owning at least 1% of votes at the GM are entitled to request from the Company to provide a list of persons entitled to participate in the meeting. At this, data of documents and postal addresses of the shareholders included in the list are provided only with their consent.

9.9. Shareholders – holders of preferred stocks of A type have other rights envisaged by the RF legislation in force, other statutory acts of the RF and this Charter.»

8.3. Previous issues of the issuer's securities except shares

8.3.1. Information on securities issues with all issued securities cancelled (annuled)

(1) Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***01***

Type: ***interest-bearing bonds***

Securities form: ***documentary to bearer***

State registration issue number: ***4-01-00194-A***
State registration issue date: ***October 17, 2001***
State registration date of issue result report: ***December 10, 2001***
State registration authority for issue and issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per security (rubles): ***1 000***
Securities issue volume per nominal value (rubles): ***600 000 000***
Issue bond redemption date: ***November 18, 2003***
Issue securities redemption basis: ***Obligation discharge on securities***

(2) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1-I***
Type: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration number: ***4-14-00194-A***
State registration date: ***October 11, 2002***
State registration authority: ***FCSM of the RF***
State registration date of issue result report: ***January 14, 2003***
Issue securities number: ***80,000 pcs.***
Nominal value per issue security (rubles): ***50***
Securities issue volume per nominal value (rubles): ***4,000,000***
Number of actually placed securities under the registered issue result report: ***22,674***
Redemption period: ***October 1, 2002 – October 1, 2003.***
Issue securities redemption basis: ***Obligation discharge on securities***

(3) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***02***
Type of securities: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration security issue number: ***4-02-00194-A***
State registration security issue date: ***June 25, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***August 15, 2002***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per issue security: ***1 000 rubles***
Securities issue volume per nominal value: ***600 000 000 rubles***
Redemption period: ***April 21, 2005***
Issue securities redemption basis: ***Obligation discharge on securities***

8.3.2. Information on securities issues with issued securities outstanding

Information about the total number and shareholding at par value (if there is a par value for this type of securities) of all outstanding (not cancelled) securities of the issuer:
The total number of all Issuer's outstanding (not cancelled) bonds:
7 791 308 bonds
Shareholding at par value of all outstanding (not cancelled) bonds of the Issuer: ***7 646 273 650 rubles***
(1) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***
Securities series: ***1-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-03-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***11,397 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***5,698,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive the nominal bond value from the issuer at redemption;

2) To receive the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage liabilities through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have an access to a telephone line, if technically feasible, by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Number of actually placed securities under the registered issue result report: ***11 397 pcs.***

Compulsory centralized depositary.

Bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application

from the bond owner to the Issuer:

- cash from the cash on-hand of the Company Kursk affiliate with the following address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed revenue shall be paid at redemption (pre-term redemption)

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

-Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security:

No security is stipulated.

(2) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***2-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-04-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***260 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***260,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue as 0.1 of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue as 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

- *Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible*
- *After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.*

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002 to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***260 pcs.***

Compulsory centralized depositary.

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Fixed income and nominal value shall be payable at redemption.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate

- Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account

- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

The phone service agreement is entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Obligation execution on issue bond revenue payment:

The Bonds of the issue have not matured.

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security: ***No security is stipulated.***

(3) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***3-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-05-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***5,396 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***2,698,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***5,396 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Bonds shall be redeemed in the currency of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

The phone is installed within 1 year from the phone services agreement conclusion date.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security: ***No security is stipulated.***

(4) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***4-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-06-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***70 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***70,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***70 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than at March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8. ***Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.***

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at

the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate

- Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account

- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: ***No security is stipulated.***

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(5) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***5-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-07-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***3,600 rubles***
Securities issue volume per nominal value: ***1,796,400 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1 of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement

4) To redeem bonds pre-term in the following cases:

Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;

After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002 to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***498 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as currency of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***April 18, 2006***

End date: ***April 18, 2007***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: ***No security is stipulated.***

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(6) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***6-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-08-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

– *Fifthly, other creditor including bond owners liabilities are settled as per current legislation.*

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***499 pcs***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***April 18, 2006***

End date: ***April 18, 2007***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(7) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***7-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-09-00194-A***

State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FSEC of the RF***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FSEC of the RF***

Issue securities number: ***499 pcs.***

Nominal value per issue security: ***1,500 rubles***

Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002 to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***499 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash or bank transfer in rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***April 18, 2006***

End date: ***April 18, 2007***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of

aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: ***No security is stipulated.***

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(8) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***8-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-10-00194-A***

State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***500 pcs.***

Nominal value per issue security: ***1,500 rubles***

Securities issue volume per nominal value: ***750,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement. The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***500 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form: ***Cash or bank transfer in rubles of the RF.***

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application, not earlier than on August 31, 2007, to the Company Kursk affiliate at: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be effected within 30 days, but not later than August 21, 2008, from the date of submission of the redemption application from the bond owner to the Issuer.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***August 31, 2007***

End date: ***August 31, 2008***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

First day after expiry of a 7-day period from the date of state registration of the security issue result report.

Pre-term redemption order and terms:

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:
Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.
Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(9) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***9-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-11-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***50 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***75,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have an access to a telephone line, if technically feasible, by entering into a phone service agreement The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond holder shall have the title to execute other rights stipulated by the legislation of the RF.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***50 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form: ***Settlement form – cash, bank transfer, as currency of the RF.***

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on August 31, 2007, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be performed within 30 days from the date of submission of the redemption application from the bond owner to the Issuer but not later than August 21, 2008.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***August 31, 2007***

End date: ***August 31, 2008***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

First day after expiry of a 7-day period from the date of state registration of the security issue result report.

Pre-term redemption order and terms:

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Nominal value and fixed income – while bond redemption, telephone installation – when the above conditions are met.

Payout procedure for issue bond yield:

Contract on providing telephone services shall be concluded within 3 days from the date when bond holder submits the following documents:

- passport or a title deed (other proprietary right) or document which confirms the tenant right to real estate in Kursk City

- extract from the record system of rights to securities which confirms availability of one or more bonds on applicant's account

- certificate on the technical ability to provide access to telephone network. Telephone is installed within a year upon conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered in the RF Federal Commission on Security Market (FCSM) on January 14, 2003.

(10) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***10-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-12-00194-A***

Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***200 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***300,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive the bond nominal value from the issuer at redemption.

2) Receive the fixed interest income at the rate of 0.1% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

4) Anticipated bond redemption in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address;

- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by the new bond holder before expiration of bond maturity..

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

***Right on** registered uncertified securities of Company is implemented in relation to persons registered in the record system of the bond holders register.*

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to the registered report on the results of issue: ***200 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption: ***Form of payment – cash, non-cash payment in the RF currency.***

Procedure and terms of bond redemption:

For bond redemption, its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than August 31, 2007.

*The issue shall redeem bonds by payment of nominal value and fixed **interest income at the rate of 0.1% of the bond nominal value.***

Failure to submit an application in writing does not dispose the issuer of obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on August 21, 2008 at the latest.

Payments are performed ***in order of received application precedence.***

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from the issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8

- by bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in the RF currency.

Redemption period of issued bonds:

Commencement date: ***August 31, 2007***

End date: ***August 31, 2008***

Anticipated redemption of issued bonds is optional.

The earliest period of presenting bonds for anticipated redemption:

The first day at the end of the 7 day period from the date of state registration of report on the results of the securities issue.

Anticipated bond redemption is performed in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address

- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by new bond holder before expiration of bond maturity.

In case of anticipated redemption, nominal value and fixed interest income at the rate of 0.1% of bond nominal value are paid.

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.1% of bond nominal value from the issuer when the bond is redeemed. Every holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Telephone is installed within a year after the date of concluding a contract on providing telephone services.

Payout procedure for issue bond yield:

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35, or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City

- extract from record system of rights to securities which confirms availability of one or more bonds on the applicant's account

- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(11) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***

Series of securities: ***11-K***

Type of securities: ***interest bearing bonds***

Form of securities: ***registered uncertified securities***

State registration number of the securities issue: ***4-13-00194-A***

Date of state registration of the securities issue: ***October 11, 2002***

The registration body which registered the securities issue: ***The RF FCSM***

Date of state registration of report on results of the securities issue: ***January 14, 2003***

The registration body which registered the report on results of the securities issue: ***The RF FCSM***

Quantity of securities of the issue: ***500 items***

Nominal value of one security of the issue: ***1,500 rubles***

Total nominal value of securities: ***750,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive bond nominal value from the issuer at redemption.

2) Receive fixed interest income at the rate of 0.2% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to registered report on the results of issue: ***500 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption: ***Form of payment – cash, non-cash payment in RF rubles***

Procedure and terms of bond redemption:

For bond redemption its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than October 26, 2008.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.2% of bond nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on April 26, 2009 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in currency of the RF.

Redemption period of issued bonds:

Commencement date: ***October 26, 2008***

End date: ***April 26, 2009***

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.2% of bond nominal value from the issuer when the bond is redeemed.

Each holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Telephone is installed within a year after the date of concluding a contract on providing telephone services.

Payout procedure for issue bond yield:

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City

- extract from record system of rights to securities which confirms availability of one or more bonds on applicant's account

- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(12) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***

Series of securities: ***2-И***

Type of securities: ***interest bearing bonds***

Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-15-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***400,000 items***
Nominal value of one security of the issue: ***50 rubles***
Total nominal value of securities: ***20,000,000 rubles***
Rights acquired for each paper security of the issue:

Every bond holder shall have the right to:

- Receive bond nominal value within a year from the date when the bond is redeemed

- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

The bond holder shall have right to:

- anticipated bond redemption at their nominal value in the RF currency when telephone is installed in time, but not before the installation, to the amount not exceeding rate of successive provision of access to local telephone network (installation of subscriber device) efficient as of the date of telephone installation. He/she can realize this right in case if, according to the concluded contract on providing local telephone services, rate on successive provision of access to local telephone network should be paid. If the bond holder did not realize the said right, i.e. paid the amount at the rate on successive provision of access to local telephone network, the block of bonds subject to redemption remains his property and is redeemed at the end of the bond maturity.

- sale of purchased bonds on secondary market at market value before the end of bond maturity

- re-execution of contract at another address (in presence of technical ability defined by Company) before telephone installation

- renewal of a lost copy of the contract on bond purchase and contract on providing local telephone services upon relevant application

- in case of the Company liquidation, to receive bond nominal value and payable interest income according to the procedure established by RF Civil Code after complete redemption of debts on compulsory payments to the budget and extra-budgetary funds taking into account precedence of submitting applications for anticipated redemption by bond holders and other creditors on other liabilities in view of Company liquidation.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Period of bond maturity: 7 (seven) years – from the date of starting bond placement to the date of starting their redemption.

Period of bond redemption: within a year from the date of bond redemption, or anticipatorily (in case of telephone installation), but not before the term of telephone installation.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Number of the actually placed securities according to registered report on the results of issue: ***212,701***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

Bonds are redeemed at their nominal value in currency of the RF
Procedure and terms of bond redemption:
Bonds are redeemed at their nominal value in currency of the RF after telephone installation or at any time within redemption period:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption.

Redemption period of issued bonds:

Commencement date: ***August 1, 2005***

End date: ***August 1, 2006***
Anticipated redemption of issued bonds is optional.

The earliest period of presenting bonds for anticipated redemption:

The issuer performs anticipated redemption within whole period of bond maturity, but not before registration date of report on the results of their issue
Terms and procedure of anticipated redemption:

Anticipated bond redemption is performed in case of concluding contract on providing local telephone services on the amount not exceeding payment level for provision of successive access to telephone network.

Amount of interest (coupon) bond yield:
Every bond holder shall have right to:

- Receive bond nominal value within a year from the date when the bond is redeemed

- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Procedure and terms of coupon yield payment:
Payout period for issue bond yield:
Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.
Payout procedure for issue bond yield:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption.
Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.
Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by The RF FCSM on January 14, 2003.

(13) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***3-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-16-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***350 items***

Nominal value of one security of the issue: ***6,000 rubles***
Total nominal value of securities: ***2,100,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have the right to:

- receive bond nominal value from the issuer at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

- in presence of technical ability, receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town.

Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to registered report on the results of issue: ***349 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

The issuer redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Procedure and terms of bond redemption:

Bond holder shall send application for its redemption to the issuer on July 1, 2007 at the earliest.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account

- via bank transfer to a current bank account.

Redemption period of issued bonds:

Commencement date: ***from the moment of claim for redemption, presented to the issuer by bond holder within the period from July 1, 2007 to August 31, 2007.***

End date: ***Payments are performed within 30 days from the date when holder submits application for redemption to the issuer.***

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from the issuer at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Bond holder shall have right to receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town, in presence of technical ability. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Income is paid after redemption (anticipated redemption) of bonds.

Payout procedure for issue bond yield:

Procedure of defining technical ability to provide access to telephone network and concluding contract on providing telephone services.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159

- No.2 – Lenina av., 13

- No.4 – Kukonkovykh st., 102

- No. 16 – B. Khmelnitskogo st., 3

- No. 25 – Ermaka st., 11

- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Pustosh-Bor place or region of postal department No. 14 (for individuals)

- a title deed (other proprietary right) or document with confirms tenant right to real estate in Pustosh-Bor place or region of postal department No. 14 (for legal entities)

- owner's application for provision of access to telephone network

- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account

- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Owners can file a request on technical ability to provide access to telephone network, redeem bonds at the following addresses:

- No.1 – Lezhnevskaya st., 159

- No.2 – Lenina av., 13

- No.4 – Kukonkovykh st., 102

- No. 16 – B. Khmelnitskogo st., 3

- No. 25 – Ermaka st., 11

- No. 43 – Svetlaya st., 6.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by The RF FCSM on January 14, 2003.

(14) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***

Series of securities: ***4-И***

Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-17-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***69 items***
Nominal value of one security of the issue: ***4,000 rubles***
Total nominal value of securities: ***276,000 rubles***

Every bond shall grant the rights to:

- receive bond nominal value from Company at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

- in presence of technical ability, receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If Company is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated Company is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the system.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to registered report on the results of issue: ***68 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue.

Form of bond redemption:

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Procedure and terms of bond redemption:
Bond holder shall send application for its redemption to Company at the following addresses on July 1, 2007 at the earliest:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to Company in order of ***precedence.***

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account at the above said addresses

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

Redemption period of issued bonds:

Commencement date: ***August 1, 2007***

End date: ***September 30, 2007***

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from Company at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Every bond shall grant right, in presence of technical ability, to receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Income is paid after redemption (anticipated redemption) of bonds.

Payout procedure for issue bond yield:

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for individuals); a title deed (other proprietary right) or document with confirms tenant right to real estate in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for legal entities)

- owner's application for provision of access to telephone network

- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account

- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Anticipated redemption is not stipulated.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities

issue was registered by the RF FCSM on January 14, 2003.

(15) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***03***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-18-00194-A***
Date of state registration of securities issue: ***August 1, 2003***
Name of registration body which performed state registration of securities issue: ***FCSM of the RF***
Date of state registration of report on results of securities issue: ***October 14, 2003***
Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***
Quantity of paper securities of the issue: ***2,000,000 items***
Nominal value of a paper security of the issue: ***1,000 rubles***
Output of paper securities in terms of nominal value: ***2,000,000,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to receive nominal value of the Bond indicated in Item 57.4 of Bond Prospectus and Item 4 of Decision on bond issue after Bond redemption.
Bond holder shall have right to receive interest income of Bond nominal value (coupon yield) which procedure is indicated in Item 57.11. of Bond Prospectus and Item 8.3. of Decision on bond issue
In case of Issuer liquidation Bond holder shall have right to receive nominal value of the Bond in order of precedence established according to Article 64, Civil Code of the RF.
Bond holder shall have right to sell or otherwise alienate Bonds.
Bond holder shall have right to realize other rights provided for by the legislation of the RF.
If Issuer denies obligations on the bonds, bond holders and/or nominee holders shall have right to demand fulfillment of obligations from the person, who provided security of bond issue.

The person who provided security of this bond issue is Bassian Invest Limited Liability Company

Location: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***
Postal address: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***
Individual taxpayer number: ***7710838686***
Procedure and terms of security placement:
Method of placement: ***public offering***
Actual period of placement: ***from September 16, 2003 to September 17, 2003***
Quantity of actually placed paper securities according to registered report on the results of issue: ***2,000,000***

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***125009, RF, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
License number: ***177-03431-000100***
Date of licensing: ***December 4, 2000***
Validity of license: ***unlimited validity***
License issuer: ***FCSM of the RF***

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Procedure and terms of bond redemption, including redemption period.

Bonds are redeemed under Issuer's instructions by paying agent (hereinafter referred to as Paying agent) which functions are performed by:
Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)
Short firm name of organization: ***MDM-Bank OJSC.***

Location: ***115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Postal address*: **115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published in Vedomosty and/or Izvestya newspapers by Issuer at least in 10 (ten) business days before such appointments or their cancel.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bond is redeemed at its nominal value.

Bond is redeemed by non-cash payment to Bond holder in currency of the RF.

It is presumed that nominee holders, NDC bailors are authorized to receive bond redemption sums. NDC bailor and/or other person, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated in the List of Bond holders and/or nominee holders to NDC not later than on the 3 (third) business day before the fixed date of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 6 sixth business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

Not later than on the 2 (second) business day before the date of Bond redemption NDC provides Issuer and/or Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

In case if Bonds are transferred to nominee holder by the bond holder and nominee holder is authorized to receive Bond redemption sums, full name of nominee holder should be indicated.

In case if Bonds were not transferred to nominee holder and/or nominee holder is not authorized to receive Bond redemption sums by the bond holder, full name of Bond holder should be indicated (Bond holder's surname, name and patronymic – for individuals)

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums

c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number

- name of the bank where the account is opened

- correspondent account of the bank where the account is opened

- bank identification code of the bank where the account is opened

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the person authorized to receive Bond redemption sums (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and actuality of the banking account details submitted to NDC at their option. In case of failure to submit or untimely submitting the said details, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Not later than on the 2 (second) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of

Bond holders and/or nominee holders.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums indicated in the list of Bond holders and/or nominee holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of issued bonds:

Commencement date: ***the 1095th (one thousand and ninety fifth) day from the date of starting issue Bond placement***

End date: ***Dates of start and end of Bond redemption are the same. Anticipated redemption is not stipulated.***

Amount of interest (coupon) bond yield:

Coupon (interest) period		***Amount of interest (coupon) bond yield:***
Commencement date	***End date***	

Coupon: 1 Interest rate on the first coupon is defined by holding an auction among potential customers of Bonds on the first day of initial placement of issue bonds. On the day of the auction on defining interest rate on the first Bond coupon Section Members submit applications for the auction using MICEX trade system both at own expense and at the expense of and under instructions of clients. Time period of submitting applications for the auction on defining interest rate on the first Bond coupon is established by MICEX as agreed with Issuer and Underwriters. Section Members send applications for Bond purchase to one of Underwriters with indication of the following important conditions:

1) Purchase price - 100 % of nominal value

2) Quantity of Bonds which potential customer wants to purchase, in case if Issuer fixes interest rate on the first Bond coupon over or equal to acceptable interest rate indicated in the application

3) Amount of interest rate on the first coupon which is acceptable for investor. "Amount of acceptable interest rate" means the amount of interest rate on the first coupon fixed by Issuer which ensures that potential investor will be ready to purchase the quantity of Bonds indicated in application at the price which amounts to 100% of nominal value. Amount of acceptable interest rate shall be indicated in percent p.a. within the accuracy of hundredth percent.

Monetary funds shall be reserved to the amount sufficient for full payment for Bonds indicated in applications taking into account MICEX commission fees.

Applications which one or more of the abovesaid important conditions do not meet requirements specified in Items a.1-a.3, as well as applications not secured by sufficient monetary funds are not accepted to the auction on defining interest rate.

At the end of period of application submitting to the auction on defining interest rate on the first Bond coupon, MICEX prepares registers of the applications submitted to each Underwriter and delivers them to Issuer and Underwriters. On the basis of the application registers received from MICEX, Underwriters form a combined application register.

On the basis of combined register of applications submitted to the auction Issuer makes decision on the amount of interest rate on the first coupon and informs Underwriters and MICEX on the taken decision in writing.

Underwriters publish an announcement on the amount of interest rate on the first coupon using MICEX trade system by sending electronic messages to all Section Members.

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Amount payable for the first coupon per a Bond is calculated by the following formula: K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %, where K(1) - amount payable for the first coupon per a Bond, rubles N - nominal value of a Bond, rubles C(1) - amount of interest rate on the 2nd coupon.

		percent p.a. T(0) - commencement date of the first coupon period T(1) - end date of the first coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

2. Coupon: 2 Interest rate of coupon yield on the second coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	Сумма выплат по второму купону в расчете на одну Облигацию определяется по формуле: К(2)= С(2) * N * (Т(2) - Т(1))/ 365/ 100 %, где К(2) - сумма выплат по второму купону в расчете на одну Облигацию, руб.; Amount payable for the second coupon per a Bond is calculated by the following formula: $K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100$ %, where K(2) - amount payable for the second coupon per a Bond, rubles N - nominal value of a Bond, rubles C(2) - amount of interest rate on the 2nd coupon, percent p.a. T(1) - commencement date of the second coupon period T(2) - end date of the second coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

3. Coupon: 3 Interest rate of coupon yield on the third coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement	Amount payable for the third coupon per a Bond is calculated by the following formula: $K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100$ %, where K(3) - amount payable for the third coupon per a Bond, rubles N - nominal value of a Bond, rubles

the issue Bonds.	of the issue Bonds.	C(3) - amount of interest rate on the 3rd coupon, percent per annum T(2) - commencement date of the third coupon period T(3) - end date of the third coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

4. Coupon: 4 Interest rate of coupon yield on the fourth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	Amount payable for the fourth coupon per a Bond is calculated by the following formula: $K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 \%$, where K(4) - amount payable for the fourth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(4) - amount of interest rate on the 4th coupon, percent p.a. T(3) - commencement date of the fourth coupon period T(4) - end date of the fourth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

5. Coupon: 5 Interest rate of coupon yield on the fifth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Amount payable for the fifth coupon per a Bond is calculated by the following formula: $K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 \%$, where K(5) - amount payable for the fifth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(5) - amount of interest rate on the 5th coupon, percent p.a. T(4) - commencement date of the fifth coupon period T(5) - end date of the fifth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks

		(round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

6. Coupon: 6 Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.	Amount payable for the sixth coupon per a Bond is calculated by the following formula: K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, where K(6) - amount payable for the sixth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(6) - amount of interest rate on the 6th coupon, percent p.a. T(5) - commencement date of the sixth coupon period T(6) - end date of the sixth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon rate is fixed on the day of placement on the auction, is the same for all the following coupons and amounts to 12.35% per annum. Procedure of fixing coupon rate is described above in Sub-item 8.3 of the Decision on bond issue.

Payout procedure and terms for issue bond yield:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	End date		
1. Coupon: 1			
Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the first coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or

		fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:

Bond yield for all coupons is paid to NDC bailors' accounts in currency of the RF. If Bond holder is not a NDC bailor, he/she can authorize bonders - NDC bailor to receive the sums of Bond yield payments.

Bond yield is paid in behalf of NDC bailors as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of bonders). Obligations in relation to a bond holder included in the list of Bond holders are considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders.

Not later than in 3 (three) business days before the payout date of Bond yield NDC provides Issuer and/or Paying agent with the list of bonders, prepared as of the Date of preparing list of bonders which includes the following information:

a) Full name of bonders.

b) quantity of Bonds registered on corresponding bonder's custody account

c) location and postal address of bonder.

d) banking account details of bonder, specifically:

- account number
- individual taxpayer number of bonder
- name of bonder's bank
- correspondent account of bonder's bank
- bank identification code of bonder's bank

e) tax position of NDC bailor (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)

Bonder shall check the completeness and actuality of the banking account details submitted to NDC at its option. In case of failure to submit or untimely submitting the said details to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Not later than in 2 (two) days before the payout date of Bond yield Issuer transfers appropriate monetary funds to Paying agent's account.

On the basis of the list of bonders provided by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of bonders authorized to receive sums of Bond yield.

On the payout date of Bond yield Paying agent transfers appropriate monetary funds to the accounts of bonders in behalf of Bond holders.

In case if one person is authorized to receive Bond yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

2. Coupon: 2

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the second coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:

Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

3. Coupon: 3

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the third coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon described above.			

4. Coupon: 4

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the fourth coupon shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for

		fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon described above.			

5. Coupon: 5

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the fifth coupon shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon

			yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:

Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon described above.

6. Coupon: 6

Датой начала купонного периода шестого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.	Датой окончания купонного периода шестого купона выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска.	Датой выплаты купонного дохода по шестому купону выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода").Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления

			перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по и погашения данного выпуска последнему купону Облигаций.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon described above.			

Issuer pays coupon (interest) yield through paying agent.

Full name: ***Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)***

Short name: ***MDM-Bank OJSC.***

Location: ***115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Postal address***: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Paying agent's responsibilities and functions:

Paying agent shall be obliged to:

- transfer monetary funds to the persons authorized to receive sums from Bond redemption and coupon yield – Bond holders and/or Bond nominee holders – of the amount, in terms and procedure established by Decision on issue and Prospectus of issue bonds on behalf of, at the expense of and under instructions of Issuer. Paying agent performs any transfer of monetary funds on Bonds in case if Issuer has transferred monetary funds sufficient for performing such payments to Issuer's account opened at Paying agent's bank.
- calculate sums of monetary funds subject to payment to every person authorized to receive sums from Bond redemption and coupon yield according to the procedure established by Decision on issue and Prospectus of issue bonds
- submit written reports on performed Bond Payments to Issuer according to the procedure and terms established by Contract concluded between Issuer and Paying agent.
- provide Bond holders and nominee holders with the information on amount, terms and conditions of payment on Bond coupon yield, as well as on terms and conditions of Bond redemption.
- at Issuer's request provide information received by Paying agent from Depositary in connection with exercising functions of Paying agent on Bonds of the issue.

- keep confidential information received by Paying agent in connection with its exercising functions, if this information is not accessible to the public and is not subject to disclosure according to normative acts of the RF.

Type of Bond cover: *Guarantee*

Amount of Bond cover (rubles.): ***2,000,000,000 and sum of interest yield***

(16) Kind, series (type), form and other identification characteristics of paper securities

Kind of paper securities: ***bonds***

Series of paper securities: ***04***

Type of paper securities: ***documentary bearer bonds***

Form of paper securities: ***registered uncertified securities***

State registration number of securities issue: ***4-19-00194-A***

Date of state registration of securities issue: ***June 29, 2004***

Name of registration body which performed state registration of securities issue: ***FCSM of the RF***

Date of state registration of report on results of securities issue: ***October 12, 2004***

Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***

Quantity of paper securities of the issue: ***7,000,000 items***

Nominal value of a paper security of the issue: ***1,000 rubles***

Output of paper securities in terms of nominal value: ***7,000,000,000 rubles***

Quantity of placed paper securities of the issue: ***5,622,595 items***
Nominal value of placed paper securities of the issue: ***5,622,595,000 rubles***

Rights acquired for each paper security of the issue:

Bonds represent direct simple obligations of Open Joint-Stock Company «Central Telecommunication Company» (hereinafter referred to as Issuer).

1. Bond holder shall have right to receive Bond nominal value within the period stipulated by Bond.
2. Bond holder shall have right to receive coupon yield (interest of Bond nominal value) at the end of every coupon period.

In case of Issuer's default on obligations on Bonds or improper fulfillment of relevant obligations (including default, technical default) according to Item 9.7. and Item 12.2. of Decision on paper security issue and Item 9.1.2. Sub-item e) and Item 9.1.2. Sub-item 3) of Prospectus of paper securities, Bond cover in the form of guarantee is stipulated. Guarantor shall be obliged to answer to Bond holders for Issuer fulfillment of obligations on Bonds on payment of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles, on payment of total Bond coupon yield.

Bond holder shall have right to submit claim to guarantor, Telecom-Terminal Limited Liability Company, according to terms of security specified in Item 12.2. of Decision on paper security issue and Item 9.1.2. Sub-item 3) of Prospectus of paper securities. When rights to Bond are transferred to a new holder (purchaser), the latter acquires all rights resulting from the guarantee. Transfer of the rights resulting from the guarantee without transfer of rights to Bond is not valid.

4. Bond holder shall have right to receive investment funds back, in case if Bond issue is recognized to be abortive or invalid.

5. Besides the listed rights, Bond holder shall have right to realize other property rights provided for by the existing legislation of the RF.

The person who provided security of this bond issue is Telecom-Terminal Limited Liability Company.
Location: ***RF, 153000, Ivanovo Town, Lenina st., 13***
Postal address: ***RF, 153000, Ivanovo Town, Lenina st., 13***
Individual taxpayer number: ***3731033198***

Procedure and terms of security placement:

Method of placement: ***public offering***

Actual period of placement: ***from August 17, 2004 to August 18, 2004***

Quantity of actually placed paper securities according to registered report on the results of issue: ***5,622,595***

Information on obligatory central storage:
Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***117049, RF, Moscow City, Zhitnaya st., 12***
License number: ***177-03431-000100***
Date of licensing: ***December 4, 2000***
Validity of license: ***unlimited validity***
License issuer: ***FCSM of the RF***

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Procedure and terms of bond redemption, including redemption period.

Procedure of bond redemption:

Bonds are redeemed under instructions and at the expense of Issuer. Functions of paying agent are performed by ROSBANK Joint-Stock Commercial Bank (open joint-stock company) (hereinafter referred to as Paying agent) registered at the address: 107078, Moscow, Mashy Poryvaevoi st., 11, located at the address: 107078, Moscow, Mashy Poryvaevoi st., 11.

Issuer can appoint additional and other paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Bonds are redeemed at the nominal value on the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bonds are redeemed by non-cash payment to Bond holders in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond redemption on the basis of the list of Bond holders and/or nominee holders provided by NDC (hereinafter referred to as List of Bond holders and/or nominee holders).

NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6 (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond redemption
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond redemption
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.

Not later than on the 4 (forth) business day before the date of Bond redemption NDC provides

Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums

c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the bond holder and the person authorized to receive Bond redemption sums.

Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.

In case of failure to submit or untimely submitting the said information, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond redemption. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.

Not later than on the 3 (third) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums in behalf of Bond holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of bonds of the issue:

Commencement date of redemption:

Commencement date of Bond redemption shall be the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

End date of redemption:

Dates of start and end of Bond redemption are the same.

Form of Bond redemption:

Bonds of the issue are redeemed by non-cash payment in currency of the RF. Bond holders' choice of Bond redemption form is not stipulated.

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	**End date**		
1 Coupon: Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.			
Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	End date of coupon period on the first coupon of the issue shall be the commencement date of coupon period on the second coupon which starts on the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	Payout date of coupon yield on the 1st coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:

Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield.

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and validity of the information submitted to NDC at their option. They bear all risks connected with failure to promptly submit information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond coupon yield payment on the basis of the list of Bond holders and/or

nominee holders submitted by NDC (hereinafter referred to as List of Bond holders and/or nominee holders)

NDC bailor, not authorized to receive Bond coupon yield sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6th (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond coupon yield include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond coupon yield
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond coupon yield
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be Bond holder.

Not later than on the 4 (forth) business day before the payout date of Bond coupon yield Depositary provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond coupon yield sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond coupon yield sums

c) location and postal address of the person authorized to receive Bond coupon yield sums

d) banking account details of the person authorized to receive Bond coupon yield sums, specifically:

- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond coupon yield sums

f) tax position of the bond holder and the person authorized to receive Bond coupon yield sums.

In case of failure to submit or untimely submitting the said information to NDC by Bond holder, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond coupon yield payment. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting and/or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. On the basis of the list of Bond holders and/or nominee holders submitted by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond coupon yield sums. Not later than on the 3rd (third) business day before the payout date of Bond coupon yield Issuer transfers appropriate monetary funds to Paying agent's account. On the payout date of Bond coupon yield Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond coupon yield sums in behalf of Bond holders. In case if one person is authorized to receive Bond coupon yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

2 Coupon: Interest rate on the second coupon is equal to the first coupon rate.

Commencement date of the second coupon period shall be the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	End date of the second coupon period shall be the commencement date of the third coupon period which starts on the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 2nd coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

3 Coupon: Interest rate on the third coupon is equal to the first coupon rate.

Commencement date of the third coupon period shall be the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	End date of the third coupon period shall be the commencement date of the fourth coupon period which starts on the 549th (five hundred and forty ninth) day	Payout date of coupon yield on the 3rd coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

	from the date of starting Bonds placement.	coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon.			

4 Coupon: Interest rate on the fourth coupon is equal to the first coupon rate.

Commencement date of the fourth coupon period shall be the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	End date of the fourth coupon period shall be the commencement date of the fifth coupon period which starts on the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 732nd (seven hundred and thirty second) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon.			

5 Coupon: Interest rate on the fifth coupon is equal to the first coupon rate.

Commencement date of the fifth coupon	End date of the fifth coupon period shall	Payout date of coupon yield on the 5th	Bond coupon yield is paid in behalf of Bond

period shall be the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	be the commencement date of the sixth coupon period which starts on the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	coupon shall be the 915th (nine hundred and fifteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon.			

6 Coupon: Interest rate on the sixth coupon is equal to the first coupon rate.

Commencement date of the sixth coupon period shall be the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	End date of the sixth coupon period shall be the commencement date of the seventh coupon period which starts on the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 6th coupon shall be the 1098th (one thousand and ninety eighth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon.

7 Coupon: Interest rate on the seventh coupon is equal to the first coupon rate.

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	Payout date of coupon yield on the 7th coupon shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the seventh coupon is similar to the payout procedure of the first coupon.			

8 Coupon: Interest rate on the eighth coupon is equal to the first coupon rate.

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	End date of the eighth coupon period shall be the commencement date of the ninth coupon period which starts on the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 8th coupon shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the eighth coupon is similar to the payout procedure of the first coupon.			

9 Coupon: Interest rate on the ninth coupon is equal to the first coupon rate.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	End date of the ninth coupon period shall be the commencement date of the tenth coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	Payout date of coupon yield on the 9th coupon shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the ninth coupon is similar to the payout procedure of the first coupon.			

10 Coupon: Interest rate on the tenth coupon is equal to the first coupon rate.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 1830th day from the date of starting placement of the issue Bonds. If payout date of coupon yield on	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the tenth coupon is similar to the payout procedure of the first coupon.			

Date of preparing list of bond holders for fulfilling bond obligations (interest (coupon) payment, redemption): *Issuer fulfills Bond obligations in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.*

Obligation in relation to a Bond holder included in the list of Bond holders is considered to be duly fulfilled in case of Bond alienation after the date of preparing List of Bond holders.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Issuer pays coupon (interest) yield and redeems Bonds through Paying agent.

Full name: ***ROSBANK Joint-Stock Commercial Bank (open joint-stock company)***

Short name: ***ROSBANK JSCB OJSC***

Location: ***107078, Moscow, Mashy Poryvaevoi st., 11***

Postal address: ***107078, Moscow, Mashy Poryvaevoi st., 11***

License number of credit institution: ***General license for performing banking operations No. 2272***

License issue date: ***January 27, 2003***

Authority issued the said license: ***Central Bank of the RF (Bank of Russia)***

Paying agent's functions:

Paying agent operates on the basis of the contract on Paying agent concluded with Issuer. Under this contract:

1) Paying agent shall be obliged to transfer payments for Bond redemption, Bond coupon yield payments on behalf of and at the expense of the Issuer, as well as provide consultancy services on preparing documents required for Issuer fulfilling obligations on payment of coupon yield sums and Bond nominal value at Issuer's request.

2) Paying agent shall be obliged to notify the issuer on the performed payments within 1 (one) business day from the date of corresponding payment of coupon yield and/or Bond nominal value.

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Type of Bond cover: *Guarantee*

Guarantee sum is determined by the amount of Bond Issuer's monetary obligations to Bond holders on payment of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles and combined Bond coupon yield.

8.3.3. Information on securities issues under which the issuer failed to perform its obligations (default)

Issues, which paper security obligations have not been fulfilled by Issuer (default), - ***none***.

8.4. Information on entity (entities) which provided a collateral for the bond issue

(1) Obligations on documentary interest inconvertible bearer bonds series 03:
Information about person (persons), who provided security for outstanding bonds:
Full name: ***Bassian Invest Limited Liability Company***
Short name: ***Bassian Invest LLC***
Location: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***

2) Obligations on documentary interest inconvertible bearer bonds series 04:
Information about person (persons), who provided security for outstanding bonds:
Full name: ***Telecom-Terminal Limited Liability Company***
Short name: ***Telecom-Terminal LLC***
Location: ***RF, 153000, Ivanovo Town, Lenina st., 13***

8.5. Terms and conditions of the collateral to ensure performance of obligations under the bond issue

Obligations on documentary interest inconvertible bearer bonds series 03:

Type of security (method of provided security):
Guarantee
Amount of security (rubles): ***2,000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

Bond purchase represents bond purchaser's conclusion of a contract according to which bond issue security is provided. When rights to a bond are transferred to a Bond purchaser, the latter acquires rights under the said contract to the extent and terms existing as of the moment of bond rights transfer. In this case written contract is considered to be observed.
Bassian Invest LLC shall be obliged to fulfill obligations on behalf of Issuer to Bond holders unless and until it is stated that Issuer can not fulfill obligations to Bond holders.
Bassian Invest LLC shall be obliged to fulfill Issuer's obligations to Bond holders, who have right to demand the Company to fulfill its obligations according to the concluded Agreement in presence of all the following conditions:
Issuer did not pay or incompletely paid coupon yield in the form of interest of Bond nominal value to Bond holders within the period set by Decision on issue and Prospectus of Bond issue
Issuer did not pay or incompletely paid Bond nominal value after its redemption within the period set by Decision on issue and Prospectus of Bond issue to Bond holders.
Presence of all the said conditions represents the fact of Issuer's non-fulfillment of its obligations to holders.
In case of the said conditions occurrence Guarantor fulfills Issuer's obligations according to the following procedure:

Bond holder or a person authorized by bond holder shall have right to submit a claim in writing on fulfilling Issuer's obligations (hereinafter referred to as Claim) to Guarantor. The said Claim shall include:

- full name (surname, name, patronymic)of Bond holder, and full name of nominee holder in case if Bonds have been transferred to nominee holders and nominee holder is authorized to receive sums of monetary funds on Bonds payable to Bond holder
- quantity of Bonds belonging to Bond holder
- location and actual address, contact telephones of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder
- tax position of Bond holder (resident, non-resident performing its activity through a permanent representation in the RF; non-resident receiving income not connected with permanent representation; individuals – tax residents of the RF; individuals actually staying on the territory of the RF for at least 183 days per calendar year; foreign citizen; stateless person)
- banking account details of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder

The following documents shall be attached to the Claim:

- documents which confirm Bond holder's property right to the quantity of Bonds indicated in the Claim (extract from Bond holder's custody account or other similar document)
- document which confirms right of Bold holder's authorized person to sign the Claim on behalf of Bond holder
- documents which confirm Issuer's non-fulfillment or undue fulfillment of its Obligations .

Bond holder or a person authorized by bond holder sign the claim. In this case if Bond holder or authorized person is a resident legal entity, the Claim should be signed by director and chief accountant of corresponding legal entity and sealed by the legal entity. In this case if Bond holder or authorized person is a non-resident legal entity, the Claim should be signed by director of corresponding legal entity and sealed by the legal entity, or signed by authorized representative of this legal entity.

The said Claim should be submitted to Guarantor within 6 (six) months after the date of Issuer's fulfilling obligations (end of the last day of the period if obligations fulfillment is stipulated within a definite time period).

Guarantor shall pay total nominal value of Bond belonging to the Bond holder and/or due interest (coupon yield) to corresponding Bond holder or nominee holders authorized to receive sums of monetary funds on Bonds payable to Bond holder within 1 (one) month from the date of submitting the Claim.

Issuer's net asset worth as of the date of providing security – ***15,049,625 th. rubles***
Issuer's net asset worth as of the last reporting date before provision of security: ***-1,579 th. rubles***
Guarantor's net asset worth as of the end of accounting quarter - ***1,643 th. rubles***

Obligations on documentary interest inconvertible bearer bonds series 04:

Type of security (method of provided security):
Guarantee

Amount of security (rubles): 7***,000,000;000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

Provisions of Item 12.2 of Decision on security paper issue and Item 9.1.2, Sub-item 3) of Prospectus of paper securities are Guarantor's offer to conclude a contract of guarantee subject to the said conditions (hereinafter referred to as Offer).

For the purpose of ensuring due fulfillment of obligations on documentary interest inconvertible bonds

series 04 with obligatory central storage, nominal value of 1,000 (one th. rubles), quantity of 7,000,000 (seven million) items (hereinafter referred to as Bonds) by Tsentralnaya Telecommunikatsionnaya Companya Open Joint-Stock (hereinafter referred to as Issuer), Guarantor hereby commits to answer to Bond purchasers (hereinafter referred to as Holders) for Issuer's fulfilling Issuer's obligations on payment of total sum of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles and payment of combined Bond coupon yield (hereinafter referred to as Obligations) according to the procedure established by Decision on paper security issue and Prospectus of paper securities.

Guarantor and Issuer are jointly liable for Issuer's non-fulfillment of obligations.

Guarantor shall bear responsibility to the amount not exceeding total nominal value of Bond issue which is 7,000,000,000 (seven billion) rubles and combined coupon yield on 7,000,000 (seven million) Bonds to Bond holders. Guarantor is not responsible for compensation of Holders' law expenses for collection of debts from Issuer and other Holders' losses and/or penal sanctions caused by Issuer's non-fulfillment or undue fulfillment of obligations on payment of Bond nominal value and/or Bound coupon yield.

Guarantor is responsible for fulfillment of Issuer's Obligations in presence of all the following conditions:

- Holder or a person duly authorized by Holder has submitted a claim on fulfillment of relevant Obligation (hereinafter referred to as Claim) to Guarantor

- The Claim includes:

(a) character of non-fulfilled Issuer's Obligations to Holder

(b) amount of non-fulfilled Issuer's Obligations to Holder

(c) full firm name (surname, name, patronymic – for individual) of Holder and person authorized to receive Bond payments (in case of such appointment)

(e) location (place of residence) of Holder and person authorized to receive Bond payments (in case of such appointment)

(f) for individuals – passport series and number, date of issue, issuing authority

(g) country where Holder is a tax resident

(h) quantity of Holder's Bonds subject to payment and

(i) banking details of Holder and person authorized to receive Bond payments

- The following documents are attached to the Claim:

(a) a copy of extract on Holder's custody account certified by the depositary who records and attests right to Bonds, with indication of quantity of Bonds belonging to Holder

(b) in case of Claim submitting by Holder's representative, documents which confirm authority of the person submitting the Claim executed according to existing normative legal acts of the RF.

The Claim is signed by Holder or person authorized to submit Claim. If the Claim is submitted by a legal entity, it should be sealed by this legal entity.

Claims can be submitted to Guarantor within the period not exceeding two years from the date of Bond redemption set in Prospectus of paper securities.

Guarantor makes relevant payments within 30 (thirty) days from the date of receiving the Claim to the account indicated in the Claim.

Bond purchase means Offer accept that is concluding a contract of guarantee between Bond purchaser and Guarantor on the foregoing conditions. The said contract of guarantee is considered to be concluded from the moment of first Bond holder acquiring rights to Bonds. In this case written contract is considered to be observed. When rights to a Bond are transferred to a Bond purchaser, the latter acquires rights of Bond holder under the said contract to the extent and terms existing as of the moment of Bond rights transfer. Transfer of the rights resulting from the said contract without transfer of rights to Bond is not valid.

The offer is an irrevocable one.

All disputes arising in connection with this Offer and contract of guarantee concluded by accepting the Offer are solved by Arbitration court of Moscow City or a regular court of respondent's place of residence.

Legal relationship in connection with this Offer and contract of guarantee concluded by accepting the Offer are governed by the RF legislation.
Issuer's Bond obligations which fulfillment is covered by provided security:
The foregoing guarantee covers the following Issuer's Bond obligations:
- payment of total sum of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles after Bond redemption
- payment of combined Bond coupon yield according to the procedure established in Decision on paper security issue and Prospectus of paper securities.
Other conditions of security of fulfilling Bond obligations: none
Procedure of notification (information disclosure) on change of security conditions of fulfilling Bond obligations happened for reasons not depended by Issuer or holders of bonds with security:
Issuer's official notification on change of security conditions of fulfilling Bond obligations happened for reasons not depended by Issuer or holders of bonds with security is published according to procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. Prospectus of paper securities.
Bond with security provides its holder with all rights resulting from this security.
When rights to a bond with security are transferred to a new holder (purchaser), the latter acquires all rights resulting from this security.

Transfer of the rights resulting from provided security without transfer of rights to the bond is not valid.

Issuer's net asset worth as of the date of providing security ***–15 530 531 th. rubles***
Issuer's net asset worth as of the last reporting date before provision of security: ***819 th. rubles***
Guarantor's net asset worth as of the end of accounting quarter: *information will be provided after the issue of the Annual Accounting Report for 2005.*

8.5.1. Terms and conditions of the collateral to ensure performance of obligations with mortgage cover
No bonds with mortgage cover have been placed by the Company.

8.6. Information on the organizations keeping records of rights on the securities issued by the issuer

Person who maintains records of the Issuer's registered stocks holders register: **Registrar**
Name: ***Open Joint-Stock Company «Unified Registration Company»***
Short name: **OJSC *«URC» (in Russian OAO «OPK»)***
Location: ***70 Pyatnitskaya Str., Moscow, 113095***
Registrar license number for performing activity on keeping register of security holders: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Duration: ***non stipulated***
Issuing authority: ***Federal Committee on Security Market***
Date from which the said registrar keeps register of inscribed securities of the issuer: ***13.12.2005***

Depositary performs central storage of the following paper securities:
Name: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***Russia, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
License number of professional member of security market for performing depositary activity: ***177-03431-000100***
Date of issue: ***04.12.2000***

Duration: ***not limited***

Issuing authority: ***FCSM of Russia***

Depositary performs central storage of the following paper securities:

- Certificate of documentary interest inconvertible bearer bonds series 03 with obligatory central storage. State registration number of the issue - 4-18-00194-A dated August 1, 2003, total quantity of issued bonds – 2,000,000 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 2,000,000,000 rubles.
- Certificate of documentary interest inconvertible bearer bonds series 04 with obligatory central storage. State registration number of the issue - 4-19-00194-A dated June 29, 2004, total quantity of issued bonds – 5,622,595 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 5,622,595,000 rubles.

8.7. Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to nonresidents

1. RSFSR Law dated June 26, 1991 *On investment activity in RSFSR* (with amendments dated June 19, 1995 No. 89-FZ, dated February 25, 1999 No. 39-FZ, dated January 10, 2003 No. 15-FZ)..

2. Federal Law dated July 9, 1999 No. 160-FZ *On foreign investments in the RF* (Federal Laws edition dated March 21, 2002 No. 31-FZ, dated July 25, 2002 No. 117-FZ, dated December 8, 2003 No. 169-FZ).

3. Federal Law dated April 22, 1996 No. 39-FZ *On security market* (Federal Laws edition dated November 26, 1998 No. 182-FZ, dated July 8, 1999 No. 139-FZ, dated August 7, 2001 No. 121-FZ, dated December 28, 2002 No. 185-FZ, dated June 29, 2004 No. 58-FZ, dated July 28, 2004 No. 89-FZ).

4. Federal Law dated December 10, 2003 № 173-FZ "*On foreign investments in the RF*" (Federal Laws edition dated June 29, 2004 № 58-FZ, dated July 18, 2005 № 90-FZ).

5. Decree of the President of the RF dated June 10, 1994 No. 1184 *On improvement of bank system work of the RF* (Decree edition of the President of the RF dated April 27, 1995 No. 419).

6. Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts* (Instruction edition of Central Bank of the RF dated December 16, 2004 No. 1529-У).

7. Instruction of Central Bank of the RF dated June 15, 2004 No. 117-И *On procedure of providing authorized banks with documents and information by residents and non-residents while performing currency operations, procedure of authorized banks recording currency operations and preparing operation ID.*

8. Regulations for procedure of authorized banks re-establishing non-residents' accounts of C type opened in authorized banks in connection with adoption of Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts*, adopted by Central Bank of the RF on June 15, 2004 No. 260-П.

9. Instruction of Central Bank of the RF dated December 28, 2000 No. 96-И *On non-residents' special accounts of C type* (Instruction edition of Central Bank of the RF dated February 25, 2003 No. 1253-У, dated August 13, 2003 No. 1319-У).

10. Instruction of Central Bank of the RF dated June 29, 2004 № 1465-У «About setting requirements for reservation when entering monetary funds to the special bank accounts and when charging monetary funds off the special bank accounts» (Instruction of Central Bank of the RF edition dated December 29, 2004 № 1540-У).

11. International double taxation agreements of the RF.

12. Other legislative acts of the RF.

8.8. Taxation of income incurred on placed and to be placed issued securities.

Taxation of income from placed and being placed issuing paper securities of Issuer is governed by the Tax Code of the RF (hereinafter referred to as TC), as well as other normative legal acts of the RF adopted in compliance with the Tax Code of the RF.

TAX RATES

	Legal entities		Individuals	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which: federal budget – 6.5% constituent entity budget – 17.5%)	20%	13%	30%
Income from conversion of securities	24% (of which: federal budget – 5% constituent entity budget – 17% local budget– 2%)	20%	13%	30%
Income in the form of dividends	9%	15%	9%	30%

TAXATION PROCEDURE FOR INDIVIDUALS.

Type of income – income tax.

Income form sources in the RF includes:

- dividends and interests received from Russian organizations, as well as interests received from Russian individual enterprisers and (or) foreign organizations in connection with activity of their permanent representations in RF
- income from conversion of shares or other paper securities in RF, as well as partnership shares in organization registered capital.

Tax base.

Taxpayer's income received in form of material benefit is material benefit received from paper security purchase. Tax base is defined as exceeding of taxpayer's actual gross expenditures for paper securities purchase by paper securities market value, defined on the basis of fluctuation limits of paper securities market value. Procedure of defining paper securities market value and fluctuation limits of paper securities market value is established by a federal authority regulating security market.

While defining tax base on income from securities business income received from the following operations shall be taken into account:

- purchase and sale of paper securities marketable on organized security market
- purchase and sale of paper securities non-marketable on organized security market.

Income (loss) from purchase and sale of paper securities is defined as difference between the sum of income received from conversion of securities and documented expenses for paper securities purchase, marketing and storage actually performed by taxpayer, or property withholdings decreasing income from purchase and sale transaction.

The said expenses include:

- sums paid to seller according to contract
- payment for depositary's services
- commitment fees to professional members of security market, discount paid (repaid) to management company of unit investment trust while investor's sale (redemption) of investment share of unit investment trust, defined according to the procedure established by the legislation of the RF on investment funds
- bourse tax (fee)
- payment for registrar's services
- other expenses directly connected with purchase, sale and storage of paper securities, incurred for services provided by professional members of security market within the limits of their professional activity.

Income (loss) from purchase and sale of paper securities marketable on organized security market

increases (decreases) by amount of interest paid for usage of monetary funds attracted for performing transaction of paper securities purchase and sale within the limits of sums calculated on the basis of current refinance rate of Central Bank of the RF.

Loss amount on operations with paper securities marketable on organized security market is defined on the basis of fluctuation limits of paper securities market value.

Paper securities marketable on organized security market include paper securities accepted for circulation by sale organizers having license of federal authority which regulates security market,

Market rate of a paper security, including share of unit investment trust marketable on organized security market means a weighted average price of paper security on transactions performed within a selling day through sale organizer. If transactions are performed at the same price through two or more sale organizers, taxpayer have right to choose paper security market rate fixed by one of sale organizers at his/her option. In case if sale organizer does not calculate weighted average price, weighted average price shall be half sum of minimal and maximal price of transactions performed within a selling day through this sale organizer.

Tax base is separately defined for each operation.

Income (loss) from purchase and sale operations of paper securities is calculated as a sum of income from all transactions with paper securities of relevant category performed within a tax period after deduction of sum of losses.

If taxpayer's expenses for purchase, marketing and storage of paper securities can not be directly referred to expenses for purchase, marketing and storage of specific paper securities, the said expenses are divided in proportion to cost estimate of paper securities to which the said expenses are referred. Cost estimate of paper securities is defined as of the date of incurring these expenses.

In case if taxpayer's expenses can not be confirmed by documents, he/she shall have right to realize property tax exemption envisaged by the first paragraph, Sub-item 1, Item 1, Article 220 TC. Property tax exemption or deduction to the amount of actually made and documented expenses is provided to a taxpayer while calculating and paying taxes to budget at income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) or at the end of tax period while submitting tax return to a taxation body.

If tax calculation and payment are made by income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) within a tax period, property tax exemption is provided by the income payment source with possibility of further recalculation at the end of tax period while submitting tax return to a taxation body.

If there are several income payment sources, property tax exemption is provided only by the income payment source at taxpayer's option.

Tax base of purchase and sale operations of paper securities (investment share redemption of unit investment trust) is defined as income received from operations with paper securities within a tax period.

Losses on operations with paper securities marketable on organized security market received as a result of the said operations performed within tax period decrease tax base of purchase and sale operations of paper securities of this category.

Income from purchase and sale operations with paper securities non-marketable on organized security market which met the requirements set for paper securities marketable on organized security market as for the purchase date can be decreased to the amount of losses on purchase and sale operations with paper securities marketable on organized security market received within tax period.

Date of actual acquisition of income:

- date of income payment, including income transfer to taxpayer's banking accounts or accounts of third parties on his/her instruction – acquisition of income in monetary form
- date of paper securities purchase - acquisition of income in form of material benefit.

Tax base of purchase and sale operations of paper securities and operations with financial instruments of futures transactions is defined at the end of tax period. Calculation and payment of

tax sum is made by a fiscal agent at the end of tax period or while paying monetary funds to a taxpayer before the end of tax period.

Fiscal agents are Russian organizations from which or as a result of cooperation with which taxpayer received income. Fiscal agents are obliged to calculate, deduct tax from taxpayer's pay and pay tax amount. In case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of fiscal agent are performed by the person actually paying income to a taxpayer.

If fiscal agent pays monetary funds to a taxpayer before the end of tax period, the tax is paid from the part of income defined according to the present article which corresponds to actual sum of paid monetary funds. Part of income is calculated as a product of total income sum by proportion of payment sum and cost value of paper securities defined as of the payment date of monetary funds on which the fiscal agent acts as a broker. If monetary funds are paid to a taxpayer more often than once per tax period, tax sum is calculated on an accrual basis with deduction of previously paid tax amounts.

Cost value of paper securities is defined on the basis of actually made and documented expenses for their purchase.

Monetary funds payment means payment of cash monetary funds, transfer of monetary funds to individual's banking account or account of a third party on individual's instruction.

If income payment source can not deduct calculated tax amount from a taxpayer, fiscal agent (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) shall notify taxation body of registration place on failure of the said deduction and taxpayer's outstanding amount in written form within a month from the date of this condition occurrence. In this case tax payment is maid according to Article 228 TC.

TAXATION PROCEDURE FOR LEGAL ENTITIES.

Type of tax – income tax.

Income includes:

- earnings from property rights realization (proceeds)
- non-operating gains in form of interest on paper securities and other debt commitments and/or equity participation in other organizations.

Tax base.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption) is defined on the basis of price of sale or other disposal of paper securities, s well as sum of accumulated interest (coupon) income paid to taxpayer by purchaser and sum of interest (coupon) income paid taxpayer by issuer. In this case taxpayer's income from sale or other disposal of paper securities does not include sums of interest (coupon) income previously included while taxing.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption), nominated in foreign currency, is defined according to the exchange rates of the RF Central Bank, effective on the date of ownership transfer or the maturity date.

Expenses for sale (other disposal) of paper securities are defined on the basis of purchase price of a paper security (including expenses for its purchase), expenses for its sale, Discount amount of investment shares estimated value, sum of accumulated interest (coupon) income paid by taxpayer to paper security seller. In this case expenses do not include sums of interest (coupon) income previously included while taxing.

Defining the expenses for sale (other disposal) of paper securities, purchase price of security, nominated in foreign currency (expenses on acquisition inclusive), is determined according to the exchange rates of the RF Central Bank, effective on the moment of the security registration. Routine revaluation of the securities nominated in foreign currency is not conducted.

While saling shares received by the shareholders as a result of reorganization, the purchase price of such securities is declared to be their value defined according to the item 4 - 6 of Article 277 of the RF Tax Code.

Interest under contracts on credit, loan and other similar contracts, other debt commitments (including paper securities) is taken into account as of the date of income (expenditure) recognition according to Article 328 of the Tax Code of the RF.

Date of recognizing income and expenditure on bond operations is the date of selling the said bonds according to Article 329 of the Tax Code of the RF.

Paper securities are recognized to by securities marketable on organized security market if all the following requirements are met:

1) if they are accepted for circulation at least by one sale organizer who have right to this according to the national legislation

2) if information on their prices (rates) is published by mass media (including electronic one) or can be provided to any interested person by sale organizer or other authorized person within three years from the date of performing operation with paper securities

3) if market rate is calculated on them, if it is provided for by relevant national legislation.

For the purpose of this item, national legislation is meant to be the legislation of the state, on the territory of which the securities are circulating (conclusion of civil deals, which results in securities ownership transfer, including those outside of the formal securities market).

For the purpose of tax assessment market price of paper securities marketable on organized security market shall be the actual price of sale or other disposal of paper securities, if this price is in the interval between minimal and maximal prices (price interval) of transactions with the said paper security registered by sale organizer on security market as of the date of performing relevant transaction. In case of deal conclusion via the trade organizer, the date of deal conclusion shall mean the date of tender holding, on which this deal with security was made. In case of security selling outside the formal security market, the date of the deal conclusion shall mean the date of determination of all the significant terms and conditions for security transfer, i.e. the date of agreement signing.

In case of selling paper securities marketable on organized security market at the price lower than minimal transaction price on security market, minimal transaction price on security market is taken for defining finance result.

Accumulated interest (coupon) income shall mean a part of interest (coupon) income which payment is stipulated by issue conditions of this paper security, calculated in proportion to quantity of days passed from the issue date of paper security or payout date of previous coupon yield to the date of performing transaction (date of paper security transfer).

For the purpose of tax assessment market price of paper securities non-marketable on organized security market shall be the actual price of sale or other disposal of paper securities if at least one of the following requirements is met:

1) if actual price of relevant transaction is in the price interval of similar (identical, uniform) paper security registered by sale organizer on security market as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

2) if deviation of actual price of relevant transaction is within 20 per cents towards increase or decrease of weighted average price of similar (identical, uniform) paper security calculated by sale organizer on security market according to established rules on auction results as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

Income of taxpayer – shareholder selling shares received due to increase of registered capital of a joint-stock company is defined as a difference between sale price and initial paid shares value corrected on the basis of change of shares quantity as a result of increase of registered capital.

Tax base on operations with paper securities is separately defined by a taxpayer, except for the tax base on operations with paper securities defined by professional members of security market. In this case taxpayers (except for professional members of security market performing dealer activity) define tax base on operations with paper securities marketable on organized security market separately from tax base on operations with paper securities non-marketable on organized security

market.

While sale of other disposal of paper securities, value of withdrawn issuing paper securities is made according to method of cost of first acquired paper securities (FIFO), value of withdrawn non-issuing paper securities – on the basis of actual value of each paper security.

Taxpayers, received loss (losses) from operations with paper securities within the previous tax period or previous tax periods, shall have right to decrease tax base of operations with paper securities in the accounting (tax) period (carry over the said losses) according to the procedure and terms established by Article 283 TC.

In this case losses from operations with paper securities non-marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations with these paper securities in the accounting (tax) period. Losses from operations with paper securities marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations on selling paper securities of this category.

Within tax period carrying over losses from operations with paper securities marketable on organized security market and paper securities non-marketable on organized security market sustained in relevant accounting period is performed separately according to the said paper security categories within the limits of income received from operations with such paper securities.

In case if recipient of interest income from debt commitments of any type, including participating bond and convertible bonds, is a foreign organization not performing activity in RF through its permanent representation, fiscal agent calculates and withdraws tax on such income. In this case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of a fiscal agent are performed by the person actually paying income to a foreign organization not performing activity through its permanent representation in RF.

In case of fiscal agent's payment of income which is levied by tax at lower rates in the RF according to international contracts (agreements) to a foreign organization, fiscal agent calculates and withdraws tax amount on the income at relevant lower rates, if foreign organization submits confirmation envisaged by Item 1 Article 312 TC RF to fiscal agent. In this case of Russian banks payment of income on operations with foreign banks, confirmation of the fact that the foreign bank is permanently located on the territory of state, which has concluded an international contract (agreement) governing tax questions with RF, is not required, if the location is confirmed by information of public information books.

Tax amount on income from equity participation in organizations activity (dividends) is defined on the basis of the following provisions.

If taxpayer's income source is a foreign company, tax amount in relation to received dividends is defined by taxpayer at its option on the basis of the sum of received dividends and rate of 15 %.

In this case taxpayers receiving dividends from a foreign company, including through permanent representation of foreign company in the RF, have no right to decrease tax amount calculated according to Article 275 TC RF by the tax amount calculated and paid on the territory of source location unless otherwise provided for by an international contract.

If taxpayer's income source is a Russian company, the said organization shall be a fiscal agent and it levies tax on the basis of provisions of Item 2 Article 275 TC RF.

In this case tax amount subject to income retention of taxpayer - recipient of dividends is calculated by fiscal agent on the basis of total tax sum calculated according to the procedure established by Item 2 Article 275 TC RF and each shareholder's part of total dividends sum.

Total tax amount is calculated as product of tax rate of 9% by difference between sum of dividends subject to division among shareholders (participants) in current tax period diminished by sum of dividends subject to payment by fiscal agent according to Item 3 Article 275 TC RF in current tax period and sum of dividends received by the fiscal agent in current accounting (tax) period and previous accounting (tax) period, if these sums have not been previously taken into account while defining taxable income in form of dividends. In case if the received difference is negative, there is liability to pay taxes and compensation from budget is not carried out.

In case if Russian organization – fiscal agent pays dividends to a foreign organization and (or) individual non-resident of the RF, tax base on each payment of taxpayer - recipient of dividends is

calculated as a sum of paid dividends. The rate of 15% or 30% is applied to it.

8.9. Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds

Category of stock: ***ordinary registered uncertified stock***

Reporting period for which the stated dividends are paid (were paid)	***2000***	***2001***	***2002***	***2003***	***2004***
Amount of stated (accrued) dividends per a share, rubles	33.05	0.026	0.096052	0.124867	0.0630084
Amount of stated (accrued) dividends for the whole stock, rubles	14 925 413.05	11 741 626.2	151 570 712.32	197 040 979.22	99 428 000.0
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. **Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.**	June 1, 2001 Minutes No.7 dated June 1, 2001	June 5, 2002 Minutes No.9 dated June 5, 2002	June 24, 2003 Minutes No.11 dated June 24, 2003	June 11, 2004 Minutes No. 12 dated June 11, 2004	June 30, 2005 Minutes No. 13 dated June 30, 2005
Period for paying the stated dividends on issuer's stock	within the financial year when the decision on dividends payment was made	within the financial year when the decision on dividends payment was made	Before December 31, 2003	Before December 31, 2004	Before December 31, 2005

Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all ordinary stock, rubles	14635470.08	11687712.00	151 007 276.07	196 265 488.08	98 984 605.40

Sum of paid dividends is indicated with application of retained tax.

The dividends on ordinary stock for 2000-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Category of stock: ***preference registered uncertified stock of B type***

Accounting period for which the stated dividends are paid (were paid)	**2000**	**2001**
Amount of stated (accrued) dividends per a share, rubles	70.94	0.038
Amount of stated (accrued) dividends for the whole stock, rubles	877669.68	470136.0
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. **Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.**	June 1, 2001 Minutes No.7 dated June 1, 2001	June 5, 2002 Minutes No.9 dated June 5, 2002
Period for paying the stated dividends on issuer's stock	within a month after the date of making decision on dividends payment	within a month after the date of making decision on dividends payment
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form
Total dividend amount paid on all preference stock of B type, rubles	877669.68	470136.00

Category of stock: ***preference registered uncertified stock of A type***

Reporting period for which the stated dividends are paid (were paid)	**2000**	**2001**	**2002**	**2003**	**2004**
Amount of stated (accrued) dividends per a share, rubles	141.89	0.077	0.206143	0.285662	0.0756115

Amount of stated (accrued) dividends for the whole stock, rubles	21 944 423.62	11 908 666.0	108 429 738.3	150 256 161.52	39 771 000.0
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. **Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.**	June 1, 2001 Minutes No.7 dated June 1, 2001	June 5, 2002 Minutes No.9 dated June 5, 2002	June 24, 2003 Minutes No.11 dated June 24, 2003	June, 11 2004 Minutes No. 12 dated June 11, 2004	June 30, 2005 Minutes No.13 dated June 30, 2005
Period for paying the stated dividends on issuer's stock	within two months after the date of making decision on dividends payment	within two months after the date of making decision on dividends payment	Before August 23, 2003	Before August 10, 2004	Before August 29, 2005
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all preference stock of A type, rubles	21415471.89	18817700.54	107 405 386.31	148 491 135.04	39 013 492.56

The indicated dividends sums are calculated with application of retained tax.

The dividends on preference stock for 2000-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Income on issuer's bonds.

1. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***

Series: ***01***

Type: ***interest bearing bonds***

Form of paper securities: ***certified bearer securities***

Registration number: ***4-01-00194-A***

Date of state registration of security issue: ***17.10.2001***
Date of state registration of report on results of securities issue: ***December 10, 2001***
Authority which performed state registration of securities issue: ***FCSM of Russia***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***
Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond: ***57.26 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***34 356 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q1 2002***
Total income amount paid for all bonds of the issue in the Q1 2002: ***34 356 000 rubles.***

Income amount subject to payment on bonds of the issuer, per a bond: ***53.6 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***32 160 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2002***
Total income amount paid for all bonds of the issue in the Q2 2002: ***32 160 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***102.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***61 332 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2002***
Total income amount paid for all bonds of the issue in the Q4 2002: ***61 332 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2003***
Total income amount paid for all bonds of the issue in the Q2 2003: ***53 850 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2003***
Total income amount paid for all bonds of the issue in the Q4 2003: ***53 850 000 rubles***

2. Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***

Series: *02*
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority which performed state registration of securities issue: ***FCSM of Russia***
Date of state registration of report on results of securities issue: ***15.08.2002***
Authority which performed state registration of securities issue and report on results of securities issue: ***FCSM of Russia***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***
Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond: ***49.86 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***29 916 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2002***
Total income amount paid for all bonds of the issue in the Q4 2002: ***29 916 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***99.73 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***59 838 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2003***
Total income amount paid for all bonds of the issue in the Q2 2003: ***59 838 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***90.25 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***54 150 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2003***
Total income amount paid for all bonds of the issue in the Q4 2003: ***54 150 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2004***
Total income amount paid for all bonds of the issue in the Q2 2004: ***53,850,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***80.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***48,132,000 rubles***
Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2004***
Total income amount paid for all bonds of the issue in the Q4 2004: ***48 132 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***79.78 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***47 868 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2005***
Total income amount paid for all bonds of the issue in the Q2 2005: ***47 868 000 rubles***

3. Kind, series (type), form and other identification characteristics of paper securities:
Kind of paper securities: ***bonds***
Bond series: ***2-И***
Type: ***interest bearing bonds***
Bond form: ***registered uncertified bonds***
State registration number of securities issue: ***4-15-00194-A***
Date of state registration: ***1October 1, 2002***
Date of state registration of report on results of securities issue: ***14.01.2003***
Quantity of bonds of the issue: ***212 701 items***
Nominal value of a bond of the issue: ***50 rubles***
Output of bonds in terms of nominal value: ***10 635 050 rubles***

Type of income paid on bonds of the issue: ***interest***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***
Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Period for which bond yield of the issue was paid (is paid): ***2002***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.
Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И – 42 712.00 rubles.

Reason:
- Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2002: ***42 712 rubles***
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 161 rubles***
Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Period for which bond yield of the issue was paid (is paid): ***2003***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И as of April 28, 2004 – 17 512.00 rubles.

Reason:

- Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2003: ***17 512 rubles***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 641 rubles***

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2004***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И as of January 31, 2005 – 4 661.00 (four thousand six hundred and sixty one) rubles 00 kopecks

Reason:

- *Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.*

Total income amount paid for all bonds of the issue in 2004: ***4 661.00 (four thousand six hundred and sixty one) rubles 00 kopecks.***

4. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***

Series: ***03***

Type: ***interest bearing bonds***

Form of paper securities: ***certified bearer securities***

State registration number: ***4-18-00194-A***

Date of state registration: ***01.08.2003***

Authority which performed state registration of securities issue: ***FCSM of Russia***

Date of state registration of report on results of securities issue: ***14.10.2003***

Authority which performed state registration of securities issue and report on results of securities issue: ***FCSM of Russia***

Quantity of paper securities of the issue: ***2,000,000***

Nominal value of a paper security of the issue (rubles): ***1,000***

Output of paper securities in terms of nominal value (rubles): ***2,000,000,000***
Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q1 2004***
Total income amount paid for all bonds of the issue in the Q1 2004: ***123,840,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q3 2004***
Total income amount paid for all bonds of the issue in the Q3 2004:
123,840,000 rubles

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q1 2005***
Total income amount paid for all bonds of the issue in the Q1 2005: ***123,840,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,160,000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q3 2005***
Total income amount paid for all bonds of the issue in the Q3 2005: ***123,160,000 rubles***

5. Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***04***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-19-00194-A***
Date of state registration: ***June 29, 2004***
Authority which performed state registration of securities issue: ***Federal Agency for Finance Markets***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Authority which performed state registration of securities issue and report on results of securities issue: ***Federal Agency for Finance Markets***
Quantity of paper securities of the issue: ***7,000,000***
Quantity of actually placed paper securities of the issue: ***5,622,595***

Nominal value of a paper security of the issue (rubles): ***1,000***

Output of paper securities in terms of nominal value (rubles): ***7,000,000,000***

Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond (on the 1st coupon): ***69.19 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue (on the 1st coupon): ***389,027,348.05 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q1 2005***

Total income amount paid for all bonds of the issue: ***389,027,348.05 rubles***

Income amount subject to payment on bonds of the issuer, per a bond (on the 2nd coupon): ***69.19 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue (on the 2nd coupon): ***389,027,348.05 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q3 2005***

Total income amount paid for all bonds of the issue: ***389,027,348.05 rubles***

8.10. Other information

No information.